UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 08, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
This document comprises a prospectus for the purposes of the UK version of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the “UK Prospectus Regulation”), relating to BHP Group Limited (the “Company”) and has been approved by the FCA, as the competent authority under the UK Prospectus Regulation, in accordance with section 87A of FSMA, and has been prep ared and made available to the public in accordance with the Prospectus Regulation Rules of the FCA made under section 73A of FSMA (the “Prospectus Regulation Rules”). The FCA only approves this document as meeting the standards of completeness, comprehensibility and consistency imposed by the UK Prospectus Regulation and such approval should not be considered as an endorsement of the issuer that is the subject of this document or of the quality of the securities that are the subject matter of this document. Investors should make their own assessment as to the suitability of investing in the securities.
This Prospectus has been prepared in order to provide details of the Limited Shares, including the New Limited Shares to be issued and allotted pursuant to Unification, on the assumption that Unification will become effective as proposed. Certain terms used in this Prospectus, including certain technical and other terms, are defined and explained in Part XV (Definitions) of this document.
The Limited Directors, whose names appear on page 34 of this Prospectus, and the Company accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Company and the Limited Directors, the information contained in this Prospectus is in accordance with the facts and this Prospectus makes no omission likely to affect its import.
The distribution of this document into a jurisdiction other than the United Kingdom may be restricted by law and therefore persons into whose possession this document (and/or any accompanying documents) comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the Company to distribute this Prospectus (or any other publicity materials relating to the Limited Shares, including the New Limited Shares) in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, neither this Prospectus nor any advertisement nor any other publicity material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.
BHP GROUP LIMITED
(incorporated and registered in Australia with ABN 49 004 028 077)
Admission of up to 5,062,323,190 Limited Shares, including the New Limited Shares, to the standard listing segment of the FCA Official List and to trading on the Main Market of the LSE, which shares will also be listed and traded by way of secondary listing on the general mining sector of the JSE’s Main Board and, in relation to the New Limited Shares, admitted to trading on the ASX and, in the form of Limited ADSs, the NYSE
This document should be read as a whole, including the information incorporated by reference into this document. Your attention is drawn in particular to Part II (Risk Factors) of this document which includes a discussion of certain risk factors which should be taken into account when considering the matters referred to in this document.
The Existing Limited Shares are listed and traded on the ASX and, in the form of Limited ADSs, on the NYSE. Applications will be made to: (i) the FCA for the Limited Shares, including the New Limited Shares, to be admitted to the standard listing segment of the FCA Official List; (ii) the LSE for the Limited Shares, including the New Limited Shares, to be admitted to trading on the LSE’s Main Market for listed securities; (iii) the JSE for the Limited Shares, including the New Limited Shares, to be admitted to listing and to trading on the JSE by way of secondary listing on the general mining sector of the JSE’s Main Board; and (iv) the ASX for the New Limited Shares to be quoted on the ASX (each admission at (i) to (iv) being “Admission”). A supplemental listing application will also be made to the NYSE for the New Limited ADSs representing New Limited Shares to be admitted to listing and trading on the NYSE. It is expected that, subject to the satisfaction or waiver (if capable of waiver) of certain Unification Conditions (including sanction of the Plc Scheme by the Court but not including those Unification Conditions which relate to Admission), Admission will become effective on 31 January 2022, and that dealings: (i) in the Limited Shares, including the New Limited Shares, on the LSE (and settling in the form of Limited DIs) will commence at 8.00 a.m. (London time) on 31 January 2022; (ii) in the Limited Shares, including the New Limited Shares, on the JSE (through STRATE) will commence at 9.00 a.m. (South African time) on 31 January 2022;

and (iii) in the New Limited Shares on the ASX on a deferred settlement basis will commence at 10.00 a.m. (Melbourne time) on 31 January 2022 (with normal trading commencing at 10.00 a.m. (Melbourne time) on
2 February 2022). Dealings in the New Limited ADSs are expected to commence on the NYSE by 9.30 a.m. (New
York time) on 31 January 2022.
No application has been, or is currently intended to be, made for the Limited Shares, including the New
Limited Shares, to be admitted to listing or trading on any other exchange.
The New Limited Shares will be issued, credited as fully paid, and will rank pari passu in all respects with the Existing Limited Shares at the time of such issue, including in relation to the right to receive notice of, and to attend and vote at, general meetings of the Company, the right to receive and retain any dividends and other distributions declared, made or paid by reference to a record date falling on or after the Plc Scheme Effective Time and the right to participate in the assets of the Company upon a winding-up of the Company.
This document does not constitute an offer to sell or issue, or a solicitation of an offer to buy, New Limited Shares in any jurisdiction in which such offer or solicitation would be unlawful.
UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority (the “PRA”) and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS AG London Branch and UBS AG Australia Branch (together, “UBS”) provided financial and corporate broking advice to BHP and no one else in connection with the process or contents of this document. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this document or any other matter referred to herein.
Goldman Sachs Australia Pty Ltd (“GSA”) and Goldman Sachs International (“GSI”, together with GSA, “Goldman Sachs”), is acting as financial adviser to BHP and no-one else in connection with the process or contents of this document. Neither Goldman Sachs nor its affiliates, nor their respective partners, directors, officers, employees or agents are responsible to anyone other than BHP for providing the protections afforded to clients of Goldman Sachs or for providing advice in connection with the transaction described in this document or for any other matters referred to herein. To the extent that GSI is providing financial services in Australia, GSI is exempt from the requirement to hold an Australian financial services license for the financial services GSI provides in Australia. GSI is regulated by a foreign regulator under foreign laws which differ from Australian laws. GSI is authorised by the PRA and regulated by the FCA and the PRA, under UK laws.
Flagstaff Partners Pty Ltd (“Flagstaff Partners”) is acting as an adviser only to BHP, and not to anyone else, in connection with the contents of this document and any process referred to in it. Neither Flagstaff Partners, nor any of its affiliates, directors, officers, employees or agents are responsible to anyone other than BHP for providing the protections afforded to Flagstaff Partners’ clients, or for providing advice in connection with any matter referred to in this document.
Citigroup Global Markets Limited (“Citi”), which is authorised in the UK by the PRA and regulated by the FCA and PRA, is acting exclusively for BHP and no one else in connection with the transaction described in this document and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Citi nor for providing advice in relation to the transaction or any other matters referred to in this document. Neither Citi nor any of its affiliates, directors or employees owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, consequential, whether in contract, in tort, in delict, under statute or otherwise) to any person who is not a client of Citi in connection with this document, any statement contained herein, the transaction or otherwise.
NOTICE TO ALL INVESTORS
Recipients of this Prospectus are authorised to use it solely for the purpose of considering the terms of Unification and an investment in the New Limited Shares. Any reproduction or distribution of this document, in whole or in part, and any disclosure of its contents or use of any information for any purpose other than in considering the terms of Unification and an investment in the New Limited Shares is prohibited. Such recipients of this Prospectus agree to the foregoing by accepting delivery of this Prospectus.
None of the Company nor any of its representatives, is making any representation to any investor in the New Limited Shares regarding the legality or otherwise of an investment in the New Limited Shares by such investor under applicable laws. The contents of this document are not to be construed as legal, business or tax advice. Each investor should consult their own legal adviser, business adviser, financial adviser or tax adviser.
Investors acknowledge that: (i) they have relied only on the information contained in this document as having been authorised by the Company or any of its affiliates; and (ii) no person has been authorised to give any information or to make any representations in connection with Unification, concerning the BHP Group or the Limited Shares other than the information and representations contained in this Prospectus and, if any other information or representations are given or made, such information or representations must not be relied upon 2 as having been authorised by the Company, Limited Directors, any of the Company’s affiliates or any other person involved in Unification. Without prejudice to any legal or regulatory obligation on the Company to publish a supplementary prospectus pursuant to section 87G of FSMA and Rule 3.4.1 of the Prospectus Regulation Rules, neither the delivery of this Prospectus, any acquisition or sale made hereunder, nor Admission shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Company or the BHP Group since the date of this Prospectus or that the information in it is correct as of any time after the date of this Prospectus. The Company will comply with its obligation to publish supplementary prospectuses containing further updated information as required by law or by a regulatory authority and, in particular, its obligations under the Prospectus Regulation Rules, the FCA Listing Rules and the Disclosure Guidance and Transparency Rules (as appropriate) but assumes no further obligation to publish additional information.
The Executive of the UK Panel has confirmed that the City Code will not apply to Unification and that going forward, the Company will not be subject to the City Code.
Unless otherwise stated, the contents of the BHP Group’s website, the contents of any website accessible from hyperlinks on such website or any other website referred to in this Prospectus do not form part of this Prospectus and investors should not rely on them.
Prior to making any decision as to Unification or as to whether to invest in Limited Shares, investors should read this Prospectus and the Circular in their entirety, including the information incorporated by reference. Investors must rely upon their own examination, analysis and enquiries of the Company and the terms of this Prospectus and the Circular, including the merits and risks involved.
NOTICE TO OVERSEAS SHAREHOLDERS
The distribution of this document into a jurisdiction other than the United Kingdom may be restricted by law and therefore persons into whose possession this document (and/or any accompanying documents) comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the Company to distribute this Prospectus (or any other publicity materials relating to the Limited Shares, including the New Limited Shares) in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, neither this Prospectus nor any advertisement nor any other publicity material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.
Restricted Shareholders (if any) will not receive New Limited Shares under Unification. New Limited Shares that would otherwise be issued to such Restricted Shareholders under Unification will be sold, with the net proceeds of such sale to be paid to Restricted Shareholders. See Section 3.4(E) of Part VII (Information on Unification) of this document for further information.
NOTICE TO US INVESTORS
The New Limited Shares to be issued under the Plc Scheme have not been, and will not be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”), or the securities laws of any state or other jurisdiction of the United States, and will be issued in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof (“Section 3(a)(10)”) on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Plc Scheme to Plc Shareholders. Plc Shareholders (including holders of Plc ADSs) who are affiliates of Plc as at the New Limited ADS Admission Time will be subject to certain US transfer restrictions relating to the New Limited Shares (including any New Limited ADSs representing New Limited Shares) received in connection with the Plc Scheme.
NONE OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER US REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES ISSUABLE PURSUANT TO THE PLC SCHEME, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
For further information, including information concerning transfer restrictions for affiliates, enforcement of civil liabilities, availability of reports with the US Securities and Exchange Commission (“SEC”), see Section 22 of Part XIII (Additional Information) of this document. 3

NOTICE TO AUSTRALIAN SHAREHOLDERS
This document does not constitute a prospectus or disclosure document under Chapter 6D of the Corporations Act 2001 and does not purport to include the information required of a prospectus or other disclosure document under Chapter 6D of the Corporations Act 2001.
This document, and any other document issued by the Company and/or Plc in connection with Unification, contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person, and does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document, and any other document issued by the Company and/or Plc in connection with Unification, is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
NOTICE TO CANADIAN SHAREHOLDERS
The New Limited Shares have not been, nor will they be, qualified for sale to the public under applicable Canadian securities laws and, accordingly, the distribution of the New Limited Shares in Canada pursuant to Unification will be made on a private placement basis only, such that the Company will be exempt from the requirement to prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Neither Plc nor the Company is a “reporting issuer”, as such term is defined under applicable Canadian securities legislation, or the equivalent in any province or territory of Canada. Canadian Plc Shareholders are advised that the Company currently does not intend to become a reporting issuer in Canada, file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the New Limited Shares to the public in Canada or any province or territory thereof, or list the New Limited Shares on any stock exchange in Canada. Therefore, any resale in or from Canada of the New Limited Shares must be made in accordance with, or pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of Canadian securities laws. These Canadian resale restrictions may in some circumstances apply to resales of the New Limited Shares made by Canadian Plc Shareholders outside of Canada. Canadian Plc Shareholders are advised to seek Canadian legal advice prior to any resale of Limited Shares.
NOTICE TO CHINESE SHAREHOLDERS
The New Limited Shares are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan) (“PRC”), except as permitted by the applicable laws of the PRC, including the PRC Securities Law. This Prospectus may not be used for the purpose of making, and does not constitute, an offer or invitation in the PRC.
NOTICE TO HONG KONG SHAREHOLDERS
This Prospectus is not a prospectus under the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), and nor is it required to be authorised under section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”). The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the transactions contemplated in this document. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
The New Limited Shares have not been and will not be offered or sold in Hong Kong by means of any document, other than: (i) to “professional investors” as defined in the SFO and any rules made under that Ordinance; or (ii) in other circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public with the meaning of that Ordinance.
No advertisement, invitation or document relating to the New Limited Shares has been or will be issued in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Limited Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
NOTICE TO JAPANESE SHAREHOLDERS
No registration under the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended from time to time) (the “FIEA”) has been made or will be made with respect to the New Limited Shares. Accordingly, the New Limited Shares may not be offered or sold in Japan or to, or for the benefit of, any person resident in Japan, or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any person resident in Japan, for Japanese securities law purposes except pursuant to an exemption from the 4 registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and governmental guidelines of Japan.
NOTICE TO NEW ZEALAND SHAREHOLDERS
The New Limited Shares are not being offered or sold to the public in New Zealand other than to existing shareholders of Plc with registered addresses in New Zealand to whom the offer of New Limited Shares is being made in reliance on the Financial Markets Conduct (Incidental Offers) Exemption Notice 2016 (New Zealand). This Prospectus has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (New Zealand). This Prospectus is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain.
NOTICE TO SINGAPOREAN SHAREHOLDERS
The offer of New Limited Shares by the Company is made only to and directed at, and the New Limited Shares are only available to, persons in Singapore who are existing holders of Plc Shares previously issued by Plc.
This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New Limited Shares may not be circulated or distributed, nor may the New Limited Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than existing holders of Plc Shares pursuant to Section 273(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore.
NOTICE TO SOUTH AFRICAN SHAREHOLDERS
No prospectus is required to be filed with the South African Companies and Intellectual Property Commission in respect of the Plc Scheme. As a result, this document does not comply with the substance and form requirements for a prospectus or advertisements set out in the South African Companies Act and the South African Companies Regulations of 2011, and has not been approved by, and/or registered with, the South African Companies and Intellectual Property Commission.
NOTICE TO SWISS SHAREHOLDERS
The New Limited Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.
This document is dated 8 December 2021. 5

TABLE OF CONTENTS
Page
PART I SUMMARY INFORMATION 7
PART II RISK FACTORS 14
PART III IMPORTANT NOTICES 25
PART IV EXPECTED TIMETABLE OF PRINCIPAL EVENTS 30
PART V DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS 34
PART VI SHARE CAPITAL AND INDICATIVE STATISTICS 37
PART VII INFORMATION ON UNIFICATION 38
PART VIII INFORMATION ON THE BHP GROUP 59
PART IX FINANCIAL INFORMATION RELATING TO THE BHP GROUP 78
PART X UNAUDITED PRO FORMA FINANCIAL INFORMATION 81
PART XI OPERATING AND FINANCIAL REVIEW 92
PART XII TAXATION 94
PART XIII ADDITIONAL INFORMATION 109
PART XIV DOCUMENTS INCORPORATED BY REFERENCE 170
PART XV DEFINITIONS 172

PART I SUMMARY INFORMATION
1. INTRODUCTION AND WARNINGS
1.1 Details of the issuer
The issuer is BHP Group Limited, a limited company incorporated in Australia with ABN 49 004 028 077.
The Company’s registered office is at 171 Collins Street, Melbourne, Victoria 3000, Australia. The telephone number of the Company is 1300 55 4757 (within Australia) or +61 3 9609 3333 (outside Australia). The legal entity identifier of the Company is WZE1WSENV6JSZFK0JC28.
1.2 Details of the securities
The securities are ordinary shares in the Company (“New Limited Shares”) and depositary interests held in CREST each representing an entitlement to one underlying New Limited Share (“Limited DIs”). On the ASX and JSE, the New Limited Shares will be registered with ISIN AU000000BHP4. The ISIN for the Limited DIs will be AU000000BHP4 and SEDOL number 0144403.
1.3 Details of the FCA
The head office of the FCA is at 12 Endeavour Square, London, E20 1JN. The telephone number of the FCA is +44 (0)20 7066 1000. This document was approved by the FCA on 8 December 2021.
1.4 Warnings
This summary should be read as an introduction to this document. Any decision to invest in the securities should be based on a consideration of this document as a whole by the investor. Any investor could lose all or part of their invested capital. Civil liability attaches only to those persons who have tabled the summary, including any translation thereof, but only where the summary is misleading, inaccurate or inconsistent when read together with the other parts of this document, or where it does not provide, when read together with the other parts of this document, key information in order to aid investors when considering whether to invest in the securities.
2. KEY INFORMATION ON THE ISSUER
2.1 Who is the issuer of the securities?
The Company (formerly The Broken Hill Proprietary Company Limited, then BHP Limited, and then BHP Billiton Limited) was incorporated in Australia on 13 August 1885 and is registered in Australia with ABN 49
004 028 077. The Company principally operates under the Corporations Act 2001 and legislation made thereunder. The legal entity identifier of the Company is WZE1WSENV6JSZFK0JC28.
(A) Principal activity
BHP is a leading global resources company. It extracts and processes minerals, oil and gas and had approximately 80,000 employees and contractors as at 30 June 2021, primarily in Australia and the Americas. Its products are sold worldwide, with sales and marketing led through Singapore and Houston, United States. Its global headquarters are in Melbourne, Australia. The BHP Group currently operates across three principal asset divisions: Minerals Australia, Minerals Americas and Petroleum.
(B) Major shareholders
As far as the Company is aware, at the Latest Practicable Date, the persons listed below held the following direct or indirect interests as shareholders of the Company, holding 5 per cent or more of the voting rights as notified to the Company under the Corporations Act 2001:
As at the Latest Practicable Date(1) Percentage of total voting rights
Name of Shareholder Number of shares(%)
BlackRock Group 176,981,268 6.00
(1) The percentage quoted is based on the total voting rights conferred by ordinary shares in the Company as at the Latest Practicable Date of 2,950,251,394. 7

(C) Key managing directors
Mike Henry is the Chief Executive Officer of the Company.
(D) Statutory auditor
Ernst & Young of 8 Exhibition St, Melbourne VIC 3000, Australia is the statutory auditor of the BHP Group in relation to the Australian responsibilities and reporting obligations to members of the Company. Ernst & Young LLP of 1 More London Place, London SE1 2AF is the statutory auditor of the BHP Group in relation to UK responsibilities and reporting obligations to the members of Plc.
2.2 What is the key financial information regarding the issuer?
(A) Selected historical key financial information
The BHP Group has two separate legal parent entities, the Company and Plc, which operate under the DLC Structure. Under the DLC Structure, the BHP Group operates together as a single economic entity governed by the Sharing Agreement. Accordingly, the Company, Plc and their respective subsidiaries are reported on a consolidated basis as a single reporting entity. The tables below set out selected historical consolidated financial information of the BHP Group, as of the dates and for the periods indicated, extracted without material adjustment from the Historical Financial Information.
Condensed Consolidated Balance Sheet
2021
US$M As reported 2020
US$M Restated(1) 2019
US$M As reported
Current assets 26,693 21,471 23,373
Non-current assets 82,234 84,262 77,488
Total assets 108,927 105,733 100,861
Current liabilities 16,403 14,824 12,339
Non-current liabilities 36,919 38,734 36,698
Total liabilities 53,322 53,558 49,037
Total equity 55,605 52,175 51,824
(1) Restated in the 2021 Annual Report and Accounts to reflect changes to the BHP Group’s accounting policy following a decision by the IFRS Interpretations Committee on IAS 12 ‘Income Tax’. No restatement of the income statement was required as a result of these changes.
Condensed Consolidated Income Statement
Continuing Operations
2021 2020 2019
US$M US$M US$M
As reported As reported As reported
Revenue 60,817 42,931 44,288
Profit from operations 25,906 14,421 16,113
Profit after taxation from Continuing
operations 13,451 8,736 9,520
Discontinued operations
Loss after taxation from Discontinued operations – -(335)
Profit after taxation from Continuing and
Discontinued operations 13,451 8,736 9,185
Attributable to non-controlling interests 2,147 780 879
Attributable to BHP shareholders 11,304 7,956 8,306

Condensed Consolidated Cash Flow Statement
Net operating cash flows from
2021 2020 2019
US$M US$M US$M
As reported As reported As reported
Continuing operations 27,234 15,706 17,397
Net operating cash flows from
Discontinued operations – — 474
Net operating cash flows 27,234 15,706 17,871
Net investing cash flows from
Continuing operations (7,845) (7,616) (7,377) Net investing cash flows from
Discontinued operations – — (443) Proceeds from divestment of
Onshore US, net of its cash – — 10,427
Net investing cash flows (7,845) (7,616) 2,607
Net financing cash flows from
Continuing operations (17,922) (9,752) (20,515) Net financing cash flows from
Discontinued operations – — (13)
Net financing cash flows (17,922) (9,752) (20,528)
(B) Unaudited Pro Forma Financial Information
The unaudited pro forma financial information of the BHP Group (“Unaudited Pro Forma Financial Information”) has been prepared to illustrate the effect of the proposed Petroleum Transaction (including settlement of intercompany balances between the PetroCo Group and the BHP Group and transaction costs) and the effect of Unification (including transaction costs) on:
the consolidated net assets of the BHP Group as at 30 June 2021, as if these transactions had taken place on that date; and
the consolidated income statement of the BHP Group for FY 2021, as if these transactions had taken place on 1 July 2020.
Whilst a binding agreement has been signed in relation to the Petroleum Transaction, completion is subject to a number of conditions. The Unaudited Pro Forma Financial Information has been prepared to illustrate the financial position of the BHP Group should both Unification and the Petroleum Transaction complete as expected. However, the Petroleum Transaction and Unification are not inter-dependent or inter-conditional. The pro forma adjustments related to the proposed Petroleum Transaction have been determined using assumptions based on information available as at the date of publication of this document.
The Unaudited Pro Forma Financial Information has been prepared on the basis set out in the notes to the Unaudited Pro Forma Financial Information and has been prepared in a manner consistent with the accounting policies applied by the BHP Group in preparing its consolidated financial statements for FY 2021, and in accordance with the requirements of sections 1 and 2 of Annex 20 of the Prospectus Delegated Regulation.
The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only. The hypothetical financial position or results included in the Unaudited Pro Forma Financial Information may differ from the BHP Group’s actual financial position or results. The Unaudited Pro Forma Financial Information also does not purport to represent the results or financial position of the BHP Group if the transactions referred to above had taken place on the dates indicated, or purport to represent the BHP Group’s results expected to be achieved in the future.
The unaudited consolidated pro forma net assets as at 30 June 2021 are US$45,477 million. The unaudited consolidated pro forma profit before tax for the year ended 30 June 2021 is US$28,181 million.
(C) There are no qualifications in the audit opinions on the Historical Financial Information in this document.
2.3 What are the key risks that are specific to the issuer?
The impact of Unification on the BHP Group and/or Shareholders may differ to that contemplated. 9

There can be no assurance as to the effect of Unification on the Limited Share price and the Plc Share price before Unification or the Limited Share price post-Unification.
An operational event in connection with the BHP Group’s activities globally could have significant adverse impacts on its people, communities, the environment or its business.
Risks associated with market concentration and the BHP Group’s ability to sell and deliver products into existing and future key markets may adversely affect the BHP Group’s economic efficiency.
The BHP Group may fail to position its asset portfolio, or other circumstances may lead to a failure by the BHP Group, to generate returns and value for shareholders (including securing growth options in future facing commodities) and to manage adverse impacts of short and long-term movements in commodity prices.
The BHP Group may engage in activities throughout the life cycle of its assets and across its value chain that have or are seen to have significant adverse impacts on communities, society, cultural heritage, human rights and the environment, which may affect its relationships with or be viewed negatively by the community and other stakeholders.
Risks associated with the transition to a low-carbon economy could affect the execution of the BHP Group’s strategy or its operational efficiency, asset values and growth options.
The BHP Group may be impacted by risks associated with adopting and implementing new technologies, and maintaining effectiveness of its existing digital landscape (including cyber defences) across its value chain.
An actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings (including acts of fraud, corruption or anti-competitive behaviour) could adversely affect the BHP Group’s business.
A failure to identify the BHP Group’s exposure to material events (internal or external), including potential physical impacts of climate change, and build organisational responses may impact the BHP Group’s business resilience.
3. KEY INFORMATION ON THE SECURITIES
3.1 What are the main features of the securities?
(A) Type, class and ISIN of the securities
The Limited Shares are, and on Admission the New Limited Shares will be, fully paid ordinary shares with: (i) a listing on the standard segment of the FCA Official List and traded on the Main Market for listed securities of the LSE; (ii) a listing on the ASX and traded on the ASX; and (iii) a secondary listing on the general mining sector of the JSE’s Main Board, traded under ticker “BHP” on the LSE and ASX and “BHG” on the JSE. The New Limited ADSs will also be admitted to dealing on the NYSE with ticker “BHP”.
On Admission, the New Limited Shares will be registered with ISIN AU000000BHP4 on the ASX and JSE. The ISIN for the Limited DIs will be AU000000BHP4 and SEDOL number 0144403. On Admission, the Limited Shares, including the New Limited Shares, will comprise the entire issued share capital of the Company.
(B) Currency and par value of the securities
The Limited Shares, including the New Limited Shares, when admitted, will be denominated in Australian dollars and quoted in Pounds Sterling on the LSE, Rand on the JSE and Australian dollars on the ASX. The Limited ADSs, including the New Limited ADSs, when admitted, will be denominated in US dollars. There is no concept of par value under Australian law.
(C) Number of issued and fully paid securities
As at the Latest Practicable Date, there were 2,950,251,394 Existing Limited Shares in issue and no
Existing Limited Shares were held by the Company in treasury.
On Admission, based on the number of Plc Shares and Existing Limited Shares in issue at the Latest Practicable Date, the issued share capital of the Company will be 5,062,323,190 Limited Shares, which is equal to the aggregate number of Plc Shares (excluding treasury shares) and Existing Limited Shares in issue on the Plc Scheme Record Time, all of which will be fully paid or credited as fully paid. There is no concept of par value under Australian law. 10

(D) Rights attaching to the securities
All New Limited Shares will, when issued and fully paid, rank pari passu in all respects with the Existing Limited Shares, including the right to receive all dividends and other distributions made, paid or declared by reference to a record date falling on or after the Plc Scheme Effective Time.
Subject to any special rights, restrictions or prohibitions on voting for the time being attached to any Limited Shares (for example, in the case of joint holders of a share, the only vote which will count is the vote of the person whose name is listed before the other voters on the register for the share), in respect of resolutions of the Company, on a show of hands, every Limited Shareholder who is present in person shall have one vote and, on a poll, every Limited Shareholder present in person or by proxy shall have one vote per Limited Share held. Limited Shareholders are entitled to participate in the assets of the Company attributable to their shares in a winding-up of the Company or other return of capital.
Following Unification, the DLC Structure will be collapsed and the arrangements governing the
DLC Structure will be terminated.
Subject to certain rights reserved by the Company pursuant to the terms of the Plc Scheme, Plc Shareholders will be entitled to receive New Limited Shares under the Plc Scheme according to the manner in which they hold their Plc Shares, as summarised below (save that Excluded Shareholders, being Restricted Shareholders and Selling Shareholders, will receive the proceeds of the sale of the interests they would otherwise have received in accordance with the below):
Plc Shareholders (other than those on the Plc South African Branch Register) will receive New Limited Shares to which they are entitled either: (i) where they are a Plc CREST Shareholder (except the Plc ADS Depositary), in the form of Limited DIs through CREST; (ii) where they are a Plc Certificated Shareholder with a registered address in a jurisdiction permitted under the terms of the CSN Facility, in the form of Limited DIs via the CSN Facility; (iii) where they are a Plc Certificated Shareholder with a registered address in any other jurisdiction, directly on the Limited Share Register.
Plc Shareholders on the Plc South African Branch Register who hold: (i) dematerialised Plc Shares through STRATE will have their accounts held at their CSDPs or brokers debited with the Plc Shares pursuant to the Plc Scheme and, following the initial issuance of their New Limited Shares to Computershare Nominees as nominee, ultimately credited with a beneficial entitlement to the New Limited Shares to which they are entitled; and (ii) Plc Shares in certificated form will have their certificates cancelled and, following the initial issuance of their New Limited Shares to Computershare Nominees as nominee, will (subject to their appointment of a CSDP or broker using the SA Surrender, Election and Transfer Form) ultimately receive the New Limited Shares to which they are entitled in dematerialised form. Subject to such Plc Shareholders electing a new CSDP or broker by completing and returning the SA Surrender, Election and Transfer Form, those certificated Plc Shareholders will have their accounts held at their appointed CSDPs or brokers credited with a beneficial entitlement to the New Limited Shares to which they are entitled.
Plc ADS Holders will receive one New Limited ADS for each Plc ADS they hold at the New
Limited ADS Admission Time.
(E) Description of restrictions on free transferability of the securities
The Limited Shares are, and on Admission the New Limited Shares will be, freely transferable under the Limited Constitution (as amended pursuant to Unification) and there are, and will be, no restrictions on transfer of the Limited Shares in the United Kingdom or Australia except in limited circumstances.
The Amended Limited Constitution provides that the Company can refuse to register any transfer where permitted to do so by the Corporations Act 2001, the ASX Listing Rules or the operating rules of the relevant securities clearing house. The Corporations Act 2001 provides that shares in an Australian company are transferable or transmissible as provided by the company’s constitution and the operating rules of the relevant securities clearing house. The Corporations Act 2001 also provides that, if the court is satisfied that a refusal or failure by the company to register a transfer was without just cause, the court can order that the transfer be registered.
Persons who receive New Limited Shares under the Plc Scheme (including New Limited Shares represented by New Limited ADSs), other than any holder of New Limited Shares who may be deemed an “affiliate” of the Company post-completion of Unification for purposes of Rule 144 under the US Securities Act, may resell them without restriction under the US Securities Act. Limited Shareholders (including those persons who become Limited Shareholders pursuant to the Plc Scheme) who believe they may be affiliates of the Company for the purposes of the US Securities Act should consult their own legal advisers. 11

(F) Rank of securities in the Company’s capital structure in the event of insolvency
The Existing Limited Shares and the New Limited Shares do not carry any rights to participate in a distribution of capital (including on a winding-up) other than those that exist as a matter of law. The Existing Limited Shares and the New Limited Shares, all being Limited Shares, will rank pari passu in all respects.
(G) Dividend policy
The current dividend policy, adopted in February 2016, will not change as a result of Unification. It provides for a minimum 50 per cent payout of underlying attributable profit at each reporting period. The Board will assess, at each reporting period, the ability to pay more than the minimum payment, in accordance with its capital allocation framework.
The total dividend for FY 2021 was 301 US cents per Limited Share or Plc Share, as applicable.
3.2 Where will the securities be traded?
Applications will be made to: (i) the FCA for the Limited Shares, including the New Limited Shares, to be admitted to the standard listing segment of the FCA Official List; (ii) the LSE for the Limited Shares, including the New Limited Shares, to be admitted to trading on the LSE’s Main Market for listed securities; (iii) the JSE for the Limited Shares, including the New Limited Shares, to be admitted to listing and to trading on the JSE by way of secondary listing on the general mining sector of the JSE’s Main Board; and (iv) the ASX for the New Limited Shares to be quoted on the ASX. A supplemental listing application will also be made to the NYSE for the New Limited ADSs to be admitted to listing and trading on the NYSE.
It is expected that, subject to the satisfaction or waiver (if capable of waiver) of certain Unification Conditions (including sanction of the Plc Scheme by the Court but not including those Unification Conditions which relate to Admission), Admission will become effective on 31 January 2022, and that dealings: (i) in the Limited Shares, including the New Limited Shares, on the LSE (and settling in the form of Limited DIs) will commence at 8.00 a.m. (London time) on 31 January 2022; (ii) in the Limited Shares, including the New Limited Shares, on the JSE (through STRATE) will commence at 9.00 a.m. (South African time) on 31 January 2022; and (iii) in the New Limited Shares on the ASX on a deferred settlement basis will commence at 10.00 a.m. (Melbourne time) on 31 January 2022 (with normal trading commencing at 10.00 a.m. (Melbourne time) on 2 February 2022). Dealings in the New Limited ADSs are expected to commence on the NYSE by 9.30 a.m. (New York time) on 31 January 2022.
3.3 What are the key risks that are specific to the securities?
Holders of Limited Shares post-Unification will no longer be afforded the protections and controls conferred by the rules governing companies with a premium listing on the LSE, and Plc Shareholders will hold shares in a company governed by Australian corporate and securities laws with a standard listing on the LSE, therefore the Company may take certain actions in the future that would be subject to a different standard of shareholder protections and controls.
The value of an investment in Limited Shares may be subject to material fluctuations and may not reflect the underlying asset value.
Additional equity offerings or future sales of Limited Shares by the Company, or the possibility of such offerings or future sales, could have a material adverse effect on the price of the Limited Shares and/or result in dilution of Limited Shareholders interests’ in the Company.
There is no guarantee that dividends will be paid on the Limited Shares.
Overseas Shareholders may not be able to subscribe for future issues of Limited Shares.
4. KEY INFORMATION ON THE ADMISSION TO TRADING ON A REGULATED MARKET
4.1 Under which conditions and timetable can I invest in this security?
The implementation of the Plc Scheme and, in turn, Unification, will be subject to the fulfilment or, if applicable, waiver (in whole or in part), on or before the Cut-Off Date or such later date as Plc and the Company agree in writing, of the following Unification Conditions:
the Limited Resolutions being approved at the Limited GM and the Plc Resolutions being approved at the Plc Scheme Meeting and the Plc GM, by the requisite majorities in each case;
all regulatory approvals necessary for Unification having been received, on conditions acceptable to each of the Company and Plc;
the Plc Scheme being sanctioned by the Court at the Court Sanction Hearing and a copy of the
Court Order sanctioning the Plc Scheme being lodged with the Registrar of Companies; 12

(i) the FCA having acknowledged to the Company or its agent (and such acknowledgment not having been withdrawn) that the application for the admission of the Limited Shares to the FCA Official List with a standard listing has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject), will become effective as soon as a dealing notice has been issued by the FCA and any such conditions having been satisfied; (ii) the LSE having acknowledged to the Company or its agent (and such acknowledgement not having been withdrawn) that the Limited Shares will be admitted to trading; (iii) the JSE having approved (and such approval not have been withdrawn) the admission of the Limited Shares to the JSE and such admission becoming effective on or prior to the Plc Scheme Effective Time, or such other date as agreed in writing between Plc and the Company; and (iv) the New Limited ADSs have been authorised for listing on the NYSE, upon official notice of allotment;
no temporary restraining order, preliminary or permanent injunction or other order being issued by any court of competent jurisdiction and no other legal restraint or prohibition preventing Unification being implemented; and
a majority of the Directors not withdrawing their recommendation or support for Unification.
If the Unification Conditions are not satisfied by the Cut-Off Date or such other date as Plc and the Company may agree, then the Implementation Deed may be terminated in accordance with its terms and Unification will not proceed. At the time of publication of this document, save for regulatory approvals relating to Admission which are expected to be received on or around the Implementation Date, all regulatory approvals considered necessary for Unification have been received or are intended to be received prior to the Shareholder Meetings.
It is expected that, subject to the satisfaction or waiver (if capable of waiver) of certain Unification Conditions (including sanction of the Plc Scheme by the Court but not including those Unification Conditions which relate to Admission), Admission will become effective on 31 January 2022, and that dealings: (i) in the Limited Shares, including the New Limited Shares, on the LSE (and settling in the form of Limited DIs) will commence at 8.00 a.m. (London time) on 31 January 2022; (ii) in the Limited Shares, including the New Limited Shares, on the JSE (through STRATE) will commence at 9.00 a.m. (South African time) on 31 January 2022; and (iii) in the New Limited Shares on the ASX on a deferred settlement basis will commence at 10.00 a.m. (Melbourne time) on 31 January 2022 (with normal trading commencing at 10.00 a.m. (Melbourne time) on 2 February 2022). Dealings in the New Limited ADSs are expected to commence on the NYSE by 9.30 a.m. (New York time) on 31 January 2022.
The total estimated costs and expenses of Unification are US$350 million – 450 million (pre-tax). There are no commissions, fees or expenses to be charged to investors by the Company in relation to the issue of the New Limited Shares.
4.2 Why is this prospectus being produced?
On 17 August 2021, the BHP Group announced its intention to unify its DLC Structure with the Company becoming the sole parent company of the BHP Group, creating a simplified structure, improving strategic flexibility, eliminating the DLC dividend arrangements, eliminating the share price differential between the Limited Shares and Plc Shares and increasing the Company’s Australian index weighting. On 2 December
2021, the BHP Group announced that the Board had made a final decision to proceed with the Unification proposal. Pursuant to Unification, Limited will acquire all of the Plc Shares, and each eligible Plc Shareholder will receive one New Limited Share for each Plc Share and each eligible Plc ADS Holder will receive one New Limited ADS for every Plc ADS held.
This Prospectus has been prepared as the Company is applying to the FCA for the Limited Shares, including the New Limited Shares, to be admitted to the standard listing segment of the FCA Official List, and to the LSE for the Limited Shares, including the New Limited Shares, to be admitted to trading on the LSE’s Main Market for listed securities. This Prospectus provides details of the Limited Shares, including the New Limited Shares to be issued and allotted pursuant to Unification, on the assumption that Unification will become effective as proposed.
There are no proceeds (and, therefore, no estimated net amount of the proceeds) receivable by the
Company as a result of Unification. There are no material conflicts of interests pertaining to Admission. 13

PART II RISK FACTORS
Any investment in, or holding of, the Limited Shares, including the New Limited Shares, carries a number of risks. Investors should review this document carefully and in its entirety (together with documents incorporated by reference into it) and consult with their professional advisers. There are risks which relate to the BHP Group’s businesses or which are normally associated with companies of a similar nature to the BHP Group. Investors are already exposed to these risks through their investment in the Company or Plc, and those risks will continue to apply to an investment in the Company immediately following Unification. You should carefully consider the risks and uncertainties described below, together with the risks normally associated with companies of a similar nature to the Company and, in particular, all other information in this document and the information incorporated into this document by reference, before making any decision in respect of the Limited Shares. Investors should note that the risks relating to the BHP Group’s business, industry, regulation and legislation and Unification and investment in Limited Shares (including New Limited Shares) summarised in Part I (Summary Information) of this document are the risks that the Board believes to be most essential to an assessment by a prospective investor of whether to consider an investment in the Limited Shares (including New Limited Shares). However, as the risks and uncertainties which the BHP Group faces relate to events and depend on circumstances that may or may not occur in the future, prospective investors should consider not only the information on the key risks and uncertainties summarised in Part I (Summary Information) of this document but also, among other things, the risks and uncertainties described below.
The risks described below may occur as a result of the BHP Group’s activities globally, including in connection with its operated and non-operated assets, third parties engaged by the BHP Group or through its value chain. The risks described below, individually or collectively, could threaten the BHP Group’s viability, strategy, business model, future performance, solvency or liquidity and reputation. They could also materially and adversely affect the health and safety of the BHP Group’s people or members of the public, the environment, the communities in which it or its third-party partners operate, or the interests of its stakeholders leading to litigation (including class actions) or a loss of stakeholder and/or investor confidence. References to ‘financial performance’ includes the BHP Group’s financial condition and liquidity, including due to decreased profitability or increased operating costs, capital spend, remediation costs or contingent liabilities. However, these should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. Additional risks and uncertainties that are not presently known, or which are currently deemed immaterial, may also have an adverse effect on the business, results of operations and financial performance of the BHP Group. If any such risks were to materialise, the price of the Limited Shares could decline as a consequence and investors could lose all or part of their investment.
The information given is as of the date of this document and, except as required by the FCA, the LSE, the FCA Listing Rules, the Prospectus Regulation Rules or any other applicable law, will not be updated. Any forward-looking statements are made subject to the reservations specified under “Forward- Looking Statements” in Part III (Important Notices) of this document.
1. RISKS RELATING TO UNIFICATION
1.1 The impact of Unification on the BHP Group and/or Shareholders may differ to that contemplated.
The BHP Group may not realise some or all of the anticipated advantages of Unification. Furthermore, the costs and potential disadvantages may differ from the BHP Group’s expectations and there can be no guarantee that unforeseen adverse consequences for the BHP Group will not emerge as a result of Unification. For example, there may be:
adverse tax consequences for certain Shareholders in certain jurisdictions (including as further detailed in Part XII (Taxation) of this document), or the tax impact for Shareholders may be different than expected; and
other costs arising from Unification or the costs may be higher than currently estimated. 14

If the benefits of Unification are not realised as expected and/or the BHP Group incurs significant costs in realising them, this could have an adverse impact on the BHP Group.
1.2 There can be no assurance as to the effect of Unification on the Limited Share price and the Plc Share price before Unification or the Limited Share price post-Unification.
There can be no assurance as to how Unification may affect the Limited Share price or the Plc Share price before Unification, or the Limited Share price post-Unification. As Shareholders buy and sell shares to adjust their holdings, including in response to changes in the Company’s position in exchange indices, there may also be short-term volatility in the price of the Limited Shares or the Plc Shares. The price of the Limited Shares or the Plc Shares may also be influenced by factors unrelated to Unification.
1.3 Unification may not complete.
Unification is subject to a majority of the Directors not withdrawing their recommendation or support for Unification and the satisfaction or waiver of a number of conditions including, but not limited to:
approval of the Unification Resolutions at the Shareholder Meetings;
receipt of certain regulatory approvals; and
the Court sanctioning the Plc Scheme.
There is no guarantee that these (or any other) conditions will be satisfied (or waived, if applicable). Changes in the circumstances of the BHP Group, such as the macro-economic or political environment, or potential changes in law, including tax law, could result in the Board changing its recommendation in respect of Unification.
If Unification does not complete:
certain costs relating to Unification will still be incurred;
the DLC Structure will continue;
the market prices of Limited Shares and Plc Shares (which are not interchangeable) will continue to be determined by the markets in which they trade;
the trading price of the Limited Shares and the Plc Shares may be affected; and
the expected advantages and benefits of Unification will not be realised.
2. RISKS RELATING TO THE BHP GROUP’S BUSINESS
2.1 An operational event in connection with the BHP Group’s activities globally could have significant adverse impacts on its people, communities, the environment or its business.
The BHP Group engages in activities that have the potential to cause harm to the BHP Group’s people and assets, and/or communities and the environment, including serious injuries, illness and fatalities, loss of infrastructure, amenities and livelihood and damage to sites of cultural significance. Threats include:
an offshore well blow out, including at one of BHP Group’s assets in the US Gulf of Mexico or at one of BHP Group’s appraisal and exploration options;
failure of a water or tailings storage facility, such as the Samarco dam failure;
unplanned fire events or explosions (on the surface and underground);
geotechnical stability events (such as an unexpected and large fall of ground at the BHP Group’s underground or open pit mines, or potential interaction between the BHP Group’s mining activities and community infrastructure); 15 air, land (road and rail) and marine transportation events (such as aircraft crashes or vessel collisions, groundings or hydrocarbon release) that occur while transporting people, supplies or products to exploration, operation or customer locations, which include remote and environmentally sensitive areas in Australia, South America, Asia and the United States;
critical infrastructure or hazardous materials containment failures, other occupational or process safety events, or workplace exposures; and
operational events experienced by third parties, which may result in unavailability of shared critical infrastructure or transportation routes (such as the Port Hedland channel in Western Australia).
An operational event at the BHP Group’s operated or non-operated assets or through its value chain could also cause damage or disruptions to the BHP Group’s assets and operations, impact its financial performance, result in litigation or class actions, and cause long-term damage to the BHP Group’s licence to operate and reputation. The potential physical impacts of climate change could increase the likelihood and/or severity of risks associated with operational events. Impacts of operational events may also be amplified if the BHP Group fails to respond in a way that is consistent with its corporate values and stakeholder expectations, including as described in risk factor 2.3.
2.2 The BHP Group may fail to position its asset portfolio, or other circumstances may lead to a failure by the BHP Group, to generate returns and value for shareholders (including securing growth options in future facing commodities) and to manage adverse impacts of short and long-term movements in commodity prices.
The BHP Group takes decisions and actions in pursuit of its strategy to optimise its asset portfolio and to secure and create growth options in future facing commodities (such as copper, nickel and potash). A strategy that does not support the BHP Group’s objectives and/or ill-timed execution of its strategy (including as a result of not having sector-leading capabilities), or other circumstances, may lead to a loss of value that impacts the BHP Group’s ability to deliver returns to shareholders and fund its investment and expansion opportunities. Examples may include a failure to optimise the BHP Group’s portfolio through effective and efficient acquisitions, exploration, large project delivery, mergers, divestments or expansion of existing assets, or a failure to identify potential changes in commodity attractiveness and missed entry or commodity exit opportunities, resulting in decreased return on capital spend for, or overpayment to acquire or invest in, new assets or projects, stranded assets or reduced divestment proceeds. Threats also include:
a failure to achieve expected commercial objectives from assets or investments, such as cost savings, sales revenues or operational performance (including as a result of inaccurate commodity price assumptions or resources and reserves estimates), which may result in returns that are lower than anticipated and loss of value (such as that experienced with US shale);
renegotiation or nullification of permits (including as described in risk factor 4.2), increased royalties, or expropriation or nationalisation of the BHP Group’s assets, or other legal, regulatory, political, judicial or fiscal or monetary policy instability may adversely impact the BHP Group’s ability to achieve expected commercial objectives from assets or investments, access reserves, develop, maintain or operate the BHP Group’s assets, or otherwise optimise the BHP Group’s portfolio; and
an inability to predict long-term trends in the supply, demand and price of commodities and optimise the BHP Group’s asset portfolio accordingly may restrict its ability to generate long-term returns from the portfolio.
The BHP Group’s asset portfolio may also, as a result, become less resilient to fluctuations in commodity prices, which are determined by or linked to prices in world markets. Commodity prices have historically been and may continue to be subject to significant volatility, including due to global economic and geopolitical factors, industrial activity, commodity supply and demand (including inventory levels), technological change, product substitution, tariffs and 16 exchange rate fluctuations. The BHP Group’s usual policy and practice is to sell its products at prevailing market prices and as such fluctuations in commodity prices may affect its financial performance. For example, a US$1 per tonne decline in the average iron ore price and US$1 per barrel decline in the average oil price would have an estimated impact on FY 2021 profit after taxation of US$163 million and US$24 million, respectively. In FY 2021, the BHP Group had to manage its exposure to commodity price movements and uncertainty across global economies, including due to the continuing effects of the Covid-19 pandemic.
In the short-term, this may reduce the BHP Group’s cash flow, ability to access capital and dividends. A failure to optimise the BHP Group’s asset portfolio for structural movements in commodity prices over the long-term may result in asset impairments and could adversely affect the results of the BHP Group’s operations, its financial performance, and returns to investors.
2.3 The BHP Group may engage in activities throughout the life cycle of its assets and across its value chain that have or are seen to have significant adverse impacts on communities, society, cultural heritage, human rights and the environment, which may affect its relationships with or be viewed negatively by the community and other stakeholders.
The long-term viability of the BHP Group’s business is closely connected to the wellbeing of the communities and environments where it has a presence. In FY 2021, the nexus between water, climate change, biodiversity and society has become increasingly clear as a driver of social expectations. At any stage of the asset life cycle, the BHP Group’s activities and operations may have or be seen to have significant adverse impacts on communities and environments, including relating to:
engaging in or being associated with activities (including through its non-operated joint ventures and value chain) that have or are perceived to have individual or cumulative adverse impacts on the environment, biodiversity and land management, water access and management, human rights or cultural heritage;
failing to meet stakeholder expectations in connection with its legal and regulatory obligations, relationships with Indigenous peoples, community wellbeing and the way the BHP Group invests in communities;
political, regulatory and judicial developments (such as constitutional reform in Chile that could result in adjustments to water and other resource rights, or the Dasgupta Review in the United Kingdom that could result in government actions that impact the management of biodiversity and ecosystems) or changing stakeholder expectations which could result in more stringent operating requirements for the BHP Group’s business, for example, changes to regulations (including as described in risk factor 4.2) or stakeholder expectations may delay the timing of, or increase costs associated with, closure and rehabilitation of assets, or expose the BHP Group to unanticipated environmental or other legacy liabilities; and
failing to identify and manage potential physical climate change risks to communities, biodiversity and ecosystems. For example, changes to species habitat or distribution as a result of sustained higher temperatures could result in land access restrictions or litigation, or limit the BHP Group’s access to new opportunities.
In these circumstances, the BHP Group may fail to meet the evolving expectations of its stakeholders (including investors, governments, employees, suppliers, customers and community members) whose support is needed to realise the BHP Group’s strategy and purpose. This could lead to loss of stakeholder support or regulatory approvals, increased taxes and regulation, enforcement action, litigation or class actions, or otherwise impact its licence to operate and adversely affect the BHP Group’s reputation, ability to attract and retain talent, operational continuity and financial performance. 17

2.4 The BHP Group may be impacted by risks associated with adopting and implementing new technologies, and maintaining effectiveness of its existing digital landscape (including cyber defences) across its value chain.
The BHP Group’s business and operational processes across its value chain are dependent on the effective application of technology, which the BHP Group uses as a lever to deliver on its current and future operational, financial and social objectives. This exposes the BHP Group to risks originating from adopting or implementing new technologies, or failing to take appropriate action to position the BHP Group for the digital future, which may impact the capabilities the BHP Group requires, the effectiveness and efficiency of its operations and its ability to compete effectively. Threats may include:
a failure to achieve efficiencies through the BHP Group’s investment in technologies, or to keep pace with advancements in technology, resulting in an inability to access systems or digital infrastructure required to support the BHP Group’s operations or customers’ and other stakeholders’ evolving expectations;
a failure to identify, access and secure necessary infrastructure and key inputs (including electricity, internet bandwidth, data, software, licences or other rights in intellectual property, hardware and talent) to support new technology innovations and advanced technologies may adversely affect the BHP Group’s ability to operate or adopt those technologies, for example, artificial intelligence and machine learning, process automation, robotics, data analytics, cloud computing, smart devices and remote working; and
a failure or outage of the BHP Group’s existing or future information and operating technology systems.
The BHP Group may also fail to maintain the effectiveness of its existing and future digital landscape, including cyber defences, exposing the BHP Group to technology availability, reliability and cybersecurity risks. Potential threats include cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) on the BHP Group’s existing or future information and operating technology systems, including on third-party partners and suppliers (such as the BHP Group’s cloud service providers). For example, in FY 2021, there was an increase in the frequency and sophistication of cyberattacks against companies in the resources industry and governments.
These risks could lead to operational events (as further described in risk factor 2.1), commercial disruption (such as an inability to process or ship the BHP Group’s products), corruption or loss of system data, a misappropriation or loss of funds, unintended disclosure of commercial or personal information, enforcement action or litigation. An inability to adequately implement new technology, or any sustained disruption to the BHP Group’s existing technology, may also adversely affect the BHP Group’s licence to operate, reputation, results of operations and financial performance. As the BHP Group continues to leverage technology to improve productivity and safety, the BHP Group expects the importance of safe, secure and reliable technology to its business will continue to grow.
2.5 A failure to identify the BHP Group’s exposure to material events (internal or external), including potential physical impacts of climate change, and build organisational responses may impact the BHP Group’s business resilience.
In addition to the threats described in the other risk factors in Sections 2, 3 and 4 of this Part II, the BHP Group’s business could experience unanticipated, unforeseeable or other adverse events (internal or external) that could harm its people, disrupt the BHP Group’s operations or value chain, or damage its assets or corporate offices, including the BHP Group’s non-operated assets over which the BHP Group has less control. Potential threats include:
geopolitical, global economic, regional or local developments or adverse events, such as social unrest, strikes, work stoppages, labour disruptions, social activism, terrorism, bomb threats, economic slowdown, acts of war or other significant disruptions in areas where the BHP Group operates or has interests (for example, in FY 2020, stoppages associated with social unrest in Chile impacted copper production at Escondida); 18 natural events, including earthquakes, tsunamis, hurricanes, cyclones, fires, solar flares and pandemics (for example, earthquakes may affect the Andes region in South America where the BHP Group undertakes exploration activities and has operated and non- operated assets);
potential physical impacts of climate change, such as acute risks that are event-driven (including increased severity of extreme weather events) and chronic risks resulting from longer-term changes in climate patterns. Hazards and impacts may include changes in precipitation patterns, water shortages, rising sea levels, increased storm intensity, prolonged extreme temperatures and increased drought, fire and tidal flooding;
a failure by suppliers, contractors or joint venture partners to perform existing contracts or obligations (including due to insolvency), such as construction of large projects or supply of key inputs to the BHP Group’s business; and
a failure of the BHP Group’s risk management or other processes (including controls) to prepare for or manage any of the risks described in the risk factors in Sections 2, 3 and 4 of this Part II.
A failure to identify or understand exposure, adequately prepare for these events (including maintaining business continuity plans) or build wider organisational resilience may inhibit the BHP Group’s (or its third-party partners’) ability to respond and recover in an effective and efficient manner. This could cause material adverse impacts on the BHP Group’s business, such as reduced ability to access resources, markets and the operational or other inputs required by the BHP Group’s business, reduced production or sales of commodities, or increased regulation, which could adversely impact its financial performance, share price or reputation, and could lead to litigation or class actions, including as described in risk factor 2.6.
2.6 The BHP Group may become subject to litigation, including class actions, which may have an adverse effect on its business.
The BHP Group may be the subject of complaints and litigation from its customers, employees, shareholders, other stakeholders and other third parties, alleging injury (for example, as a result of an operational incident), breaches of data protection or impact on health, communities, environmental, human rights, safety, privacy, tax or operational concerns, nuisance, negligence or failure to comply with applicable laws and regulations. Increasing attention on climate change issues may also lead to an increase in complaints and litigation on grounds of contribution to, or failure to mitigate the effects of, climate change. Additionally, there is an increase in the number of class action claims in respect of damages allegedly caused by contraventions of regulatory obligations, in particular claims which are climate or environment- related, for example class action claims to which the BHP Group is currently subject relating to the Samarco dam failure. Not only could there be a material financial impact of such claims on the BHP Group, any such claims, even if successfully defended, could have a material adverse effect on the BHP Group’s business, competitive position, cash flows, prospects, liquidity, shareholder returns, reputation and/or share price and divert the attention of its management team.
3. RISKS RELATING TO THE BHP GROUP’S INDUSTRY
3.1 Risks associated with market concentration and the BHP Group’s ability to sell and deliver products into existing and future key markets may adversely affect the BHP Group’s economic efficiency.
The BHP Group relies on the sale and delivery of the commodities it produces to customers around the world. Changes to laws, international trade arrangements, contractual terms or other requirements and/or geopolitical developments could result in physical, logistical or other disruptions to its operations in, or the sale or delivery of the BHP Group’s commodities to, key markets. This may include:
government actions, including economic sanctions, tariffs or other trade restrictions, imposed by or on countries where the BHP Group operates or into which the BHP Group 19 sells or delivers its products, for example, China has imposed import restrictions and tariffs on some Australian exports, including energy and metallurgical coal;
physical disruptions to the delivery of the BHP Group’s products to customers in key markets including due to the disruption of shipping routes, closure or blockage of ports or land logistics (road or rail) or military conflict, which may be driven or intensified by weather, climate variability or climate change;
legal or regulatory changes (including as described in risk factor 4.2) (such as royalties or taxes, port or import restrictions or customs requirements, shipping/maritime regulatory changes, restrictions on movements or imposition of quarantines, or changing environmental restrictions or regulations, including measures with respect to carbon- intensive imports) and commercial changes (such as changes to the standards and requirements of customers);
failure to maintain strong relationships with customers, or changes to customer demands for the BHP Group’s products (such as vertical integration), which may reduce the BHP Group’s market share or adversely impact the BHP Group’s financial performance; and
increasing geopolitical tensions may adversely affect the BHP Group’s strategic and business planning decisions, and/or increase the time it takes the BHP Group to manage its access to key markets, particularly if the BHP Group fails to detect or anticipate deviations in the geopolitical environment in a timely manner.
For example, in FY 2021, as a result of tensions between Australia, the United States and China, import restrictions and tariffs were imposed by China on some Australian exports (including energy and metallurgical coal). The disruptions described above could affect sales volumes or prices obtained for the BHP Group’s products, adversely impacting its financial performance, results of operations and growth prospects.
3.2 Risks associated with the transition to a low-carbon economy could affect the execution of the BHP Group’s strategy or its operational efficiency, asset values and growth options.
Transition risks arise from policy, regulatory, legal, technological, market and other societal responses to the challenges posed by climate change and the transition to a low-carbon economy. As a world-leading resources company, the BHP Group is exposed to a range of transition risks that could affect the execution of its strategy or operational efficiency, asset values and growth options, resulting in a material adverse impact on the BHP Group’s financial performance, share price or reputation, including litigation. The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify the BHP Group’s other principal risks, such as the risk described in risk factor 3.1. Additionally, the inherent uncertainty of potential societal responses to climate change may create a systemic risk to the global economy.
Potential threats include:
introduction or improvement of low-carbon technologies or changes in customer preference for products that support the transition to a low-carbon economy may decrease demand for some of the BHP Group’s products (which may be abrupt or unanticipated), increase its costs or decrease the availability of key inputs to production. For example, ‘green steel’ technologies may reduce demand for the BHP Group’s metallurgical coal or iron ore, or electric vehicle penetration may reduce demand for its petroleum products, and implementing low-carbon processes or new investments to respond to market demand for products that support a low-carbon economy may increase operating or development costs;
a failure to address investor concerns on the potential impact of climate change on and from the BHP Group’s portfolio and operations may result in reduced investor confidence and/or investor actions seeking to influence the BHP Group’s climate strategy; 20 social concerns around climate change may result in investors divesting the BHP Group’s securities, pressure on the BHP Group to divest or close remaining fossil fuel assets and on financial institutions not to provide financing for the BHP Group’s fossil fuel assets, or otherwise adversely impact the BHP Group’s ability to optimise its portfolio;
perceived or actual misalignment of the resources industry’s or the BHP Group’s climate actions (goals, targets and performance) with societal and investor expectations, or a failure to deliver the BHP Group’s climate actions, which may result in damage to the BHP Group’s reputation, climate-related litigation (including class actions) (for example as described in risk factor 2.6) or give rise to other adverse regulatory, legal or market responses; and
changes in laws, regulations, policies, obligations, government actions, and the BHP Group’s ability to anticipate and respond to such changes (which may be abrupt or unanticipated), including emission targets, restrictive licencing, carbon taxes, border adjustments or the addition or removal of subsidies, which may give rise to adverse regulatory, legal or market responses.
Recent examples of transition risk events included the Biden administration’s renewed focus on climate, setting of net zero goals set by China, Japan and the EU, and increased investor demand for information on how climate change may impact the BHP Group’s strategy and portfolio. Most recently, at least 23 countries made new commitments at COP 26 in November
2021 to phase out coal power, including five of the world’s top 20 coal power-using countries. These developments are indicative of the shift towards energy sources that support the transition to a low-carbon economy.
4. RISKS RELATING TO REGULATION AND LEGISLATION
4.1 An actual or alleged deviation from societal or business expectations of ethical behaviour (including breaches of laws or regulations) and wider or cumulative organisational cultural failings (including acts of fraud, corruption or anti-competitive behaviour) could adversely affect the BHP Group’s business.
The conduct of the BHP Group or its people or third-party partners could result in actual or alleged deviation from expectations of ethical behaviour or breaches of laws and regulations. This may include fraud, corruption, anti-competitive behaviour, money laundering, breaching trade or financial sanctions, market manipulation, privacy breaches, ethical misconduct and wider organisational cultural failings. Potential threats include:
failing to prevent breaches of international standards, laws, regulations or other legal, regulatory, ethical, environmental, governance or compliance obligations;
corruption (particularly in high-risk or less economically developed jurisdictions), market conduct or anti-competitive behaviour, including in relation to the BHP Group’s joint venture operations;
failing to comply with trade or financial sanctions (which are subject to rapid change and may potentially result in conflicting obligations), health, safety and environmental laws and regulations, native title and other land right or tax or royalty obligations; and
failing to protect the BHP Group’s people from harm (including to mental and physical health) due to the misconduct of others that takes place in connection with their work, such as discrimination or sexual harassment and assault.
For example, in FY 2021, societal expectations have increased (as evidenced by stakeholder dissatisfaction in response to other companies’ executive misconduct and failures to uphold corporate or societal values) which demonstrates the importance of implementing and maintaining effective preventative controls and responding to inappropriate conduct in a timely manner. A failure to act ethically or legally may result in negative publicity (including on social media), investigations, public inquiries, regulatory enforcement action (including fines), litigation or other civil or criminal proceedings, or increased regulation. It could also threaten the validity of the BHP Group’s tenements or permits, or adversely impact the BHP Group’s reputation, results of operations, financial performance or share price. 21

Impacts may be amplified if the BHP Group’s senior leaders fail to uphold the BHP Group’s values or address actual or alleged misconduct in a way that is consistent with societal and stakeholder expectations, and the BHP Group’s workplace culture may also be eroded, adversely affecting its ability to attract and retain talent. Ethical misconduct risks and impacts are heightened by the complex and continuously evolving legal and regulatory frameworks that apply to the jurisdictions where the BHP Group operates and potentially conflicting obligations under different national laws, as further described in risk factor 4.2.
4.2 The BHP Group’s ability to operate depends on satisfying licensing and other regulatory requirements and a failure to obtain or maintain required governmental permits, licenses and approvals for the BHP Group’s mining, oil and gas and exploration activities or renewals thereof, or failure to comply with their terms and conditions, or failure to comply with changes in regulations or standards, including tax laws, in the jurisdictions in which the BHP Group operates, could materially and adversely affect the BHP Group.
The BHP Group generally requires governmental licences, permits, authorisations, concessions and other approvals in connection with their activities. Obtaining and complying with the necessary governmental permits and regulations can be particularly complex, costly and time- consuming and are therefore not assured, as noted in risk factor 3.1 above.
The duration, cost and success of permit applications are contingent on many factors, including those outside the control of the BHP Group. Failure to obtain or renew a necessary permit could mean that the BHP Group’s businesses would be unable to proceed with the development or continued operation of a mine or project. The permits that the BHP Group need may not be issued, maintained or renewed either in a timely fashion or at all, which may constrain the ability of the BHP Group’s businesses to conduct their mining or extraction operations. From time to time, parties may seek to challenge the validity of permits and licences or attempt to interfere with rights granted to the BHP Group’s businesses. This may result in the loss of rights held by, or the incurrence of additional cost to, the BHP Group.
In addition, the BHP Group may be impacted by changes in regulations, standards or other restrictions imposed by governments, for example, the BHP Group’s tax rate may be affected by changes in tax laws or interpretations of tax laws in any jurisdiction and in any financial year, and new regulatory requirements may impact the BHP Group’s ability to supply products into certain markets as noted in risk factor 3.1.
5. RISKS RELATING TO AN INVESTMENT IN THE LIMITED SHARES
5.1 Holders of Limited Shares post-Unification will no longer be afforded the protections and controls conferred by the rules governing companies with a premium listing on the LSE, and Plc Shareholders will now hold shares in a company governed by Australian corporate and securities laws with a standard listing on the LSE, therefore the Company may take certain actions in the future that would be subject to a different standard of shareholder protections and controls.
As the Company is intended to be a company with a standard listing on the LSE post- Unification, rather than a premium listing, and as an Australian company governed by the laws of Australia and listed on the ASX, there are certain provisions of the FCA Listing Rules, and the Companies Act 2006, which will no longer benefit Shareholders. Some key examples are:
although the ASX Listing Rules regulate the issue of new Limited Shares and other equity securities by the Company on a non-pro-rata basis in certain circumstances, shareholders in a company with a standard listing on the LSE do not benefit from the pre- emption rights under Rule 9.3.11 of the FCA Listing Rules or the rules in Rule 9.5 (as further detailed in risk factor 5.3 below);
the regimes relating to related party transactions and class transactions in Chapter 10 and 11 of the FCA Listing Rules no longer apply, although there are protections in relation to similar transactions under the ASX Listing Rules. In particular:
– the ASX Listing Rules do not have the equivalent of Class 1 or Class 2 transactions pursuant to Chapter 10 of the FCA Listing Rules. However, the ASX Listing Rules do
Impacts may be amplified if the BHP Group’s senior leaders fail to uphold the BHP Group’s 22 require shareholder approval for the sale of a listed company’s main undertaking and ASX consultation is required where there is proposed to be a significant change in the nature or scale of the listed company’s activities. The threshold for determining whether a transaction is a Class 1 transaction pursuant to Chapter 10 of the FCA Listing Rules is not directly comparable to the threshold for determining whether there is a sale of a listed company’s main undertaking under the ASX Listing Rules, which means that transactions that may have required prior shareholder approval under the FCA Listing Rules may not require such shareholder approval under the ASX Listing Rules; and
– while under the ASX Listing Rules certain related party transactions require prior shareholder approval and an independent expert’s report, these rules do not apply to related party transactions where the value of the consideration is below 5 per cent of the equity interests of the entity (although the related party provisions of the Corporations Act 2001 that apply to public companies may separately require approval in such circumstances, unless the transaction was on arms’ length terms);
a sponsor is not required to be appointed for the purposes of certain corporate transactions to provide assurances to the FCA that responsibilities of the listed company have been met; and
there is no requirement to comply or explain non-compliance with the UK Corporate Governance Code, although the Company is required to comply or explain non- compliance with the ASX Corporate Governance Principles and Recommendations.
Despite there being various similar protections afforded to investors by the ASX Listing Rules and more generally under Australian law, these may not be the same or provide equivalent level of protections to investors.
5.2 The value of an investment in Limited Shares may be subject to material fluctuations.
The market price of the Limited Shares could be subject to significant fluctuations due to a number of factors. The fluctuations could result from changes in national and global economic and financial conditions (including the Covid-19 pandemic), market perceptions of the BHP Group or a change in sentiment towards the Company and other factors and events, including but not limited to regulatory changes affecting the BHP Group’s operations, variations in the BHP Group’s financial results, business developments of the BHP Group and/or its competitors and the liquidity of the BHP Group or the financial markets. Moreover, the financial performance and prospects of the BHP Group may be below the expectations of market analysts and investors from time to time. Any of these events could result in a decline in the market price of the Limited Shares.
5.3 Additional equity offerings or future sales of Limited Shares by the Company, or the possibility of such offerings or future sales, could have a material adverse effect on the price of the Limited Shares and/or result in dilution of Limited Shareholders interests’ in the Company.
The Company may in the future decide to issue additional Limited Shares. If Limited Shareholders either do not take up any such offer of Limited Shares or were not eligible or invited to participate in such offering, their proportionate ownership and voting interests in the Company would be reduced. In addition, no automatic pre-emption rights apply to Australian companies such as Limited, and therefore there are no statutory pre-emption rights to which the Company must comply (compared to Plc as a UK company). Any such additional offering, or significant sales of Limited Shares by Limited Shareholders following Unification or otherwise in the future, or the perception that such sales could occur, could have a material adverse effect on the market price of Limited Shares as a whole. It may also make it more difficult for Limited Shareholders to sell their Limited Shares at a time and price that they deem appropriate, and could also impede the Company’s ability to issue additional equity securities.
require shareholder approval for the sale of a listed company’s main undertaking 23

5.4 There is no guarantee that dividends will be paid on the Limited Shares.
Whether any distribution is declared or paid to Limited Shareholders, and the amounts of any such distributions, are uncertain and depend on a number of factors. The Company will have discretion to declare or pay a distribution on Limited Shares, which may be based on a number of considerations, including the Company’s dividend policy, its operating results, its capital management plans and the market price of Limited Shares.
5.5 Overseas Shareholders may not be able to subscribe for future issues of Limited Shares.
Securities laws of certain jurisdictions may restrict the Company’s ability to allow participation by certain Limited Shareholders in any future issue of Limited Shares or participate in other corporate actions such as share buy-backs. In particular, and subject to certain exceptions, Limited Shareholders who are located in the United States will not be able to exercise their rights on a future issue of Limited Shares, unless a registration statement under the US Securities Act is effective with respect to the Limited Shares or an exemption from the registration requirements is available. Accordingly, such Limited Shareholders will suffer dilution and may not be fully compensated for such dilution. Investors who have a registered address or are resident in, or who are citizens of, countries other than Australia should consult their professional advisers as to whether they require any governmental or other consents or approvals or need to observe any other formalities to enable them to participate in any future equity offering of the Company or other corporate actions.
5.6 The ability of Overseas Shareholders to bring actions or enforce judgments against the
Company or the Limited Directors may be limited.
The ability of an Overseas Shareholder to bring an action against the Company may be limited under law. The Company is a limited company incorporated in Australia. The rights of Limited Shareholders are governed by Australian law and the Limited Constitution (as amended pursuant to Unification). These rights may differ from the rights of shareholders in other jurisdictions, including the United Kingdom, South Africa or the United States. Consequently it may not be possible to effect service of process upon the Limited Directors and/or executive officers within the Overseas Shareholder’s country of residence or to enforce judgments of courts of the Overseas Shareholder’s country of residence, based on civil or commercial liabilities under that country’s securities laws, against the Limited Directors and/or the executive officers, the majority of whom are residents of Australia. In addition, courts in Australia or other courts may not impose civil liability on the Limited Directors and/or the executive officers in any original action based solely on foreign securities laws brought against the Company or the Limited Directors and/or the executive officers in a court of competent jurisdiction in Australia or other countries.
5.7 Exchange rate fluctuations may adversely affect the foreign currency value of Limited
Shares and any dividend.
The Limited Shares will be quoted in Australian dollars on the ASX, Pounds Sterling on the LSE and Rand on the JSE. Dividends in respect of the Limited Shares, if any, will be declared in US dollars. Fluctuations in the exchange rate between the US dollar and each of these currencies will affect, among other matters, the local currency value of the Limited Shares and of any dividends. 24

PART III IM
PORTANT NOTICES
DISCLAIMER
Recipients of this Prospectus are authorised to use it solely for the purpose of considering the terms of Unification and an investment in the New Limited Shares. Any reproduction or distribution of this document, in whole or in part, and any disclosure of its contents or use of any information for any purpose other than in considering the terms of Unification and an investment in the New Limited Shares is prohibited. Such recipients of this Prospectus agree to the foregoing by accepting delivery of this Prospectus.
None of the Company nor any of its representatives, is making any representation to any investor of the New Limited Shares regarding the legality or otherwise of an investment in the New Limited Shares by such investor under applicable laws. The contents of this document are not to be construed as legal, business or tax advice. Each investor should consult their own legal adviser, business adviser, financial adviser or tax adviser.
Investors acknowledge that: (i) they have relied only on the information contained in this document as having been authorised by the Company or any of its affiliates; and (ii) no person has been authorised to give any information or to make any representations in connection with Unification, concerning the BHP Group or the Limited Shares other than the information and representations contained in this Prospectus and, if any other information or representations are given or made, such information or representations must not be relied upon as having been authorised by the Company, Limited Directors, any of the Company’s affiliates or any other person involved in Unification. No representation or warranty, express or implied, is made by the Company, Limited Directors, any of the Company’s affiliates or any other person involved in Unification as to the accuracy or completeness of such information or representation.
Investors should only rely on the information in this Prospectus (for the avoidance of doubt, the Circular has not been incorporated by reference into this Prospectus) as having been authorised by the Company or any of its affiliates. In particular, reliance should not be placed on any information in any announcements released by the BHP Group prior to the date of this document, except to the extent that such information is repeated or incorporated by reference into this document, and not superseded or revised.
Without prejudice to any legal or regulatory obligation on the Company to publish a supplementary prospectus pursuant to section 87G of FSMA and Rule 3.4.1 of the Prospectus Regulation Rules, neither the delivery of this Prospectus, any acquisition or sale made hereunder, nor Admission shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Company or the BHP Group since the date of this Prospectus or that the information in it is correct as of any time after the date of this Prospectus. The Company will comply with its obligation to publish supplementary prospectuses containing further updated information as required by law or by a regulatory authority and, in particular, its obligations under the Prospectus Regulation Rules, the FCA Listing Rules and the Disclosure Guidance and Transparency Rules (as appropriate) but assumes no further obligation to publish additional information.
The Company does not accept any responsibility for the accuracy or completeness of any information reported by the press or other media, nor the fairness or appropriateness of any forecasts, views or opinions expressed by the press or other media regarding Unification or the BHP Group. The Company makes no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication.
The release, publication or distribution of this document in jurisdictions other than the United Kingdom may be restricted by law or regulation in other such jurisdictions and persons outside the United Kingdom who come into possession of this document should observe any such restrictions. This Prospectus has been prepared in accordance with English law and the information in this Prospectus may not be the same as that which would have been disclosed if this Prospectus had been prepared in accordance with the laws and regulations of any other country. 25

Prior to making any decision as to Unification or as to whether to invest in Limited Shares, investors should read this Prospectus and the Circular in their entirety, including the information incorporated by reference. Investors must rely upon their own examination, analysis and enquiries of the Company and the terms of this Prospectus and the Circular, including the merits and risks involved.
FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; reserves and production forecasts; plans, strategies and objectives of management; climate scenarios; approval of certain projects and consummation of certain transactions; closure or divestment of certain assets, operations or facilities (including associated costs), including the proposed Petroleum Transaction; Unification, including, but not limited to, the perceived benefits of Unification and expectations around the financial impact of Unification on the BHP Group; anticipated production or construction commencement dates; capital costs and scheduling; operating costs and supply of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments. Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘see’,
‘anticipate’, ‘estimate’, ‘plan’, ‘objective’, ‘believe’, ‘expect’, ‘commit’, ‘may’, ‘should’, ‘need’, ‘must’, ‘will’,
‘would’, ‘continue’, ‘forecast’, ‘guidance’, ‘trend’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.
These forward-looking statements are based on management’s current expectations and reflect judgments, assumptions, estimates and other information available as at the date of this document. These statements do not represent guarantees or predictions of future financial or operational performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond BHP Group’s control, and which may cause the actual results to differ materially from those expressed in the statements contained in this document. The BHP Group cautions against reliance on any forward-looking statements or guidance, including in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with Covid-19.
For example, the BHP Group’s future revenues from its assets, projects or mines described in this document will be based, in part, upon the market price of the natural resources produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include: the BHP Group’s ability to profitably produce and transport the natural resources extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the natural resources it produces; activities of government authorities in the countries where it sells its products and in the countries where it is exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the Covid-19 pandemic and its impact on the BHP Group’s business; political or geopolitical uncertainty; labour unrest; and other factors identified in the risk factors described in Part II (Risk Factors) of this document.
These forward-looking statements appear in a number of places throughout this document and/or the information incorporated by reference into this document. Past performance cannot be relied on as a guide to future performance.
Prospective investors should carefully review Part II (Risk Factors) for a discussion of factors that could cause the Company’s actual results to differ materially from those expected before making an investment decision. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document and/or the information incorporated by reference into this document as detailed in Part XIV (Documents Incorporated by Reference) of this document may not occur.
Forward-looking statements contained in this document apply only as at the date of this document. To the extent required by the FCA Listing Rules, the Disclosure Guidance and Transparency Rules, the Prospectus Regulation Rules, the ASX Listing Rules and other applicable laws or regulations, the 26

Company will update or revise the information in this document. Otherwise, the Company will have no obligation publicly to update or revise any forward-looking statement, whether as a result of new information or future developments.
For the avoidance of doubt, nothing in this document, including any forward-looking statements, constitutes a qualification of the Working Capital Statement contained in Part XIII (Additional Information) of this document.
PRESENTATION OF FINANCIAL INFORMATION
Investors should consult their own professional advisers to gain an understanding of the financial information contained in this document. An overview of the basis for presentation of financial information in this document is set out below. The Historical Financial Information contained in this document has been presented in accordance with the requirements of the Prospectus Delegated Regulation.
The audited consolidated financial statements of the BHP Group for FY 2019, FY 2020 and FY 2021, together with the audit reports thereon, are incorporated by reference into this document from the BHP Group’s 2019 Annual Report and Accounts, 2020 Annual Report and Accounts and 2021 Annual Report and Accounts respectively.
The consolidated financial statements of the BHP Group for FY 2019, FY 2020 and FY 2021 have been prepared in accordance with IFRS, the Corporations Act 2001 and the Companies Act 2006. The audit reports on these consolidated financial statements were unqualified. Further details can be found in Part IX (Financial Information Relating to the BHP Group) of this document.
Where information has been extracted from the BHP Group’s audited consolidated financial statements, the information is audited unless otherwise stated.
This document may contain certain financial measures and ratios that are not required by, or presented in accordance with, IFRS and are unaudited (the “Alternative Performance Measures”).
The Alternative Performance Measures are presented for the purposes of a better understanding of the BHP Group’s underlying performance. The Company believes that these Alternative Performance Measures provide useful information, but they should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position. The following Alternative Performance Measure is included in this Prospectus:
Alternative Performance Measure Calculation methodology
Underlying attributable profit Profit after taxation attributable to Shareholders excluding any exceptional items attributable to Shareholders.
The BHP Group presents additional Alternative Performance Measures that are not described in this Prospectus in its annual report and financial statements. For more information on such measures, see pages 219 – 228 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus.
In this document, any reference to “pro forma” financial information is to information which has been extracted without material adjustment from the Unaudited Pro Forma Financial Information. The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only. Because of its nature, the Unaudited Pro Forma Financial Information addresses a hypothetical situation and, therefore, does not represent the actual financial position or results of the BHP Group. Future results of operations may differ materially from those presented in the Unaudited Pro Forma Financial Information due to various factors, for example the Unaudited Pro Forma Financial Information may not reflect the strategies that the BHP Group would have followed or undertaken and the operations it would have conducted had the Petroleum business not been a part of the BHP Group.

PRESENTATION OF RESERVES AND RESOURCES
Unless otherwise stated, statements in this document relating to the reserves and resources attributed to the BHP Group have been prepared (as applicable):
(A) in relation to Mineral Resources and Ore Reserves reporting, in accordance with the 2012
Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves published by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, as amended from time to time; and
(B) in relation to oil and gas reporting, in accordance with the United States SEC Regulations. In line with the approach taken by other international oil companies and supported by the SEC, the BHP Group has historically published its proved petroleum reserves only. It has not historically published probable reserves or contingent resources.
These standards of reporting may be different from those adopted in other jurisdictions. Investors, therefore, should not assume that the data found in the reserves and resources information set forth in this document is directly comparable to similar information that has been prepared in accordance with the reserve and resource reporting standards of other jurisdictions.
The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. This document should be accepted with the understanding that reserves, resources and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material. Unless otherwise stated, all information about the mineral and oil and gas reserves and resources attributable to the BHP Group (which does not reflect any adjustment for the effect of the proposed Petroleum Transaction), and forward-looking production estimates and other geological information in relation thereto, has been extracted without material adjustment from the Trading Update, 2021 Annual Report and Accounts, Preliminary Results, or the Jansen Announcement, as applicable.
ROUNDING
Certain numerical figures contained in this document, including financial information, market data and certain operating data, have been subject to rounding adjustments for ease of presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row or the sum of certain numbers presented as a percentage may not conform exactly to the total percentage given.
CURRENCY PRESENTATION AND ABBREVIATIONS
Unless otherwise indicated, all references in this document to:
“Pounds Sterling”, “£”, or “pence” are to the lawful currency of the United Kingdom;
“USD”, “US dollars” or “US$” are to the lawful currency of the United States;
“Rand” are to the lawful currency of South Africa;
“R$” or “Brazilian real” are to the lawful currency of Brazil; and
“Australian dollar”, “AUD” or “A$” are to the lawful currency of Australia. The abbreviations:
“£m” or “£ million” represent millions of Pounds Sterling, and references to “pence” and “p”
represent pence in Pounds Sterling;
“US$m” or “US$ million” represent millions of US dollars, “US$bn” or “US$ billion” represent billions of US dollars and references to “US cents” represent cents in US dollars; and
“R$ billion” represent billions of Brazilian real.
The BHP Group prepares its financial statements in US dollars.

NO PROFIT FORECASTS OR ESTIMATES
No statement in this document is intended as a profit forecast or estimate and no statement in this document should be interpreted to mean that earnings per share for the most recent, current or future financial years would necessarily match or exceed the historical published earnings per share.
REFERENCES TO TIME
Unless the context requires otherwise, where no reference to the time zone is included or for actions to be undertaken in the United Kingdom, references to time shall be to London time:
references to New York time, shall be to EST;
references to South African time, shall be to SAST; and
references to Melbourne time, shall be to AEDT.
MARKET AND INDUSTRY INFORMATION
Unless the source is otherwise stated, the market, economic and industry data in this document constitute the Limited Directors’ estimates, using underlying data from independent third parties. Market data and certain industry data and forecasts included in this document have been obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys.
The Company confirms that all third-party data contained in this document has been accurately reproduced and, so far as the Company is aware and able to ascertain from information published by that third-party, no facts have been omitted that would render the reproduced information inaccurate or misleading. Where third-party information has been used in this document, the source of such information has been identified. While industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, the accuracy and completeness of such information is not guaranteed. The Company has not independently verified any of the data from third-party sources, nor has the Company ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which the Company believes to be reliable based upon the Limited Directors’ knowledge of the industry, have not been independently verified. Statements as to the BHP Group’s market position are based on recently available data.
NO INCORPORATION OF WEBSITE INFORMATION
Neither the content of the BHP Group’s website, nor the content of any website accessible from hyperlinks on the BHP Group’s website, is incorporated into, or forms part of, this document and investors should not rely on them, without prejudice to the documents incorporated by reference into this document as detailed in Part XIV (Documents Incorporated by Reference) of this document which will be made available on the BHP Group’s website.

PART IV
EXPECTED TIMETABLE OF PRINCIPAL EVENTS
Each of the times and dates in the table below is indicative only and may be subject to change.(1)(2)
Principal events Expected time and/or date
Publication of this Prospectus and the Circular 8 December 2021
Voting deadlines
Latest time and date for receipt by the applicable ADS depositary 10.00 a.m. (New York time)
of ADS voting instruction cards(3) on 12 January 2022
Latest time and date for receipt of Limited GM Proxy Form 6.00 p.m. (Melbourne time) on
18 January 2022
Latest time and date for receipt of Plc Scheme Meeting Proxy Form 10.00 a.m. (London time) on
18 January 2022
Latest time and date for receipt of Plc GM Proxy Form 10.30 a.m. (London time)
on 18 January 2022
Voting Entitlement Time in respect of Limited GM(4) 7.00 p.m. (Melbourne time) on
18 January 2022
Voting Entitlement Time in respect of Plc GM and Plc 6.00 p.m. (London time) Scheme Meeting(4) on 18 January 2022
Shareholder Meetings
Limited GM 6.00 p.m. (Melbourne time)
on 20 January 2022
Plc Scheme Meeting The later of 10.00 a.m. (London time) on 20 January 2022 or the conclusion or adjournment of the Limited GM
Plc GM The later of 10.30 a.m. (London time) on 20 January 2022 or the conclusion or adjournment of the Plc Scheme Meeting
Results of Shareholder Meetings expected to be announced 20 January 2022
Court hearing for the Plc Scheme
Court Sanction Hearing 25 January 2022
Latest time for transfers between registers
Latest time and date at which Plc Shareholders may move 3.00 p.m. (South African time)
shares between the Plc UK Share Register and the Plc on 25 January 2022
South African Branch Register

Principal events Expected time and/or date
Participation by Plc Shareholders on the Plc UK Share
Register in the Sale Facility
Latest time and date for receipt of instructions to participate in, or 11.00 a.m. (London time)
to revoke an election to participate in, the Sale Facility by Plc on 28 January 2022
Shareholders on the Plc UK Share Register
End of trading in Plc Shares on the JSE and LSE
Latest time and date for dealings in, and for registration of 5.00 p.m. (South African time) transfers of (including dematerialisations and rematerialisations on 28 January 2022 of), Plc Shares on the JSE(5)
Latest time and date of dealings in, and for registration of 6.00 p.m. (London time) on transfers of, and disablement in CREST of, Plc Shares on the LSE(6) 28 January 2022
End of Plc ADS trading on the NYSE
Latest time and date for dealings in, and for registration of 4.00 p.m. (New York time)
transfers of, Plc ADSs on the NYSE(7) 28 January 2022
Plc Scheme becomes effective
Plc Scheme Effective Time(8) and Plc Scheme Record Time 9.00 p.m. (London time)
on 28 January 2022
Implementation Date
Issue of New Limited Shares(9) By 10.00 a.m. (Melbourne time)
on 31 January 2022
Commencement of trading in the Limited Shares, including the New Limited Shares, on the ASX, LSE and JSE
Commencement of trading of the New Limited Shares on the 10.00 a.m. (Melbourne time) ASX on a deferred settlement basis on 31 January 2022
Admission of the Limited Shares, including the New Limited 9.00 a.m. (South African time) Shares, to the JSE on 31 January 2022
Admission of the Limited Shares, including the New Limited 8.00 a.m. (London time) Shares, (settling in the form of Limited DIs) to, and commencement on 31 January 2022 of trading on, the LSE’s Main Market(10)
Commencement of trading in the New Limited ADSs on the NYSE
Admission of New Limited ADSs to, and commencement of trading By 9.30 a.m. (New York time)
on, the NYSE (being the New Limited ADS Admission Time)(11) on 31 January 2022
Commencement of normal trading in New Limited Shares on the ASX
Commencement of normal trading in the New Limited Shares on 10.00 a.m. (Melbourne time)
the ASX on 2 February 2022
Record date for JSE settlement purposes
Record date for JSE settlement purposes 2 February 2022
Principal events
Expected time and/or date 31

Principal events Expected time and/or date
Participation by Plc Shareholders on the Plc South African
Branch Register in the Sale Facility
Latest date for receipt of instructions to participate in, or to revoke 12.00 p.m. (South African time) an election to participate in, the Sale Facility by Plc Shareholders on on 2 February 2022 the Plc South African Branch Register holding Plc Shares in certificated form at the Plc Scheme Record Time(12)
Latest date for receipt of instructions to participate in, or to revoke 1.00 p.m. (South African time) an election to participate in, the Sale Facility by Plc Shareholders on on 2 February 2022 the Plc South African Branch Register holding Plc Shares through
STRATE in dematerialised form at the Plc Scheme Record Time(12)
Crediting of CSDP accounts
CSDP accounts credited with New Limited Shares on the Limited 9.00 a.m. (South African time) South African Branch Register on 3 February 2022
Commencement of cross-border movements between registers
Commencement of cross-border movements of Limited Shares 10.00 a.m. (Melbourne time) between all registers and recommencement of dematerialisations on 3 February 2022 and rematerialisations
Despatch of holding statements
Despatch of issuer-sponsored holding statements By no later than 3 February and CHESS-sponsored holding statements, each in respect of 2022
New Limited Shares
Despatch of CSN Facility holding statements in respect of New By no later than 11 February
Limited Shares 2022
Despatch of holding statements in respect of New Limited By no later than 11 February Shares on the Limited South African Branch Register in 2022 dematerialised form in the CSDP account of Computershare
South Africa
Receipt of proceeds by participating Small Plc Shareholders and any Restricted Shareholders
Expected date for receipt of sale proceeds by participating As soon as reasonably practicable Small Plc Shareholders in the Sale Facility following the sale of the Sale Facility Shares, but in any event no later than 20 Business Days following the Implementation Date
Expected date for receipt of sale proceeds by any Restricted By no later than 28 February
Shareholder 2022
Notes:
(1) The times and dates set out in the expected timetable of principal events above and mentioned throughout this document may be subject to change. If any of the stated times and/or dates change, the revised times and/or dates will be announced via a Regulatory Information Service, which, to the extent applicable to Plc ADSs, Plc will furnish to the SEC on Form 6-K.
(2) Unless otherwise stated, references to times in this timeline are to London time.
(3) Only those Limited ADS Holders and Plc ADS Holders who hold Limited ADSs or Plc ADSs (as applicable) at 5.00 p.m. (New York time) on 20 December 2021, the record date for the Limited ADS Holders and Plc ADS Holders, will be entitled to instruct the Limited ADS Depositary or the Plc ADS Depositary (as applicable) to exercise the voting rights in respect of the shares represented by their Limited ADSs or Plc ADSs (as applicable) at the relevant Shareholder Meetings. Limited ADS Holders and Plc ADS Holders will be contacted by the applicable ADS depositary with guidelines on how to provide voting instructions to such depositary with respect to their ADSs. In order to vote, holders of ADSs are required to follow 32 the voting instructions and to meet the deadlines provided by the relevant ADS depositary in the documents which they will be provided with in due course. This time also represents the last time for Plc ADS Holders to present their Plc ADSs for cancellation and take delivery of Plc Shares to become Plc Shareholders before the Plc Scheme Record Time.
(4) If either the Plc GM, Plc Scheme Meeting or the Limited GM is adjourned, the Voting Entitlement Time for the adjourned meetings will be 6.00 p.m. (London time) for the Plc GM and the Plc Scheme Meeting, and Melbourne time for the Limited GM on the day which is two Business Days before such adjourned meeting.
(5) Trading in Plc Shares on the JSE is expected to be suspended from 9.00 a.m. (South African time) on 31 January 2022. Plc’s listing on the JSE is expected to be cancelled at 9.00 a.m. (South African time) on 4 February 2022.
(6) Trades placed on the LSE in respect of Plc Shares after 6.00 p.m. (London time) on 28 January 2022 will not be registered.
Plc’s listing on the LSE is expected to be cancelled at 8.00 a.m. (London time) on 31 January 2022.
(7) It is intended that the last time for dealing in Plc ADSs on the NYSE will be at 4.00 p.m. (New York time) on 28 January 2022.
It is intended that dealings in Plc ADSs on the NYSE will be formally halted before markets open (New York time) on the following business day, expected to be 31 January 2022.
(8) The Court Order is expected to be delivered to the Registrar of Companies following Court sanction of the Plc Scheme, the time of such delivery being the Plc Scheme Effective Time. The events which are scheduled to occur after the Plc Scheme Effective Time are conditional on, among other things, the Plc Scheme Effective Time occurring. If the Plc Scheme Effective Time is delayed, these events will be delayed accordingly.
(9) Plc Shareholders on the Plc Share Register as at the Plc Scheme Record Time will receive Limited Shares on 31 January
2022, which will commence trading on the ASX on a deferred settlement basis at 10.00 a.m. (Melbourne time) on
31 January 2022 (with normal trading commencing at 10.00 a.m. (Melbourne time) on 2 February 2022). For those Plc Shareholders on the Plc South African Branch Register, although Computershare Nominees will be issued Limited Shares on their behalf as nominee on the Implementation Date, the STRATE Nominee or underlying CSDP accounts or broker’s accounts (as applicable) will not be credited until 9.00 a.m. (South African time) on 3 February 2022.
(10) Trading of Limited Shares on the LSE will be settled in the form of Limited DIs.
(11) The listing of, and commencement of dealings in, the New Limited ADSs on 31 January 2022 is subject to DTC having completed its allocation of New Limited ADSs to former Plc ADS Holders and the Plc ADS Depositary having made the relevant notification to the NYSE in time for the NYSE to make the relevant announcement prior to the market open (New York time) on 31 January 2022.
(12) Timing of instructions is in line with customary market practice in South Africa. A Small Plc Shareholder who holds Plc Shares through STRATE is required to notify its duly appointed CSDP or broker of its election to participate in the Sale Facility in the manner and time stipulated in the agreement governing the relationship between it and its CSDP or broker.

PART V
DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS
LIMITED DIRECTORS AND PLC DIRECTORS
BHP GROUP COMPANY SECRETARY
REGISTERED OFFICE OF THE COMPANY
Ken MacKenzie (Chair)
Mike Henry (Chief Executive Officer) Terry Bowen (Non-Executive Director)
Malcolm Broomhead (Non-Executive Director) Xi aoqun Clever (Non-Executive Director)
Ian Cockerill (Non-Executive Director)
Gary Goldberg (Senior Non-Executive Director) John Mogford (Non-Executive Director) Christine O’Reilly (Non-Executive Director)
Dion Weisler (Non-Executive Director) Stefanie Wilkinson
171 Collins Street
Melbourne VIC 3000
Australia
REGISTERED OFFICE OF PLC Nova South, 160 Victoria Street
London SW1E 5LB United Kingdom
FINANCIAL ADVISERS TO THE BHP GROUP
UBS AG Australia Branch
2 Chifley Square
Sydney NSW 2000
Australia
UBS AG London Branch
5 Broadgate London EC2M 2QS United Kingdom
Goldman Sachs Australia Pty Ltd Level 17, 101 Collins Street Melbourne VIC 3000
Australia
Goldman Sachs International
Plumtree Court
25 Shoe Lane London EC4A 4AU United Kingdom
Flagstaff Partners Pty Ltd Level 20, 101 Collins Street Melbourne VIC 3000
Australia
Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square Canary Wharf London E14 5LB United Kingdom

LEGAL ADVISERS TO THE BHP GROUP AS TO AUSTRALIAN LAW
TAX ADVISERS TO THE BHP GROUP AS TO AUSTRALIAN LAW
LEGAL AND TAX ADVISERS TO THE BHP GROUP AS TO ENGLISH LAW
LEGAL AND TAX ADVISERS TO THE BHP GROUP AS TO US LAW
LEGAL ADVISERS TO THE BHP GROUP AS TO SOUTH AFRICAN LAW
TAX ADVISER TO THE BHP GROUP AS TO SOUTH AFRICAN LAW
Herbert Smith Freehills
80 Collins Street
Melbourne VIC 3000
Australia
Greenwoods & Herbert Smith Freehills Pty Ltd
161 Castlereagh Street
Sydney NSW 2000
Australia
Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne VIC 3000
Australia
ENSafrica
The MARC | Tower 1
129 Rivonia Road Sandton Johannesburg 2196
South Africa
KPMG
Tower Two, Collins Square
727 Collins Street
Melbourne VIC 3008
Australia
AUDITORS TO THE BHP GROUP Australia
Ernst & Young
8 Exhibition Street
Melbourne VIC 3000
Australia
United Kingdom
Ernst & Young LLP
1 More London Place London SE1 2AF United Kingdom
REPORTING ACCOUNTANTS TO THE GROUP
Ernst & Young
8 Exhibition Street
Melbourne VIC 3000
Australia
REGISTRARS Australia
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Australia
United Kingdom
Computershare Investor Services PLC The Pavilions
Bridgwater Road Bristol BS99 6ZZ United Kingdom

South Africa
Computershare Investor Services (Pty) Ltd
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
South Africa
INDEPENDENT EXPERT Grant Samuel & Associates Pty Limited
Level 31, 101 Collins Street
Melbourne VIC 3000
Australia

PART VI
SHARE CAPITAL AND INDICATIVE STATISTICS
Number of Limited Shares in issue as at the Latest Practicable Date(1) 2,950,251,394
Limited Special Voting Share(2) 1
DLC Dividend Share(2) 1
Number of Plc Shares in issue as at the Latest Practicable Date(3) 2,112,071,796
Plc Special Voting Share(2) 1
Plc Preference Shares(4) 50,000
Exchange Ratio 1:1
Number of New Limited Shares expected to be issued pursuant to Unification 2,112,071,796
Estimated proportion of Enlarged Share Capital attributable to current holders of interests in Limited Shares immediately following Unification 58 per cent
Estimated proportion of Enlarged Share Capital attributable to current holders of interests in Plc Shares immediately following Unification 42 per cent
Number of Limited Shares in issue after Unification becomes effective 5,062,323,190
Share identification numbers
ISIN of the New Limited Shares (on the LSE and the JSE post-Unification) AU000000BHP4
ISIN of the Limited DIs (on the LSE post-Unification) AU000000BHP4
Notes:
(1) The total number of Limited Shares in issue as at the Latest Practicable Date.
(2) Which will be bought back by Plc or the Company, as applicable, as part of implementing Unification, as further detailed in Section 5 of Part VII (Information on Unification) of this document.
(3) The total number of Plc Shares in issue as at the Latest Practicable Date, which will be owned by the Company from the
Plc Scheme Effective Time.
(4) Which are held by Plc and which are expected to be cancelled once Plc ceases to be listed on the FCA Official List and traded on LSE’s Main Market. Under the Companies Act 2006, Plc may not exercise any voting rights in respect of the Plc Preference Shares.

PART VII INFORMATION ON UNIFICATION
1. BACKGROUND ON THE DLC STRUCTURE AND THE UNIFICATION PROPOSAL
1.1 Background to the DLC Structure
The BHP Group’s DLC Structure was established when the Company and Plc merged in 2001. Under the DLC Structure, there are two separate parent companies:
BHP Group Limited: The Company is incorporated in Australia, has Australian tax residency, a primary listing on the ASX and a NYSE-listed ADR program; and
BHP Group Plc: Plc is incorporated in the UK, has UK tax residency, a premium listing on the LSE, a secondary listing on the JSE and a NYSE-listed ADR program.
While there are two separate parent companies that trade independently on their respective exchanges at prices set in their respective markets, the BHP Group operates as a single unified economic entity, with a common Board and management. A principle of the DLC Structure is that each Limited Share and Plc Share carries equivalent voting and economic rights.
[GRAPHIC APPEARS HERE] The following diagram illustrates the current DLC Structure.
Current DLC Structure
Present equalisation ratio: 1 Limited Share = 1 Plc Share
Plc
(holder of the Plc Preference Shares)1
Plc SVC
(holder of the Plc Special Voting Share)2
Plc Shareholders* (~41.8% of all Shareholders)
Limited Shareholders* (~58.2% of all Shareholders)
Limited SVC
(holder of the Limited Special Voting Share)1
Plc Preference
Shares
Plc Special
Voting Share
Ordinary
Shares
Ordinary
Shares
Limited Special
Voting Share
Each of Plc and Limited has a separate Board comprising the same individuals. A single management team manages both groups.
on LSE
Listing on JSE
– NYSE listed
ADR program
DLC Dividend Share
Plc Limited
Contractual arrangements give enect to the DLC Structure
– Listing on ASX
– NYSE listed
Plc
Subsidiaries
Limited
Subsidiaries
* Includes holders whose shares are represented by ADSs.
1 The Plc Preference Shares are currently held by Plc. Plc may not exercise voting rights in respect of the Plc Preference Shares.
2 The purpose of the Plc Special Voting Share and Limited Special Voting Share is to support the principle that each Limited Share and Plc
Share carries equivalent voting rights.
1.2 Unification proposal
On 17 August 2021, the BHP Group announced its intention to unify its DLC Structure with the Company becoming the sole parent company of the BHP Group, and on 2 December 2021 the BHP Group announced that the Board had made a final decision to proceed with the Unification proposal.

Unification will involve an exchange of Plc Shares for Limited Shares. Under Unification, the Company will, under a UK scheme of arrangement, acquire all of the Plc Shares and each eligible Plc Shareholder will receive one New Limited Share for each Plc Share and each eligible Plc ADS holder will receive one New Limited ADS for every Plc ADS held. The following diagram presents a summary of the BHP Group structure immediately after Unification.
BHP Group structure immediately after Unification
Unified BHP Shareholders
(Comprising pre-Unification
Plc Shareholders and Limited Shareholders)*
Ordinary
Shares
Limited
– Listing on ASX
– Standard Listing on LSE
– Secondary Listing on JSE
– NYSE listed ADR program
Plc
Limited Subsidiaries
Plc Subsidiaries
* Includes pre-Unification holders of Plc ADSs and Limited ADSs, representing shares of Plc and Limited respectively.
1.3 Effects of Unification
Unification will result in the Company becoming the sole parent company of the BHP Group, with a single set of shareholders. Limited Shares and Limited ADSs are expected to trade at a broadly equivalent price (when adjusted for currency differences) across their respective stock exchange listings.
Unification will not change the BHP Group’s fundamentals. It will not change the BHP Group’s underlying assets or operations, Board composition, ELT, corporate presence or cash flow generation.
The key consequences of Unification for Plc Shareholders are as follows:
Each eligible Plc Shareholder will exchange their Plc Shares for Limited Shares (in their direct form or in the form of DIs). Although the existing DLC arrangements provide for the BHP Group to treat Plc Shares and Limited Shares as economically equivalent, Plc Shares have generally traded at a lower price than Limited Shares.
Plc will cease to have a premium listing on the LSE. However, Plc Shareholders will be able to trade in Limited Shares on the LSE (in the form of DIs), JSE (through STRATE) or ASX, or on the NYSE in the form of ADSs.
There will be no change to the currencies in which the BHP Group’s dividends are paid.
Unlike dividends currently paid on Plc Shares, dividends paid on the Limited Shares issued to Plc Shareholders will be able to be franked. While non-Australian tax resident holders of Limited Shares cannot use franking credits, dividends paid by the Company will not be subject to Australian withholding tax to the extent that such dividends are franked. Australian tax residents who acquire Limited Shares issued to Plc Shareholders are expected to be able to use those franking credits.
The key consequences of Unification for Limited Shareholders are as follows:
Limited Shareholders will retain their Limited Shares. The proportionate shareholding of existing Limited Shareholders in the overall BHP Group will not change.

The Company will retain its primary listing on the ASX, and Limited Shareholders will be able to trade in Limited Shares (in the form referred to above) on the ASX, LSE or JSE (or on the NYSE in the form of ADSs).
The BHP Group’s ability to distribute fully franked dividends will not change.
All Shareholders who continue to hold Limited Shares after Unification are expected to benefit from the advantages of Unification outlined below, including the simplification of the BHP Group’s corporate structure and its enhanced strategic flexibility.
2. RATIONALE FOR UNIFICATION
2.1 Overview
The BHP Group has regularly reviewed the effectiveness of its DLC Structure. Recently, a number of factors relating to the benefits and costs of Unification have changed and the Directors now believe that it is the right time for the DLC Structure to be replaced with a simpler corporate structure. Further detail on the rationale for Unification is included in the Circular.
2.2 Key advantages of Unification
The key advantages of Unification are:
Simplification: Unification will eliminate complexities of the DLC Structure (such as the requirement to hold two separate shareholder meetings). It will free up resources and management time, allowing for greater focus on the BHP Group’s strategic objectives.
Strategic flexibility: Unification will enable the BHP Group to undertake certain transactions such as demergers and equity raisings more simply and efficiently as a result of the BHP Group having a single shareholder base. This will improve the BHP Group’s flexibility to shape its portfolio, with the objective of maximising long-term value for shareholders.
Elimination of the DLC dividend arrangements: Unification will remove the DLC-related dividend arrangements and result in all dividends (and associated franking credits) being paid directly to all Shareholders. The BHP Group’s ability to distribute fully franked dividends will not change as a result of Unification.
Elimination of the share price differential, creating a single global share price: Plc Shares have generally traded at a lower price than Limited Shares. Following Unification, Limited Shares traded on the ASX, LSE and JSE will be interchangeable and there are not expected to be any material differences in the respective share prices on each exchange (when adjusted for currency differences), including for the Limited Shares represented by ADSs traded on the NYSE.
Increased Australian index weighting: Unification is expected to increase the Company’s weighting in S&P/ASX indices, reflecting the additional number of Limited Shares on issue and therefore the greater market capitalisation of the Company. This is expected to create demand for, and buying of, Limited Shares by investors seeking to track the relevant S&P/ASX-based indices.
2.3 Key disadvantages and risks of Unification
The key disadvantages of Unification are:
Transaction costs: The costs of Unification payable by the BHP Group are estimated to be between US$350 million and US$450 million (pre-tax) and comprise stamp duties and adviser and other fees.
Plc will no longer be part of the FTSE UK Index Series or have a premium LSE listing: As an Australian incorporated company, the Company will not satisfy the nationality requirements for inclusion in the FTSE UK Index Series. Loss of index inclusion is expected to result in certain Plc Shareholders who seek to track these indices choosing not to, or being unable to, hold Limited Shares. Plc will also cease to have a premium listing on the LSE, but the Company will have a listing on the standard segment of the
LSE’s Main Market.
Taxation implications for some Plc Shareholders: Unification may result in certain Plc Shareholders incurring taxation costs. Information regarding the taxation implications for certain Shareholders is set out in Part XII (Taxation).
Increase in the Company’s share capital account: Unification will increase the Company’s share capital, which is expected to reduce the franked component of any future Company off-market buy-backs. The lower dividend component is not expected to adversely impact the Company’s ability to conduct fully-subscribed off-market buy-backs.
The key risks of Unification are described in Part II (Risk Factors) of this document and, in summary, are:
Impact of Unification may differ to that contemplated: The BHP Group may fail to realise the anticipated advantages of Unification. The nature or extent of the costs and potential disadvantages may also differ from the BHP Group’s expectations.
Share price uncertainty: There is potential for short-term volatility in the price of Limited Shares as a result of Unification, as Shareholders buy and sell shares to adjust their holdings, including in response to changes in the BHP Group’s position in exchange indices.
Unification may not complete: If Unification does not complete, the BHP Group will have incurred or committed to transaction costs, the DLC Structure will continue, the market prices of Limited Shares and Plc Shares (which are not interchangeable) will continue to be determined by the markets in which they trade, and the expected advantages and disadvantages of Unification will not be realised.
3. IMPLEMENTATION OF UNIFICATION
3.1 Overview and key agreements
(A) Overview of Unification
If all of the Unification Conditions are satisfied or waived:
the Company will acquire all of the Plc Shares from the Plc Shareholders in exchange for the New Limited Shares, on a one-for-one basis; and
the arrangements giving effect to the DLC Structure will be terminated.
Subject to the Unification Conditions being satisfied or waived, the following key steps will take effect on implementation of Unification:
Plc Special Voting Share Buy-back: Plc will buy back the Plc Special Voting Share held by Plc SVC.
Plc Scheme: the Plc Scheme will become effective, and the Company will acquire all of the Plc Shares in exchange for the issue of the New Limited Shares on a one- for-one basis. As soon as reasonably practicable after the Plc Scheme has become effective, Plc will cancel the Plc Special Voting Share.
Cancellation of the Plc Preference Shares and re-registration of Plc: Plc will cancel the Plc Preference Shares after the Plc Scheme has been implemented and once Plc ceases to be listed on the FCA Official List and traded on the LSE’s Main Market. It is expected that Plc will then be re-registered as a private limited company.
Termination of Sharing Agreement: the Sharing Agreement will be terminated in accordance with its terms.

Selective Buy-backs: the Company will buy back and then cancel each of the
Limited Special Voting Share and the DLC Dividend Share.
Amended Limited Constitution: the Limited Constitution will be amended to remove the DLC-specific provisions and to make additional minor changes, as further detailed in Section 9 of Part XIII (Additional Information) of this document.
Termination of Deed Poll Guarantees: each of the Deed Poll Guarantees, pursuant to which the Company and Plc respectively guarantee certain contractual obligations to creditors of the other, will be terminated in accordance with their respective terms (but Limited and Plc will each continue to be liable for any existing obligations incurred, or arising out of any obligation incurred, by that party before termination of the Deed Poll Guarantees).
(B) Implementation Deed
On 7 December 2021, Plc and the Company entered into the Implementation Deed, which sets out key steps required to be taken by each of them to give effect to Unification. The Implementation Deed sets out the Unification Conditions (see Section
3.2 below) and the obligations of the Company and Plc in relation to Unification, as further detailed in Section 13.1 of Part XIII (Additional Information) of this document.
3.2 Unification Conditions
Implementation of Unification is subject to the following Unification Conditions being satisfied, and a majority of the Directors not withdrawing their recommendation or support for Unification:
Shareholder approvals: the Limited Resolutions being approved at the Limited GM and the Plc Resolutions being approved at the Plc Scheme Meeting and the Plc GM, by the requisite majorities in each case (further details are set out in Section 3.3 below).
Regulatory approvals: all regulatory approvals necessary for Unification having been received, on conditions acceptable to each of Plc and the Company.
Court sanction and effectiveness of the Plc Scheme: the Plc Scheme being sanctioned by the Court at the Court Sanction Hearing and a copy of the Court Order sanctioning the Plc Scheme being lodged with the Registrar of Companies.
Admissions to listing:
– the FCA having acknowledged to the Company or its agent (and such acknowledgement not having been withdrawn) that the application for the admission of the Limited Shares to the FCA Official List with a standard listing has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject (“listing conditions”)) will become effective as soon as a dealing notice has been issued by the FCA and any listing conditions having been satisfied;
– the LSE having acknowledged to the Company or its agent (and such acknowledgement not having been withdrawn) that the Limited Shares, including the New Limited Shares, will be admitted to trading;
– the JSE having approved (and such approval not having been withdrawn) the admission of the Limited Shares, including the New Limited Shares, to the JSE and such admission becoming effective on or prior to the Plc Scheme Effective Time, or such other date as agreed in writing between Plc and the Company; and
– the New Limited ADSs having been authorised for listing on the NYSE, upon official notice of allotment.

No prohibition: no temporary restraining order, preliminary or permanent injunction or other order being issued by any court of competent jurisdiction and no other legal restraint or prohibition preventing Unification being implemented.
If any of the Unification Conditions are not satisfied or waived in accordance with their terms, Plc and the Company will provide an update to the exchanges in accordance with their respective regulatory obligations. If the Unification Conditions are not satisfied by the Cut-Off Date or such other date as Plc and the Company may agree, then the Implementation Deed may be terminated in accordance with its terms and, in such event, Unification will not proceed. At the time of publication of this document, save for regulatory approvals relating to Admission which are expected to be received on or around the Implementation Date, all regulatory approvals considered necessary for Unification have been received or are intended to be received prior to the Shareholder Meetings.
3.3 Shareholder approval for Unification
Unification requires the approval by the requisite majority of:
Limited Shareholders of the Limited Resolutions at the Limited GM; and
Plc Shareholders of the Plc Resolutions at the Plc Meetings.
The Unification Resolutions are inter-conditional, such that each Unification Resolution will only become effective if all Unification Resolutions are approved and adopted by the requisite majorities. Detailed instructions on the action to be taken by Shareholders are set out in the Circular.
(A) Limited GM
The Limited GM has been convened to consider and, if thought fit, pass:
a special resolution to approve certain amendments to the Limited Constitution, primarily relating to Unification;
a special resolution to approve the Limited Special Voting Share Buy-back;
a special resolution to approve the DLC Dividend Share Buy-back;
a special resolution to approve the Class Rights Action in connection with the Plc
Special Voting Share Buy-back; and
an ordinary resolution to approve the Class Rights Action in connection with the change in status of Plc from a public listed company with its primary listing on the LSE to a private limited company.
The full text of these resolutions is set out in the Notice of Limited GM.
(B) Plc Meetings
(i) Plc Scheme Meeting
Unification is being effected by way of a UK scheme of arrangement, which requires a separate Court-convened shareholder meeting to consider and, if thought fit, approve the Plc Scheme. The Plc Scheme Meeting is convened and held with the permission of the Court. The order of the Court for Plc to convene the Plc Scheme Meeting is not, and should not be treated as, an endorsement by the Court of, or any other expression of opinion by the Court on, the Plc Scheme.
The Plc Scheme must be approved by a majority in number of those registered holders of Plc Shares who are present and voting, either in person or by proxy, at the Plc Scheme Meeting and who represent 75 per cent or more in value of the Plc Shares voted by such Plc Shareholders. Limited Shareholders will not vote on this Plc Resolution. The full text of the resolution is set out in the Notice of Plc Scheme Meeting.
If Plc Shareholders approve the Plc Scheme at the Plc Scheme Meeting, and if the other Unification Conditions are satisfied or waived, Plc will seek the sanction of the Court of the Plc Scheme.

(ii) Plc GM
A separate extraordinary general meeting of Plc Shareholders has been convened to be held following the Plc Scheme Meeting. This Plc GM has been convened to consider and, if thought fit, authorise actions relating to the implementation of the Plc Scheme by the Directors and other matters relating to Unification more generally, being:
a special resolution to authorise the Plc Directors (or a duly authorised committee thereof) to take all actions as they may consider necessary or appropriate to effect the Plc Scheme and Unification;
an ordinary resolution to approve the Plc Special Voting Share Buy-back, pursuant to the Plc Special Voting Share Buy-back Agreement;
a special resolution to approve the Class Rights Actions in connection with the amendment to Article 35(5) of the Plc Articles of Association, in connection with the Plc Special Voting Share Buy-back;
a special resolution to approve certain amendments to the Plc Articles of
Association; and
an ordinary resolution to approve the Class Rights Action in connection with the change in status of Plc from a public listed company with its primary listing on the LSE to a private limited company.
The full resolutions are set out in the Notice of Plc GM.
(C) Voting
A Limited Shareholder or Plc Shareholder at the applicable Voting Entitlement Time will be entitled to vote at the Plc Scheme Meeting and Plc GM or the Limited GM (as applicable). Details on how such Shareholder can vote and attend the Shareholder Meetings, and the format of how they are intended to be held, are set out in the Notices of Meeting.
Special resolutions will require votes in favour representing 75 per cent or more of the votes cast on the resolution. Ordinary resolutions will require votes in favour representing more than 50 per cent of the votes cast on the resolution.
Limited Shareholders and Plc Shareholders will vote separately on the Unification Resolutions as none of the Unification Resolutions will be Joint Electorate Actions – only Limited Shareholders will vote on the Limited Resolutions and only Plc Shareholders will vote on the Plc Resolutions. However, the Unification Resolutions are inter-conditional and will only be effective if all Unification Resolutions are approved by the requisite majorities.
3.4 Description of the Plc Scheme
The Plc Scheme is a legal process under Part 26 of the Companies Act 2006, the purpose of which is to enable the Company to become the owner of the entire issued and to be issued ordinary share capital of Plc.
If Unification is implemented, under the Plc Scheme, all Plc Shares will be transferred to the Company at the Plc Scheme Effective Time (which is expected to be 9.00 p.m. (London time) on 28 January 2022). In accordance with the terms of the Plc Scheme, Scheme Shareholders will be entitled to receive New Limited Shares in exchange for each Plc Share on a one-for-one basis as outlined below (save that Excluded Shareholders, being Restricted Shareholders and Selling Shareholders, will receive the proceeds of the sale of the interests they would otherwise have received in accordance with the table below). Subject to certain rights reserved by the Company pursuant to the terms of the Plc Scheme, the method of settlement depends on the manner in which Plc Shares are held by the Plc Shareholder and the jurisdiction of the Plc Shareholder’s registered address, in each case, immediately prior to the Plc Scheme Record Time. Excluded Shareholders should instead refer to Section 3.4(E) (for Restricted Shareholders) or 3.4(G) (for Selling Shareholders):

Manner in which Plc Shares are held Manner in which Limited
Shares will be held Description of resulting action for entitlement
Plc Shareholders on the Plc UK Share Register
On the Plc UK Share Register in CREST (except the Plc ADS Depositary) In the form of Limited DIs, credited to the same CREST participant account on the Limited DI register as the shareholder’s Plc Shares were previously held on the Plc UK Share Register.
Plc CREST Shareholders will receive one Limited DI representing one New Limited Share for each Plc Share held at the Plc Scheme Record Time. A credit to the CREST account of the applicable Plc Shareholder.
The Plc ADS Depositary holding on the Plc UK Share Register in CREST On the Limited Share Register in Australia in the form of a CHESS-sponsored holding.
This is expected to be effected pursuant to a separate election between BHP, the Plc ADS Depositary and the Limited ADS Depositary in order to facilitate the issue of Limited ADSs (to be settled for Plc ADS Holders in accordance with the final two rows of this table). A credit to the CHESS account for, or on behalf of, the Limited ADS Depositary and the issuance of a CHESS confirmation notice by post to the Plc ADS Depositary.
On the Plc UK Share Register in certificated form with a registered address in a Permitted Jurisdiction In the form of Limited DIs via the CSN Facility (i.e. credited to the CREST participant account of the designated Computershare nominee entity).
Plc Certificated Shareholders will receive an entitlement to one Limited DI representing one New Limited Share for each Plc Share they hold at the Plc Scheme Record Time. A CSN s tatement issued by post to the applicable Plc Shareholder.
On the Plc UK Share Register in certificated form with a registered address not in a Permitted Jurisdiction On the Limited Share Register in Australia in issuer-sponsored form. An issuer-sponsored holding statement issued by post to the applicable Plc Shareholder.
Plc Shareholders on the Plc South African Branch Register
On the register of dematerialised beneficial interests registered in the name of, and maintained by, the STRATE Nominee in an account with a CSDP or broker In dematerialised form, credited to the same CSDP or broker account as the shareholder’s Plc Shares are currently held on the Plc South African Branch Register. A credit to Computershare Nominees as nominee for the STRATE Nominee, CSDP’s or broker’s account of the applicable Plc Shareholder, and a holding statement issued by post to the applicable Plc Shareholder.

Manner in which Plc Shares are held Manner in which Limited
Shares will be held Description of resulting action for entitlement
On the Plc South African Branch Register in certificated form In dematerialised form, credited to the CSDP or broker appointed by the certificated Plc Shareholder or, if a CSDP or broker has not been appointed, credited to Computershare Nominees to be transferred accordingly upon receipt of such information. A credit to Computershare Nominees as nominee for the applicable Plc Shareholder, and a holding statement issued by post to the applicable Plc Shareholder.
Plc ADS Holders
As Registered Plc ADS Holders on Plc ADS Depositary register in certificated or uncertificated form Uncertificated Limited ADSs registered on the register maintained by the Limited ADS Depositary. A credit on the register of Limited ADS Holders maintained by the Limited ADS Depositary. The uncertificated Limited ADSs are eligible for direct registration services administered by DTC. The Limited ADS Depositary will issue to the applicable holders a statement reflecting the issuance of New Limited ADSs. Upon receipt of such statement the applicable holders of New Limited ADSs will be able to request the issuance and delivery of an ADR evidencing the New Limited ADSs.
As Indirect Plc ADS Holders through a bank, broker, other financial institution or other DTC participant As Limited ADSs indirectly through a bank, broker, other financial institution or other DTC participant. Through the procedures of the bank, broker, other financial institution or other DTC participant through which the Limited ADSs will be held.
The last day of dealings in Plc Shares on the LSE’s Main Market is expected to be 28 January 2022 and no transfers of Plc Shares (other than any transfers pursuant to the new Article 149 of the Amended Plc Articles of Association) will be registered after 6.00 p.m. (London time) on this date.
Shortly before the Plc Scheme becomes effective, entitlements to Plc Shares held within the CREST system will be rematerialised and cancelled. Once the Plc Scheme becomes effective, share certificates in respect of Plc Shares will cease to be valid and every Plc Shareholder must, at Plc’s request, either deliver their share certificate(s) to Plc (or any person appointed by Plc) or destroy those share certificate(s).
The Plc Scheme is conditional upon, among other things, the Plc Scheme having been sanctioned by the Court. All Scheme Shareholders are entitled to attend the Court Sanction Hearing in person or through counsel to support or oppose the sanctioning of the Plc Scheme.
Once the Plc Scheme becomes effective, it will be binding on Plc and all Plc Shareholders, including those who did not attend the Plc Meetings or vote to approve the Plc Scheme, or who voted against the Plc Scheme (or abstained from voting) at the Plc Scheme Meeting.
Following the Plc Scheme becoming effective, it is expected that Plc Shares will cease to be listed on the FCA Official List and traded on the LSE’s Main Market and that Plc will be re-registered as a private limited company.

(A) Who is affected by the Plc Scheme?
Plc Shareholders: Plc Shareholders on the Plc Share Register at the Plc Scheme Record Time will be entitled to have New Limited Shares distributed to them. Small Plc Shareholders are entitled to participate in the Sale Facility (see Section 3.4(F) below).
Plc ADS Holders: Plc ADS Holders on the Plc ADS Depositary’s register on the New Limited ADS Admission Time will be entitled to have New Limited ADSs distributed to them.
Restricted Shareholders: Restricted Shareholders will not be eligible to receive New Limited
Shares. For further information, see Section 3.4(E).
(B) Settlement arrangements for Scheme Shareholders and Plc ADS Holders
There are a number of ways to hold Plc Shares. The process of “settlement” (that is, the process by which a Plc Shareholder’s interests in Plc are replaced by interests in the Company) will depend on how such shareholder holds its Plc Shares. Subject to certain rights reserved by the Company pursuant to the terms of the Plc Scheme, Plc Shareholders will receive Limited Shares in accordance with the table set out in Section 4 of Part XIII (Additional Information) of this document.
Restricted Shareholders should refer to Section 3.4(E) for further details as to how their entitlement to Limited Shares will be handled. Although the Company considers that there were no Restricted Shareholders as at the Latest Practicable Date based on the registered Plc Shareholders as at that date, this position could change prior to the Plc Scheme Record Time. If Plc Shareholders are in any doubt as to whether they may be a Restricted Shareholder they should obtain independent advice.
A summary of the special arrangements pursuant to which the form of interests in the New Limited Shares will be delivered to the Scheme Shareholders is set out in Section 4 of Part XIII (Additional Information) of this document. Section 4 also explains the treatment of existing mandates and preferences and options to convert any interest received into underlying New Limited Shares.
Plc ADS Holders wishing to receive New Limited Shares rather than New Limited ADSs
A Plc ADS Holder who wishes to attend the Plc Scheme Meeting and/or the Plc GM as a Plc Shareholder or receive New Limited Shares instead of Limited ADSs under the Plc Scheme must take steps to present their Plc ADSs (and, to the extent that such Plc ADSs are certificated, the certificates evidencing such Plc ADSs) to the Plc ADS Depositary for cancellation before
10.00 a.m. (New York time) on 12 January 2022 (subject to any restrictions on cancellation or withdrawal, or on the receipt of Plc Shares, which the Plc ADS Depositary may impose from time to time), together with: (i) delivery instructions for the Plc Shares represented by such Plc ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Plc Shares); and (ii) if the cancellation is to take place before the Shareholder Meetings, a certification that the Plc ADS Holder (a) beneficially owned the relevant Plc ADSs as at 5.00 p.m. (New York time) on 20 December 2021, the applicable ADS record time, and has not given, and will not give, voting instructions to the Plc ADS depositary in respect of such Plc ADSs in relation to the Shareholder Meetings (or has cancelled all voting instructions previously given); (b) beneficially owned the relevant Plc ADSs as at the applicable record time and has given voting instructions to the Plc ADS Depositary in respect of such Plc ADSs in relation to the Shareholder Meetings, but undertakes not to vote the Plc Shares represented by such Plc ADSs at the Shareholder Meetings; or (c) did not beneficially own the relevant Plc ADSs as at the applicable ADS record time, but undertakes not to vote the Plc Shares represented by such Plc ADSs at the Shareholder Meetings.
Plc ADS Holders who hold their Plc ADSs in a brokerage, bank, custodian or other nominee account should promptly contact their broker, bank, custodian or other nominee account to find out what actions are required to instruct their broker, bank or other nominee to cancel the Plc ADSs on their behalf. Plc ADS Holders who present their Plc ADSs to the Plc ADS Depositary for cancellation prior to 10.00 a.m. (New York time) on 12 January 2022 in order to take delivery of Plc Shares will be responsible for the payment of the Plc ADS Depositary’s fees associated with such cancellation.
Plc ADS Holders will not be permitted to cancel their Plc ADSs from 10.00 a.m. (New York time) on 12 January 2022 until after the Plc Scheme is consummated or terminated.
Changes by Limited Shareholders following Unification
The latest time at which Plc Shareholders may move shares between the Plc UK Share Register and the Plc South African Branch Register is 3.00 p.m. (South African time) on 25 January 2022, and commencement of cross-border movements of Limited Shares between all registers and recommencement of dematerialisations and rematerialisations shall start at 10.00 a.m. (Melbourne time) on 3 February 2022.
Following Unification, Limited Shareholders on all registers will be able to request to have their securities moved to another register by contacting Computershare’s Global Transaction team in the respective region. Movements between registers are usually completed within 24 hours, depending on the time of lodgement, allowing for time differences and business days in the respective jurisdictions. Cross-border market transaction fees may be charged by any intermediaries. In the case of Shareholders on the Limited South African Branch Register, the holder’s CSDP or broker will be required to warrant during the process that all exchange control regulations have been complied with. Further information is set out in Section 4.2(A) of Part XIII (Additional Information) of this document.
(C) Share trading in connection with the Plc Scheme
It is expected that dealings: (i) in the Limited Shares, including the New Limited Shares, on the
LSE (and settling in the form of Limited DIs) will commence at 8.00 a.m. (London time) on
31 January 2022; (ii) in the Limited Shares, including the New Limited Shares, on the JSE (through STRATE) will commence at 9.00 a.m. (South African time) on 31 January 2022; and (iii) in the New Limited Shares on the ASX on a deferred settlement basis will commence at 10.00 a.m. (Melbourne time) on 31 January 2022 (with normal trading commencing at 10.00 a.m. (Melbourne time) on 2 February 2022). Dealings in the New Limited ADSs are expected to commence on the NYSE by 9.30 a.m. (New York time) on 31 January 2022.
In respect of Plc’s existing listings:
LSE: The latest time and date of dealings in, and for registration of transfers of, Plc Shares on the LSE is 6.00 p.m. (London time) on 28 January 2022. No transfers of Plc Shares (other than any transfers pursuant to the new Article 149 of the Amended Plc Articles of Association) will be registered after this time. The BHP Group expects to request the LSE and the FCA to cancel trading in Plc Shares on the LSE and to remove the listing of Plc Shares from the premium listing segment of the FCA Official List, in each case by 8.00 a.m. (London time) on 31 January 2022.
JSE: Plc Shares are expected to be suspended from being traded on the JSE from
5.00 p.m. (South African time) on 28 January 2022. No transfers of Plc Shares (other than any transfers pursuant to the new Article 149 of the Amended Plc Articles of Association) will be registered after this time. The BHP Group will request the JSE to cancel trading in Plc Shares on the JSE from 9.00 a.m. (South African time) on 31 January 2022 and to remove the listing of Plc Shares from the JSE Main Board, which is expected to be by
9.00 a.m. (South African time) on 4 February 2022.
Plc ADSs: It is intended that the last time for dealings in Plc ADSs on the NYSE will be at
4.00 p.m. (New York time) on 28 January 2022. No transfers of Plc ADSs (other than transfers to effect the Plc Scheme) will be registered after this time. It is intended that dealings in the Plc ADSs on the NYSE will be formally halted before markets open (New York time) on the following business day, expected to be 31 January 2022. Following Unification, a request will be made to the NYSE to de-list the Plc ADSs and the Plc ADR program will be terminated.

As noted above, the latest time at which Plc Shareholders may move shares between the Plc UK Share Register and the Plc South African Branch Register is 3.00 p.m. (South African time) on 25 January 2022. Commencement of cross-border movements of Limited Shares between all registers and recommencement of dematerialisations and rematerialisations shall start at
10.00 a.m. (Melbourne time) on 3 February 2022.
(D) Transfer free of encumbrances
All Scheme Shares transferred to the Company under the Plc Scheme will be fully paid up with full title guarantee, free from all liens, equities, charges, encumbrances, options, rights of pre- emption and any other third-party rights or interests of any nature and together with all rights at the Plc Scheme Effective Time or thereafter attached thereto. This includes voting rights and the right to receive and retain all dividends and other distributions (if any) and any return of capital (whether by reduction of share capital or share premium account or otherwise) announced, declared, made or paid in respect of the Scheme Shares by reference to a record date on or after the Plc Scheme Effective Time.
(E) Restricted Shareholders
Restricted Shareholders are any Plc Shareholders with a registered address outside Australia, the United Kingdom, South Africa or the United States and in respect of whom there is (or the Company, in its sole and absolute discretion, determines there to be) a legal impediment to receiving Limited Shares under the Plc Scheme. The Company considers that there were no Restricted Shareholders as at the Latest Practicable Date, based on the registered Plc Shareholders at that date, however, this position could change prior to the Plc Scheme Record Time, and if Plc Shareholders are in any doubt as to whether they may be a Restricted Shareholder they should obtain independent professional advice.
A Restricted Shareholder will not receive New Limited Shares. Instead, New Limited Shares to which they would otherwise have been entitled will be issued to a person appointed by the Company (“Appointed Seller”) to hold such New Limited Shares as nominee on behalf of the Restricted Shareholder. The Appointed Seller will procure the sale of the relevant New Limited Shares at the best price which can reasonably be obtained at the time of sale, having regard to a number of factors such as prevailing market conditions, as soon as practicable following (and, in any event, within 14 days of) the Plc Scheme Effective Time. As the market price of Limited Shares will be subject to change from time to time, the sale price of those New Limited Shares and the proceeds of that sale cannot be guaranteed. In the absence of bad faith or wilful default, neither the BHP Group nor the Appointed Seller will have any liability for any loss or damage arising as a result of the timing or terms of such sale.
Restricted Shareholders will be paid the net proceeds of any such sale (without being charged any dealing or brokerage costs) no later than four weeks from the Implementation Date (expected to be 28 February 2022) (assuming no unforeseen regulatory issues arise in relation to such payments). Except in relation to Restricted Shareholders on the Plc South African Branch Register (whose net proceeds will be remitted in Rand as required by STRATE rules), the net proceeds will be remitted in the currency elected in a Restricted Shareholder’s standing dividend currency election with Plc or, if a Restricted Shareholder has not made a currency election before the Plc Scheme Record Time, in the currency in which the Restricted Shareholder is paid their BHP Group dividends. The remittance will be made by means of a deposit into the bank account recorded with the Plc Share Registry into which the Restricted Shareholder’s BHP dividends are paid, or in cases where a bank account is not recorded or electronic payment is prohibited for any reason (except in respect of any Restricted Shareholders on the Plc South African Branch Register), by means of a cheque posted by first class mail or international standard post (as applicable).
Where a Restricted Shareholder is unable to receive the sale proceeds in the manner described above:
in respect of any Restricted Shareholders on the Plc UK Share Register: the sale proceeds will be returned to, and held in, an unregulated bank account held by Computershare UK, subject to receipt by Computershare UK of relevant information to rectify the issue causing such inability to receive the sale proceeds, provided however that Plc may, at any time, request the return of the sale proceeds to itself (at which point the Restricted Shareholder(s) will cease to have any entitlement to such proceeds); or
in respect of any Restricted Shareholders on the Plc South African Branch Register: the sale proceeds will be returned to, and held in, a regulated bank account held by Computershare South Africa for the benefit of the Restricted Shareholder for a period of
12 years from the Plc Scheme Effective Time, subject to receipt by Computershare South Africa of relevant information to rectify the issue causing the inability to receive the sale proceeds in the 12-year period; failing which, upon the expiration of the 12-year period, the sale proceeds will be sent to the Government Guardians Fund (at which point such Restricted Shareholder(s) will cease to have any entitlement to such proceeds) (or as otherwise agreed between the Appointed Seller and BHP from time to time).
Shareholders should consult their legal and tax advisers with respect to the legal and tax consequences of Unification in their particular circumstances.
(F) Small Plc Shareholders
A “Small Plc Shareholder” is any Plc Shareholder, as at the Plc Scheme Record Time:
who is:
– a certificated holder on the Plc UK Share Register (i.e. not in CREST); or
– a holder on the Plc South African Branch Register (whether certificated or uncertificated); and
whose registered address is in a Permitted Jurisdiction (in the case of Small Plc UK Register Shareholders only); and
who neither resides in the United States nor acts for the account or benefit of persons who reside in the United States; and
whose aggregate holding of Plc Shares amounts to the Small Plc Shareholder Threshold or less.
The Small Plc Shareholder Threshold is 400 Plc Shares. BHP reserves the right to alter the Small Plc Shareholder Threshold in its sole and absolute discretion on the basis that any such variation will be communicated to Plc Shareholders by means of an announcement on the relevant stock exchanges as soon as reasonably practicable following any such determination.
The Small Plc Shareholder Threshold applies to all Plc Shares held irrespective of whether these shares are held in more than one account in such shareholder’s name.
(G) Sale Facility for Selling Shareholders
In recognition that some Plc Shareholders may not wish to maintain an investment in the Company post-Unification, BHP has made arrangements to provide a Sale Facility for Small Plc Shareholders who validly elect to participate in the Sale Facility and do not revoke or withdraw that election to do so.
Small Plc Shareholders may elect to have all (but not part only) of the New Limited Shares that they would have otherwise received under the Plc Scheme in that form (in the case of Small Plc South African Branch Register Shareholders) or in the form of Limited DIs (in the case of Small Plc UK Register Shareholders) to be sold under the Sale Facility. Any sale pursuant to the Sale Facility is conditional upon the satisfaction of the Unification Conditions, including in particular, the Plc Scheme becoming effective in accordance with its terms.
Only Small Plc Shareholders are eligible to elect to participate in the Sale Facility. Neither
Restricted Shareholders nor Plc ADS Holders are eligible to participate in the Sale Facility.
Small Plc Shareholders that wish to participate in the Sale Facility should refer to the Circular
(including Section 3.3 for specific instructions on the actions they must take to elect to participate and Section 8.3.7 for further details of the terms and conditions of, and the operation of, the Sale Facility) and the applicable Sale Facility T&Cs.
It is each Small Plc Shareholder’s own decision to participate in the Sale Facility and they may wish to seek independent professional advice before doing so. Any Small Plc Shareholder who makes a valid election by means of a Sale Facility Election Form will, by doing so, be acknowledging and agreeing to the applicable Sale Facility T&Cs.
In order to validly elect to participate in the Sale Facility, Plc Shareholders must: (i) be eligible to participate in the Sale Facility, i.e. be a Small Plc Shareholder; (ii) carefully read the applicable Sale Facility T&Cs; (iii) complete and submit their election to participate by means of the UK Sale Facility Election Form or a SA Sale Facility Election (as applicable and, in each case, in accordance with the instructions specified therein); and (iv) ensure that Computershare UK or Computershare South Africa (as applicable) have received such UK Sale Facility Election Form or SA Sale Facility Election (respectively), and such election has not been revoked or withdrawn, in each case, by the applicable Sale Facility Election Deadline. Any UK Sale Facility Election Form or SA Surrender, Election and Transfer Form in respect of a SA Sale Facility Election received by Computershare after the applicable Sale Facility Election Deadline, or received by Computershare before the applicable Sale Facility Election Deadline but that is not, or is deemed not to be, valid or complete in all respects at that time, will be invalid.
Elections to participate in the Sale Facility will be invalid if made by any Plc Shareholder: (i) who is not a Small Plc Shareholder; (ii) whose aggregate holding of Plc Shares exceeds the Small Plc Shareholder Threshold; or (iii) whose Sale Facility Election Form is completed in respect of only part of (and not their entire) entitlement to New Limited Shares or Limited DIs (as applicable) pursuant to the Plc Scheme (save as set out in the following sentence) or is otherwise not correctly completed or executed in accordance with the instructions specified therein. In the event that a Small Plc Shareholder validly elects to participate in the Sale Facility, but their holding of Plc Shares at the Plc Scheme Record Time differs from the number of Plc Shares in respect of which the valid election was received (but is still within the Small Plc Shareholder Threshold), then such Small Plc Shareholder shall be deemed to have made a valid election to participate in the Sale Facility in respect of their entire holding of Plc Shares (and therefore their entire entitlement to New Limited Shares or Limited DIs (as applicable)).
The Sale Facility will be offered and administered by Computershare UK in respect of Small Plc UK Register Shareholders and by Computershare South Africa in respect of Small Plc South African Branch Register Shareholders. Plc Shareholders can contact Computershare in relation to the Sale Facility using the details set out in Section 11 of this Part VII. Computershare reserves the right to amend or extend the Sale Facility subject to the terms of the Plc Scheme provided that Plc has consented to such variation.
(i) Small Plc UK Register Shareholders
Small Plc UK Register Shareholders should carefully read the Circular, the UK Sale Facility T&Cs and the UK Sale Facility Election Form (each made available to certificated Plc Shareholders on the Plc UK Share Register, including on BHP’s website at www.bhp.com/unify). The Sale Facility as it applies to, and will be administered in respect of, Selling Shareholders on the Plc UK Register is governed by the UK Sale Facility T&Cs as binding between Computershare UK and such Selling Shareholders. The information set out below summarises the applicable terms and conditions for information purposes only and should not be relied upon in favour of the UK Sale Facility T&Cs.
In order to participate in the Sale Facility, Small Plc UK Register Shareholders must read the UK Sale Facility T&Cs and then correctly complete and submit the (separate) UK Sale Facility Election Form (made available to certificated Plc Shareholders on the Plc UK Share Register, including on BHP’s website at www.bhp.com/unify) in accordance with the instructions specified therein in respect of their entire entitlement (and not part thereof) to Limited DIs pursuant to the Plc Scheme and have not revoked or withdrawn the election instruction by the UK Sale Facility Election Deadline. Computershare UK must receive the UK Sale Facility Election Form by the UK Sale Facility Election Deadline,

otherwise it will be invalid. For further details and instructions on how to participate, Small Plc UK Register Shareholders should refer to the Circular.
Pursuant to a valid election made by a Small Plc UK Register Shareholder to participate in the Sale Facility, the New Limited Shares to which Small Plc UK Register Shareholders are entitled (being Sale Facility Shares) will initially be issued to Computershare UK as nominee on behalf of the relevant Selling Shareholders.
Computershare UK will sell, or procure the sale of, all Sale Facility Shares for the Small Plc UK Register Shareholders who have validly elected and not revoked or withdrawn such election to participate in the Sale Facility (i.e. by means of the receipt by Computershare UK of a correctly completed UK Sale Facility Election Form by the UK Sale Facility Election Deadline). It is expected that the sale of such Sale Facility Shares will take place on the Implementation Date (or as soon as practicable thereafter or such other date as may be agreed between Computershare UK and Plc). Computershare UK will then remit, or procure the remittance of, the proceeds of those sales to Selling Shareholders in the manner described below.
Assuming a valid election has been made by a Small Plc UK Register Shareholder to participate in the Sale Facility by means of a correctly completed and neither rejected nor revoked or withdrawn UK Sale Facility Election Form received by Computershare UK before the UK Sale Facility Election Deadline, the Sale Facility will be implemented in accordance with the UK Sale Facility T&Cs and the provisions below.
Conduct of sales by Computershare UK
Computershare UK will sell, or procure the sale of, the Sale Facility Shares on the LSE at market prices. It is expected that Computershare UK will use a broker to effect the sale of the Sale Facility Shares and the sale may be effected in an aggregated trade or across multiple trades at the broker’s discretion. Computershare UK will conduct the sale of the Sale Facility Shares in accordance with the UK Sale Facility T&Cs and will, with the duly appointed broker, obtain the best price reasonably available when dealing on behalf of the Selling Shareholders.
As the market price of Limited Shares will be subject to change from time to time, the sale price of those Sale Facility Shares and the proceeds of that sale cannot be guaranteed. Small Plc UK Register Shareholders are not able to set a minimum price at which the Limited DIs to which they are entitled under the Plc Scheme are to be sold pursuant to the Sale Facility.
Role of Computershare UK
Following the Plc Scheme Effective Time, the Sale Facility Shares will be issued directly to Computershare UK who will hold those shares as nominee for the Selling Shareholders, arrange the sale of such Sale Facility Shares on the LSE on their behalf and remit the proceeds to Selling Shareholders, in each case in accordance with the UK Sale Facility T&Cs.
Calculation of proceeds
The proceeds from the sale of the Sale Facility Shares under the Sale Facility will be pooled. The amount of money due to each Selling Shareholder will be calculated as the average price obtained for all such Sale Facility Shares traded on the LSE in proportion to such Selling Shareholders’ entitlement to Limited DIs pursuant to the Plc Scheme. In this way, all participating Small UK Plc Register Shareholders benefit from the receipt of their proportion of the proceeds of the aggregated sale of such Sale Facility Shares.
Specifically, all Selling Shareholders on the Plc UK Share Register will receive the same price per Sale Facility Share as other Selling Shareholders on that register, subject to rounding to the nearest whole penny. Consequently, the amount received by Selling Shareholders for each such Sale Facility Share may be more or less than the actual price that is received for that particular Sale Facility Share.

Selling Shareholders will not be charged brokerage or dealing fees in respect of the Sale
Facility provided by Computershare.
Remittance of proceeds
Upon receipt of cleared funds from the broker, Computershare UK will remit the proceeds it receives from the sale of Sale Facility Shares in Pounds Sterling by means of a cheque sent to all named registered holders on the account of the relevant Selling Shareholders at their registered address as soon as reasonably practicable following the sale of the Sale Facility Shares but, in any event, within 20 Business Days of the Implementation Date.
Former Plc Shareholders not participating in the Sale Facility may choose to sell their New Limited Shares or Limited DIs independently and would follow normal market practice (but would pay any relevant dealing brokerage and transaction costs).
Timing
Sale Facility Shares are expected to be sold in accordance with the UK Sale Facility T&Cs, with sales expected to occur on the Implementation Date (or as soon as practicable thereafter or such other date as may be agreed with Plc).
The proceeds of sale for each Selling Shareholder will be calculated in accordance with the UK Sale Facility T&Cs and remitted to them, without being charged any dealing or brokerage costs. It is expected that the proceeds will be remitted to Selling Shareholders on the Plc UK Share Register as soon as reasonably practicable following the sale of the Sale Facility Shares, but, in any event, no later than 20 Business Days following the Implementation Date.
(ii) Small Plc South African Branch Register Shareholders
Small Plc South African Branch Register Shareholders should carefully read the Circular, the SA Sale Facility T&Cs and (for certificated Small Plc South African Branch Register Shareholders only) the SA Surrender, Election and Transfer Form (made available to certificated Plc Shareholders on the Plc South African Branch Register, including on BHP’s website at www.bhp.com/unify). The Sale Facility as it applies to, and will be administered in respect of, Selling Shareholders on the Plc South African Branch Register is governed by the SA Sale Facility T&Cs. The information set out below summarises the applicable terms and conditions for information purposes only and should not be relied upon in favour of the SA Sale Facility T&Cs. For the avoidance of doubt, the UK Sale Facility T&Cs do not apply to the Sale Facility in respect of Small Plc South African Branch Register Shareholders.
In order to participate in the Sale Facility, Small Plc South African Branch Register Shareholders must make their SA Sale Facility Election as follows: (a) in respect of certificated Small Plc South African Branch Register Shareholders, correctly completing the SA Surrender, Election and Transfer Form (made available to certificated Plc Shareholders on the Plc South African Branch Register, including on BHP’s website at www.bhp.com/unify) in accordance with the instructions specified therein; or (b) in respect of Small Plc South African Branch Register Shareholders holding Plc Shares in dematerialised form through STRATE: communicating their election to participate in the Sale Facility to their CSDP or broker, for onward communication to Computershare South Africa, in accordance with the mandate that governs their relationship with their CSDP or broker, in each case, in respect of their entire entitlement (and not part thereof) to New Limited Shares pursuant to the Plc Scheme and by the applicable SA Sale Facility Election Deadline, such election not having been revoked or withdrawn by that time. For further details and instructions on how to participate, Small Plc South African Branch Register Shareholders should refer to the Circular.
Pursuant to a valid election made by a Small Plc South African Branch Register Shareholder to participate in the Sale Facility, the New Limited Shares to which Small Plc South African Branch Register Shareholders are entitled (being Sale Facility Shares) will initially be issued to Computershare Nominees as nominee on behalf of the relevant Selling Shareholders. Computershare South Africa will arrange the sale by Computershare Nominees of all Sale Facility Shares for the Small Plc South African Branch Register Shareholders who have validly elected and not revoked or withdrawn such election to participate in the Sale Facility (i.e. by means of the submission of a correctly completed SA Surrender, Election and Transfer Form by the SA Sale Facility Election Deadline). It is expected that the sale of the Sale Facility Shares will take place as soon as reasonably practicable, and in any event within three Business Days, after the SA Sale Facility Election Deadline (or such other date as may be agreed between Computershare and Plc). Computershare South Africa will then remit, or procure the remittance of, the proceeds of those sales to Selling Shareholders in the manner described below.
Assuming a valid election has been made by a Small Plc South African Branch Register Shareholder to participate in the Sale Facility by means of a correctly completed and neither rejected nor revoked or withdrawn SA Surrender, Election and Transfer Form submitted before the SA Sale Facility Election Deadline, the Sale Facility will be implemented in accordance with the provisions below:
Conduct of sales by Computershare South Africa and Computershare Nominees
Computershare South Africa will arrange the sale by Computershare Nominees of, or Computershare Nominees will sell, the Sale Facility Shares on the JSE at market prices. It is expected that Computershare South Africa or Computershare Nominees (as applicable) will arrange for a broker to effect the sale of the Sale Facility Shares and the sale may be effected in an aggregated trade or across multiple trades at the broker’s discretion. Computershare South Africa will arrange for, or Computershare Nominees will conduct, the sale of the Sale Facility Shares in such manner as it determines in good faith, in its absolute discretion, with the objective of seeking to achieve the best price reasonably obtainable, having regard to a number of factors such as prevailing market conditions.
As the market price of Limited Shares will be subject to change from time to time, the sale price of those Sale Facility Shares and the proceeds of that sale cannot be guaranteed. Small Plc South African Branch Register Shareholders are not able to set a minimum price at which the Limited Shares to which they are entitled under the Plc Scheme are to be sold pursuant to the Sale Facility.
Role of Computershare South Africa and Computershare Nominees
Following the Plc Scheme Effective Time, the Sale Facility Shares will be issued directly to Computershare Nominees who will hold those shares as nominee for the Selling Shareholders and Computershare South Africa will arrange for the sale by Computershare Nominees of, or Computershare Nominees will sell, such Sale Facility Shares on the JSE on behalf of the relevant Selling Shareholders and remit the proceeds to Selling Shareholders.
Calculation of proceeds
The proceeds from the sale of such Sale Facility Shares under the Sale Facility will be pooled. The amount of money due to each Selling Shareholder will be calculated as the average price obtained for all the Sale Facility Shares traded on the JSE in proportion to such Selling Shareholders’ entitlement to New Limited Shares pursuant to the Plc Scheme. In this way, all participating Small Plc South African Branch Register Shareholders benefit from the receipt of their proportion of the proceeds of the aggregated sale of such Sale Facility Shares.
Specifically, all Selling Shareholders on the Plc South African Branch Register will receive the same price per Sale Facility Share as other Selling Shareholders on that register, subject to rounding to the nearest whole Rand. Consequently, the amount received by Selling Shareholders for each such Sale Facility Share may be more or less than the actual price that is received for that particular Sale Facility Share.

Small Plc South African Branch Register Shareholders will not be charged brokerage or dealing fees in respect of the Sale Facility provided by Computershare.
Remittance of proceeds
Upon receipt of cleared funds from the broker, Computershare South Africa will remit the proceeds it receives from the sale of Sale Facility Shares in Rand by means of electronic funds transfer (EFT) as per market practice. This payment will be made to Selling Shareholders on the Plc South African Branch Register by Computershare South Africa or Computershare Nominees (as applicable) sending payment, or arranging the same, to STRATE Nominees who will pay the CSDPs who will then pay the Selling Shareholders.
Former Plc Shareholders on the Plc South African Branch Register not participating in the Sale Facility may choose to sell their New Limited Shares independently and would follow normal market practice (but would pay any relevant brokerage and transaction costs).
Timing
Sale Facility Shares are expected to be sold in accordance with the terms and conditions of the Sale Facility as set out above, with sales expected to occur as soon as reasonably practicable, and in any event within three Business Days, after the SA Sale Facility Election Deadline (or such other date as may be agreed between Computershare and Plc).
The proceeds of sale for each Selling Shareholder will be calculated as set out above and remitted to them, without being charged any dealing or brokerage costs. It is expected that the proceeds will be remitted to Selling Shareholders on the Plc South African Branch Register as soon as reasonably practicable following the sale of the Sale Facility Shares, but, in any event, no later than 20 Business Days following the Implementation Date.
Detailed instructions on the actions a Plc Shareholder would need to take to elect to participate in the Sale Facility are included in the Circular.
4. AMENDMENTS TO THE PLC ARTICLES OF ASSOCIATION
At the Plc GM, Plc Shareholders will be asked to authorise certain changes to the Plc Articles of Association. Under English law, amendments to the articles of association of an English company must be approved by a special resolution of its shareholders, being a resolution passed by at least 75 per cent of the votes cast by the shareholders present and voting on the resolution, either in person or by proxy. The amendments to the Plc Articles of Association facilitate the mechanics of the Plc Scheme process by preventing any person other than the Company being left holding Plc Shares or becoming minority shareholders in Plc after Implementation and will also ensure that Plc has the authority to carry out the Plc Special Voting Share Buy-back, such that the Company will own the entire issued share capital of Plc. The proposed Amended Plc Articles of Association, including the proposed amendments referred to above, will be available on the BHP Group’s website at www.bhp.com/unify.
5. INFORMATION ABOUT TERMINATION OF THE DLC ARRANGEMENTS
As part of implementation of Unification, the DLC Structure will be terminated. The DLC Structure is established through a number of agreements and various provisions in the Limited Constitution and Plc’s Articles of Association. The key agreements are:
the Sharing Agreement, which regulates the relationship between the Company and Plc as dual listed companies;
the Special Voting Shares Deed, which regulates the exercise of voting rights attaching to the relevant Plc Special Voting Share and Limited Special Voting Share (these Special Voting Shares are designed to facilitate voting equivalency between Limited Shares and Plc Shares); and
the respective Deed Poll Guarantees pursuant to which the Company and Plc each guarantee certain contractual obligations to creditors of the other.

This Section describes the actions to be taken in order to terminate the DLC Structure arrangements.
5.1 Off-market buy-back of Plc Special Voting Share
As part of implementation of Unification, the Plc Special Voting Share will be cancelled. This will be achieved through the Plc Special Voting Share Buy-back, pursuant to the terms of the Plc Special Voting Share Buy-back Agreement entered into between Plc and Plc SVC. Under the Plc Special Voting Share Buy-back Agreement, the Plc Special Voting Share Buy-back is conditional on approval by Plc Shareholders of the terms of the Plc Special Voting Share Buy-back Agreement, the Class Rights Actions in connection with the amendment to Article 35(5) of the Plc Articles of Association and the amendment to Article 35(5) of the Plc Articles of Association, and on the Plc Scheme being sanctioned at the Court Sanction Hearing. The Plc Special Voting Share Buy-back Agreement is available for inspection as set out in Part XIII (Additional Information) of this document.
As noted above, conditional on the Plc Scheme being sanctioned at the Court Sanction Hearing, Plc will, pursuant to the terms of the Plc Special Voting Share Buy-back Agreement, buy back the Plc Special Voting Share from Plc SVC at a price of US$0.50 by way of an off-market buy-back. Plc SVC is a special purpose entity established to hold the Plc Special Voting Share, and is wholly owned by The Law Debenture Trust Corporation P.L.C (“LDC”).
The Plc Special Voting Share Buy-back will be effected in accordance with the Companies Act
2006 and will require the approval of a simple majority of the votes cast at the Plc GM. The Plc Special Voting Share Buy-back will also require approval of a special resolution as a Class Rights Action at both the Limited GM and Plc GM, requiring the approval of at least 75 per cent of votes cast by the Limited Shareholders at the Limited GM, and Plc Shareholders at the Plc GM.
The Plc Special Voting Share Buy-back will complete once it has been approved by Shareholders and the Plc Scheme has been sanctioned at the Court Sanction Hearing. Plc will cancel the Plc Special Voting Share as soon as reasonably practicable after the Plc Scheme has become effective.
5.2 Terminating the Sharing Agreement
The Sharing Agreement provides that it may be terminated by the Company or Plc giving written notice to the other at any time if one of the parties becomes a wholly-owned subsidiary of the other. A summary of the Sharing Agreement is included at Section 13.4 of Part XIII (Additional Information) of this document.
As part of Unification, Plc will become a wholly-owned subsidiary of the Company. As soon as practicable after Plc has acquired all of the Plc Shares and Plc has cancelled the Plc Special Voting Share and the Plc Preference Shares, the Company will give notice to Plc of the termination of the Sharing Agreement with immediate effect in accordance with its terms.
5.3 Selective Buy-backs of Limited Special Voting Share and the DLC Dividend Share
As at the date of this document, the Company has received irrevocable undertakings from:
Limited SVC, to enter into the Limited Special Voting Share Buy-back Agreement; and
Plc (Aust) Co, to enter into the DLC Dividend Share Buy-back Agreement.
Limited SVC is a special purpose entity established to hold the Limited Special Voting Share, and is wholly owned by the LDC. Plc (Aust) Co, a wholly owned subsidiary of Plc, holds the DLC Dividend Share. Each of the Limited Special Voting Share Buy-back and the DLC Dividend Share Buy-back will:
take effect following termination of the Sharing Agreement; and
be effected in accordance with the Corporations Act 2001 as a selective reduction, and will require the approval of at least 75 per cent of votes cast by the Limited Shareholders at the Limited GM.

Each of the Limited Special Voting Share and DLC Dividend Share will be cancelled immediately following completion of the respective buy-back agreement.
5.4 Amendments to Limited Constitution
Under Australian law, amendments to the constitution of an Australian company must be approved by a special resolution of its shareholders, being a resolution passed by at least
75 per cent of the votes cast by the shareholders present and voting on the resolution, either in person or by proxy.
The Limited Constitution will be amended to remove concepts which relate to the operation of the DLC Structure (for example those provisions relating to Class Rights Actions and Joint Electorate Actions under the Sharing Agreement and the Special Voting Shares) and to allow for capital reductions by way of in-specie distribution. A summary of the key differences between the Limited Constitution and the Amended Limited Constitution is set out in Section
9 of Part XIII (Additional Information) of this document.
5.5 Treatment of Deed Poll Guarantees
Each of the Deed Poll Guarantees will be terminated in accordance with its terms, by the Company and Plc giving notice by means of advertisements in specified national newspapers. Following termination of the Deed Poll Guarantees, no new obligations will arise for each of the Company and Plc under the Deed Poll Guarantees, but the Company and Plc will each continue to be liable for any existing obligations incurred, or arising out of any obligation incurred, by that party before termination of the Deed Poll Guarantees. A summary of the Deed Poll Guarantees is included at Section 13.4 of Part XIII (Additional Information) of this document.
5.6 Cancellation of Plc Preference Shares and re-registration of Plc
Plc acquired the Plc Preference Shares from J.P. Morgan Limited by way of gift on 3 September
2021 and the Plc Preference Shares are currently held by Plc. It is expected that Plc will cancel the Plc Preference Shares and Plc will apply for re-registration as a private limited company after the Plc Scheme has been implemented and once Plc has ceased to be listed on the FCA Official List and traded on the LSE’s Main Market.
A change in status of Plc from a public listed company with its primary listing on the LSE to a private limited company will require approval of a simple majority of the votes cast at each of the Plc GM and Limited GM (voting separately) as a Class Rights Action.
6. EMPLOYEE SHARE PLANS
Please see Section 7 of Part VIII (Information on the BHP Group) of this document for a summary of the principal terms of the Employee Share Plans.
Certain employees of Plc hold awards granted under the MAP and Shareplus in respect of Plc Shares. Under the rules of the MAP, if the Plc Scheme becomes effective, the Group will procure that all current unvested awards over Plc Shares will lapse and be replaced by equivalent awards over Limited
Shares on the terms of the MAP.
Under the rules of Shareplus, holders of Acquired Shares will exchange any Acquired Shares that are Plc Shares for Limited Shares on the same terms as other Plc Shareholders under the Plc Scheme. As participants will not be eligible for Matching Shares in Plc, the Company will make an equivalent offer of rights to Matching Shares which will, if the Plc Scheme becomes effective, vest based on their original timetable and will be satisfied with the delivery of Limited Shares.
7. DIVIDEND POLICY
The current dividend policy will not change as a result of Unification. Please refer to Section 12 of
Part VIII (Information on the BHP Group) of this document for more information.

8. CORPORATE GOVERNANCE
Except as highlighted in Section 5 of Part VIII (Information on the BHP Group) of this document, there are no envisaged material impacts on the corporate governance of the Company as a consequence of Unification.
9. TAXATION
Plc Shareholders and Plc ADS Holders should read Part XII (Taxation) of this document, which contains a general description of the tax consequences of holding New Limited Shares or New Limited ADSs as a result of Unification for Plc Shareholders and Plc ADS Holders in the UK, the US, South Africa and Australia. However, all Plc Shareholders and Plc ADS Holders are advised to consult a professional adviser with regard to their individual circumstances.
10. DILUTION
Unification will not dilute the relative ownership interests of Shareholders in the BHP Group.
11. FURTHER INFORMATION
If a Shareholder has questions in relation to this document or Unification, they should call the Shareholder information line on the numbers set out below. The Shareholder information line will not provide advice on the merits of Unification or give any legal, financial or taxation advice. It will only provide general information on Unification. Shareholders should consult their stockbroker, financial adviser, solicitor, accountant and/or other independent professional adviser if they need advice relevant to their personal situation. For further information, please visit the BHP website at www.bhp.com/unify, which also contains a copy of the Circular.
11.1 Limited Shareholders
1300 145 825 (within Australia) on weekdays between 8.30 a.m. and 7.30 p.m. (Melbourne time).
+61 3 9946 4423 (international) on weekdays between 8.30 a.m. and 7.30 p.m. (Melbourne time).
11.2 Plc Shareholders
Plc UK Share Register
0344 472 7001 (within the United Kingdom) on weekdays between 8.30 a.m. and
5.30 p.m. (London time).
+44 344 472 7001 (international) on weekdays between 8.30 a.m. and 5.30 p.m. (London time).
Plc South African Branch Register
+27 11 370 5000 or 086 110 0634 (within South Africa) on weekdays between 8.00 a.m. and 4.30 p.m. (South African time).
+27 11 870 8216 (international) on weekdays between 8.00 a.m. and 4.30 p.m. (South
African time).
ADS Holders
+1 (877) 278-4751 (within the United States) on weekdays between 9.00 a.m. and
9.00 p.m. (New York time).
+1 (781) 575-2137 (international) on weekdays between 9.00 a.m. and 9.00 p.m. (New York time).

PART VIII INFORMATION ON THE BHP GROUP
Investors should read this Part VIII in conjunction with the more detailed information contained in this
Prospectus, including the financial and other information appearing in Part XI (Operating and Financial Review) of this document. Where stated, financial information in this Part VIII has been extracted from Part IX (Financial Information relating to BHP Group) of this document.
1. BACKGROUND AND HISTORY
The Company (formerly The Broken Hill Proprietary Company Limited, then BHP Limited, and then
BHP Billiton Limited) was incorporated on 13 August 1885 and is registered in Australia with ABN 49
004 028 077. Plc (formerly Billiton Plc, then BHP Billiton Plc) was incorporated on 9 May 1996 and is registered in England and Wales with registered number 3196209. Successive predecessor entities to Plc have operated since 1860.
The principal events in the BHP Group’s history and development of its business are listed below:
Year Event
1885 Incorporation of the Company
1915 The Company begins making steel in Newcastle, New South Wales
1963 Commenced Bass Strait oil and gas exploration
1968 Iron ore deposits are developed at Mt Newman in the Pilbara region of Western Australia
1977 Entry into gold mining industry (divested in 1990)
1984 Acquisition of Utah International, extending the Company’s operations into the US, Brazil, Canada and Chile
1996 Incorporation of Plc
2000 Demerger of steel business OneSteel
2001 Merger of the Company and Plc via the DLC Structure
2002 Demerger of steel business BlueScope
2005 Acquisition of Western Mining Corporation, an Australian diversified mining and fertiliser company
2015 Demerged several non-core assets, including aluminium, manganese and several coal assets to form South32
2018 Sale of Onshore US Shale assets
DLC and BHP Group structure
The BHP Group’s DLC Structure was established when the Company and Plc merged on 29 June 2001. To effect the DLC, the Company and Plc have entered into certain contractual arrangements, namely the Sharing Agreement, the Special Voting Shares Deed and the Deed Poll Guarantees (each as further summarised in Section 13.4 (DLC arrangements) of Part XIII (Additional Information) of this document). Further detail on the DLC Structure can be found in Section 1 of Part VII (Information on Unification) of this document.
Listings
Currently:
Plc has a premium listing on the FCA Official List and its ordinary shares are admitted to trading on the LSE. It has a secondary listing on the general mining sector of the JSE’s Main Board in South Africa and the Plc ADSs are traded on the NYSE in the United States.
The Company has a primary listing on the ASX in Australia and the Limited ADSs are traded on the NYSE in the United States.

Trading on the NYSE is in the form of ADSs, with each ADS representing two ordinary shares of the Company or Plc, respectively. Citibank N.A. is the depositary for both ADR programs. The Limited ADSs have been listed for trading on the NYSE since 28 May 1987 and the Plc ADSs have been listed for trading on the NYSE since 25 June 2003.
On implementation of Unification:
The Company will continue to have its primary listing on the ASX, and will also have a listing on the standard segment of the LSE’s Main Market and a secondary listing on the general mining sector of the JSE’s Main Board.
The Company will continue to maintain its NYSE-listed ADR program and be subject to the reporting and governance obligations under the US Exchange Act, the US Sarbanes-Oxley Act and NYSE listing standards applicable to it as a foreign private issuer.
Plc will become a subsidiary of the Company and cease to be listed on the FCA Official List and traded on the LSE’s Main Market, the JSE and the NYSE (in respect of the Plc ADR program). Following Unification, Plc expects to cease separately reporting under the US Exchange Act and will de-list and terminate the Plc ADR program.
2. BUSINESS OVERVIEW
2.1 Current business operations
The BHP Group is a leading global resources company producing major commodities, including iron ore, metallurgical coal, copper, nickel and uranium. The BHP Group also has substantial interests in potash, oil, gas and energy coal.
The BHP Group organises its assets into geographic regions in order to provide effective governance and accelerate performance improvement. The minerals assets are grouped under Minerals Australia or Minerals Americas based on their geographic location. Oil and gas assets are grouped together as Petroleum.
The BHP Group has progressed exploration and development in copper and nickel, commodities which are favourably leveraged to the mega-trends of electrification and decarbonisation. The BHP Group regularly evaluates its portfolio in line with its strategy and may acquire or invest in new assets or businesses, or dispose of existing assets or businesses, as required to position itself to meet future trends. For example, in August 2021, the BHP Group announced investment in the Jansen Stage 1 potash project. Potash makes food production and land use more efficient. The BHP Group also announced the proposed exit of its interests in Cerrejón in June 2021 and BHP Mitsui Coal in November 2021, and continues to review its options for NSWEC. As described in more detail below, the BHP Group has, separate from Unification, entered into the Petroleum Transaction under which the BHP Group has agreed to combine its Petroleum business with Woodside in an all-stock merger.
A breakdown of the total revenues of the BHP Group by operating segment and geographic market for each financial year for the period covered by the Historical Financial Information is set out on pages 64 – 68 and 239 – 243 of the 2021 Annual Report and Accounts, pages 100 – 108 of the 2020 Annual Report and Accounts and pages 95 – 103 of the 2019
Annual Report and Accounts, which are each incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document.
Minerals Australia
The Minerals Australia asset group includes operated assets in Western Australia, Queensland, New South Wales and South Australia, focused on iron ore, metallurgical coal, copper, nickel and energy coal.
The BHP Group’s portfolio of mining operations include:
Olympic Dam – a wholly owned mine, located in South Australia, which is one of the world’s most significant deposits of copper, gold, silver and uranium;

Western Australia Iron Ore – 85 per cent interests in each of four main joint ventures (Mt Newman, Yandi, Mt Goldsworthy (which includes the new South Flank mining hub) and Jimblebar) and a 65 per cent interest in the POSMAC joint venture, with operations involving an integrated system of four processing hubs and six open-cut mines connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region of northern Western Australia;
Metallurgical coal – interests in assets located in the Bowen Basin in Central Queensland, Australia, comprising:
– a 50 per cent interest in BHP Mitsubishi Alliance; and
– an 80 per cent interest in BHP Mitsui Coal. Details regarding the proposed divestment of BHP Mitsui Coal are set out below;
NSWEC – a wholly owned open-cut energy coal mine in the Hunter Valley region of New
South Wales, Australia; and
Nickel West – a wholly owned interest in a fully integrated mine-to-market nickel business located in Western Australia, consisting of open-cut and underground mines, concentrators, a smelter and refinery.
Minerals Americas
The Minerals Americas asset group includes projects, operated assets and non-operated joint ventures in Canada, Chile, Peru, the US, Colombia and Brazil. The BHP Group’s assets currently produce copper, iron ore and energy coal.
The BHP Group’s portfolio of mining operations include:
Escondida – a 57.5 per cent interest in the Escondida mine (operated by the BHP Group), a leading producer of copper concentrate and cathodes located in the Atacama Desert in northern Chile;
Pampa Norte – two wholly owned assets (Spence and Cerro Colorado) in the Atacama Desert in northern Chile producing copper cathodes and, in relation to Spence, copper concentrate;
Jansen potash project – a wholly owned interest under which the BHP Group holds exploration permits and mining leases covering approximately 9,600 square kilometres in the Saskatchewan potash basin, Canada. Jansen’s large resource provides the opportunity to develop it in stages. First ore is expected in CY 2027;
Antamina – a 33.75 per cent interest in a large, low-cost copper and zinc mine in north central Peru operated independently by Compañía Minera Antamina S.A.;
Resolution Copper – a 45 per cent interest in the project in Arizona, US, operated by Rio Tinto, which is one of the largest undeveloped copper projects in the world and has the potential to become the largest copper producer in North America;
Cerrejón – a 33.3 per cent interest in the non-operated entity, which owns, operates and markets (through an independent company) one of the world’s largest open-cut energy coal mines, located in the La Guajira province of Colombia. Details regarding the proposed divestment of Cerrejón are set out below; and
Samarco – a 50 per cent interest in a non-operated joint venture in the Samarco iron ore operation in Brazil, which is operated independently by Samarco Mineração S.A.
Petroleum
The Petroleum unit comprises conventional oil and gas assets located in the US Gulf of Mexico, Australia, Trinidad and Tobago, Algeria and Mexico. It also has appraisal and exploration options in Trinidad and Tobago, central and western US Gulf of Mexico, Eastern Canada and Barbados.

The BHP Group produces crude oil and condensate, gas, and natural gas liquids. Please see further detail below in relation to the Petroleum Transaction.
The BHP Group’s portfolio of operations include:
US Gulf of Mexico – the BHP Group’s assets comprise a 72 per cent operated interest in Shenzi and two non-operated fields (Atlantis with a 44 per cent interest, and Mad Dog with a 23.9 per cent interest);
Bass Strait – 32.5– 50 per cent non-operated interests in offshore fields in Bass Strait, off the south eastern coast of Australia, and an onshore processing facility in Victoria;
North West Shelf – a 12.5 – 16.67 per cent non-operated interest in the North West Shelf project located northwest of Dampier in Western Australia; and
Trinidad and Tobago – Greater Angostura, an operated field located offshore in Trinidad
(with a 45 per cent interest in a production sharing contract).
The BHP Group’s portfolio also includes interests in other projects in Australia and Algeria.
2.2 Portfolio update
The BHP Group regularly reviews its portfolio to improve its asset base and to position itself for the next phase of its development, including increasing its exposure to future facing commodities. In recent years it has simplified and strengthened its portfolio, including with the demerger of South32 and exit from Onshore US Shale, and the planned Petroleum Transaction and divestment of its interests in Cerrejón and BHP Mitsui Coal. At the same time, the BHP Group has invested in value creating projects, including a copper concentrator at Spence and the new South Flank iron ore mine, both of which were recently brought into production, on time and on budget. The BHP Group has also made a public all-cash offer for Noront Resources Ltd (“Noront”), the Canadian listed owner of the Eagle’s Nest nickel deposit in Ontario, and, further to its announcements, including most recently on 3 December 2021, is currently progressing discussions with Wyloo Metals (as significant shareholder in Noront) regarding its potential support for BHP’s offer. The BHP Group also continues to evaluate and invest in options for future development and value creation in copper, nickel and potash through exploration, early-stage investment and development and innovation, as well as through acquisitions and joint ventures.
The BHP Group recently announced the following key decisions to further strengthen its portfolio.
Coal
On 28 June 2021, the BHP Group announced that it had signed a sale and purchase agreement with Glencore to divest its 33.3 per cent interest in Cerrejón for US$294 million cash consideration, which is expected to complete in the first half of CY 2022.
On 8 November 2021, the BHP Group announced that it had signed a share sale and purchase agreement with Stanmore Resources to divest its 80 per cent interest in BHP Mitsui Coal for up to US$1.35 billion cash consideration, which is expected to complete in the middle of CY 2022. The purchase price comprises US$1.1 billion cash on completion, US$100 million in cash six months after completion and the potential for up to US$150 million in a price-linked earn-out payable in CY 2024.
As announced in August 2020, a review process for NSWEC is underway. The BHP Group remains open to all options and continues consultation with relevant stakeholders.
Potash
On 17 August 2021, the BHP Group announced the approval of US$5.7 billion in capital expenditure for Jansen Stage 1, in Saskatchewan, Canada. The Jansen project offers significant high returning growth optionality in the world’s best potash basin and an attractive investment jurisdiction.

Petroleum Transaction
Further to its announcements on 17 August 2021 and 22 November 2021, the Company has entered into an agreement with Woodside which provides for the merger of the BHP Group’s Petroleum business with Woodside. As part of the transaction, it is expected that Woodside will issue shares to the BHP Group, which the BHP Group would distribute to its Shareholders (the “Petroleum Transaction”). Immediately following the Petroleum Transaction, it is expected that Shareholders will hold approximately 48 per cent of the shares in Woodside. Woodside is Australia’s largest natural gas producer and is listed on the ASX.
Completion of the Petroleum Transaction is subject to a range of conditions precedent, including approval of Woodside shareholders, as well as regulatory and other approvals, and is expected to occur in the second quarter of CY 2022. Further detail in relation to the Petroleum Transaction is set out in Section 13.2 of Part XIII (Additional Information) of this document. Unaudited Pro Forma Financial Information reflecting (among other things) the effect of the Petroleum Transaction on the BHP Group is set out in Part X (Unaudited Pro Forma Financial Information) of this document.
The Petroleum Transaction and Unification are not inter-dependent or inter-conditional. As such, the distribution of Woodside shares under the Petroleum Transaction (if it completes) may take place under either the DLC Structure (if it occurs before Unification or if Unification does not occur) or a unified BHP Group structure (if it occurs after Unification). If completion of the Petroleum Transaction occurs:
before Unification is implemented or if Unification is not implemented, the BHP Group would distribute the shares in Woodside to both Plc Shareholders and Limited Shareholders; or
after Unification has been implemented, the BHP Group would distribute the shares in
Woodside to Limited Shareholders.
The precise details of the distribution of the Woodside shares in either scenario have not yet been determined.
3. STRATEGY
The BHP Group’s strategy is to deliver long-term value and returns through the cycle. It aims to create value through owning a portfolio of world-class assets with exposure to highly attractive commodities that benefit from the mega-trends playing out in the world (including decarbonisation, electrification, population growth and the drive for higher living standards in developing countries), by operating them exceptionally well, by maintaining a disciplined approach to capital allocation and through being an industry leader in sustainability and the creation of social value.
Examples of how the BHP Group is delivering on its strategy include:
Operational performance improvement: A systematic focus on improving reliability and debottlenecking operations to deliver safe, more reliable and more productive operations. Initiatives include:
– the roll-out of the BHP Operating System;
– enabling the BHP Group’s people and investing in capability, including through the
FutureFit Academy and centres of excellence; and
– harnessing technology and innovation to bring resources to market sooner.
Increasing exposure to future facing commodities: A portfolio focused on the resources the world needs to grow and decarbonise. Recent initiatives include:
– the proposed Petroleum Transaction, announced on 17 August 2021;
– the agreement to divest the BHP Group’s interests in the Cerrejón energy coal mine, announced on 28 June 2021, and the BHP Mitsui Coal metallurgical coal joint venture, announced on 8 November 2021; and

– major growth investment of US$5.7 billion in the Jansen Stage 1 potash project, announced on 17 August 2021.
Disciplined capital allocation: Utilising the BHP Group’s capital allocation framework to assess the most effective and efficient way to deploy capital. This is demonstrated by:
– the BHP Group’s strong balance sheet, with net debt of US$4.1 billion at 30 June 2021 (30 June 2020: US$12.0 billion);
– record total dividends of US$15.2 billion (US$3.01 per share) being determined for FY
2021;
– the proposed Petroleum Transaction, which would allow for greater allocation of capital to future facing commodities; and
– investing in projects with competitive returns and optionality.
Sustainability leadership and the creation of social value: Making a positive contribution to the environment and society. For example:
– the BHP Group is on track to reduce operational greenhouse gas emissions by at least
30 per cent by FY 2030 (from FY 2020 levels) and aims to achieve net zero operational emissions by 2050;
– the BHP Group’s female employee workplace representation increased 3.3 percentage points in FY 2021 to 29.8 per cent. The BHP Group aims to achieve 40 per cent female representation by the end of FY 2025, meeting the definition of gender balance used by entities such as the International Labour Organization which considers balance to be a minimum of 40 per cent women and 40 per cent men;
– in FY 2021, engagement with Traditional Owners and other representative Indigenous bodies included agreeing a set of principles with the First Nations Heritage Protection Alliance, to guide and inform the BHP Group’s approach to Indigenous cultural heritage in Australia; and
– US$175 million was invested in environmental and social programs in FY 2021.
The BHP Group’s balance sheet strategy takes into account two key characteristics of the resources industry – volatility and capital intensity. The aim is that, at the bottom of the cycle, there is both a sufficient buffer against lower prices and cash flows, and sufficient capital to invest in the right projects. The BHP Group’s capital allocation framework is designed to prioritise the maintenance of safe and reliable operations, resist pro-cyclicality and provide the flexibility and optionality needed to grow value and returns through the cycle. Together, the BHP Group’s strong balance sheet and capital allocation framework enable it to execute on its strategy during the next 12 months and beyond, including investing in operational improvements and growth initiatives such as the Jansen Stage 1 potash project.
Further detail and a description of the BHP Group’s strategy and objectives is set out on pages 6 – 54 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document.
4. MINERAL RESOURCES AND ORE RESERVES
The Trading Update, the 2021 Annual Report and Accounts, the Preliminary Results and the Jansen Announcement contain relevant information about the BHP Group’s mineral and oil and gas operations and are available for inspection as set out in Part XIII (Additional Information) of this document. Please see the table below in relation to the information incorporated by reference into this Section.
A summary of the BHP Group’s business which provides a high-level overview of this information is set out on pages 20 – 27 of the 2021 Annual Report and Accounts.

4.1 Mineral Resources and Ore Reserves
A summary and information on the BHP Group’s mineral resources, namely, copper, iron ore, metallurgical coal, energy coal and other assets, is set out on pages 253 – 267 of the 2021
Annual Report and Accounts. A summary and further information on Jansen’s mineral resources (inclusive of ore reserves) is included in Appendix 1 to the Jansen Announcement.
4.2 Oil and gas resources and reserves
A summary and information on the BHP Group’s oil and gas reserves and resources is set out on pages 245 – 252 of the 2021 Annual Report and Accounts and pages 78 – 81 of the Preliminary Results.
4.3 Exploration and mine life
General information on exploration, including expenditure and expenses is included at pages
28 – 29 of the 2021 Annual Report and Accounts. Information on petroleum and minerals exploration for the September 2021 quarter is set out on pages 5 and 8 of the Trading Update respectively.
Information on oil and gas producing activities is set out on pages 213 – 217 of the 2021 Annual Report and Accounts, and pages 80 – 81 of the Preliminary Results. Information relating to the BHP Group’s major projects is included on page 268 of the 2021 Annual Report and Accounts and pages 2, 4 and 8 of the Trading Update.
4.4 Licences and concessions
Detailed information relating to the BHP Group’s title, leases or options, including the history of the operation, and the facilities, use and condition of the operation is set out on pages 229 –
238 of the 2021 Annual Report and Accounts in relation to both mining and oil and gas operations. Information relating to Jansen is set out on pages 3 – 4 of Appendix 1 of the Jansen Announcement.
4.5 Current and anticipated progress of mineral exploration/extraction and processing and accessibility of deposit
Information in relation to:
key developments for FY 2021 is included on pages 20 – 29 of the 2021 Annual Report and Accounts;
the BHP Group’s major projects is included on page 268 of the 2021 Annual Report and
Accounts and pages 2, 4 and 8 of the Trading Update;
the BHP Group’s production of minerals and oil and gas is set out on pages 242 – 244 of the 2021 Annual Report and Accounts and pages 11 – 20 of the Trading Update; and
the BHP Group’s drilling and other exploratory and development activities is set out on page 216 of the 2021 Annual Report and Accounts.
In addition to the documents noted above, the table below sets out the pages of the Trading Update, the 2021 Annual Report and Accounts, the Preliminary Results and the Jansen Announcement which contain relevant mineral and oil and gas information and which are incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) of this document.

Information Pages/reference
Trading Update
Major projects and exploration 1 – 2, 4 – 8
Production and sales report 11 – 20
2021 Annual Report and Accounts
Our business 20 – 27
Supplementary oil and gas information 213 – 217
Information on mining operations 229 – 236
Information on oil and gas operations 236 – 238
Production 242 – 244
Resources and Reserves 245 – 267
Major projects 268
Preliminary Results
Petroleum reserves and resources, producing assets and project information 78 – 81
Jansen Announcement
Appendix 1 Appendix 1, 1 – 27
5. CORPORATE GOVERNANCE
Information about the corporate governance of the BHP Group is set out on pages 70 – 128 of the
2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document.
Corporate governance code
The Board is committed to high standards of corporate governance. As at the date of this Prospectus, and following Admission, the Board complies and intends to continue to comply with the requirements of the ASX Corporate Governance Principles and Recommendations. The Board also currently complies with the UK Corporate Governance Code.
However, following Unification, as a company with a standard LSE listing only, the Company may elect to make a statement disclosing certain information on the corporate governance code and principles to which it is subject, or which it has voluntarily applied, and explain reasons for non-compliance. If Unification is implemented, the Company intends to comply with the ASX Corporate Governance Principles and Recommendations only, and not the UK Corporate Governance Code. In practice, the differences are not significant, and the protections provided by Australian corporate laws, ASX rules and corporate governance principles are broadly similar to the UK requirements that currently apply under the UK Corporate Governance Code as a result of Plc’s premium listing. In particular, the Company intends to (amongst other things):
have a separate CEO and independent chair;
have a majority of independent Non-Executive Directors on the Board; and
hold annual re-elections of all Non-Executive Directors.
A description of material rights attaching to and laws affecting Limited Shares (including New Limited Shares) and how they differ from those attaching to Plc Shares is set out in Section 5 of Part XIII (Additional Information).
Except as highlighted in this Section 5, there are no envisaged material impacts on the corporate governance of the Company as a consequence of Unification. Amendments are expected to be made to the Company’s key policies, practices and board governance documents to remove concepts which relate to the operation of the DLC. If approved by Limited Shareholders, the Company will adopt the Amended Limited Constitution, as further detailed in Section 9 of Part XIII (Additional Information).

The Board operates with four key committees: the Risk and Audit Committee, the Nomination and Governance Committee, the Remuneration Committee and the Sustainability Committee. If the need should arise, the Board may set up additional committees as appropriate. Each of these committees operates within specific terms of reference approved by the Board. Summaries of these terms of reference are set out below.
5.1 Risk and Audit Committee
(A) Current members
The Risk and Audit Committee comprises a minimum of three independent Non- Executive Directors. The current members are:
Name Committee Position
Terry Bowen Chair of the Risk and Audit Committee Ian Cockerill Independent Non-Executive Director Xiaoqun Clever Independent Non-Executive Director Christine O’Reilly Independent Non-Executive Director
(B) Summary of terms of reference
The Risk and Audit Committee oversees and monitors financial reporting, other periodic reporting, external and internal audit, capital management, and risk (including effectiveness of the systems of risk management and internal control). The committee meets at least four times a year, and met on 11 occasions during FY 2021.
5.2 Nomination and Governance Committee
(A) Current members
The Nomination and Governance Committee comprises a minimum of three independent Non-Executive Directors. The current members are:
Name Committee Position
Ken MacKenzie Chair of the Nomination and Governance Committee
Terry Bowen Independent Non-Executive Director Gary Goldberg Independent Non-Executive Director John Mogford Independent Non-Executive Director Christine O’Reilly Independent Non-Executive Director
(B) Summary of terms of reference
The Nomination and Governance Committee oversees and monitors renewal and succession planning, Board and Director performance evaluation, Director training and development, and advises and makes recommendations on the BHP Group’s governance practices. The committee meets at least four times a year, and met on six occasions in FY 2021.
5.3 Remuneration Committee
(A) Current members
The Remuneration Committee comprises a minimum of three independent Non- Executive Directors. The current members are:
Name Committee Position
Christine O’Reilly Chair of the Remuneration Committee Gary Goldberg Independent Non-Executive Director Dion Weisler Independent Non-Executive Director
(B) Summary of terms of reference
The Remuneration Committee oversees and monitors remuneration policy and practices (including the adoption of incentive plans and levels of reward for the CEO and other ELT members), compliance with applicable requirements associated with remuneration matters and the review, at least annually, of remuneration by gender. The committee meets at least three times a year and met on six occasions during FY 2021.
5.4 Sustainability Committee
(A) Current members
The Sustainability Committee comprises a minimum of three Non-Executive Directors of which a majority must be independent. The current members are:
Name Committee Position
John Mogford Chair of the Sustainability Committee Dion Weisler Independent Non-Executive Director Ian Cockerill Independent Non-Executive Director Gary Goldberg Independent Non-Executive Director
(B) Summary of terms of reference
The Sustainability Committee oversees and monitors material HSEC matters, including the adequacy of the BHP Group’s HSEC framework and HSEC management systems, and the BHP Group’s HSEC reporting and performance. This includes consideration of existing HSEC issues, such as climate, safety and Indigenous and human rights, as well as emerging areas of HSEC risk for the BHP Group. The committee meets at least three times a year and met on five occasions during FY 2021.
6. EMPLOYEES AND CONTRACTORS
The BHP Group’s average number of employees and contractors for the year ended 30 June 2021 was
76,390. On average, approximately 45 per cent of the BHP Group’s workforce were employees (34,478) and approximately 55 per cent were contractors (41,912). There has not been any material change in the number of employees since 30 June 2021. A table setting out the average number of employees for 2021, 2020 and 2019 by geographical area is set out at Note 28 of the notes to the audited consolidated financial statements for the year ended 30 June 2021, which can be found at page 179 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document.
Unification will not materially impact the number of employees and contractors the BHP Group will employ in FY 2022.
7. EMPLOYEE SHARE PLANS
The principal terms of the BHP Group’s Employee Share Plans are set out below. The MAP and Shareplus currently operate in respect of, and have unvested awards over, either Plc Shares or Limited Shares. After Unification, it is intended that the BHP Group’s Employee Share Plans will continue to be operated but new awards will only be granted by the Company, and will be over Limited Shares. Awards granted under the Employee Share Plans are not transferable.
7.1 Long-Term Incentive Plan (the “LTIP”)
Eligibility
Employees of the BHP Group are eligible to participate in the LTIP, at the discretion of the
Remuneration Committee.
Grant of Awards
Awards are granted to participants in the form of options or conditional rights to acquire Limited Shares (“Performance Shares”). Performance Shares may normally only be granted within 42 days of: (i) the date of shareholder approval of a grant of Performance Shares; (ii) the day after the announcement of results for any period; (iii) an annual general meeting or any special general meeting; or (iv) any day on which the Remuneration Committee determines that exceptional circumstances exist which justify the grant of Performance Shares.

Performance Shares may not be granted more than 10 years following the LTIP’s approval by shareholders.
Performance Conditions
Performance Shares are granted on the basis that they will normally only vest in the event that one or more performance conditions, as determined by the Remuneration Committee, have been satisfied. Performance conditions may be adjusted if there are events not in the ordinary course (and not related solely to the performance of the BHP Group) which cause the Remuneration Committee to consider that the original terms of the performance condition are no longer measurable, meaningful and/or likely to incentivise participants appropriately, provided that the varied condition is no less difficult to satisfy than the original condition at the time the Performance Shares were granted. The “expected value” of Performance Shares that a participant may be granted in respect of a financial year may not exceed 200 per cent of the participant’s base gross salary.
The vesting of awards in respect of Limited Shares under the LTIP is conditional on the BHP Group achieving five-year relative total shareholder return (“TSR”) performance conditions. For these purposes, the BHP Group’s TSR is currently a weighted average of the TSRs of the Company and Plc. For existing LTIP awards where the five-year performance period ends after Unification, the TSR performance at the start of the performance period will continue to be based on the weighted average of the TSRs of Limited and Plc and the TSR at the end of the performance period will be based on the TSR of Limited only (as there will not be a market price for Plc Shares at that time).
Dividend Equivalents
The Remuneration Committee may determine that participants are entitled to receive a dividend equivalent payment, the value of which broadly equals the amount of dividends that would have been payable to the participant from the start of the financial year in which the Performance Shares are awarded on the Performance Shares that vest.
As at the Latest Practicable Date, awards in respect of 2,890,526 Limited Shares were outstanding under the LTIP.
Limits
In any 10-year period, the number of Limited Shares issued under the LTIP or any other employee share schemes must not exceed 10 per cent of the combined issued ordinary share capital of Plc and the Company. In addition, in any 10-year period, the number of Limited Shares issued under any discretionary share schemes must not exceed 5 per cent of the combined issued ordinary share capital of Plc and the Company. This limit may be exceeded where vesting is dependent on the achievement of stretching performance criteria.
Vesting of Awards
Performance Shares will normally vest on the date the Remuneration Committee determines at the time Performance Shares are awarded. Performance Shares will normally only vest to the extent that any performance conditions and any additional terms have been satisfied and the Remuneration Committee determines not to exercise its discretion to lapse some or all of the Performance Shares having regard to the performance of the participant, their division or function and the BHP Group. Performance Shares granted as options may then normally be exercised for a period ending no later than ten years after their grant date. The Remuneration Committee will retain its discretion to lapse some or all of the awards granted to a participant under the LTIP having regard to the performance of the participant, their division or function and the BHP Group (including having regard to the committee’s holistic review at the end of the performance period of HSEC performance and financial, governance and conduct considerations).

Malus and Clawback
The Remuneration Committee may determine that some or all of a participant’s awards under the LTIP will lapse, be forfeited or be subject to a requirement to reimburse the BHP Group in the event that:
a) the participant acts fraudulently or dishonestly or is in material breach of his or her obligations to any Group Company;
b) the Company or Plc becomes aware of a material misstatement or omission in the financial statements in relation to a Group Company; or
c) any circumstances occur that the Remuneration Committee determines in good faith to have resulted in an unfair benefit to that participant.
The Remuneration Committee may also reduce the number of Performance Shares if prior to vesting, the participant breaches any restrictive covenant or joins a competitor or in such other circumstances as the Remuneration Committee considers appropriate.
Leaving Employment
Where a participant ceases to be an employee of a Group Company because of resignation or termination for cause, their unvested Performance Shares will lapse. Any Performance Shares which have vested but not been exercised at the time of resignation or dismissal will remain exercisable for the remainder of the exercise period unless the Remuneration Committee determines that they should lapse.
Where a participant ceases to be an employee of a Group Company due to death, total and permanent disablement or a serious injury, disability or illness that prohibits continued employment, then all of the participant’s unvested Performance Shares will immediately vest in full. If a participant ceases to be an employee of a Group Company for any other reason, and the Remuneration Committee does not determine otherwise, they will continue to hold a pro-rata portion of their Performance Shares subject to the LTIP rules.
Takeovers and Corporate Events
If there is a change of control of the Company, all unvested Performance Shares will either, at the determination of the Remuneration Committee: (i) be pro-rated and vest to the extent any performance conditions have been satisfied; or (ii) be cancelled if the Remuneration Committee determines that participants will participate in an acceptable alternative employee share scheme.
The number of Performance Shares, the exercise price, and the terms of any performance conditions, may be adjusted by the Remuneration Committee to reflect any variations in share capital, including a rights issue or a reduction of share capital, or a demerger.
Amendment
No amendment to the advantages of participants may be made to the LTIP rules regarding eligibility, limits on benefits that may be awarded under the LTIP, the variation of Performance Shares or the basis of determining participants’ entitlement to Performance Shares, without prior approval of the shareholders of the Company. However, minor amendments can be made without shareholder approval to benefit the administration of the LTIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.
7.2 Short-Term Incentive Plan (the “STIP”)
Eligibility
Employees of the BHP Group are eligible to participate in the STIP, at the discretion of the
Remuneration Committee.

Grant of Awards
Awards under the STIP comprise a cash amount and/or a grant of conditional rights or nil-cost options to acquire Limited Shares (for the purpose of this Section 7.2, “Deferred Shares”).
The Remuneration Committee may determine that participants are entitled to receive a dividend equivalent payment, the value of which broadly equals the amount of dividends that would have been payable to the participant from the first day of the financial year in which the Deferred Shares are awarded to the extent the Deferred Shares vest.
Vesting of Awards
Cash amounts will be payable as soon as they have been determined in respect of the relevant financial year. Deferred Shares will normally vest on the date the Remuneration Committee determines at the time Deferred Shares are awarded. Deferred Shares under the STIP will only vest where and to the extent any service conditions or other conditions have been satisfied. Deferred Shares granted as options may then normally be exercised for a period ending no later than 10 years after their grant date.
Leaving Employment
Where a participant ceases to be employed by the Limited Group because of resignation or dismissal, their unvested Deferred Shares will lapse. Any Deferred Shares which had vested but not been exercised will remain exercisable for the remainder of the exercise period unless the Remuneration Committee determines that they should lapse.
Where a participant ceases to be an employee of the Limited Group due to death, total and permanent disablement or a serious injury, disability or illness that prohibits continued employment, then all of the participant’s unvested Deferred Shares will immediately vest. If a participant ceases to be an employee of the Limited Group for any other reason, and the Remuneration Committee does not determine otherwise, they will continue to hold their Deferred Shares, unless the Remuneration Committee determines that some or all of the participant’s Deferred Shares will lapse.
Malus and Clawback
The Remuneration Committee may determine that some or all of a participant’s awards under the STIP shall lapse, be forfeited or be subject to a requirement to reimburse the BHP Group in the event that:
a) the participant acts fraudulently or dishonestly or is in material breach of his or her obligations to any Group Company;
b) the Company becomes aware of a material misstatement or omission in the financial statements in relation to a Group Company; or
c) any circumstances occur that the Remuneration Committee determines in good faith to have resulted in an unfair benefit to that participant.
The Remuneration Committee may also reduce the number of Deferred Shares if prior to vesting, the participant breaches any restrictive covenant or joins a competitor or in such other circumstances as the Remuneration Committee considers appropriate.
Takeovers and Corporate Events
If there is a change of control of the Company, a participant’s Deferred Shares will immediately vest. The number of Deferred Shares may be adjusted by the Remuneration Committee to reflect any variations in share capital, including a rights issue or reduction of share capital, or a demerger.
Amendment
The Remuneration Committee may at any time by resolution amend the STIP, provided that no amendment will be made to the STIP which would cause the STIP to cease to qualify as a deferred bonus arrangement or permit the use of any newly issued or treasury shares for the purpose of settling any entitlements under the STIP.
7.3 Cash and Deferred Plan (the “CDP”)
Eligibility
Employees of the BHP Group are eligible to participate in the CDP, at the Remuneration
Committee’s discretion.
Grant of Awards
Awards under the CDP are composed of a cash amount and a grant of conditional rights or nil- cost options to acquire Limited Shares (for the purpose of this Section 7.3, “Deferred Shares”).
The Remuneration Committee may determine that participants are entitled to receive a dividend equivalent payment, the value of which broadly equals the amount of dividends that would have been payable to the participant from the start of the financial year in which the Deferred Shares are awarded to the extent the Deferred Shares vest.
As at the Latest Practicable Date, awards in respect of 651,988 Limited Shares were outstanding under the CDP, of which 0 were vested and exercisable.
Vesting of awards
Cash amounts will be payable as soon as they have been determined in respect of the relevant financial year. Deferred Shares will normally vest on the date the Remuneration Committee determines at the time Deferred Shares are awarded. Awards of Deferred Shares will vest where and to the extent any service conditions or other conditions specified at the time of grant have been satisfied. Deferred Shares granted as options may then normally be exercised for a period ending no later than ten years after their grant date. The Remuneration Committee will retain its discretion to lapse some or all of the awards granted to a participant under the CDP having regard to the performance of the participant, their division or function and the BHP Group (including having regard to the committee’s holistic review at the end of the performance period of HSEC performance and financial, governance and conduct considerations).
Malus and Clawback
The Remuneration Committee may determine that some or all of a participant’s awards under the CDP will lapse, be forfeited or be subject to a requirement to reimburse the BHP Group in the event that:
a) the participant acts fraudulently or dishonestly or is in material breach of his or her obligations to any Group Company;
b) the Company becomes aware of a material misstatement or omission in the financial statements in relation to a Group Company; or
c) any circumstances occur that the Remuneration Committee determines in good faith to have resulted in an unfair benefit to that participant.
The Remuneration Committee may also reduce the number of Deferred Shares if prior to vesting, the participant breaches any restrictive covenant or joins a competitor or in such other circumstances as the Remuneration Committee considers appropriate.
Leaving Employment
Where a participant ceases to be employed by the BHP Group because of resignation or dismissal, their unvested Deferred Shares will lapse. Any Deferred Shares which had vested but not been exercised will remain exercisable for the remainder of the exercise period unless the Remuneration Committee determines that they should lapse.
Where a participant ceases to be an employee of the BHP Group due to death, total and permanent disablement or a serious injury, disability or illness that prohibits continued employment, then all of the participant’s unvested Deferred Shares will immediately vest. If a participant ceases to be an employee of the BHP Group for any other reason, and the Remuneration Committee does not determine otherwise, they will continue to hold their Deferred Shares, unless the Remuneration Committee determines that some or all of the participant’s Deferred Shares will lapse.
Takeovers and Corporate Events
If there is a change of control of the Company, the Remuneration Committee may determine, in its discretion that some or all of a participant’s Deferred Shares will immediately vest.
The number of Deferred Shares may be adjusted by the Remuneration Committee to reflect variations in the share capital of the Company, including a rights issue or a reduction of share capital, or a demerger.
Amendment
The Remuneration Committee may at any time by resolution amend the CDP, provided that no amendment will be made to the CDP which would cause the CDP to cease to qualify as a deferred bonus arrangement or permit the use of any newly issued or treasury shares for the purpose of settling any entitlements under the CDP.
7.4 Management Award Plan (the “MAP”)
Eligibility
Employees of the BHP Group (other than Plc or Limited Directors) are eligible to participate in the MAP at the discretion of the ELT. Members of the ELT will only be granted MAP awards if the Remuneration Committee approve them.
Grant of Awards
Awards under the MAP may be granted in three main forms:
a) Nil-cost options to acquire a specified number of Limited Shares or Plc Shares at no cost;
b) Market-priced options to acquire a specified number of Limited Shares or Plc Shares at an exercise price per share linked to the market price at the date of grant;
c) Conditional awards, which are the right to receive a specified number of Limited Shares or Plc Shares subject to the satisfaction of certain conditions.
As at the Latest Practicable Date, awards in respect of 9,026,190 Limited Shares and 161,642 Plc
Shares were outstanding under the MAP.
Performance Conditions
The ELT may make an award under the MAP subject to performance targets or other conditions. The ELT may change a performance target or the other conditions to which an award is subject: (i) if there is any change in the Company’s capital; (ii) if the terms of the performance target or the other conditions allow it; or (iii) if any event or series of events happens as a result of which the ELT considers it fair and reasonable to make the change.
Vesting of Awards
Subject to the satisfaction or waiver of any performance conditions, awards will normally vest on the date set by the ELT at the time the award is granted. Any exercise period applicable to awards granted as options must end no later than the tenth anniversary of the grant date.
Malus and Clawback
The ELT may determine that some or all of a participant’s awards under the MAP will lapse, be forfeited or be subject to a requirement to reimburse the BHP Group in the event that:
a) the participant acts fraudulently or dishonestly or is in material breach of his or her obligations to any Group Company;

b) the Company or Plc becomes aware of a material misstatement or omission in the financial statements in relation to a Group Company; or
c) any circumstances occur that the ELT determines in good faith to have resulted in an unfair benefit to that participant.
Leaving Employment
If a participant ceases to be an employee of a Group Company, their vested and unvested awards will lapse immediately unless the ELT determines otherwise.
If a participant leaves the employment of the BHP Group as a result of death, serious injury, disability or illness which prohibits continued employment or for any other reason with the approval of the ELT, the participant may exercise any vested awards in the period of six months from the end of their employment, and any vested awards not exercised in this period will lapse. The participant’s unvested awards will lapse immediately, unless the ELT determines otherwise.
Takeovers and Corporate Events
If there is a change of control of the Company or Plc, any unvested awards will vest to the extent determined by the ELT. Participants may exercise any vested awards within six months of the change of control; at the end of which period, any awards will lapse.
A participant may release their awards in return for the grant of another award of equal market value over shares in the acquiring company or some other company; if a participant does not exercise their vested awards within six months of the change of control or is unable to do so because they are unvested awards, the ELT may deem the participant to have agreed to the release of their awards in exchange for equivalent awards over the shares of the acquiring company or some other company.
If there is a variation in the share capital of the Company or Plc or in such other circumstances as the ELT considers appropriate the ELT may adjust each award as it considers appropriate.
Amendments
The ELT may change the MAP in any way, provided that no change may be made which would adversely affect any of the subsisting rights of a participant without either the participant’s written consent or the consent of most of the participants affected by the change, and no amendment which would allow treasury shares or new shares to be used to satisfy an award or which would allow the grant of an award to a Plc or Limited Director may be made without prior approval of the shareholders of Plc or the Company. However, the ELT may make amendments to the MAP without shareholder and/or participant consent to take account of changes to relevant legislation, to get or keep favourable tax, exchange control or regulatory treatment or, in the case of minor changes, to ease administration or correct clerical errors.
7.5 Global Employee Share Plan (“Shareplus”)
Eligibility
Employees of the BHP Group (which does not include the non-executive directors of the Company or Plc) are eligible to participate in Shareplus at the discretion of the Limited Directors or the Plc Directors.
Types of Award
Participants may purchase Limited Shares or Plc Shares up to a maximum value under
Shareplus (“Acquired Shares”).
Upon the satisfaction of certain conditions determined by the Limited Directors or the Plc Directors (including retaining some or all of the Acquired Shares for a specified qualification period), participants will become entitled to matching shares at a specified ratio to their Acquired Shares (“Matching Shares”).

As at the Latest Practicable Date, awards in respect of 4,740,668 Limited Shares, 139,569 ADRs and 258,925 Plc Shares were outstanding under Shareplus.
Limits
In any 10-year period, the number of Plc Shares or Limited Shares issued under Shareplus or any other employee share schemes must not exceed 10 per cent of the combined issued ordinary share capital of Plc and the Company.
Leaving Employment
Where a participant ceases to be an employee of the BHP Group, the participant will cease to participate in Shareplus, any restrictions on the Acquired Shares will cease to apply and any Matching Shares will lapse, unless the Limited Directors or Plc Directors determine that a participant should be entitled to retain their Matching Shares.
Takeovers and Corporate Events
In the event of a change of control of the Company or Plc, the Limited Directors or Plc Directors may determine that any restrictions on Acquired Shares will cease to apply and any matching conditions that have not been satisfied at the relevant time have been satisfied in whole or in part.
Amendment
No amendment to the advantage of participants may be made to Shareplus rules regarding eligibility, limits on benefits which may be awarded under Shareplus or the variation of the basis for determining a participant’s entitlement to Shares without prior approval of the shareholders of the Company or Plc, and no amendment may be made to any restriction or other condition relating to any Acquired Shares purchased or Matching Shares to which a participant becomes entitled under Shareplus without the consent of the participant. However, minor amendments can be made without shareholder approval to benefit the administration of Shareplus, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.
8. REGULATORY ENVIRONMENT
A description of the regulatory environment that the BHP Group operates in, and that may materially affect its business, is set out at pages 301 – 303 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document.
Please see Section 11 of Part XIII (Additional Information) of this document which contains further information on the restrictions relating to certain acquisitions of interests in shares in Australian companies, including the Company. Subject to the effect of any sanctions adopted by the UN Security Council and/or various governments, there are no restrictions under English law that limit the right of non-resident or foreign owners to hold or vote Plc Shares. South African Shareholders should make themselves aware of, and comply with, local South African exchange control regulations regarding the acquisition of foreign securities (other than those listed on the JSE).
9. MATERIAL INVESTMENTS
A description of the BHP Group’s material investments for 2021 is set out at Note 31 of the notes to the audited consolidated financial statements for the year ended 30 June 2021, which can be found at pages 180 – 182 of the 2021 Annual Report and Accounts. A description of the BHP Group’s interests in joint ventures for 2021 is set out at Note 32 of the notes to the audited consolidated financial statements for the year ended 30 June 2021, which can be found on page 183 of the 2021 Annual Report and Accounts. The 2021 Annual Report and Accounts is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document.
A description of the BHP Group’s material investments for 2020 is set out at Note 30 of the notes to the audited consolidated financial statements for the year ended 30 June 2020, which can be found at pages 222 – 224 of the 2020 Annual Report and Accounts. A description of the BHP Group’s interests in joint ventures for 2020 is set out at Note 31 of the notes to the audited consolidated financial statements for the year ended 30 June 2020, which can be found on page 224 of the 2020
Annual Report and Accounts. The 2020 Annual Report and Accounts is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document.
A description of the BHP Group’s material investments for 2019 is set out at Note 29 of the notes to the audited consolidated financial statements for the year ended 30 June 2019, which can be found at pages 217 – 218 of the 2019 Annual Report and Accounts. A description of the BHP Group’s interests in joint ventures for 2019 is set out at Note 30 of the notes to the audited consolidated financial statements for the year ended 30 June 2019, which can be found on page 219 of the 2019 Annual Report and Accounts. The 2019 Annual Report and Accounts is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document.
10. SIGNIFICANT RECENT TRENDS
A description of the BHP Group’s most significant recent trends are set out on the following pages of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document:
Item Pages
How we manage risk 19 – 20
Exploration 28 – 29
Risk factors 56 – 63
Performance by commodity 64 – 68
Since publication of the 2021 Annual Report and Accounts, the BHP Group has continued to deliver reliable operational performance and has executed a series of planned major maintenance activities across its assets. All production and unit cost guidance remains unchanged for the 2022 financial year, including in respect of petroleum, copper, iron ore, metallurgical coal, energy coal, and nickel. The BHP Group’s major projects under development are tracking to plan, including the:
Jansen Stage 1 potash project in Canada referred to in Section 2 of this Part VIII;
Jansen shaft project (being the construction of two shafts and associated infrastructure), which is now 96 per cent complete;
Shenzi North development project in the US Gulf of Mexico (being a two-well subsea tie-in to the Shenzi platform) approved in August 2021; and
Mad Dog Phase 2 project (being a new floating production facility), which is expected to commence first production in the middle of CY 2022.
11. PROPERTY, PLANT AND EQUIPMENT
Information about the BHP Group’s property, plant and equipment is set out at Note 11 of the notes to the audited consolidated financial statements for the year ended 30 June 2021, which can be found on pages 151 – 154 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document.
12. DIVIDEND POLICY
The current dividend policy will not change as a result of Unification.
The BHP Group adopted a dividend policy in February 2016 that provides for a minimum 50 per cent payout of underlying attributable profit at each reporting period. The Board will assess, at each reporting period, the ability to pay more than the minimum payment, in accordance with its capital allocation framework, described in section 1.6 ‘Delivering value’ on pages 8 – 12 of the 2021 Annual

Report and Accounts, incorporated by reference into this document as set out in Part XIV (Documents
Incorporated by Reference) of this document.
Further information on the BHP Group’s dividend policy, including the currency of dividend payments, can be found on page 300 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) of this document.
In FY 2019 the interim dividend was 55 US cents, and there was a special dividend of 102 US cents, each per Limited Share or Plc Share, as applicable. The interim dividend for FY 2020 was 65 US cents per Limited Share or Plc Share, as applicable. The interim dividend for FY 2021 was 101 US cents per Limited Share or Plc Share, as applicable.
The final dividend for FY 2019 was 78 US cents per Limited Share or Plc Share, as applicable. The final dividend for FY 2020 was 55 US cents per Limited Share or Plc Share, as applicable. The final dividend for FY 2021 was 200 US cents per Limited Share or Plc Share, as applicable.

PART IX
FINANCIAL INFORMATION RELATING TO THE BHP GROUP
Section A : Historical Financial Information
The audited consolidated financial statements for FY 2019, FY 2020 and FY 2021, together with the audit reports and notes in respect of each such financial year, contained in the BHP Group’s 2019
Annual Report and Accounts, 2020 Annual Report and Accounts and 2021 Annual Report and Accounts, respectively, are incorporated by reference into this Part IX, as described in Part XIV (Documents Incorporated by Reference) and available for inspection as set out in Part XIII (Additional Information) of this document.
The consolidated financial statements of the BHP Group for FY 2019, FY 2020 and FY 2021 have been prepared in accordance with IFRS, the Corporations Act 2001 and the Companies Act 2006. The audit reports on these consolidated financial statements were unqualified.
The consolidated financial statements contained in the 2019 Annual Report and Accounts were audited by KPMG Australia in relation to the Australian responsibilities and reporting obligations to members of the Company and KPMG UK in relation to UK responsibilities and reporting obligations to the members of Plc. KPMG UK was and is registered to carry out audit work by the Institute of Chartered Accountants in England and Wales and had no material interest in the Company. KPMG Australia was and is registered to carry out audit work by the Institute of Chartered Accountants in Australia and had no material interest in the Company.
The consolidated financial statements contained in the 2020 Annual Report and Accounts and 2021
Annual Report and Accounts were audited by EY Australia in relation to the Australian responsibilities and reporting obligations to members of the Company and EY UK in relation to UK responsibilities and reporting obligations to the members of Plc. EY UK was and is registered to carry out audit work by the Institute of Chartered Accountants in England and Wales and has no material interest in the Company. EY Australia was and is registered to carry out audit work by the Institute of Chartered Accountants in Australia and has no material interest in the Company.

Section B : Capitalisation and indebtedness
The following tables set out:
the Group’s capitalisation and indebtedness as at 30 June 2021, being the last published financial information of the Company; and
the Group’s net indebtedness as at 30 September 2021, being a date within 90 days of this document.
The following tables do not reflect the impact of Unification. The information in table 1 is taken from the 2021 Annual Report and Accounts. The information in table 2 is derived from information in the financial accounting systems and other management documentation of the Group and is unaudited.
1. CAPITALISATION AND INDEBTEDNESS
As at 30 June
2021
US$M
Total current debt 2,262
Guaranteed – Secured – Unguaranteed/unsecured(1) 2,262
Total non-current debt 17,139
Guaranteed – Secured – Unguaranteed/unsecured(1) 17,139
Shareholders’ equity 4,485
Share capital 2,168
Treasury shares (33) Reserves 2,350
Total 23,886
(1) Excludes lease liability associated with index-linked freight contracts.
There has been no material change in the BHP Group’s capitalisation since 30 June 2021.

2. NET INDEBTEDNESS
As at
30 September
2021
US$M (unaudited)
Cash 3,709
Short term deposits 6,881
Net cash management related derivative instruments(1) 35
Liquidity 10,625
Current bank loans (431) Current notes and debentures (1,239) Other current financial debt (599) Net debt management related derivative instruments(1) 13
Current financial debt (2,256)
Non-current bank loans (1,824) Non-current notes and debentures (13,141) Other non-current financial debt (2,441) Net debt management related derivative instruments(1) 93
Non-current financial debt (17,313) Net financial indebtedness (8,944)
(1) The BHP Group’s definition of net debt includes the fair value of derivative financial instruments used to hedge cash and borrowings, which reflects the BHP Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates. Amounts included within Liquidity relate to net forward exchange contracts and amounts included within current and non-current financial debt relate to net cross currency and interest rate swaps.
There has been no material change in the BHP Group’s indebtedness since 30 September 2021. As at 30 September 2021, the BHP Group does not have indirect or contingent indebtedness.

PART X
UNAUDITED PRO FORMA FINANCIAL INFORMATION
Section A: Unaudited Pro Forma Financial Information
The unaudited pro forma financial information of the BHP Group (the “Unaudited Pro Forma Financial Information”) has been prepared to illustrate the effect of the proposed Petroleum Transaction as described in Section 2 of Part VIII (Information on the BHP Group) of this document (including settlement of intercompany balances between the PetroCo Group and the BHP Group and transaction costs) and the effect of Unification (including transaction costs), on:
the consolidated net assets of the BHP Group as at 30 June 2021, as if these transactions had taken place on that date; and
the consolidated income statement of the BHP Group for FY 2021, as if these transactions had taken place on 1 July 2020.
As further detailed in Section 2.2 of Part VIII (Information on the BHP Group) of this document, whilst a binding agreement has been signed in relation to the Petroleum Transaction, completion is subject to a number of conditions. The Unaudited Pro Forma Financial Information has been prepared to illustrate the financial position of the BHP Group should both Unification and the Petroleum Transaction complete as expected. However, the Petroleum Transaction and Unification are not inter-dependent or inter-conditional. As such, the distribution of Woodside shares under the Petroleum Transaction (if it completes) may take place under either the DLC Structure (if it occurs before Unification or if Unification does not occur) or a unified BHP Group structure (if it occurs after Unification).
The pro forma adjustments related to the proposed Petroleum Transaction have been determined using assumptions based on information available as at the date of publication of this document. If certain consents or approvals are not obtained, or assumptions made in determining the pro forma adjustments, including expected tax outcomes, require reassessment based on information that becomes available following the date of this document and prior to completion of the Petroleum Transaction, any resulting changes to the proposed transaction structure or perimeter of assets to be disposed of could result in a materially different outcome to the pro forma adjustments shown in this Part X.
Save for the transaction costs set out below, the consolidated net assets of the BHP Group are not expected to be materially impacted by Unification. Unification will result in the Company recognising an investment in Plc in its standalone financial statements and a corresponding increase in the Company’s share capital from the current balance of US$1 billion. The increase is expected to be equivalent to the book value of Plc’s net assets in its standalone financial statements at the time of the acquisition of Plc by the Company. As at 30 June 2021, the book value of Plc’s standalone net assets was approximately US$8 billion. This increase is expected to be offset by the recognition of a reserve within equity in the consolidated balance sheet of the BHP Group, the effects of which do not impact the Unaudited Pro Forma Financial Information.
The Unaudited Pro Forma Financial Information has been prepared on the basis set out in the notes to the Unaudited Pro Forma Financial Information and has been prepared in a manner consistent with the accounting policies applied by the BHP Group in preparing its consolidated financial statements for FY 2021, and in accordance with the requirements of sections 1 and 2 of Annex 20 of the Prospectus Delegated Regulation.
The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only. The hypothetical financial position or results included in the Unaudited Pro Forma Financial Information may differ from the BHP Group’s actual financial position or results. The Unaudited Pro Forma Financial Information also does not purport to represent the results or financial position of the BHP Group if the transactions referred to above had taken place on the dates indicated, or purport to represent the BHP Group’s results expected to be achieved in the future. For example, the Unaudited Pro Forma Financial Information may not reflect the strategies that the BHP Group would have followed or undertaken and the operations it would have conducted had the Petroleum business not been a part of the BHP Group.
The Unaudited Pro Forma Fina nc1a l Informa tion does not constitute fina nc1a l statement s w1thin the meaning of sect1on 434 of the Companies Act 2006 or the Corporations Act 2001 Investors should read the whole of this document and not rely solely on the Unaud1ted Pro Forma Financial informa tion conta1ned 1n th1s Part X
EY Australia’s ‘Reasonable Assurance Report on the Compilation of the Unaudited Pro Forma Financial
Information’ 1s set out a t Sect1on 8 of this Part X

1. UNAUDITED CONSOLIDATED STATEMENT OF NET ASSETS AS AT 30 JUNE 2021
Adjustments
Pro forma
BHP BHP BHP Group Group Group as at PetroCo impacts of Petroleum Unification as at
30 June
2021 Group Petroleum Transaction disposal Transaction costs transaction costs 30 June
2021
US$M US$M US$M US$M US$M US$M
Note 1. Note 2. Note 3a. Note 4. Note 5. Note 6.
ASSETS
Current assets
Cash and cash equivalents
15,246
(776)
776
(203)
(361)
14,682
Trade and other
receivables – external
6,059
(908)
130
5,281
Trade and other
receivables – with BHP Group entities
-
(5,526)
5,526
-
Other financial assets 230(18) 212
Inventories 4,426(307) 4,119
Assets held for sale 324—324
Current tax assets 279(61) 218
Other 129(9) 120
Total current assets 26,693(7,605) 6,432(203)(361) 24,956
Non-current assets
Trade and other receivables
337
(157)
180
Other financial assets 1,610(150) 1,460
Inventories 1,358—1,358
Property, plant and
equipment
73,813
(11,919)
61,894
Intangible assets 1,437(78) 1,359
Investments accounted
for using the equity method
1,742
(253)
1,489
Deferred tax assets 1,912(1,401)(369) 142
Other 25(4) 21
Total non-current assets 82,234(13,962)(369) — 67,903
Total assets 108,927(21,567) 6,063(203)(361) 92,859

Adjustments
Pro forma
BHP BHP BHP Group Group Group as at PetroCo impacts of Petroleum Unification as at
30 June
2021 Group Petroleum Transaction disposal Transaction costs transaction costs 30 June
2021
US$M US$M US$M US$M US$M US$M
Note 1. Note 2. Note 3a. Note 4. Note 5. Note 6.
LIABILITIES
Current liabilities
Trade and other payables
7,027
(919)
6,108
Trade and other
payables – with BHP Group entities
(2,001)
2,001
-
Interest bearing liabilities 2,628(35) 2,593
Liabilities directly
associated with the assets held for sale
17
-
17
Other financial liabilities 130—130
Current tax payable 2,800(211)(55) 2,534
Provisions 3,696(456) 90 3,330
Deferred income 105(41) 64
Total current liabilities 16,403(3,663) 2,036 — 14,776
Non-current liabilities
Trade and other payables – with BHP Group entities
-
(10,347)
10,347
-
Interest bearing liabilities 18,355(235) 18,120
Other financial liabilities 1,146—1,146
Non-current tax payable 120(14) 106
Deferred tax liabilities 3,314 123 3,437
Provisions 13,799(4,126) 81 9,754
Deferred income 185(142) 43
Total non-current liabilities 36,919(14,741) 10,428 — 32,606
Total liabilities 53,322(18,404) 12,464 — 47,382
Net assets 55,605(3,163)(6,401)(203)(361) 45,477

2. UNAUDITED CONSOLIDATED INCOME STATEMENT FOR FY 2021
Adjustments
Pro forma
BHP BHP BHP Group Group Group as at PetroCo impacts of Petroleum Unification as at
30 June
2021 Group Petroleum Transaction disposal Transaction costs transaction costs 30 June
2021
US$M US$M US$M US$M US$M US$M
Note 1. Note 2. Note 3b. Note 4. Note 5. Note 6.
Revenue 60,817(3,909) 12 56,920
Other income 510(129) 4,450 4,831
Expenses excluding net
finance costs
(34,500)
3,653
(21)
(203)
(361)
(31,432)
Loss from equity
accounted investments, related impairments and expenses
(921)
6
(915)
Profit from operations 25,906(379) 4,441(203)(361) 29,404
Financial expenses(1,378) 484(396)(1,290)
Financial income 73(56) 50 67
Net finance costs(1,305) 428(346) -(1,223)
Profit before taxation 24,601 49 4,095(203)(361) 28,181
Income tax expense(10,921) 490(391)(10,822)
Royalty-related taxation
(net of income tax benefit)
(229)
(11)
(240)
Total taxation expense(11,150) 479(391) —(11,062)
Profit after taxation 13,451 528 3,704(203)(361) 17,119
Attributable to
non-controlling interests
2,147
-
2,147
Attributable to BHP
shareholders
11,304
528
3,704
(203)
(361)
14,972
Notes:
(1) Information on the BHP Group’s net assets and income statement has been extracted, without material adjustment, from the audited consolidated financial statements of the BHP Group as at and for the year ended 30 June 2021 as contained in the 2021 Annual Report and Accounts and incorporated by reference as set out in Part XIV (Documents Incorporated by Reference) of this document.
(2) Under the proposed Petroleum Transaction, Woodside will acquire 100 per cent of the issued share capital of PetroCo in exchange for newly issued shares in Woodside, which will hold the combined business. Please refer to Section 2 of Part VIII (Information on the BHP Group) of this document for more details.
The unaudited financial information of the PetroCo Group has been derived without material adjustment from accounting records contained in the financial systems of the BHP Group, prepared in accordance with the BHP Group’s accounting policies, and used in the preparation of the BHP Group’s consolidated financial statements as at and for the year ended
30 June 2021. The PetroCo Group financial information represents the PetroCo Group as it operated in the context of the BHP Group and does not purport to represent the PetroCo Group had it operated on a standalone basis during the period presented.
(3a) The pro forma adjustments to the unaudited consolidated statement of net assets, related to the proposed Petroleum
Transaction, are outlined below:
Settlement of intercompany balances, as at 30 June 2021, between entities in the PetroCo Group and the retained
BHP Group.
Adjustment of US$776 million to cash and cash equivalents reflects cash held by the PetroCo Group as at 30 June
2021, which will either be repatriated to retained BHP Group entities or paid to the BHP Group through transaction adjustment mechanisms to the extent any cash remains within the PetroCo Group at completion of the Petroleum Transaction.

Adjustment of US$130 million to Trade and other receivables – external represents proceeds expected to be received for assets within the PetroCo Group as at 30 June 2021 that are subject to pre-existing sale agreements with separate parties. While these assets are part of the PetroCo Group, when the pre-existing sale agreement for these assets completes, the BHP Group is entitled to the sale proceeds.
Adjustment of US$(369) million to Deferred tax assets that are no longer expected to be recoverable after the Petroleum Restructuring. A further US$(77) million of tax losses recognised as Deferred tax assets by the PetroCo Group are expected to be utilised as part of the Petroleum Restructuring, and these amounts form part of the US$1,401 million deferred tax asset balance disclosed within the PetroCo Group.
Adjustment of US$(55) million to current tax payable reflects the tax benefit associated with intercompany adjustments outlined in Note 3b.
Adjustments of US$90 million to current provisions and US$81 million to non-current provisions represents provisions within the PetroCo Group that the Company is expected to remain liable for through indemnifications provided to Woodside as summarised in Section 13.2(B) of Part XIII (Additional Information) of this document.
(3b) The pro forma adjustments to the unaudited consolidated income statement, related to the proposed Petroleum
Transaction, are outlined below:
Adjustments of US$12 million to Revenue reflect transactions between the PetroCo Group and the retained BHP Group which eliminate in the BHP Group’s consolidated income statement.
Adjustment of US$4,450 million to Other income reflects the gain recognised by the retained BHP Group upon disposal of the PetroCo Group to Woodside. The gain is calculated as follows:
US$ millions
Consideration received 13,660(i)
Net assets of the PetroCo Group derecognised upon disposal (excluding intercompany balances with retained BHP Group entities) 9,210(ii)
Gain on disposal of PetroCo Group 4,450
i. Consideration received is measured at the fair value of approximately 896 million Woodside shares expected to be received as consideration using a share price of US$15.10, which has been determined at the Latest Practicable Date. The actual value of consideration received in respect of Woodside shares can only be determined at the time of completion of the Petroleum Transaction. As a result, the gain on disposal determined above could be materially different to the actual gain on disposal recognised at completion. The pro forma consideration does not include adjustments relating to the period between the Effective Time and completion of the Petroleum Transaction, which are incapable of being measured at this time. Consideration also includes US$130 million related to proceeds expected to be received for assets under pre-existing sale agreements, as outlined in Note 3a.
ii. Net assets of the PetroCo Group are as at 30 June 2020. The actual gain on disposal will have reference to net assets of the PetroCo Group at the date of completion.
Adjustments of US$(21) million to Expenses excluding net finance costs reflect transactions between the PetroCo
Group and the retained BHP Group which eliminate in the BHP Group’s consolidated income statement.
Adjustments of US$(396) million to Finance expenses and US$50 million to Finance income reflect finance income and expenses associated with intercompany balances between the PetroCo Group and the retained BHP Group that eliminate in the BHP Group’s income statement.
Net adjustments of US$(391) million to Income tax expense reflect US$55 million income tax benefit associated with the income statement intercompany adjustments noted above and US$(446) million income tax expense related to Petroleum Restructuring.
(4) The adjustments to Cash and cash equivalents and Expenses excluding finance costs relates to transaction costs expected to be incurred in connection with the Petroleum Transaction subsequent to 30 June 2021 of US$(203) million. The total transaction costs to be incurred in connection with the Petroleum Transaction are expected to be US$(203) million, with US$nil million incurred and paid prior to 30 June 2021.
(5) The adjustments to Cash and cash equivalents and Expenses excluding finance costs relates to transaction costs and stamp duty expected to be incurred in connection with Unification subsequent to 30 June 2021 of US$(361) million. The total transaction costs to be incurred in connection with Unification are expected to be US$(367) million, with US$(6) million incurred and paid prior to 30 June 2021. Stamp duty has been determined with reference to the share price of the Company as at the Latest Practicable Date, noting that the final stamp duty incurred will be calculated by reference to the share price of the Company on the Plc Scheme Effective Time.
(6) No account has been taken of any trading and other changes in financial position or results of the BHP Group or PetroCo
Group after 30 June 2021.

Section B: Independent Practitioner’s Reasonable Assurance Report on the Compilation of the
Unaudited Pro Forma Financial Information

Ernst & Young
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001
Tel: +61 3 9288 8000
Fax: +61 3 8650 7777 ey.com/au
Building a better working world
The Directors
BHP Group Limited
Level18
171 Collins Street
Melbourne VIC 3000
Australia
8 December 2021
Independent Assurance Report on the Compilation of Unaudited Pro Forma Financial In formation included in the Prospectus
Dear Directors
BHP Group Limited (the “Company”)
Report on the Compilation of Unaudited Pro Forma Financial Information included in a
Prospectus
We have completed our reasonable assurance engagement to report on the compilation of pro forma financial information by the directors of the Company. The pro forma financial information consists of the consolidated pro forma net asset statement as at 3 0 June 2021, the consolidated pro forma income statement for the period ended 30 June 2021, and related notes (the “Unaudited Pro Forma Financial Information”), as set out in Section A of Part X (Unaudited Pro Forma Financial Information) of the prospectus dated 8 December 2021 (the “Prospectus”).
This report is required by Section 3 of Annex 20 of the UK version of Commission Delegated Regulation (EU) 2019/980 (“the UK Prospectus Delegated Regulation”) and is given for the purpose of complying with that section and for no other purpose.
For the purposes of this letter, the “Group” consists of BHP Group Limited, BHP Group Pic and the entities they controlled during the year ended 3 0 June 2 021. Unless otherwise defined in this report or the context otherwise requires, expressions and terms defined in the Prospectus have the same meaning in this report.
The Unaudited Pro Forma Financial Information has been compiled by the directors of the Company to illustrate the impact of Unification and the Petroleum Transaction on the Group’s consolidated financial position as at 30 June 2021 and its consolidated financial performance for the period ended
30 June 2021 as if the transactions had taken place at 30 June 2021 and 1 July 2020, respectively. As part of this process, information about the Group’s consolidated financial position and consolidated financial performance has been extracted from the Group’s consolidated financial statements for the period ended 30 June 2021, on which an audit report has been published.
The Directors’ Responsibility for the Unaudited Pro Forma Financial Information
The directors of the Company are responsible for properly compiling the Unaudited Pro Forma Financial Information in accordance with Sections 1 and 2 of Annex 20 of the UK Prospectus Delegated Regulation.
E.Y
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E.Y Building a better working world
Our Independence and Quality Control
We have complied with relevant ethical requirements related to assurance engagements, which are founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behaviour.
The firm applies Australian Standard on Quality Control1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with relevant ethical requirements and applicable legal and regulatory requirements.
Our Responsibilities
Our responsibility is to express an opinion about whether the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company, as required by Section 3 of Annex 20 of the UK Prospectus Delegated Regulation.
Save for any responsibility arising under Prospectus Regulation Rule 5.3.2R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 1.3 of Annex 1 to the UK Prospectus Delegated Regulation, consenting to its inclusion in the Prospectus.
Basis of opinion
We conducted our engagement in accordance with Standard on Assurance Engagements ASAE
3420, Assurance Engagements To Report on the Compilation of Pro Forma Historical Financial
Information included in a Prospectus or other Document (ASAE 3420), issued by the Auditing and
Assurance Standards Board of Australia. This standard requires that the assurance practitioner plan and perform procedures to obtain reasonable assurance about whether the directors of the Company have compiled the Unaudited Pro Forma Financial Information in accordance with Sections 1 and 2 of Annex 20 of the UK Prospectus Delegated Regulation.
For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the Unaudited Pro Forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the historical financial information used in compiling the Unaudited Pro Forma Financial Information, or of the Unaudited Pro Forma Financial Information itself.
The purpose of pro forma financial information being included in a prospectus is solely to illustrate the impact of a significant event(s) or transaction(s) on unadjusted financial information of the Group as if the event(s) had occurred or the transaction(s) had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event(s) or transaction(s) at 30 June 2021 would have been as presented.
A reasonable assurance engagement to report on whether the Unaudited Pro Forma Financial Information has been compiled, on the basis of the applicable criteria, involves performing procedures to assess whether the applicable criteria used by the directors of the Company in the compilation of
A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

EY Building a better working world
the Unaudited Pro Forma Financial Information provide a reasonable basis for presenting the significant effects directly attributable to the event(s) or transaction(s), and to obtain sufficient appropriate evidence about whether:
the related pro forma adjustments give appropriate effect to those criteria; and
the Unaudited Pro Forma Financial Information reflects the proper application of those adjustments to the unadjusted financial information.
The procedures selected depend on the assurance practitioner’s professional judgement, having regard to the assurance practitioner’s understanding of the nature of the Group, the event(s) or transaction(s) in respect of which the Unaudited Pro Forma Financial Information has been compiled, and other relevant engagement circumstances.
The engagement also involves evaluating the overall presentation of the Unaudited Pro Forma
Financial Information.
We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accord a nee with those standards and practices.
Opinion
In our opinion:
the Unaudited Pro Forma Financial Information has been properly compiled on the basis stated; and
such basis is consistent with the accounting policies of the Company.
Consent
Ernst & Young has given and not withdrawn its written consent to the inclusion of this report in the
Prospectus.
Declaration of Independence
Ernst & Young does not have any interest in the outcome of Unification or the Petroleum Transaction other than in providing this report for which normal professional fees will be received.
A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

E.Y Building a better working world
Declaration
For the purposes of Prospectus Regulation Rule 5.3.2R (2)(f) we are responsible for this report as part of the Prospectus and declare that, to the best of our knowledge, the information contained in this report is in accordance with the facts and that the report contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex 1 of the UK Prospectus Delegated Regulation.
Yours faithfully
Ernst & Young
A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

PART XI
OPERATING AND FINANCIAL REVIEW
The operating and financial review of the Group should be read in conjunction with Part II (Risk Factors) and the 2021 Annual Report and Accounts, the 2020 Annual Report and Accounts and the 2019 Annual Report and Accounts, which are incorporated into this Prospectus by reference as explained in Section B of Part IX (Financial information relating to the BHP Group) of this document and available for inspection in accordance with Part XIII (Additional Information) of this document.
1. INFORMATION INCORPORATED BY REFERENCE
The following documents contain relevant information about the BHP Group and have been filed with, or notified to, the FCA and are available for inspection in accordance with Part XIII (Additional Information): (i) 2021 Annual Report and Accounts; (ii) the 2020 Annual Report and Accounts; and (iii) the 2019 Annual Report and Accounts.
Subject to the following sentence, the tables below set out the sections of these documents which are incorporated by reference into, and form part of, this Part XI of the Prospectus. The operating and financial review of the BHP Group is a discussion and analysis of the BHP Group’s past performance and, to the extent that any of the sections referred to in the tables below contain outlook information and other forward-looking statements, such statements shall not be incorporated by reference into this Prospectus.
1.1 Information incorporated by reference from the 2021 Annual Report and Accounts
The following pages are incorporated by reference from the 2021 Annual Report and Accounts.
Information Pages
Our highlights 2 – 3
Chair’s Review 4
Chief Executive Officer’s Review 5
Our business today 6
Positioning for the future 7
Delivering value 8 – 12
Chief Financial Officer’s review and Financial review 13 – 18
How we manage risk 19 – 20
Our business 20 – 27
Exploration 28 – 29
People and culture 30 – 31
Sustainability 32 – 52
Section 172 statement 53 – 54
Samarco 55
Risk factors 56 – 63
Performance by commodity 64 – 68
Consolidated Income Statement 130
Consolidated Statement of Comprehensive Income 130
Consolidated Balance Sheet 131
Consolidated Cash Flow Statement 132
Consolidated Statement of Changes in Equity 133
Notes to the Consolidated Financial Statements 137 – 188
Independent Auditors’ reports 203 – 212
Supplementary oil and gas information 213 – 217
Financial information by commodity 239 – 242

1.2 Information incorporated by reference from the 2020 Annual Report and Accounts
The following pages are incorporated by reference from the 2020 Annual Report and Accounts.
Information Page(s)
Chair’s Review 4
Chief Executive Officer’s Report 5
BHP at a glance: FY 2020 6 – 7
Performance 8 – 21
Our operating environment 22 – 43
Capability and culture 44 – 50
Sustainability 51 – 74
Samarco 75 – 77
Portfolio: Our business 78 – 94
Summary of financial performance 95 – 99
Performance by commodity 100 – 108
Consolidated Income Statement 172
Consolidated Statement of Comprehensive Income 172
Consolidated Balance Sheet 173
Consolidated Cash Flow Statement 174
Consolidated Statement of Changes in Equity 175
Notes to the Consolidated Financial Statements 178 – 229
Independent Auditors’ Reports 245 – 253
Supplementary oil and gas information 254 – 258
1.3 Information incorporated by reference from the 2019 Annual Report and Accounts
The following pages are incorporated by reference from the 2019 Annual Report and Accounts.
Information Page(s)
Chairman’s Review 4
Chief Executive Officer’s Report 5
BHP at a glance 6 – 8
About BHP 9 – 17
Our performance 18 – 22
Our operating environment 23 – 43
Samarco 44 – 46
Tailings dams 47 – 49
People 50 – 54
Sustainability 55 – 65
Our business 66 – 80
Summary of financial performance 81 – 94
Performance by commodity 95 – 102
Consolidated Income Statement 170
Consolidated Statement of Comprehensive Income 170
Consolidated Balance Sheet 171
Consolidated Cash Flow Statement 172
Consolidated Statement of Changes in Equity 173
Notes to the Consolidated Financial Statements 176 – 225
Independent Auditors’ Reports 241 – 247
Supplementary oil and gas information 248 – 252
The sections of the above documents have been made public and are available on the website of the Company at www.bhp.com/unify.

PART XII TAXATION
This Part XII contains a general outline of the taxation implications for certain Plc Shareholders and
Plc ADS Holders that are tax residents in Australia, the United Kingdom, South Africa or the United States who receive New Limited Shares or New Limited ADSs as a result of Unification, and the consequences of holding those Limited Shares or Limited ADSs.
This Part XII does not constitute tax advice. This document does not take into account Shareholders’ or ADS Holders’ individual investment objectives, financial situation or needs. This document is not a complete analysis of all taxation laws which may apply in relation to Unification for Shareholders and ADS Holders. All Plc Shareholders and Plc ADS Holders should consult with their own independent taxation advisers regarding the taxation implications of Unification given the particular circumstances which apply to them.
This outline relates solely to matters governed by, and should be interpreted in accordance with, the laws of the various countries as in force and as interpreted as at the date of this Prospectus. Future amendments to taxation legislation, or its interpretation by the courts or the taxation authorities may take effect retrospectively and/or affect the conclusions drawn. This outline does not take into account or anticipate changes in the law (by legislation or judicial decision) or practice (by ruling or otherwise) after the date of this Prospectus. Without prejudice to any legal or regulatory obligation on the Company to publish a supplementary prospectus pursuant to section 87G of FSMA and Rule 3.4.1 of the Prospectus Regulation Rules, neither the delivery of this Prospectus nor Admission shall, under any circumstances, create any implication that the information in it is correct as of any time after the date of this Prospectus.
SECTION A: AUSTRALIAN TAXATION (A) Scope
The following is a general outline of the main Australian taxation implications of holding Limited
Shares after Unification for Shareholders who:
hold their Limited Shares on capital account for income tax purposes;
are not subject to the rules concerning the taxation of financial arrangements contained in Division 230 of the Income Tax Assessment Act 1997 (Cth) in respect of their Limited Shares;
are not subject to special rules may apply to certain entities, for example, tax exempt organisations, listed investment companies, insurance companies, and banks;
do not hold their Plc Shares or Limited Shares (as applicable) as trading stock;
do not, together with their associates that hold 10 per cent or more of the issued share capital in the Company or Plc (as applicable);
are not non-residents that use Limited Shares at any time in carrying on business through an Australian permanent establishment;
do not hold shares as part of a straddle or a hedging or conversion transaction; and
do not hold their Plc Shares or Limited Shares (as applicable) in conjunction with an employee share scheme.
(B) Consequences for Australian resident Limited Shareholders
(i) Acquisition of New Limited Shares
Australian resident Plc Shareholders who make a capital gain on disposal of their Plc
Shares under the Plc Scheme may choose to apply scrip for scrip roll-over relief.

Where scrip for scrip roll-over relief has been chosen by a Plc Shareholder:
the first element of the cost base of the New Limited Shares received should be equal to the cost base of their original Plc Shares; and
the New Limited Shares will be taken to be acquired at the time the Plc Shares were originally acquired, for the purpose of any subsequent application of the CGT discount.
Where scrip for scrip roll-over relief is not available or chosen in relation to a Plc
Shareholder’s disposal of Plc Shares under the Plc Scheme:
the first element of the cost base of each New Limited Share received should be an amount equal to the market value of the Plc Share determined as at the Implementation Date; and
the acquisition date of the New Limited Share will be the Implementation Date.
This date will be relevant for any future application of the CGT discount with respect to CGT events occurring in respect of the Limited Shares.
(ii) Dividends
Australian resident Limited Shareholders will be required to include dividends in respect of Limited Shares in their assessable income for the income year in which the dividends are received.
Dividends may be franked to the extent determined by the Company. However, an
Australian resident Limited Shareholder must be a ‘qualified person’ by satisfying the
‘holding period rule’, which requires a shareholder to continuously hold the shares ‘at risk’ for at least 45 days, excluding the days of acquisition and disposal for a period, or qualifying for specific concession (for example, the small shareholder exemption which applies where an individual shareholder’s total franking credit entitlement for the income year does not exceed A$5,000), to be entitled to the benefit of franking credits in respect of their Limited Shares.
On the assumption that an Australian resident Shareholder is a ‘qualified person’, the tax treatment of dividends received from the Company will be as follows:
Individuals: Dividends and any attached franking credits will be included in the individual’s assessable income. A tax offset for the amount of the franking credits will be available to reduce the tax payable by the individual. Any excess tax offset (i.e. to the extent it exceeds income tax payable by the individual) may be refundable to the individual.
Companies: Dividends and any attached franking credits will be included in the company’s assessable income. A tax offset for the amount of the franking credits will be available to reduce the tax payable by the company. Excess franking credits for the year may be converted to a deemed tax loss. A company that is a franking entity may be able to credit its franking account with the franking credits attached to dividends, which may enable the company to pay franked dividends to its own shareholders.
Trustees (excluding trustees of complying superannuation funds): If Australian resident beneficiaries of a trust are presently entitled to a distribution of the net income of the trust for the year in which the dividend is derived by the trust, generally the franked dividend should flow through to, and be taxable in the hands of, the beneficiaries in accordance with their particular tax status and profile.

Following Unification, it is expected Limited Shareholders will be given the opportunity to quote their Australian TFN, TFN exemption or their ABN in respect of their Limited Shares.
Limited Shareholders need not quote a TFN, TFN exemption or ABN in respect of their Limited Shares. However if they do not then TFN withholding may be required to be deducted from any unfranked dividends paid by the Company at the highest marginal tax rate plus the Australian Medicare Levy (currently 47 per cent in total).
(iii) Sale of Limited Shares
A disposal of Limited Shares by Australian resident Limited Shareholders will cause CGT event A1 to happen for Australian resident Limited Shareholders.
For Australian resident Limited Shareholders, a capital gain will arise to the extent the capital proceeds from the disposal of the Limited Shares exceed the cost base of the shares sold.
A capital loss will be incurred to the extent the capital proceeds are less than the reduced cost base of the shares held by an Australian resident Limited Shareholder. A capital loss may be offset against other capital gains of the Australian resident Limited Shareholder arising in the same tax year or otherwise carried forward and offset against capital gains realised in the future (subject to satisfaction of loss recoupment tests for certain taxpayers).
For the purpose of determining whether an Australian resident Limited Shareholder will realise a capital gain or a capital loss in respect of the disposal of Limited Shares, the cost base or reduced cost base of the Limited Shares will be the adjusted cost base of the shares as determined at paragraph (B)(i) of Section A of this Part XII.
Individuals, complying superannuation entities or trustees that have held (or are deemed to have held) Limited Shares for at least 12 months may be entitled to benefit from the CGT discount to reduce the amount of the capital gain (after application of capital losses) from the disposal of their Limited Shares by:
50 per cent in the case of individuals and trusts (for trustees, the ultimate availability of the discount for the beneficiaries of a trust will depend on the particular circumstances of the beneficiaries); or
33 1/3 per cent for complying superannuation entities.
The CGT discount will not be available to a Limited Shareholder that is a company.
(C) Consequences for non-Australian resident Limited Shareholders
(i) Dividends
Dividends paid by the Company to non-Australian Limited Shareholders will not be subject to Australian withholding tax to the extent that such dividends are declared by the Company to be franked dividends or conduit foreign income. If Australian dividend withholding tax is payable on dividends from the Company, Limited Shareholders who are not tax residents in Australia should seek their own tax advice to determine the Australian and foreign taxation implications.

(ii) Sale of Limited Shares
The disposal of Limited Shares by non-Australian Limited Shareholders should have no CGT or non-resident CGT withholding consequences if Limited Shares are not “taxable Australian property”.
The Limited Shares will only be “taxable Australian property” for non-resident Limited
Shareholders who:
hold, together with their associates, 10 per cent or more of the issued share capital of the
Company either at the time of the disposal of their Limited Shares or throughout a
12-month period within 24 months before the time of disposal;
hold their Limited Shares in carrying on a business at or through a permanent establishment in Australia; or
are individuals who made an election to disregard a CGT event I1 capital gain or capital loss in respect of their Limited Shares when they ceased to be an Australian tax resident.

SECTION B: UNITED KINGDOM TAXATION (A) Scope
The following is a general outline of the main UK taxation implications of holding New Limited Shares as a result of Unification for Shareholders who are: (i) resident (and in the case of individuals, domiciled) for tax purposes in, and only in, the UK (and to whom split-year treatment does not apply); (ii) who are absolute beneficial owners of Plc Shares and New Limited Shares or, as the case may be, Limited Shares; and (iii) who hold their Limited Shares as an investment (otherwise than through an individual savings account or a pension arrangement).
This outline does not deal with certain types of Shareholders including pension funds, charities, dealers in securities, insurance companies, collective investment schemes, persons who have or could be treated for tax purposes as having acquired their Plc Shares or New Limited Shares or, as the case may be, Limited Shares by reason of their employment or as carried interest, and persons subject to UK tax on a remittance basis.
(B) Consequences for UK resident Limited Shareholders
(i) Acquisition of New Limited Shares
The Plc Scheme should be treated as a reorganisation of share capital for the purposes of UK taxation of chargeable gains. Subject to the following two paragraphs, New Limited Shares received pursuant to Unification should be treated as the same asset, acquired at the same time, and for the same consideration, as the Plc Shares originally held by Plc Shareholders.
Under section 137 of the Taxation of Chargeable Gains Act 1992 (“TCGA”), this “roll-over” treatment is denied to Plc Shareholders who, alone or together with persons connected with them, hold more than five per cent of, or any class of, Plc Shares or debentures of Plc unless the Plc Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is an avoidance of liability to CGT or corporation tax.
A clearance application has been made to HMRC under section 138 of TCGA to request confirmation that, based on the particulars of the Plc Scheme, section 137 TCGA will not apply so as to deny roll-over treatment. This clearance has now been obtained.
(ii) Dividends
(1) Limited Shareholders within the charge to UK income tax
The general tax treatment of dividends paid by the Company to Limited Shareholders who are within the charge to UK income tax on such dividends is as follows:
all dividends received by such a Shareholder will form part of the Shareholder’s total income for income tax purposes and will represent the highest part of that income.
A nil rate of income tax applies to the first £2,000 of taxable dividend income received by such Shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income.
Where an individual Limited Shareholder’s taxable dividend income for a tax year exceeds the Nil Rate Amount, the excess amount (the “Relevant Dividend Income”) will be subject to income tax:
– at the rate of 7.5 per cent, to the extent that the Relevant Dividend
Income falls below the threshold for the higher rate of income tax;
– at the rate of 32.5 per cent, to the extent that the Relevant Dividend Income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and

– at the rate of 38.1 per cent, to the extent that the Relevant Dividend
Income falls above the threshold for the additional rate of income tax.
In determining whether and, if so, to what extent the Relevant Dividend Income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the Limited Shareholder’s total taxable income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of the Shareholder’s total income for income tax purposes. Shareholders should note that on 27 October
2021, the UK Government confirmed that the rates of dividend tax will increase by
1.25 percentage points from 6 April 2022.
(2) Limited Shareholders within the charge to UK corporation tax
Limited Shareholders within the charge to UK corporation tax which are “small companies” (for the purposes of UK taxation of dividends) will not generally be subject to tax on dividends received from the Company.
Other Limited Shareholders within the charge to UK corporation tax will not be subject to tax on dividends from the Company so long as the dividends fall within an exempt class and certain other conditions (including anti-avoidance conditions) are met. An example of such an exempt class of dividends would include dividends paid to a person holding less than 10 per cent of the issued share capital of the payer (or, if there is more than one class of share, the same class of that share capital in respect of which the distribution is made) and who is entitled to less than 10 per cent of the profits available for distribution to holders of the same class of share and would be entitled to less than 10 per cent of the assets available for distribution to holders of that same class of share on a winding- up.
(3) Withholding tax in Australia
The Australian withholding tax consequences of dividends paid to UK resident
Limited Shareholders are outlined at paragraph (C)(i) of Section A of this Part XII.
If Australian dividend withholding tax is payable on dividends from the Company, UK resident Shareholders should seek their own tax advice to determine the Australian and UK taxation implications.
(iii) Sale of Limited Shares
(1) Limited Shareholders within the charge to CGT
A disposal or deemed disposal of Limited Shares by a Shareholder who is an individual may give rise to a chargeable gain (or allowable loss) for the purposes of CGT, depending on the circumstances and subject to any available exemption or relief. The CGT annual exemption (which is £12,300 for individuals in the 2021/22 tax year) will be available to exempt any chargeable gain, to the extent it has not already been utilised by the individual Limited Shareholder.
UK CGT will generally be charged at 10 per cent (for the 2021/22 tax year) to the extent that the total chargeable gains and, generally, total taxable income arising in a tax year, after all allowable deductions (including losses, the income tax personal allowance and the capital gains tax annual exempt amount), fall below the threshold for higher rate of income tax for the tax year. To the extent that any chargeable gains (or part of any chargeable gains) arising in a tax year exceed the threshold for the higher rate of income tax when aggregated with any such income (in the manner referred to above), CGT will generally be charged at 20 per cent (for the 2021/22 tax year).
(2) Corporate Limited Shareholders
A disposal or deemed disposal of Limited Shares may give rise to a chargeable gain (or allowable loss) for the purposes of UK corporation tax (the current rate of wh1ch is 19 per cent), depending on the circumstances and subjec t to any available exemption or rel1ef
(3) Australian CGT consequences
Australian CGT consequences of disposals of Limited Shares by UK res1dent
Shareholders are outlined at paragraph (C)(Ii) of Sec tion A of this Part XII. If any tax
1 s payable 1n Austra lia on a ga in acc ruing on the disposa l of Limited Shares, UK resident Shareholders should seek the1r own tax adv1ce to determine the Aust ralian and UK taxation implicat ions

SECTION C: UNITED STATES TAXATION (A) Scope
This section describes the material United States federal income tax consequences of holding New Limited Shares or New Limited ADSs as a result of Unification for US Holders of Plc Shares and Plc ADSs who exchange their Plc Shares and Plc ADSs for Limited Shares and Limited ADSs. It applies to Plc Shareholders who acquire Limited Shares or Limited ADSs as a result of Unification and who hold their Limited Shares or Limited ADSs as capital assets for tax purposes. This section addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to Shareholders in light of their individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to Shareholders who are a member of a class of holders subject to special rules, such as:
a dealer in securities or foreign currencies;
a trader in securities that elects to use a mark-to-market method of accounting for their securities holdings;
a bank;
a life insurance company;
a tax-exempt organisation,
a person that owns Plc Shares, Plc ADSs, Limited Shares or Limited ADSs that are a hedge or that are hedged against interest rate risks;
a person that owns Plc Shares, Plc ADSs, Limited Shares or Limited ADSs as part of a straddle or conversion transaction for tax purposes;
a person that purchases or sells Plc Shares, Plc ADSs, Limited Shares or Limited ADSs as part of a wash sale for tax purposes;
a US Holder whose functional currency for tax purposes is not the US dollar; or
a US Holder that owns or is considered to own five per cent or more of the total voting power or value of the stock of Plc immediately before Unification or Limited immediately after Unification.
This section is based on the Internal Revenue Code (for the purpose of this section, the “Code”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Plc ADS Depositary and the Limited ADS Depositary and the assumption that each obligation in the Plc ADS Deposit Agreement, the Limited ADS Deposit Agreement and any related agreement will be performed in accordance with its terms.
In general, for US federal income tax purposes, a holder of Plc ADSs or Limited ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, generally will not be subject to US federal income tax.
If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds Plc Shares or Plc ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Plc Shares or Plc ADS should consult its tax adviser with regard to the United States federal income tax treatment of Unification.
This section describes the tax consequences for a US Holder. This section does not apply to
Shareholders that are not US Holders.

(B) Consequences for US Holders
(i) Acquisition of New Limited Shares
Unification should constitute a tax-free reorganisation under Section 368(a) of the Code. Assuming that is the case, if Plc Shareholders receive solely Limited Shares and Limited ADSs in exchange for Plc Shares and Plc ADSs pursuant to Unification:
a US Holder will not recognise gain or loss on the receipt of Limited Shares or
Limited ADSs in exchange for Plc Shares or Plc ADSs;
a US Holder’s aggregate tax basis in Limited Shares or Limited ADSs received in Unification will equal the US Holder’s aggregate tax basis in the Plc Shares or Plc ADSs surrendered; and
a US Holder’s holding period for Limited Shares or Limited ADSs received in Unification will include the US Holder’s holding period for the Plc Shares or Plc ADSs surrendered.
If a US Holder of Plc Shares or Plc ADSs acquired blocks of Plc Shares or Plc ADSs at different times or at different prices, the US Holder’s tax basis and holding period in Limited Shares or Limited ADSs received in Unification may be determined with reference to each block of Plc Shares or Plc ADSs.
The conclusion that Unification should constitute a tax-free reorganisation under Section 368(a) of the Code is not entirely free from doubt, because there is no authority or guidance that addresses the application of the requirements for a tax-free reorganisation under Section 368(a) of the Code to an arrangement similar to the DLC Structure, and no ruling has been or will be sought from the US Internal Revenue Service (“IRS”) as to the US federal income tax consequences of Unification. As a result, the IRS might take the position that Unification does not constitute a tax-free reorganisation. If the receipt of Limited Shares or Limited ADSs in exchange for Plc Shares or Plc ADSs fails to qualify as a tax-free transaction for US federal income tax purposes, a US Holder of Plc Shares or Plc ADSs would be treated for US federal income tax purposes in the same manner as if the US Holder had received an amount of cash equal to the fair market value of the Limited Shares or Limited ADSs received. In that case, a US Holder would recognise the gain or loss, if any, equal to the difference between the value of the Limited Shares or Limited ADSs received and the US Holder’s basis in its Plc Shares or Plc ADSs surrendered. Such gain or loss will be long-term capital gain or loss, and preferential tax rates will apply if the US Holder’s holding period is more than one year at the time of Unification. The deductibility of capital losses is subject to limitations.
(ii) Distributions
Under US federal income tax laws and subject to the PFIC rules discussed below, the gross amount of any distribution the Company pays out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of Limited Shares or Limited ADSs, will be treated as a dividend that is subject to United States federal income taxation for US Holders. For non-corporate US Holders, dividends that constitute qualified dividend income will be taxable at the preferential rates applicable to long-term capital gains provided that they hold the Limited Shares or Limited ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends that the Company pays with respect to the Limited Shares or Limited ADSs generally will be qualified dividend income provided that, in the year that the US Holder receives the dividend, the Company is eligible for the benefits of the Treaty. The Company believes that it is currently eligible for the benefits of the Treaty and the Company therefore expects that dividends on the Limited Shares or Limited ADSs will be qualified dividend income, but there can be no assurance that the Company will continue to be eligible for the benefits of the Treaty.
US Holders must include any Australian tax withheld from the dividend payment in this gross amount even though they do not in fact receive it.

The Australian withholding tax consequences of dividends paid to US resident Limited
Shareholders are outlined at paragraph (C)(i) of Section A of this Part XII.
The dividend is taxable to US Holders when they, in the case of Limited Shares, or the Limited ADS Depositary, in the case of Limited ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that US Holders must include in their income will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is distributed, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date US Holders include the dividend payment in income to the date they convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a US Holder’s basis in the Limited Shares or Limited ADSs and thereafter as capital gain. However, the Company does not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, US Holders should expect to generally treat distributions the Company makes as dividends.
Subject to certain limitations, any Australian tax withheld in accordance with the Treaty and paid over to Australia will be creditable or deductible against a United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to US Holders under Australian law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against a US Holder’s United States federal income tax liability.
Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to US Holders.
(iii) Sale of Limited Shares or Limited ADSs
Subject to the PFIC rules discussed below, a US Holder who sells or otherwise disposes of Limited Shares or Limited ADSs will recognise capital gains or losses for United States federal income tax purposes equal to the difference between the US dollar value of the amount that they realise and their tax basis, determined in US dollars, in their Limited Shares or Limited ADSs. Capital gains of a non-corporate US Holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
Australian CGT consequences of disposal of Limited Shares by US Holders are outlined at paragraph (C)(ii) of Section A of this Part XII.
(iv) Passive Foreign Investment Company Rules
It is not expected that Plc Shares, Plc ADSs, Limited Shares or Limited ADSs will be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination that is made annually at the end of the year and thus may be subject to change. If the Company were treated as a PFIC, any gain realised on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a US Holder would be treated as if it had realised such gain and certain ‘excess distributions’ rateably over its holding period for the Plc Shares, Plc ADSs, Limited Shares or Limited ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the preferential tax rates applicable to dividend income if the Company were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income. Assuming Plc Shares, Plc ADSs, Limited Shares or Limited ADSs are ‘marketable stock’, a US Holder may mitigate the adverse tax consequences described above by electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.
(v) Shareholder reporting
A US Holder that owns “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (a) stocks and securities issued by non-United States persons, (b) financial instruments and contracts that have non-United States issuers or counterparties, and (c) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. US Holders are urged to contact their tax advisers regarding this filing requirement.
(vi) Information reporting and backup withholding
A non-corporate US Holder of Limited Shares or Limited ADSs may be subject to information reporting and backup withholding on dividends paid to them with respect to Limited Shares or Limited ADSs and on proceeds from a transaction treated as a sale or other disposition of Limited Shares or Limited ADSs. They will not be subject to backup withholding, however, if they:
furnish a correct taxpayer identification number and certify that they are not subject to backup withholding; or
are otherwise exempt from backup withholding.
Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a US Holder’s United States federal income tax liability, provided they furnish the required information to the IRS in a timely manner.

SECTION D: SOUTH AFRICAN TAXATION (A) Scope
The following is a general outline of the main South African (“SA”) taxation implications of holding New Limited Shares as a result of Unification for Shareholders who are residents of SA for income tax purposes. Unification will involve an exchange of Plc Shares for Limited Shares on a one-for-one basis.
This outline is provided on the basis that SA resident Plc Shareholders hold their shares on capital account. It does not deal with other types of Shareholders such as Shareholders that have, or could be treated for tax purposes as having, acquired their Plc Shares or New Limited Shares or, as the case may be, Limited Shares by reason of their employment.
(B) Consequences for SA resident Shareholders
(i) Acquisition of New Limited Shares
The SA resident Plc Shareholders will create a tax base cost for the Limited Shares on acquisition thereof.
Typically the tax base cost of the Limited Shares will be determined as the expenditure actually incurred in respect of the cost of acquisition or creation of the Limited Shares including certain expenditure directly related to the acquisition of the Limited Shares.
Plc Shares will be exchanged for Limited Shares on a one-for-one basis. SA resident Plc
Shareholders should create a tax base cost for the Limited Shares acquired equal to:
the market value of the Plc Shares disposed of in exchange for the Limited Shares on the date of Unification; and
certain expenditure directly related to the acquisition of the Limited Shares, if applicable.
(ii) Dividends
Any cash dividend paid by the Company will qualify for an exemption from income tax for both individual and corporate SA residents (including pension funds).
It is typical for dividends received by mutual funds to be distributed by the mutual fund to the beneficial owners. The nature of each beneficial owner would determine the tax treatment of the dividend distributed through the mutual fund.
In the unlikely event that any dividends are retained by the mutual fund, such dividend would be treated as being received by the mutual fund and re-characterised as income for SA income tax purposes.
Individual SA resident Shareholders who receive foreign cash dividends on locally listed shares will however be subject to DWT in SA at the rate of 20 per cent. Corporate SA resident Shareholders (including pension funds) that receive foreign cash dividends on locally listed foreign shares will be exempt from DWT.
Mutual funds in most instances would qualify as a regulated intermediary with the dividends received by the mutual fund flowing through the fund to the ultimate beneficial owner. The treatment for the beneficial owner in the mutual fund would be as described above for individuals, corporate and pension funds. As a regulated intermediary, the mutual fund would bear the obligation of withholding the appropriate amount of DWT.
In order for the above DWT exemptions to apply, relevant Limited Shareholders may be required to comply with certain administrative formalities, including the preparation (and if required, submission) of a written undertaking and declaration in the prescribed form, before the dividend is paid.
The Australian withholding tax consequences of dividends paid to SA resident
Shareholders are outlined at paragraph (C)(i) of Section A of this Part XII.

To the extent that dividend withholding taxes are paid in Australia, a rebate may be available against the dividend withholding taxes (if any) payable in South Africa, limited to the dividend withholding taxes payable in South Africa.
(iii) Sale of Limited Shares
The future disposal by the SA resident Limited Shareholders will be subject to CGT in SA to the extent that no exemption applies.
Any future disposal by the SA resident Limited Shareholders should therefore result in the following CGT consequences:
Any portion of the sale proceeds in excess of the tax base cost of the Limited Shares will constitute a capital gain and will be subject to CGT in the hands of the SA resident Limited Shareholders.
For individuals, the capital gain will be included in the individual SA resident Shareholder’s taxable income at a rate of 40 per cent and taxed at the individual marginal tax rate (i.e. maximum rate 45 per cent currently), which results in an effective CGT rate of 18 per cent (assuming a maximum marginal tax rate of 45 per cent is applied).
For corporates, the capital gain will be included in the corporate SA resident Shareholder’s taxable income at a rate of 80 per cent and taxed at the corporate tax rate (i.e. 28 per cent currently), which results in an effective CGT rate of 22.4 per cent.
Where the proceeds are less than the tax base cost of the Limited Shares a capital loss will arise. A capital loss may be offset against other capital gains of the individual SA resident Shareholders arising in the same tax year, or may be carried forward and offset against capital gains realised in the future.
A CGT exemption should, however, be available to certain categories of SA resident Shareholders in relation to the disposal of the Limited Shares. These shareholders include pension funds and mutual funds to the extent the mutual funds constitute a collective investment scheme in securities or mutual funds that represent pension funds. These exemptions will apply as follows:
Pension funds
Income received by or accrued to a pension fund would not be subject to income tax in SA.
Similarly, pension funds must disregard any capital gain or capital loss in respect of a disposal of an asset. This means that any SA resident Shareholder that is a pension fund or acting on behalf of a pension fund will need to disregard any capital gain or capital loss realised on the disposal of the Limited Shares.
Mutual funds
Any capital gain or capital loss realised in respect of the disposal of securities (i.e. the disposal of the Limited Shares) by a portfolio of collective investment schemes in securities (other than a collective investment scheme in property) must be disregarded for CGT purposes.
Australian CGT consequences of disposal of Limited Shares by SA resident Shareholders are outlined at paragraph (C)(ii) of Section A of this Part XII.

SECTION E: OTHER TAX CONSIDERATIONS FOR CERTAIN PLC SHAREHOLDERS
1.1 Scope
As described in more detail in Part VII (Information on Unification) of this document, the proposed steps to achieve Unification will entail Plc Shareholders disposing of their Plc Shares in return for New Limited Shares pursuant to the Plc Scheme. There are a number of jurisdictions around the world that seek to impose a tax on non-residents who transfer shares, if some of the value of those shares is derived from assets in that jurisdiction and certain threshold conditions are met. Such tax could potentially be relevant to a transfer of Plc Shares (whether pursuant to the Plc Scheme or otherwise).
In particular, this section highlights possible Chilean and Peruvian tax consequences of such a disposal for certain Plc Shareholders who are domiciled and resident outside Chile and Peru respectively. It is expected that only significant institutional shareholders might be in scope for the relevant tax charges based on the current holdings in Plc Shares and the BHP Group’s current assessment of relevant fair market values, both of which may change between the date of this document and the Plc Scheme Effective Time (which is a key time for the purposes of the threshold tests set out below).
There is some uncertainty about whether the threshold tests set out below apply in relation to the beneficial owner of the relevant Plc Shares or the registered shareholder. Accordingly, in this Section E, the term “Plc Shareholder” should be understood as encompassing both the registered holder of Plc Shares and (if different) the beneficial owner of those Plc Shares, as relevant. The BHP Group is in the process of obtaining an independent valuation of the relevant fair market values, details of which can be made available on request, for information purposes only and on a non-reliance basis, to Plc Shareholders who may be in scope for the relevant tax charges (subject to certain conditions, such as execution of appropriate confidentiality undertakings and a release letter).
1.2 Chilean tax on capital gains
Plc operates and owns assets in Chile through certain indirect subsidiaries. Chilean tax on capital gains can apply to certain transfers of shares in companies that own, directly or indirectly, Chilean assets. It could therefore apply to certain transfers of Plc Shares, including a transfer of Plc Shares pursuant to the Plc Scheme. This tax charge could arise for Plc Shareholders, outside of Unification, if a Plc Shareholder with the requisite shareholding transfers or otherwise disposes of its Plc Shares.
Specifically, a Plc Shareholder could be subject to Chilean tax on capital gains at the rate of
35 per cent in respect of their disposal of Plc Shares pursuant to the Plc Scheme if certain conditions are met. The conditions operate by reference to the number of Plc Shares transferred by that Plc Shareholder pursuant to the Plc Scheme, aggregated with any other Plc Shares transferred by that Plc Shareholder (and other non-domiciled members of the same business group) at any time during the period of 12 months ending with the Plc Scheme Effective Time, and expressed as a percentage of the share capital of Plc as tested at the Plc Scheme Effective Time (the “Relevant Percentage”).
Specifically, Chilean tax on capital gains could apply if the Relevant Percentage is at least 10 per cent and either one or both of the following conditions are met:
the fair market value of Plc’s participation in the Chilean assets is equal to or greater than
20 per cent of the fair market value of Plc either at the Plc Scheme Effective Time or at any time during the preceding 12-month period; or
the Relevant Percentage of the fair market value of Plc’s participation in the Chilean assets, either at the Plc Scheme Effective Time or at any time during the preceding
12-month period, is equal or greater than 210,000 UTA (Chilean tax units, which are set on a monthly basis) at the Plc Scheme Effective Time, which is approximately US$162,961,143 based on the exchange rate of 837.69 as at the Latest Practicable Date.
Accordingly, Plc Shareholders should assume that they may be within the scope of the Chilean tax charge if they meet the 10 per cent share capital requirement. It should be noted that the test set out above is the threshold test for the tax charge; the formula for calculating any taxable gain may differ.
There is no applicable exemption in respect of this tax charge.
Plc Shareholders who may be subject to tax in Chile should seek specialist tax advice to determine their potential liability and any notification obligations.
1.3 Peruvian tax on capital gains
Plc indirectly owns assets in Peru through its interest in the Antamina joint venture.1 Peruvian tax on capital gains can apply to certain transfers of shares in companies that own, directly or indirectly, Peruvian assets. It could therefore apply to certain transfers of Plc Shares, including a transfer of Plc Shares pursuant to the Plc Scheme. This tax charge could also arise outside of Unification if a Plc Shareholder disposes of Plc Shares and certain conditions are met.
Specifically, a Plc Shareholder could be subject to Peruvian tax on capital gains at the rate of
30 per cent in respect of their disposal of Plc Shares pursuant to the Plc Scheme if:
the fair market value of Plc Shares transferred;
multiplied by the fair market value of Plc’s direct or indirect participation in the Peruvian assets as at the Plc Scheme Effective Time;
divided by the fair market value of Plc as at that date;
is equal to or greater than 40,000 Peruvian tax units, which is approximately US$43,158,410.99 based on the 2021 tax unit of PEN 4,400 (tax units change on an annual basis) and the exchange rate of 4.078 as at the Latest Practicable Date.
It should be noted that the test set out above is the threshold test for the tax charge; the formula for calculating any taxable gain may differ.
There is no applicable exemption in respect of this tax charge. Where the tax charge applies, the amount of tax payable will depend on the shareholder’s base cost, which needs to be certified by the Peruvian tax authority (the “SUNAT”) prior to the Plc Scheme Effective Time, otherwise the tax basis will be deemed to be zero.
Plc Shareholders who may be subject to tax on capital gains in Peru should seek specialist tax advice to determine their potential liability and what notifications (if any) need to be made to the SUNAT.
1 Antamina is a large, low-cost copper and zinc mine in north central Peru which is an incorporated joint venture between the BHP Group (33.75%, of which Plc owns 72.33% and the Company owns 27.67%), Glencore (33.75%), Teck Resources Limited (22.5%) and Mitsubishi Corporation (10%) that is operated independently by Compañía Minera Antamina S.A.

PART XIII ADDITIONAL INFORMATION
1. RESPONSIBILITY STATEMENT
The Limited Directors, whose names appear in Part V (Directors, Company Secretary, Registered Office and Advisers) of this document, and the Company accept responsibility for the information contained in this document. To the best of the knowledge of the Limited Directors and the Company, the information contained in this document is in accordance with the facts and this document makes no omission likely to affect its import.
2. INCORPORATION AND ACTIVITY OF BHP
The Company was incorporated in Australia on 13 August 1885 under the name The Broken Hill Proprietary Company Limited with ABN 49 004 028 077. On 30 October 2000, the name of the Company was changed to BHP Limited, and on 29 June 2001, as part of the merger of Plc and the Company by way of the DLC, it was changed to BHP Billiton Limited. The Company’s name was changed to BHP Group Limited on 19 November 2018. The Company is domiciled in Australia and its registered office is at 171 Collins Street, Melbourne, Victoria 3000, Australia. The telephone number of the Company is 1300 55 4757 (within Australia) or +61 3 9609 3333 (outside Australia).
The Company principally operates under the Corporations Act 2001 and legislation made thereunder. The legal entity identifier of the Company is WZE1WSENV6JSZFK0JC28. The business of the Company, and its principal activity, is to act as the joint ultimate holding company of the BHP Group.
3. SHARE CAPITAL
This issued share capital: (i) as at 30 June 2021; (ii) as at the Latest Practicable Date; and (iii) as expected at the Implementation Date, is set out below. There is no concept of par value under Australian law. Note 16 on page 161 to the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) of this document, contains further detail on the shares of the Company, including a description of the main characteristics and rights, preferences and restrictions.
3.1 Issued share capital
The issued and fully paid share capital of the Company as at 30 June 2021 (being the last date to which audited accounts for the BHP Group have been prepared) was as follows:
Number Amount
Total issued ordinary shares
Treasury shares
Limited Special Voting Share 2,945,851,394
–
1 AU$143,080,002,206.58(1)
–
–
DLC Dividend Share 1 US$10
(1) Based on the market price of the Limited Shares on the ASX as at market close on 30 June 2021.
The issued and fully paid share capital of the Company as at the Latest Practicable Date was as follows:
Number Amount
Total issued ordinary shares
Treasury shares
Limited Special Voting Share 2,950,251,394
–
1 AU$116,800,452,688.46(1)
–
–
DLC Dividend Share 1 US$10
(1) Based on the market price of the Limited Shares on the ASX as at market close on the Latest Practicable Date.

The issued and fully paid share capital of the Company as at the Implementation Date is expected to be as follows:
Number Amount
Total issued ordinary shares(1)
Treasury shares
Limited Special Voting Share(2) 5,062,323,190
–
1 AU$200,417,375,092.10(3)
–
–
DLC Dividend Share(2) 1 US$10
(1) Figures are based on the share capital as at the Latest Practicable Date and assume no new Plc Shares and Limited
Shares are issued between the Latest Practicable Date and the Implementation Date.
(2) The Limited Special Voting Share Buy-back and the DLC Dividend Share Buy-back will be completed as soon as practicable after the Sharing Agreement is terminated, as further detailed in Part VII (Information on Unification) of this document.
(3) Based on the market price of the Limited Shares on the ASX as at market close on the Latest Practicable Date.
3.2 History of share capital
Details of changes in the Company’s share capital and an explanation of such changes for the years ended 30 June 2019, 30 June 2020 and 30 June 2021 are set out in the table at Note 16 on page 161 to the 2021 Annual Report and Accounts which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) of this document.
4. LIMITED SHAREHOLDINGS
4.1 Company shareholdings
Subject to certain rights reserved by Limited pursuant to the terms of the Plc Scheme, the way in which Plc Shareholders will receive their Limited Shares will depend on how they hold their Plc Shares and/or the jurisdiction of their registered address, as described below. Excluded Shareholders (being Restricted Shareholders and Selling Shareholders) will not receive Limited Shares and should instead refer to Section 3.4(E) (for Restricted Shareholders) and 3.4(F) (for Selling Shareholders) of Part VII (Information on Unification) of this document.
Manner in which Plc Shares are held Settlement steps
Plc CREST Shareholders (except the Plc
ADS Depositary)
Plc CREST Shareholders except the Plc ADS Depositary will receive one Limited DI representing one New Limited Share for each Plc Share that they hold at the Plc Scheme Record Time.
The Limited DIs will be credited directly to the CREST participant accounts in which such Plc CREST Shareholders hold their Plc Shares. Under the DI deed poll Computershare UK issues DIs representing entitlements to non-UK securities (in this case, New Limited Shares), known as Depositary Interests or DIs. DIs may be held, transferred and settled solely within CREST, but DI holders, in cancelling their DIs, are able to deliver their underlying shares to a participant in the relevant settlement system in Australia (CHESS).
On receipt of Limited DIs, Plc CREST Shareholders will therefore not be the registered holders of the New Limited Shares to which they are entitled as a result of the implementation of the Plc Scheme. The registered holder of such shares will be Computershare UK or its appointed custodian (who will hold them as nominee for Computershare UK, the issuer of the DI). However, ownership of Limited DIs will represent each Plc CREST Shareholder’s entitlement to such New Limited Shares.

Manner in which Plc Shares are held Settlement steps
The terms and conditions on which DIs are issued and held in CREST are set out in the deed poll executed by Computershare UK governing DIs and other related documents in the CREST International Manual. A copy of this deed poll is available to Plc Shareholders on request by contacting Computershare in accordance with the provisions set out in Section 11 of Part VII (Information on Unification) of this document.
Plc Certificated Shareholders in a
Permitted Jurisdiction
Plc Certificated Shareholders in a Permitted Jurisdiction will receive an entitlement to one Limited DI representing one New Limited Share for each Plc Share they hold at the Plc Scheme Record Time.
Such Limited DIs will be held by the corporate nominee for Plc Certificated Shareholders. Same mechanical steps to issue DIs as for
Plc CREST Shareholders above.
Computershare UK or its appointed custodian will hold such Limited DIs in CREST as nominee on behalf of Plc Certificated Shareholders. The terms and conditions of these arrangements will be made available on BHP’s website at www.bhp.com/unify.
All relevant former Plc Certificated Shareholders as at the Plc Scheme Record Time:
as soon as reasonably practicable following Unification (and no later than 11 February 2022), will be sent an initial statement of entitlement detailing the number of Limited DIs held on their behalf in the CSN Facility; and
will be sent in accordance with their stated communication preferences (together with the Circular) the terms and conditions of the CSN facility (i.e. the corporate nominee arrangements) which are also available to view online at www.bhp.com/unify.
Plc Certificated Shareholders who do not reside in a Permitted Jurisdiction
Plc Certificated Shareholders who do not reside in a Permitted Jurisdiction will receive New Limited Shares on the Limited Share Register in Australia in issuer-sponsored form. Plc Certificated Shareholders who do not reside in a Permitted Jurisdiction will receive New Limited Shares on the Limited Share Register in Australia in issuer sponsored form (on a one-for-one basis depending on the number of Plc Shares such Plc Certificated Shareholders that they held at the Plc Scheme Record Time).
As soon as reasonably practicable following
Unification (and no later than 3 February
2022), all relevant former Plc Certificated Shareholders will be sent an initial letter including an issuer-sponsored holding statement of entitlement detailing the number of Limited Shares registered to their name on the Limited Share Register in Australia.

Manner in which Plc Shares are held Settlement steps
Plc Shares held on STRATE in an account with a CSDP or broker
Plc Shareholders on the Plc South African Branch Register who hold their Plc Shares in dematerialised form through STRATE at the Plc Scheme Record Time will receive a beneficial entitlement to New Limited Shares in dematerialised form (such entitlement initially registered in the name of Computershare Nominees (as nominee) and then transferred to the STRATE Nominee (as nominee) on the Limited South African Branch Register). Pursuant to the implementation of the Plc Scheme, in respect of Plc Shareholders on the Plc South African Branch Register who hold their Plc Shares in dematerialised form on STRATE at the Plc Scheme Record Time, New Limited Shares will initially be issued and registered in dematerialised form in the name of Computershare Nominees as nominee on the Limited South African Branch Register.
Upon settlement, the New Limited Shares will be transferred and registered in dematerialised form in the name of the STRATE Nominee as nominee on the Limited South African Branch Register. This will however not affect the operation of the STRATE system. At that time, Plc Shareholders who hold dematerialised Plc Shares on the Plc South African Branch Register will have their accounts held at their CSDPs or brokers credited with a beneficial entitlement to the New Limited Shares to which they are entitled pursuant to the Plc Scheme.
The transfer and settlement of such beneficial title to the New Limited Shares will be effected through STRATE and in accordance with the STRATE rules.
Plc Shareholders on the Plc South African
Branch Register in certificated form
Plc Shareholders on the Plc South African Branch Register who hold their Plc Shares in certificated form at the Plc Scheme Record Time will receive a beneficial entitlement to New Limited Shares in dematerialised form (such entitlement initially registered in the name of Computershare Nominees and transferred accordingly upon receipt of details regarding their appointment of CSDPs or brokers by completing the SA Surrender, Election and Transfer Form) on the Limited South African Branch Register. Plc Shareholders on the Plc South African Branch Register who hold certificated Plc Shares at the Plc Scheme Record Time will receive the New Limited Shares to which they are entitled pursuant to the Plc Scheme in dematerialised form registered in the name of Computershare Nominees as nominee on the Limited South African Branch Register.
Upon settlement, those Plc Shareholders on the Plc South African Branch Register holding certificated Plc Shares who surrender their documents of title and communicate valid details of their CSDP or broker account in the appropriate place in the SA Surrender, Election and Transfer Form (which has been made available to certificated Plc Shareholders on the Plc South African Branch Register, including on BHP’s website at www.bhp.com/unify, and is to be completed by those Plc South African Branch Register Shareholders who will need to hold in dematerialised form following Unification), will have their accounts held at their CSDPs or brokers credited with a beneficial entitlement to New Limited Shares to which they are entitled pursuant to the Plc Scheme. For Plc Shareholders who hold certificated Plc Shares and do not appoint a broker or CSDP, their New Limited Shares will remain credited to Computershare Nominees pending the receipt of such information.

Manner in which Plc Shares are held Settlement steps
Registered Plc ADS Holders
Each Registered Plc ADS Holder as at the New Limited ADS Admission Time will receive one New Limited ADS for each Plc ADS which they hold at the New Limited ADS Admission Time. Each New Limited ADS will represent two Limited Shares. In connection with the Plc Scheme: (i) the Plc ADS Depositary, the Limited ADS Depositary, Plc and the Company will agree that the Plc ADS Depositary shall receive New Limited Shares as a CHESS-sponsored holding on the Limited Share Register in Australia (rather than DIs) under the Plc Scheme, in relation to which the CHESS account for, or on behalf of, the Limited ADS Depositary will be credited accordingly; and (ii) following which, the Limited ADS Depositary will issue New Limited ADSs representing New Limited Shares; and (iii) a CHESS confirmation notice will be issued by post to the Plc ADS Depositary as soon as reasonably practicable following Unification (and no later than 3 February 2022).
Each Plc ADS Holder will receive one New Limited ADS in uncertificated form for each Plc ADS which they hold at the New Limited ADS Admission Time. Each New Limited ADS will represent two Limited Shares on deposit with a custodian (Citicorp Nominees Pty Limited) appointed by the Limited ADS Depositary in Australia. Limited ADSs are issued in uncertificated form or in certificated form (in which case the Limited ADSs are evidenced by certificates referred to as ADRs). Registered Plc ADS Holders will be able to request certificated Limited ADSs after they become holders of uncertificated Limited ADSs in connection with the Plc Scheme.
On receipt of New Limited ADSs, the New Limited ADS holders will not be the registered holders of the New Limited Shares to which they are entitled. The registered holder of such shares will be the custodian in Australia appointed by the Limited ADS Depositary (Citicorp Nominees Pty Limited). The terms of the New Limited ADSs will be governed by the Limited ADS Deposit Agreement.

Manner in which Plc Shares are held Settlement steps
In connection with Unification, Plc will instruct the Plc ADS Depositary to terminate the Plc ADS Deposit Agreement following Unification. Plc will pay the Plc ADS Depositary all fees and expenses owing in connection with the Plc ADS Deposit Agreement to effect Unification, including the Plc ADS cancellation fees that would otherwise be paid by the holders of Plc ADSs. For the avoidance of doubt, the applicable Plc ADS Holder will remain responsible, and Plc will not be responsible, for any fees and expenses resulting from the surrender of Plc ADSs in advance of the New Limited ADS Admission Time in accordance with the terms of the Plc ADS Deposit Agreement.
If Plc ADS Holders wish to instead receive New Limited Shares under the Plc Scheme, such holders must surrender their Plc ADSs to the Plc ADS Depositary for cancellation and withdraw the Plc Shares that the surrendered Plc ADSs represent prior to
10.00 a.m. (New York time) on 12 January
2022 (subject to any restrictions on cancellation or withdrawal which the Plc ADS Depositary may impose from time to time). Any withdrawal of the Plc Shares that are represented by Plc ADSs will result in the incurrence of: (i) the charges specified in the Plc ADS Deposit Agreement for the surrender of Plc ADSs; and (ii) any applicable taxes and/or governmental charges. No Limited Shares will be accepted for deposit into the Limited ADR program (for issuance of Limited ADSs), or released from deposit from the Limited ADR program (upon cancellation of Limited ADSs), in any country other than Australia.
Indirect Plc ADS Holders
Each Indirect Plc ADS Holder as at the New Limited ADS Admission Time will receive one New Limited ADS for each Plc ADS which they hold at the New Limited ADS Admission Time. Each New Limited ADS will represent two Limited Shares. As described above for Registered Plc ADS Holders, except that the New Limited ADSs will be held through such holders’ bank, broker, other financial institution or other DTC participant.
If Plc ADS Holders wish to instead receive New Limited Shares under the Plc Scheme, such holders must follow the instructions set out above for Registered Plc ADS Holders, except that any cancellation of ADSs or withdrawal of Plc Shares must also be in accordance with the procedures of such holder’s bank, broker, other financial institution or other DTC participant.

4.2 Information on holding Limited Shares following Unification
(A) Movement between the Company’s different share registers
The latest time at which Plc Shareholders may move shares between the Plc UK Share
Register and the Plc South African Branch Register is 3.00 p.m. (South African time) on
25 January 2022, and commencement of cross-border movements of Limited Shares between all registers and recommencement of dematerialisations and rematerialisations shall start at 10.00 a.m. (Melbourne time) on 3 February 2022.
Subject to the further information outlined below, following Unification, Limited Shareholders on all registers will be able to request to have their securities moved to another segment of the Limited Share Register by contacting Computershare’s Global Transaction team in the respective region. Movements between registers are usually completed within 24 hours, depending on the time of lodgement, allowing for time differences and business days in the respective jurisdictions. Cross-border market transaction fees may be charged by any intermediaries. In the case of Shareholders on the Limited South African Branch Register, the holder’s CSDP or broker will be required to warrant during the process that all exchange control regulations have been complied with.
Moving holdings from Limited DIs held through the CSN Facility (in the UK)
Such holders can withdraw from the CSN Facility at any time by completing a CSN Facility withdrawal form (available on request from Computershare UK). If such Limited Shareholder wishes to instead have such holding through a UK custodian or broker within CREST then such shareholder must make arrangements with such UK custodian or broker to agree a matching trade and settlement date with Computershare UK. Further details in relation to options can be found on the CSN Facility withdrawal form.
Moving holdings from Limited DIs held through CREST (in the UK) to instead hold Limited
Shares in Australia or South Africa
Such holders will need to submit a cross-border instruction to Computershare’s Global Transaction team in the UK specifying the market and account through which they wish to hold the Limited Shares. Holders with a custodian or broker account should contact their custodian or broker for assistance.
To convert to Limited Shares in the form of Limited DIs held through CREST (in the UK)
Such holders would first need to engage a suitable UK custodian or broker who is able to trade on the LSE, and who is able to hold and settle Limited DIs through CREST.
Once such arrangement is established, a request to have their Limited Shares delivered to Computershare UK or its appointed custodian for the issuance of Limited DIs should be made via the requesting holder’s custodian or broker who should contact Computershare’s Global Transaction team (either in Australia or South Africa) as noted above.
To convert from dematerialised form held through STRATE
A South African resident holding Limited Shares on the Limited South African Branch Register must, before contacting Computershare’s Global Transaction team in South Africa, seek SARB approval to move their Limited Shares to a different share register under the applicable exchange control regulations. Such permission can be applied for via an authorised South African bank and such shareholders are advised to seek the advice of their CSDP or broker in this respect before making any such request.
To convert from holding Limited ADSs to Limited Shares
Limited ADS Holders may surrender their Limited ADSs to the Limited ADS Depositary for cancellation and withdraw the Limited Shares that the surrendered Limited ADSs represent in accordance with, and subject to, the terms of the Limited ADS Deposit Agreement. Any cancellations of Limited ADSs and withdrawals of Limited Shares represented thereby by Indirect Limited ADS Holders must also be done in accordance with the procedures of such holder’s bank, broker, other financial institution or other DTC participant.
(B) Shareholder communications following Unification
Holders of Limited DIs (either through CREST or the CSN Facility)
All holders of Limited DIs will receive notice of all Limited Shareholder meetings and will have made available to them, and will be sent at their request, copies of the Company annual report and accounts and all other documents issued by the Company to Limited Shareholders by Computershare UK. This may be in hard copy or electronic form (at such holder’s election). Any communication preferences and mandates previously applied to Plc shareholdings will remain valid for Limited DI shareholdings.
Holders of Limited Shares on the Limited Share Register in Australia
A registered Limited Shareholder will receive communications directly from the Company, based on communication preferences which such holder provides to the Company. This may be in hard copy or electronic form (at such holder’s election). Any communication preferences previously applied to Plc shareholdings will not remain valid for the Company shareholdings, accordingly Shareholders will need to provide new mandates and communication instructions to Computershare Australia.
Holders of Limited Shares in dematerialised form through STRATE
Holders will be provided with communications from the Company on the terms and conditions of their custody mandate elections made with their respective CSDP or broker. This may be via Swift messaging, hard copy or electronic form.
Plc Shareholders on the Plc South African Branch Register must complete the SA Surrender, Election and Transfer Form made available on BHP’s website at www.bhp.com/unify in order to appoint and instruct a CSDP or broker in respect of their entitlement to Limited Shares in dematerialised form pursuant to the terms of the Plc Scheme.
Limited ADS Holders
All mandates, communication preferences and other instructions issued by former Plc ADS Holders to the Plc ADS Depositary in force at the time of the New Limited ADS Admission Time shall, to the extent possible, unless and until revoked or amended, be replicated as from the New Limited ADS Admission Time as valid and effective mandates, communication preferences and instructions to the Limited ADS Depositary in relation to the New Limited ADSs issued in respect thereof.
General
Please refer to www.bhp.com/investors for further information.
If such shares or ADSs are held through a broker or nominee arrangement, the communications which are received will depend on the engagement with them.
(C) Attendance at the Company annual general meeting and other Limited Shareholder meetings following Unification
Holders of Limited DIs (either through CREST or the CSN Facility)
To the extent reasonably practicable, the Company may make arrangements to allow such holders to attend and/or participate (but not to vote) in Limited Shareholder meetings. If such holder is entitled to attend such shareholder meeting, arrangements will be set out in the relevant notice of meeting.
However, as such holder will not be the registered holder of the Limited Share, they will not be entitled to vote in person in the Limited Shareholder meeting. Please refer to Section 4.2(D) below in relation to voting at Limited Shareholder meetings.

To the extent such holder would like to attend and vote at the Limited Shareholder meeting in person, such holder would first have to effect the cancellation of their Limited DIs for their underlying Limited Shares so that such shares are held registered in their name, or with a depository financial institution which is a participant in CHESS or STRATE in time for the record date of the relevant shareholder meeting. On so doing, they would, subject to and in accordance with the Amended Limited Constitution, be able to attend and vote in person at the relevant shareholder meeting. Such holder should contact Computershare’s Global Transaction team for further information on how the cancellation of such Limited DIs can be effected.
Holders of Limited Shares on the Limited Share Register in Australia
As a registered Limited Shareholder such holders will receive notice of, and be entitled to attend, all Limited Shareholder meetings in person (or to appoint a proxy), as further detailed in the relevant notice of meeting and forms of proxy/instruction/direction (as appropriate).
Holders of Limited Shares in dematerialised form through STRATE
Such holders who wish to attend Limited Shareholder meetings in person and vote will require letters of representation from their relevant CSDP or broker. Such letters should be requested from their CSDP or broker and be lodged prior to the shareholder meeting in accordance with the relevant notice of meeting and forms of proxy/instruction/direction (as appropriate).
Limited ADS Holders
Separate voting procedures apply to Limited ADS Holders. Those procedures are governed by the terms of the Limited ADS Deposit Agreement.
Please refer to Section 4.2(D) below in relation to voting at Limited Shareholder meetings not in person.
(D) Exercise of voting rights following Unification
Holders of Limited DIs (through CREST)
Such holders will be able to instruct Computershare UK to exercise voting rights in relation to their underlying Limited Shares. Further details on how this can be done will be set out in the relevant notice of meeting and forms of direction.
Holders of Limited DIs (through the CSN Facility)
Such holders will be able to instruct Computershare UK to exercise voting rights in relation to their underlying Limited Shares. Further details on how this can be done will be set out in the relevant notice of meeting and forms of instruction.
Holders of Limited Shares on the Limited Share Register in Australia
As a registered Limited Shareholder, such holders will be able to exercise their voting rights at such shareholder meeting by attending in person or by appointing a proxy. Further details on how this can be done will be set out in the relevant notice of meeting and forms of proxy/instruction/direction (as appropriate).
Holders of Limited Shares in dematerialised form through STRATE
Such holders will submit their voting instructions to their respective CSDP or broker on the terms of their custody mandates. Votes will be aggregated and sent by STRATE to Computershare South Africa who will validate and ensure it is lodged with the Company. Further details on how this can be done will be set out in the relevant notice of meeting and forms of proxy/instruction/direction (as appropriate).

Limited ADS Holders
Separate voting procedures apply to Limited ADS Holders. Those procedures are governed by the terms of the Limited ADS Deposit Agreement.
(E) Receipt of dividends following Unification
If the way in which a Limited Shareholder holds their Limited Shares following Unification permits such election, they will continue to have dividends paid in the currency they have elected prior to Unification.
However, if a Limited Shareholder has not elected a particular currency prior to Unification or their election is no longer permitted (for example, holders of Limited Shares in dematerialised form through STRATE), the way in which they hold their Limited Shares following Unification will determine the currency in which they receive any dividends.
Holders of Limited DIs (through CREST)
Such holders will have amounts in respect of dividends declared by the Company in USD paid to them in Pounds Sterling by default, with the option to receive payments in USD.
Holders of Limited DIs (through the CSN Facility)
Such holders will have amounts in respect of dividends declared by the Company in USD paid to them in Pounds Sterling, with the option to receive USD in accordance with the terms and conditions of the CSN Facility.
Holders of Limited Shares on the Limited Share Register in Australia
Dividends will be paid in AUD by default, with holders able to elect to be paid in AUD, NZD, USD or Pounds Sterling via direct credit, or in AUD via cheque.
Holders of Limited Shares in dematerialised form through STRATE
Dividends will be paid in Rand. Shareholders will not be able to make an election to have dividends paid to them in another currency.
Limited ADS Holders
The procedures governing the payment of dividends to Limited ADS holders are governed by the terms of the Limited ADS Deposit Agreement.
(F) Dividend reinvestment plan
BHP has established dividend reinvestment plans, the terms and conditions of which are available on BHP’s website. It is expected that the Plc dividend reinvestment plans will be terminated following Unification. Limited currently intends to make arrangements to allow Plc Shareholders to participate, subject to customary eligibility requirements, in a dividend reinvestment plan post-Unification in respect of future dividends declared by Limited. BHP will communicate with Shareholders regarding the dividend reinvestment plans (including any steps that Plc Shareholders may be required to take in order to participate) in due course.
4.3 Explanation of the DI arrangements
Issue of Limited DIs and how the Limited DIs will work
A DI or depositary interest enables the holder to transact and to settle trades of the New Limited Shares in CREST. CREST is a paperless settlement system which allows securities to be transferred from one person’s CREST account to another electronically. Securities of issuers domiciled outside the United Kingdom, such as Limited Shares, cannot be held or settled directly in CREST. The Company expects to enter into arrangements with Computershare UK on or around the Implementation Date to enable investors to hold, transact and settle trades of New Limited Shares in CREST, in the form of the Limited DIs.

Each Limited DI represents an entitlement to one underlying New Limited Share. Underlying New Limited Shares will be listed on the FCA Official List and traded on the LSE. Limited DIs will be transferred in CREST to settle those trades in exactly the same way as any ordinary share. On receipt of Limited DIs, Plc Shareholders will not be the registered holders of the New Limited Shares to which they are entitled as a result of the implementation of the Plc Scheme. The registered holder of such New Limited Shares will be Computershare UK or its appointed custodian (who will hold the New Limited Shares as custodian for Computershare UK, the issuer of the Limited DIs). However, ownership of the Limited DIs will represent the entitlement of each Plc Shareholder to such New Limited Shares.
Under the DI Deed Poll, Computershare UK will issue Limited DIs representing entitlements to the New Limited Shares to Plc CREST Shareholders. In order to enable Plc Shareholders who hold their shares in certificated form to hold the Limited Shares they will receive in a form which can be used to settle trades on the LSE, the Company intends to enter into arrangements for Computershare UK to act as a nominee to hold Limited DIs representing New Limited Shares for Plc Certificated Shareholders under the CSN Facility.
For further detail relating to the settlement mechanics for a Plc Shareholder who holds their Plc Shares in CREST or in certificated form, please refer to Section 3.4 of Part VII (Information on Unification) of this document.
It is expected that, on or around the Implementation Date, Computershare UK will be appointed by the Company under a depositary services agreement to issue the Limited DIs on the terms of the DI Deed Poll and to provide certain other services in connection with the Limited DIs, in exchange for certain fees and expenses. These services include acting as custodian, complying with the provisions of the DI Deed Poll, maintaining a depositary interest register, processing distributions and dealing with routine correspondence with holders of Limited DIs.
The Company expects to enter into an agreement in relation to the CSN Facility with Computershare UK on or around the Implementation Date for the provision of registrar services by Computershare UK, including maintaining records of participants in the CSN Facility, issuing statements of ownership, providing online access to enable participants to view their holdings, processing electronic instructions on their behalf, providing proxy services, processing distributions and providing a dealing facility.
Cost and fee implications of holding Limited DIs directly or through the CSN Facility
While there are no additional costs or fees for holding Limited DIs directly or through the CSN Facility:
a Plc CREST Shareholder should read the terms and conditions on which DIs are issued and held in CREST in the DI Deed Poll (a summary of which is set out below and which is available to view online at www.bhp.com/unify and also available on request from Computershare UK using the contact details in Section 11 of Part VII (Information on Unification) of this document) and the CREST International Manual; and
a Plc Certificated Shareholder in a Permitted Jurisdiction should read the CSN Terms and Conditions (a summary of which is set out below and which are available to view online at www.bhp.com/unify), in particular in relation to withdrawing from the CSN Facility.
If such Limited DIs are held through a nominee or custodian, there may be fees associated with such arrangements which would be subject to the separate engagement with such nominee or custodian.
Summary of the principal terms of the DI Deed Poll
As noted above, the Limited DIs will be created and issued under the DI Deed Poll, which will govern the relationship between Computershare UK and the holders of the Limited DIs.
The DI Deed Poll to be executed by Computershare UK on or around Implementation is governed by English law and is available (in agreed form only) on the BHP Group’s website at www.bhp.com/unify and on request from Computershare UK.

Under the DI Deed Poll, Computershare UK will, directly or via an appointed custodian, hold the underlying Limited Shares on trust for all holders of Limited DIs as tenants in common and will hold on trust and pass on to holders of Limited DIs any stock or cash benefits received by it as holder of the underlying Limited Shares.
Holders of Limited DIs will be required to warrant, among other things, that Limited Shares issued or transferred to Computershare UK (or a custodian on its behalf) will be free and clear of all third-party security interests and that such transfers are not in contravention of any contractual obligation, law or regulation.
Subject to certain exceptions, Computershare UK and any custodian or agent appointed by it (and their respective officers, employees and agents) are entitled to be indemnified against all liabilities incurred in the performance of their obligations under the DI Deed Poll and may make deductions from income or capital receipts which would otherwise be due to the Limited DI holder and/or sell the underlying Limited Shares and make such deductions from the proceeds of sale as may be required for this purpose or to meet any tax liability of such Limited DI holder in respect of which Computershare UK is required to make any deduction or withholding. Otherwise, save for liabilities which arise from the acts or instructions of a Limited DI holder and any tax liability of a Limited DI holder, each Limited DI holder’s liability is limited to the cash and other property which Computershare UK holds on trust for that Limited DI holder from time to time (the “Trust Property”).
The DI Deed Poll permits Computershare UK to charge Limited DI holders fees and expenses out of the Trust Property and contains provisions excluding and limiting Computershare UK’s liability. Computershare UK will not be liable for any acts or omissions of the Company, the CREST operator or any third party reasonably appointed by Computershare UK outside its group to provide services in connection with the Limited DIs.
Any liability of Computershare UK to a Limited DI holder arising out of or in connection with Computershare UK’s performance or non-performance of its obligations or duties (other than liability resulting from negligence, wilful default or fraud) will be excluded. Except in the case of personal injury or death, any liability incurred by Computershare UK to a Limited DI holder resulting from negligence, wilful default or fraud will be limited to the value (at the date the act, omission or other event giving rise to the liability is discovered and as if such act, omission or other event had not occurred) of the Trust Property that would have been properly attributable (if such act, omission or other event had not occurred) to the Limited DIs to which the liability relates or, if less, that proportion of £5,000,000 which corresponds to the proportion which the amount Computershare UK would otherwise be liable to pay to the Limited DI holder bears to the aggregate of the amounts that Computershare UK would otherwise be liable to pay to all or any Limited DI holders in respect of the same act, omission or event which gave rise to such liability or, if there are no such other amounts, £5,000,000. Computershare UK may terminate the DI Deed Poll by giving at least 90 days’ notice to Limited DI holders. The Trust Property will be held in pooled accounts. In the event of any shortfall in those accounts, Limited DI holders will be entitled to their pro rata share of the available Limited Shares or cash.
Computershare UK may only make amendments to the DI Deed Poll which would be materially prejudicial to the interests of Limited DI holders as a whole by giving 40 days’ notice to Limited DI holders and following consultation with Limited. Computershare UK (or any other duly appointed nominee or custodian) may require any holder of Limited DIs to provide information in relation to their holdings of Limited DIs on the same basis as such information may be required from a holder of Limited Shares.
Summary of the principal CSN Terms and Conditions
Computershare UK will, directly or via an appointed custodian, hold Limited DIs for participants in the CSN Facility (“CSN Participant”) on the CSN Terms and Conditions. Under the CSN Terms and Conditions, CSN Participants are the beneficial owners of the Limited DIs to which they relate and may give instructions to transfer the Limited DIs or underlying Limited Shares. By participating in the CSN Facility, CSN Participants warrant and undertake that they will not grant any pledge or charges over their Limited DIs.

The CSN Terms and Conditions are governed by English law and are available on the BHP Group’s website at www.bhp.com/unify.
Computershare UK agrees to pass on company communications and act on CSN Participants’ instructions to exercise voting and other rights in relation to their underlying Limited Shares (provided that it is correctly instructed on time or put in funds if it is required to make any payment) and to take all reasonable steps to treat CSN Participants, so far as reasonably possible, in the same way as a registered holder of Limited Shares.
Computershare UK (or a custodian on its behalf) is appointed as agent for the CSN Participants to give CREST instructions. Computershare UK is not responsible for losses incurred from acts or omissions of the CREST member through whom messages are delivered into CREST on its behalf or arising from CREST. CSN Participants are required to indemnify Computershare UK for costs and liabilities which may arise if they require Computershare UK to give CREST instructions which cannot be completed for any reasons connected with the CSN Participant.
Client money held on behalf of CSN Participants will be held in pooled accounts. Computershare UK will be entitled to set off amounts it owes to a CSN Participant against any amounts owed to it by that CSN Participant. Computershare UK may make deductions in respect of any applicable withholding tax from payments due to a CSN Participant.
Computershare UK may terminate a CSN Participant’s participation in the CSN Facility if the CSN Participant breaches the CSN Terms and Conditions, in which case, Computershare UK will transfer the underlying Limited DIs or Limited Shares to an account nominated by the CSN Participant. No charges are payable by a CSN Participant other than for services requested by that CSN Participant.
CSN Participants may be required to provide information in relation to their underlying holdings of Limited DIs on the same basis as such information may be required from a holder of Limited Shares. The CSN Terms and Conditions do not restrict a participant’s rights under the rules of the FCA or Financial Services Act 2012 and can be amended by Computershare UK.
4.4 Form and currency of the New Limited Shares
New Limited Shares held through CREST in the UK will be represented by uncertificated Limited DIs. The New Limited Shares issued to Plc Shareholders on the Plc South African Branch Register will be issued in uncertificated form and registered on the Limited South African Branch Register in the name of STRATE Nominee (with a sub-register of dematerialised beneficial interests in Limited Shares maintained by STRATE Nominee). The New Limited Shares held on the Limited Share Register will be held on the Company’s issuer sponsored sub-register and may be traded through an ASX participant broker. For further information please refer to Section 4.1 of this Part XIII.
The Company’s registries are:
Australia Limited DI and CSN Facility registry – United
Kingdom
Computershare Investor Services Pty Limited Computershare Investor Services PLC Yarra Falls 452 Johnston Street The Pavilions, Bridgwater Road Abbotsford VIC 3067 Bristol BS99 6ZZ
South Africa United States – Limited ADS Depositary
Computershare Investor Services (Pty) Ltd Citibank Shareholder Services
Rosebank Towers PO Box 43077
15 Biermann Avenue Providence RI 02940-3077
Rosebank 2196
South Africa
The New Limited Shares will be denominated in Australian dollars and quoted in Rand on the JSE, Pounds Sterling on the LSE and Australian dollars on the ASX. New Limited ADSs will be denominated in US dollars.

4.5 Rights attached to the Limited Shares
All Limited Shares will rank pari passu in all respects, there being no preferential conversion or exchange rights attaching thereto, and all of the Limited Shares will have equal rights to participate in capital, dividend and profit distributions by the Company and to vote at general meetings in accordance with the Limited Constitution (as summarised in Section 9 of this Part XIII).
4.6 Transferability of the Limited Shares
There are no restrictions on the transferability of the Limited Shares imposed by the Limited Constitution (as amended pursuant to Unification) and there are no restrictions on transfer of the Limited Shares in the United Kingdom or Australia except in limited circumstances.
The Amended Limited Constitution provides that Limited can refuse to register any transfer where permitted to do so by the Corporations Act 2001, the ASX Listing Rules or the operating rules of the relevant securities clearing house. The Corporations Act 2001 provides that shares in an Australian company are transferable or transmissible as provided by the company’s constitution and the operating rules of the relevant securities clearing house. The Corporations Act 2001 also provides that, if the court is satisfied that a refusal or failure by the company to register a transfer was without just cause, the court can order that the transfer be registered.
Persons who receive New Limited Shares under the Plc Scheme (including New Limited Shares represented by New Limited ADSs), other than any holder of New Limited Shares who may be deemed an “affiliate” of the Company post completion of Unification for purposes of Rule 144 under the US Securities Act, may resell them without restriction under the US Securities Act. Limited Shareholders (including those persons who become Limited Shareholders pursuant to the Plc Scheme) who believe they may be affiliates of the Company for the purposes of the US Securities Act should consult their own legal advisers. See Section 22 of this Part XIII for further information.
4.7 Holding Limited ADSs
Upon Unification, Plc ADS Holders on the register of the Plc ADS Depositary at the New Limited ADS Admission Time will be entitled to have one New Limited ADS distributed to them for each Plc ADS held by them at the New Limited ADS Admission Time. Please refer to Section 3.4 of Part VII (Information on Unification) of this document for further details.
Following Unification, the Company will retain its listing on the NYSE in the United States (ticker
“BHP”). Citibank N.A. will remain the Limited ADS Depositary for Limited ADSs.
Aside from the underlying ordinary shares represented by the applicable ADSs, the terms of the Company’s ADR program are substantially similar to the terms of Plc’s ADR program. A summary of the material provisions of the Limited ADS Deposit Agreement is contained in Exhibit 2.1 to the 2021 Annual Report and Accounts on Form 20-F, filed with the SEC.
Following Unification, the Company will continue to be subject to the reporting and governance obligations under the US Exchange Act, the US Sarbanes-Oxley Act and NYSE listing standards applicable to it as a foreign private issuer. Plc expects to cease separately reporting under the US Exchange Act and to de-list and terminate the Plc ADR program.
5. COMPARISON BETWEEN CORPORATE AND SECURITIES LAWS AND REGULATIONS
If Unification is implemented, Plc Shareholders who hold shares in Plc (a company registered in England and Wales, governed by English corporate and securities laws and with a premium listing on the LSE) at the Plc Scheme Record Time will (unless they are an Excluded Shareholder) instead hold shares in the Company (an Australian company governed by Australian corporate and securities laws and with its primary listing on the ASX and a standard listing on the LSE).
The legal and regulatory regimes governing companies in Australia and the UK are founded on the same underlying principles and have many similarities. For example, the core principles that underlie the ASX Corporate Governance Principles and Recommendations to which the Company is (and will remain) subject are similar to the underlying objectives of the UK Corporate Governance Code, and the Australian and UK rules regulating takeovers of listed companies are based on similar underlying policies. There are, however, some differences, and this Section 5 contains a comparison of certain Australian and English corporate laws and securities laws and regulations, including takeover laws, to help Plc Shareholders understand the differences in the two regulatory regimes. This Section 5 also sets out a summary of the main differences in the regulations under English law applying to standard listings and premium listings on the LSE. Unification will not otherwise change the regulatory regime applicable to the BHP Group.
The comparison below is only an overview and is not an exhaustive statement of either the relevant Australian law or English law. References to “Australian law” in this Section 5 are references to the Corporations Act 2001, ASX Listing Rules and Australian common law (as applicable). References to “English law” are references to the Companies Act 2006, the Company Directors Disqualification Act
1986, the Insolvency Act 1986, the FCA Listing Rules, the UK Corporate Governance Code, the City
Code and English common law (as applicable).
Plc (pre-Unification) Company (post-Unification)
Main corporate regulations • Companies Act 2006 applies.
City Code applies.
FCA Listing Rules, Prospectus Regulation Rules, and Disclosure Guidance and Transparency Rules apply.
As a company with a premium listing on the LSE, Plc must comply or explain non- compliance with the UK Corporate Governance Code. The Company will continue to be subject to the ASX Listing Rules, ASX Corporate Governance Principles and Recommendations and the Corporations Act 2001. The Company will also continue to be subject to ongoing reporting and governance obligations under the US Exchange Act, the US Sarbanes-Oxley Act and NYSE listing standards applicable to it as a foreign private issuer.
Companies Act 2006 and City
Code no longer apply.
UK listing regime continues to apply to the Company with a standard listing, but principles and rules for premium-listed companies will not apply.
As a company with a standard listing on the LSE, the Company will not be required to comply or explain non- compliance with the UK Corporate Governance Code.

Plc (pre-Unification) Company (post-Unification)
Directors The Plc Articles of Association provide that a director must retire at the first annual general meeting following their appointment and thereafter at the third AGM following their last election or re-election. One- third of the directors must retire each year. Under the articles, the minimum number of directors is eight and the maximum is 20.
Further, the UK Corporate Governance Code provides certain best practice for UK-listed companies (with companies being required to either comply or explain why compliance is not appropriate in the circumstances) including the following:
a chair should be independent and the chief executive should not become chairman of the same company;
the board should include an appropriate combination of executive and non-executive (and, in particular, independent non-executive) directors such that no individual or small group of individuals can dominate the board’s decision-making;
notice periods and service contracts for directors should be set at one year or less; and
all directors should be subject to annual re-election by the shareholders. The Amended Limited Constitution contains the same election and re- election procedures as Plc’s articles of association, and the same minimum and maximum number of directors.
The Company will continue to be subject to the ASX Listing Rules, which provide that:
companies must hold an election of at least one director each year;
no director, other than a managing director, can hold office for more than three years or past the third annual general meeting following their appointment (whichever is longer) without re-election (if there is more than one managing director, only one is not subject to this rule); and
companies in the S&P/ASX
300 index must have:
an audit committee, which:
– has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and
– is chaired by an independent director, who is not the chair of the board; and
a remuneration committee comprised solely of non- executive directors.
The Company will continue to be subject to the ASX Corporate Governance Principles and Recommendations (and must either comply with them or explain non- compliance), including the following:
a majority of the board, including the chairperson, should be independent directors; and
the roles of chairperson and chief executive officer should not be exercised by the same individual.
The Board intends to continue its current practice of holding annual Non-Executive Director re-elections.

Plc (pre-Unification) Company (post-Unification)
Powers and duties of directors Under English law, directors owe certain statutory duties to the company, as set out in the Companies Act 2006: This includes a duty to:
act within powers conferred on the directors;
promote the success of the company;
exercise independent judgment;
exercise reasonable care, skill and diligence;
avoid conflicts of interest;
not accept benefits from third parties; and
declare interests in proposed transaction or arrangements with the company.
Compliance with these duties will be interpreted and applied in the same way as the common law duties of directors. Directors will continue to owe certain statutory and fiduciary obligations to the company under Australian law. This includes a duty to:
act in good faith in the best interests of the company and for a proper purpose;
not fetter their discretion;
exercise care, skill and diligence;
avoid conflicts of interest;
not use their position or information to their advantage; and
declare personal interests in matters.
Issue of new shares As shareholders in a company with a premium listing on the LSE, existing Plc Shareholders have pre-emption rights in respect of shares issued for cash by Plc, unless a special resolution has been passed at a general meeting of shareholders to the contrary.
Rule 9.5 of the FCA Listing Rules also imposes certain obligations on companies with a premium listing on the LSE relating to rights issues, placings and other offers of securities, for example the restriction whereby listed companies making an open offer, placing or issuing shares out of treasury may not apply a discount of more than 10 per cent to the middle market price of those shares at the time of announcement of the securities offering (unless shareholder approval has been obtained).
Plc has a standing authority to allot up to 10 per cent of its total issued share capital. Shareholders in a company with a standard listing on the LSE do not benefit from the pre-emption rights under Rule 9.3.11 of the FCA Listing Rules. Further, under Australian law, no automatic pre-emption rights apply.
However, Chapter 7 of the ASX Listing Rules will continue to prohibit the issue of new Limited Shares and other non-pro-rata equity securities without shareholder approval in certain circumstances.
As a company with a standard listing on the LSE, the Company will not be required to comply with Rule 9.5 of the FCA Listing Rules.

Plc (pre-Unification) Company (post-Unification)
Capital management
– capital reduction Under English law, a public company may only reduce its share capital pursuant to a special resolution of the shareholders, passed at a general meeting of the company, which is subsequently sanctioned by the court. Under Australian law, capital reductions generally require shareholder approval, but do not require court sanction.
Equal capital reductions require shareholder approval by ordinary resolution. Selective capital reductions must be approved by a special majority prescribed under the Corporations Act 2001.
In addition, if the reduction involves the cancellation of shares, it must also be approved by a special resolution passed at a meeting of the shareholders whose shares are to be cancelled.
Capital management
– share buy- backs Under English law, a public company may only buy-back its shares out of distributable profits or the profits of a fresh issue of shares made for the purpose of the redemption. The buy- back can either happen through an off-market purchase (pursuant to an agreement) or a market purchase, both of which must be approved by an ordinary resolution.
A company with a premium listing on the LSE must also comply with rules on dealings in own securities under Chapter 12 of the FCA Listing Rules, including restrictions on timing and price and requirements as to notification, shareholder approval and tender offers. Under Australian law, a company may buy back its own shares if the buy- back does not materially prejudice the company’s ability to pay its creditors and the company follows the procedures laid down in the Corporations Act 2001.
Shareholder approval by ordinary resolution will be required if the buy- back will exceed 10 per cent of the smallest number of votes attaching to voting shares on issue during a twelve-month period.
Shareholder approval by special resolution will be required if the buy- back is selective and does not qualify as an equal access buy-back.
Companies with a standard listing on the LSE are not required to comply with Chapter 12 of the FCA Listing Rules.
Source and payment of dividends Under English law, the general rule is that English companies may only pay dividends out of distributable profits and not out of capital. In addition, a public company can only make a dividend where the amount of its net assets is not less than its called-up share capital plus undistributable reserves and would not become less as a result of the dividend. Under Australian law, an Australian company must not pay a dividend unless:
its assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for payment of the dividend;
the payment of the dividend is fair and reasonable to its shareholders as a whole; and
the payment of the dividend does not materially prejudice its abilities to pay its creditors.

Plc (pre-Unification) Company (post-Unification)
Directors’
remuneration UK-listed companies are required to:
publish a board-approved report on directors’ remuneration as part of their annual reporting cycle;
put a non-binding resolution to shareholders on the remuneration report at each annual general meeting;
prepare a directors’ remuneration policy every three years’; and
put a binding resolution to shareholders on the remuneration policy at an annual general meeting every three years. Under Australian law, the Company will continue to be required to publish a board-approved remuneration report on the remuneration of directors and other key management personnel.
Shareholders will continue to have the right to participate in a non-binding vote on the adoption of the remuneration report at every annual general meeting.
If in two consecutive annual general meetings 25 per cent or more of the votes cast on the resolution are against adopting the remuneration report, a ‘spill resolution’ must then be put to shareholders at the second meeting. A spill resolution is a resolution that a spill meeting be held and all directors (other than a managing director who is exempt from the retirement by rotation requirements) cease to hold office immediately before the end of the spill meeting. If the spill resolution is approved by the majority of votes cast on the resolution, a spill meeting must be held within 90 days at which directors wishing to remain as directors must stand for re-election.
Transactions involving directors – declarations of interest Under English law, a director of an English company who is directly or indirectly interested in a matter that does, or could, relate to the affairs of the company has a duty to declare the nature of his interest. Under Australian law, a director who has a material personal interest in a matter that relates to the affairs of a company must give the other directors notice of that interest and can, in certain circumstances, be excluded from participating in a board meeting where the matter is discussed.
Restrictions on transfer/owner- ship Under English law, there are only limited circumstances in which a listed company may refuse to register a transfer of shares. The general rule is that shares are transferable without any restrictions except those imposed by law or the company’s articles of association. The general rule is the same under
Australian law.

Plc (pre-Unification) Company (post-Unification)
Takeovers In the UK, takeovers of public companies are regulated by the City Code. The City Code is administered by the UK Panel, a body comprising representatives of certain City of London financial and professional institutions which oversees the conduct of such takeovers. In general, the City Code requires a person who acquires shares which carry 30 per cent or more of the voting rights of a company to make a takeover offer for all the shares in the company.
The City Code is designed principally to ensure that shareholders in an offeree company are treated fairly and are not denied the opportunity to decide on the merits of a takeover and that shareholders in the offeree company of the same class are afforded equivalent treatment by an offeror. The City Code also provides an orderly framework within which takeovers are conducted. Under Australian law, the Corporations Act 2001 places restrictions on a person acquiring voting power of more than 20 per cent in a listed company. Generally, such acquisitions cannot be made unless:
the person does not acquire more than 3 per cent of the voting shares in the company in any six month period;
the acquisition is made with shareholder approval;
the acquisition is made under a takeover bid made in accordance with Australian law; or
some other exception applies under Australian law.
Takeover bids must treat all shareholders alike and must not involve any collateral benefits. Various restrictions about conditional offers exist and there are also substantial restrictions concerning the withdrawal and suspension of offers. The Australian Takeovers Panel is the primary forum for resolving disputes in relation to Australian takeover offers during the bid period.
The City Code will no longer be applicable if an offer is made for the BHP Group.
Disclosure of substantial shareholdings Under English law, a person must notify a public company if their interest in the company reaches 3 per cent (and thereafter where their interest increases or decreases by 1 per cent). In Australia, a similar notification must be given to the company and the ASX if a person acquires voting power of more than 5 per cent in a listed company (and thereafter where their voting power increases or decreases by at least 1 per cent, or where their voting power ceases to be more than
5 per cent).

Plc (pre-Unification) Company (post-Unification)
Protection of minority shareholders – oppression Under English law, a shareholder of an English company may apply to the court under the Companies Act
2006 for an order on the ground that the company’s affairs are being or have been conducted in a manner which is unfairly prejudicial to the interests of its shareholders generally, or to certain shareholders (including at least himself), or that any actual or proposed act or omission of the company (including an act or omission on its behalf) is or would be so prejudicial.
An English court may make such order as it thinks fit (such as a purchase order requiring the respondent company to purchase the shares held by the petitioner shareholder). Under Australian law, a shareholder of an Australian company may apply to the court under the Corporations Act
2001 to bring an action in cases of conduct which is either contrary to the interests of shareholders as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any shareholders in their capacity as a shareholder, or themselves in a capacity other than as a shareholder. Former shareholders can also bring an action if it relates to the circumstances in which they ceased to be a shareholder.
An Australian court may make such order as it thinks fit (such as a purchase order requiring the respondent company to purchase the shares held by the petitioner shareholder).
Under Australian law, minority shareholders also have the following protections:
they may, in certain circumstances, take proceedings for injunctive or other relief to prevent the majority from exercising their voting power improperly by virtue of the doctrine of fraud on the minority; and
they may, in certain circumstances, enforce their personal rights as members, including their right to enforce the statutory contract created by the company’s constitution.
Protection of minority shareholders – derivative actions Under English law, the general rule is that the company is the proper claimant in any action in respect of wrongs done to the company. The Companies Act 2006 provides an exclusive regime for derivative claims that a member of a company may bring. Under the statutory regime, a derivative claim can only be brought in respect of a cause of action relating to: (i) negligence; (ii) default; (iii) breach of duty; and/or (iv) breach of trust by a director of a company. While leave of the Court is not required to commence a derivative claim, permission is required to continue such a claim. Under Australian law, the Corporations Act 2001 provides for a statutory derivative action which may be instituted by a shareholder, former shareholder or person entitled to be registered as a shareholder, of an Australian company. In all cases, leave of the court is required. Such leave will be granted if:
it is probable that the company will not itself bring the proceedings or properly take responsibility for them;
the applicant is acting in good faith;
it is in the best interests of the company; and
there is a serious question to be tried.

Plc (pre-Unification) Company (post-Unification)
Right to inspect corporate books and records Under the Companies Act 2006, an English company is required to keep a number of statutory books and registers. Subject to certain conditions, shareholders have a right to inspect certain of these books and registers. Under Australian law, a company must allow any person to inspect the register of members, register of option holders and register of debenture holders of the company.
Significant transactions Under English law, the FCA Listing Rules require a premium listed company, like Plc, to notify its shareholders of certain significant transactions. The FCA Listing Rules classify transactions according to their size as either Class 1, Class 2 or Reverse Takeover transactions based on certain financial tests. Depending on the type of transaction, the relevant company is required to comply with certain disclosure and shareholder approval requirements. The ASX Listing Rules require shareholder approval for the sale of a listed company’s main undertaking and ASX consultation for transactions that constitute a significant change, directly or indirectly, to the nature or scale of its activities, a sale of its main undertaking or, in certain circumstances, the sale of a major asset.
As a company with a standard listing on the LSE, the English law requirements for class transactions will not apply to the Company following Unification.
Related party transactions Under English law, the FCA Listing Rules contain certain rules which apply to premium listed companies, to prevent related parties from taking advantage of their position while transacting with the company.
If the listed company enters into a related party transaction meeting certain materiality thresholds, it must notify its shareholders of the relevant details and, in some situations, it must also obtain their approval before entering into the transaction, or ensure that the transaction is conditional upon such shareholder approval being obtained prior to completion. The related party will not be eligible to vote on the relevant resolutions. Smaller transactions with related parties must be reviewed by the company’s sponsor, who must confirm that the terms are fair and reasonable as far as shareholders are concerned. The Company will continue to be subject to the related party transactions regime under Chapter 2E of the Corporations Act 2001, pursuant to which shareholder approval is required to provide a financial benefit to a related party, unless an exception applies.
The Company will also continue to be subject to the ASX Listing Rules which require shareholder approval of certain transactions with related parties. In particular, the ASX Listing Rules prohibit a listed Australian company from acquiring a substantial asset from, or disposing of a substantial asset to, one of its directors or a substantial (greater than
10 per cent) shareholder unless it obtains the approval of shareholders. In addition, the ASX Listing Rules prohibit the company from issuing shares to a director unless it obtains the approval of shareholders or the share issue is exempt.
However, as a company with a standard listing on the LSE, the Company will not be required to comply with the provisions of Chapter 11 of the FCA Listing Rules and will not need to seek confirmation from a sponsor that the terms of a related party transaction are fair and reasonable.

Plc (pre-Unification) Company (post-Unification)
Sponsor The FCA Listing Rules require companies with a premium listing on the LSE to retain a sponsor for certain transactions and to consult a sponsor if proposing to enter into certain transactions in which the appointment of a sponsor might be required, in order to obtain guidance as to the application of the FCA Listing Rules to such transaction. Sponsors owe responsibilities to the FCA, including providing assurance to the FCA that the company in question has met its obligations under the FCA Listing Rules in respect of certain transactions. As a company with a standard listing on the LSE, the Company will only be required to appoint a sponsor under English law if it wishes to transfer its listing on the LSE to a premium listing.
6. SIGNIFICANT SUBSIDIARIES
As at the date of this Prospectus, the Company and Plc are both considered to be parent companies of the BHP Group. Following Unification, the Company will be the sole parent company of the BHP Group. A full list of related undertakings (comprising subsidiaries, joint ventures, associates and other significant holdings) is set out in Notes 30, 31 and 32 on pages 180 – 183 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) of this document.
7. SHAREHOLDER AUTHORITIES TO BE PROPOSED AT THE SHAREHOLDER MEETINGS
Unification will be effected, and the New Limited Shares will be issued, under the resolutions to be proposed at the Shareholder Meetings, as summarised below.
In relation to the Plc Scheme Meeting, the resolution to approve the Plc Scheme (with or without modification).
In relation to the Plc GM:
(A) the special resolution to authorise the Plc Directors (or a duly authorised committee thereof) to take all such action they may consider necessary or appropriate for carrying the Plc Scheme into effect;
(B) the ordinary resolution to authorise the Plc Special Voting Share Buy-back;
(C) the special resolution to approve the Class Rights Action in connection with the Plc Special
Voting Share Buy-back;
(D) the special resolution to amend the Plc Articles of Association; and
(E) the ordinary resolution to approve the Class Rights Action in connection with the change in status of Plc from a public listed company with its primary listing on the LSE to a private limited company.
In relation to the Limited GM:
(A) the special resolution to amend the Limited Constitution;
(B) the special resolution to authorise the Limited Special Voting Share Buy-back; (C) the special resolution to authorise the DLC Dividend Share Buy-back;
(D) the special resolution to approve the Class Rights Action in connection with the Plc Special
Voting Share Buy-back; and

(E) the ordinary resolution to approve the Class Rights Action in connection with the change in status of Plc from a public listed company with its primary listing on the LSE to a private limited company.
The resolutions proposed at the Plc Scheme Meeting, the Plc GM and the Limited GM will be inter- conditional (i.e. both the Limited Shareholders and Plc Shareholders must pass their respective resolutions at each of the Shareholder Meetings), and will each be conditional on Unification becoming effective.
None of the Unification Resolutions will become effective unless all of the Unification Resolutions are approved and adopted by the requisite majorities at each of the Shareholder Meetings. Full details of the Unification Resolutions are set out in the Notices of Meeting.
8. MAJOR SHAREHOLDERS
As far as the Company is aware, at the Latest Practicable Date, the persons listed below held the following direct or indirect interests as shareholders of the Company, holding 5 per cent or more of the voting rights as notified to the Company under the Corporations Act 2001:
As at the Latest
Practicable Date(1)
Percentage of total voting
Name of Shareholder Number of shares rights (%)
BlackRock Group 176,981,268 6.00
(1) The percentage quoted is based on the total voting rights conferred by ordinary shares in the Company as at the Latest
Practicable Date of 2,950,251,394.
None of the Company’s major shareholders has different voting rights from any other holder of ordinary shares.
9. LIMITED CONSTITUTION AND AMENDED LIMITED CONSTITUTION
From implementation of Unification, certain provisions of the Limited Constitution will be amended, as set out in the Amended Limited Constitution.
The Amended Limited Constitution has retained the form of the current Limited Constitution, with changes to remove DLC-specific provisions and to clarify the Company’s ability to make in-specie capital reductions. A summary of the key changes, and how they will differ compared to the position under the Limited Constitution is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of Limited Shareholders.
The Amended Limited Constitution is available for inspection at the address specified in Section 24 of Part XIII (Additional Information) of this document.

Position in Limited Constitution Position in Amended
Limited Constitution
Objects The objects of the Company are not restricted by the Limited Constitution. No change.
Share rights The Company may issue shares or other securities (including redeemable shares) with preferred, deferred or other special rights, obligations or restrictions. The Limited Directors may issue shares on any terms it considers appropriate, provided that: (i) the issue does not affect any special rights of Limited Shareholders; (ii) if required, the issue is approved by Limited Shareholders; and (iii) if the issue is of a class other than ordinary shares, the rights attaching to the class are expressed at the date of issue. No change.
Voting rights Limited Shareholders are entitled to vote at a general meeting on a show of hands or a poll. However, Plc Shareholders are indirectly (via the Limited Special Voting Share) able to vote on Joint Electorate Actions and Class Rights Actions.
At a general meeting of the Company, subject to any special rights or restrictions attached to any class of shares: (i) on a show of hands, each Limited Shareholder present in person and every duly appointed proxy present has one vote; and (ii) on a poll, each Limited Shareholder has one vote for each fully paid Limited Share and, for each other Limited Share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share. On a poll, votes may be given either personally or by proxy and a person entitled to more than one vote need not use all that person’s votes or cast all the votes in the same way.
For the purposes of determining which shareholders are entitled to attend or vote at a general meeting of the Company, and how many votes such shareholder may cast, the notice of the general meeting will specify when a shareholder must be entered on the register of shareholders in order to have the right to attend or vote at the meeting. Following Unification, the provisions relating to Joint Electorate Actions and Class Rights Actions will no longer be required.
The position in relation to attendance and voting will also remain unchanged.

Position in Limited Constitution Position in Amended
Limited Constitution
Transfer of shares Limited Shareholders are allowed to transfer shares using an instrument of transfer in any usual or common form or in any other form which the Limited Directors may prescribe or accept. Limited Shareholders are also allowed to transfer shares by a proper transfer in accordance with ASX Settlement Operating Rules or any other electronic system established or recognised by the ASX Listing Rules in which the Company participates.
The Limited Directors may refuse to register any transfer of shares: (i) if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law or the ASX Listing Rules; (ii) on which the Company has a lien or which are subject to forfeit; (iii) if permitted to do so under the ASX Listing Rules; and (iv) in favour of more than four persons jointly. No change, subject to all references to the Limited Special Voting Share and the DLC Dividend Share, and related provisions, being removed in accordance with Unification.
Modification of rights Rights attached to any class of shares may be modified with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two or more persons entitled to vote and holding or representing by proxy in aggregate not less than one-third in nominal value of the issued shares of the class, except at an adjourned meeting where one holder entitled to vote and present in person or by proxy shall be a quorum (irrespective of the number of shares held). In addition, subject to any rights or restrictions attached to any class of shares, every holder of shares of the class present in person or by proxy and entitled to vote shall be entitled on a poll to one vote for every share of the class held.
The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be modified. No change.

Position in Limited Constitution Position in Amended
Limited Constitution
Share control limits There are prohibitions on acquiring certain interests in Limited Shares. Namely, a person must not acquire a relevant interest in either Limited Shares or the Limited Special Voting Share if, because of that acquisition, that person or someone else’s voting power in Limited increases from 20 per cent or below to more than 20 per cent, or increases form a starting point that is above 20 per cent and below
90 per cent; or, a person must not acquire a legal or beneficial interest in either Limited Shares or the Limited Special Voting Share if because of that acquisition another person acquires a relevant interest in Limited Shares or the Limited Special Voting Share and someone’s voting power in Limited increases from 20 per cent or below to more than 20 per cent, or increases from a starting point that is above 20 per cent and below 90 per cent. Prohibitions are also placed on the acquisition of Plc Shares, in that a person cannot acquire an interest of Plc Shares that is equal to 30 per cent or more.
A person who breaches these share control limits will be in breach of the Limited Constitution, unless such an acquisition is permitted under the Limited Constitution. An acquisition that reaches the share control limits is permitted where the Board consents to the acquisition and is satisfied that the acquisition is pursuant to a procedure which applies to both Limited Shareholders and Plc Shareholders, is compliant with all applicable law and regulations and provisions of the Limited Constitution, and affords equivalent treatment to Limited Shareholders and Plc Shareholders. Following Unification, the share control provisions will no longer be included in the Amended Limited Constitution. As such, following Unification, any takeover of the Company will be regulated under the Corporations Act 2001 (see Section 11 of this Part XIII for further information).
Quorum at general meetings The quorum for all general meetings is at least five Limited Shareholders present in person or by proxy. No business may be transacted at any meeting except the election of a chair and the adjournment of the meeting unless the requisite quorum is present at the commencement of the business.
If there is not a quorum at a general meeting within
15 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the chair adjourns the meeting to a date, time and place determined by the chair. If no quorum is present at any adjourned meeting within 15 minutes after the time for the meeting, the meeting is dissolved. No change, subject to all references to the Parallel General Meeting, and provisions relating thereto, being removed in accordance with Unification.

Position in Limited Constitution Position in Amended
Limited Constitution
Attendance at shareholders’ meetings and proxies A form of appointment of a proxy is valid if it is in any form (including electronic) which the Limited Directors may prescribe or accept. Limited Shareholders who wish to appoint a proxy to attend, vote or speak at a general meeting of the Company on their behalf must deposit the relevant form appointing a proxy so that it is received by the Company not less than
48 hours before the time of the general meeting. No change.
Directors – General powers The Limited Directors may exercise all powers of the Company, other than those that are reserved for Limited Shareholders to exercise in a general meeting. No change.
Number of directors The number of directors shall not be less than eight or more than 20. No change.
Remuneration of directors As remuneration for services each non-executive director of the Company (other than an alternate director) is to be paid out of the Company’s funds a sum determined by the Limited Directors payable at the time and in the manner determined by the Limited Directors but the aggregate remuneration paid to all the non-executive directors in any year (together with remuneration paid to those non-executive directors by Plc) for their services may not exceed an amount fixed by the Company in a general meeting.
Any Limited Director who serves on any committee, or who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Limited Directors are outside the scope of the ordinary duties of a director or who, at the request of the Limited Directors, engages in any journey on the business of the Company, may be paid extra remuneration as determined by Limited Directors. No change, subject to references to Plc being removed in accordance with Unification.

Position in Limited Constitution Position in Amended
Limited Constitution
Appointment of directors A person may be appointed as a director of the Company by the existing directors of Limited or may be elected by the Limited Shareholders at a general meeting.
Any person appointed as a director of the Company by the existing directors will hold office only until the next general meeting that includes an election of directors.
A person may be nominated by shareholders to be elected as a director of the Company at a general meeting if:
a Limited Shareholder provides a valid written notice of the nomination; and
the person nominated by the Limited Shareholder satisfies candidature for the office and consents in writing to their nomination as a director, in each case, at least 40 Business Days before the date of the earlier of the general meeting of the Company or the Parallel General Meeting of Plc. The person nominated as a director may be elected to the board of directors of the Company by ordinary resolution passed in a general meeting. A person duly nominated for election at a general meeting of Plc will be nominated for election at the Parallel General Meeting of Limited.
There is sufficient flexibility in the Limited Constitution to allow for the BHP Group’s policy of annual re-election of all Non-Executive Directors. The Amended Limited Constitution will no longer refer to Parallel General Meetings, including in the context of director nominations.
The flexibility to allow for the BHP Group’s policy of annual re-election of all Non-Executive Directors will remain unchanged.
Retirement of directors The Board currently has a policy consistent with the UK Corporate Governance Code under which all Directors must, if they wish to remain on the Board, seek re-election by shareholders annually. This policy took effect from the 2011 annual general meetings of Plc and the Company and replaced the previous system that required Directors to submit themselves to shareholders for re-election at least every three years.
A Director may be removed in accordance with applicable law and must vacate their office as a Director in certain circumstances set out in the Limited Constitution. There is no requirement for a Director to retire on reaching a certain age. The flexibility to allow for the BHP Group’s policy of annual re- election of all Non- Executive Directors will remain unchanged.
No other change.
Removal of directors by ordinary resolution Limited Shareholders may remove a director by passing an ordinary resolution to that effect. No change.

Position in Limited Constitution Position in Amended
Limited Constitution
Directors’ interests Subject to the Corporations Act 2001, provided that they have disclosed to the Limited Directors the nature and extent of any interest they have, a Limited Director notwithstanding their office: (i) may be a party to, or otherwise interested in, any contract, transaction or arrangement with the Company or in which the Company is otherwise interested; (ii) may be a director or other officer of, or employed by, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; (iii) may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company (other than as auditor) and be remunerated therefore; and (iv) shall not, save as otherwise agreed by them, be accountable to the Company for any benefit which they derive from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit. No change.
Restrictions on voting Subject to the Corporations Act 2001, a Limited Director may not vote in respect of any contract or arrangement or any other proposal in which they have a material personal interest except in certain prescribed circumstances.
If a Limited Director has a material personal interest and is not entitled to vote on a proposal, they will not be counted in the quorum for any vote on a resolution concerning the material personal interest. No change.
Borrowing powers Subject to the Corporations Act 2001, the Limited Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. No change.

Position in Limited Constitution Position in Amended
Limited Constitution
Indemnity of directors Each Limited Director and former Limited Director of the Company shall be indemnified out of the assets of the Company against any liability incurred by the Limited Director in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the Limited Director.
In addition, where the Limited Directors consider it appropriate, the Company may make payments of amounts by way of premium in respect of any contract effecting insurance on behalf or in respect of a Limited Director against any liability incurred by the Limited Director in or arising out of the conduct of the business of Limited or in or arising out of the discharge of the duties of the Limited Director and bind itself in any contract or deed with any Limited Director to make the payments. No change.
Declaration of dividends The Limited Directors may determine that a dividend (including an interim dividend on account of the next forthcoming dividend) is payable and fix the amount, time for payment and method of payment. The methods of payment may include the payment of cash, the issue of shares, the grant of options and the transfer of assets. No change.
Payment of dividends The Limited Directors may determine that a dividend is payable and fix the amount, time for payment and method of payment. No change.
Non-cash distributions The Limited Directors may determine that payment of a dividend be effected wholly or in part by the distribution of specific assets, including paid up shares, debentures, options or other securities of the Company or any other entity. Under the Amended Limited Constitution, the existing ancillary powers in relation to dividends otherwise than in cash will be expanded to also apply to capital reductions.
Unclaimed dividends All unclaimed dividends may be invested or otherwise used by the Limited Directors for the benefit of whichever of the Company determined that dividend, until claimed or, in the case of the Company, otherwise disposed of according to law. No change.

10. LIMITED DIRECTORS AND LIMITED SENIOR MANAGEMENT
10.1 Limited Directors
The Limited Directors and their principal functions within the Company and principal business activities outside the Company, are set out below. The business address of each of the Limited Directors is both Nova South, 160 Victoria Street, London, SW1E 5LB, United Kingdom and 171
Collins Street, Melbourne, Victoria 3000, Australia.
Name Current position in respect of the Company
Date appointed
Executive Director:
Mike Henry CEO January 2020
Non-Executive Directors:
Ken MacKenzie Chair September 2017
Non-Executive Director September 2016
Terry Bowen Non-Executive Director October 2017
Malcolm Broomhead Non-Executive Director March 2010
Xiaoqun Clever Non-Executive Director October 2020
Ian Cockerill Non-Executive Director April 2019
Gary Goldberg Senior Non-Executive Director February 2020
John Mogford Non-Executive Director October 2017
Christine O’Reilly Non-Executive Director October 2020
Dion Weisler Non-Executive Director June 2020
A description of the Limited Directors’ relevant management expertise and experience is set out on pages 72 – 73 and pages 82 – 83 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) of this document, unless otherwise set out in the directorship and partnership information included in Section 10.3 of this Part XIII below.
10.2 Limited Senior Managers
The senior managers, in addition to the Limited Directors listed above, are as follows:
Current position in
Name respect of the Company Date appointed
David Lamont Edgar Basto Geraldine Slattery Ragnar Udd Chief Financial Officer President, Minerals Australia President, Petroleum President, Minerals Americas December 2020
July 2020
March 2019
November 2020
A description of the Limited Senior Managers’ relevant management expertise and experience is set out on page 74 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) of this document, unless as otherwise set out in the directorship and partnership information included in Section 10.3 of this Part XIII below.

10.3 Directorships and partnerships outside the Company
The details of those companies and partnerships outside the BHP Group in which the Limited Directors or Limited Senior Managers are, or have been, members of the administrative, management and supervisory bodies or partners at any time during the five years prior to the date of this document are as follows:
Limited Director/ Limited Senior
Manager Current Former
Mike Henry • Business Council of Australia • Minerals Council of Australia
Henry Family Trust
HFT1 Pty Limited
HFT2 Pty Limited
• International Council on Mining and Metals
Ken
MacKenzie
Terry Bowen
• American Securities Capital Partners LLC
Barrenjoey Capital Partners
CEO Academy Pty Limited
MacKenzie Charities Pty Ltd
MacKenzie Super Investment Pty Ltd
MacKenzie Family Charitable Foundation
BGH Capital Pty Limited
Bowen Family Superannuation
Fund Pty Ltd
Indian Pacific Limited
Marron Group Holdings Pty Ltd
Navitas Pty Limited
Transurban Holdings Limited
Transurban Infrastructure
Management Limited
Transurban International Limited
• Adamantem Capital Pty
Limited
A.C.N. 004 191 646 Pty Ltd
A.C.N. 007 870 484 Pty Ltd
A.C.N. 008 648 799 Pty Ltd
A.C.N. 082 931 486 Pty Ltd
A.C.N. 092 194 904 Pty Ltd
Australian International
Insurance Limited
Australian Underwriting
Services Pty Ltd
Australian Underwriting
Holdings Limited
Bunnings Group Limited
Cmfl Services Ltd
Cmnz Investments Pty Ltd
Coles Ansett Travel Pty Ltd
Coles Export Australia Pty Ltd
Coles Financial Services Pty
Ltd
Coles Fs Holding Company
Pty Ltd
Coles Group Deposit Services
Pty Ltd
Coles Group Finance Limited
Coles Group Finance (USA) Pty
Ltd
Coles Group Limited
Coles Supermarkets Australia
Pty Ltd
Consortiumco Pty Ltd
CSA Retail (Finance) Pty Ltd
Dairy Properties Pty Ltd
E.Colesgroup Pty Ltd
E.Tailing (Coles Group) Pty Ltd
Eastfarmers Pty Ltd
FIF Investments Pty Limited
GBPL Pty Ltd
GPML Pty Ltd

Terry Bowen
continued
• Gresham Funds Management
Limited
Gresham Partners Group
Limited
Gresham Partners Holding
Limited
Gresham Private Equity
Limited
Howard Smith Limited
Katies Fashions (Aust.) Pty.
Limited
Kmart Australia Limited
Officeworks Ltd
Officeworks Property Pty Ltd
Retail Australia Consortium Pty
Ltd
Retail Investments Pty Ltd
Scones Jam N Cream Pty Ltd
Share Nominees Limited
Sotico Pty
Target Australia Pty Ltd
The Westralian Farmers
Limited
Tyremaster Pty Ltd
Ucone Pty Ltd
WESKEM Pty Ltd
WFCL Investments Pty Ltd
WPEQ Pty Ltd
WPP Holdings Pty Ltd
Wesfarmers Limited
Wesfarmers Emerging
Ventures Pty Ltd
Wesfarmers Holdings Pty Ltd
Wesfarmers Insurance
Investments
Wesfarmers International
Holdings Pty Ltd
Wesfarmers Investments Pty
Ltd
Wesfarmers Provident Fund
Pty Ltd
Wesfarmers Railroad Holdings
Pty Ltd
Wesfarmers Retail Pty Ltd
Wesfarmers Retail Holdings
Pty Ltd
Wesfarmers Securities
Management Pty Ltd
Wesfarmers Transport Limited
Wesfarmers Transport
Indonesia Pty Ltd
West Australian Opera
Company Incorporated
Limited Director/ Limited Senior
Manager
Current
Former

Malcolm
Broomhead
Xiaoqun
Clever
• Aldinga Way Pty Ltd • AT Kearney Australia Pty
Orica Limited Limited
Orica Share Plan Pty Ltd Australia-China One Belt One
Walter & Eliza Hall Institute of Road Initiative
Medical Research
Amadeus IT Group S.A. Allianz Elementar Versicherungs-
Capgemini SE & Lebensversicherungs-AG
Cornelsen Group GmbH DeinDeal AG
Infineon Technologies AG Maxingvest AG
• LuxNova Suisse GmbH
Ian Cockerill • Conservation 360
I-Pulse Incorporated
• BlackRock World Mining Trust plc
La Mancha Family Office Endeavour Mining Corporation
Leadership for Conservation in Africa Ivanhoe Mines Limited
Polymetal International plc Orica Limited
Petmin Limited
Gary Goldberg • Denver Area Council of the • International Council on
Boy Scouts Mining and Metals
Project CURE Newmont Goldcorp
Corporation
Newmont Mining Corporation
World Economic Forum for
Mining and Metals Governors
World Gold Council
John Mogford • Mogford Albion Limited • DOF Subsea AS
Sutton Energy Consultants Limited ERM Worldwide Group Limited
Midstates Petroleum
Incorporated
Network Rail Limited
• Weir Group Plc
Christine
• Australia and New Zealand Banking • CSL Limited
O’Reilly
Group Limited
Baker Heart and Diabetes Institute
• Energy Australia Holdings
Limited
Stockland Corporation Limited Medibank Private Limited
Stockland Trust Management Limited Transurban Holdings Limited
Transurban Infrastructure
Management Limited
Transurban International
Limited
Dion Weisler • 11 Natasha Avenue Pty Limited • HP Incorporated
Dish Aviation Pty Limited
Dish Corporate Pty Limited
Dish Nominees Pty Limited
Dish Sunshine Beach Pty Limited
Dish Super Pty Ltd
Intel Corporation
Thermo Fisher Scientific Incorporated
David Lamont • Financial Executives Institute of • CSL Behring Australia Pty Ltd
Geelong Football Club Foundation CSL Behring (Holdings) Pty Ltd
LamFam Investco Pty Ltd CSL Behring (Privigen) Pty Ltd
LamFam Investments Pty Ltd CSL General Employee Share
LamFam Pty Ltd Ownership Company Pty Ltd
• CSL Innovation Pty Ltd

Edgar Basto •
Basto Piamonte Investments Inc
BP and Sons SA
BPHX Inversiones SAS Inversiones Balwyn Corporation Inversiones Queltehue LLC Minerals Council of Australia • Inversiones BPX Limitada
Geraldine
Slattery
Ragnar Udd Queensland Resources
Council
10.4 Conflicts of interest
There are:
(A) save for their capacities as persons legally and beneficially interested in Limited Shares and the duties they owe to the entities (if any) opposite his or her name in the table in Section 10.3 above, no actual or potential conflicts of interest between the duties owed by the Limited Directors or the Limited Senior Managers to the Company and their private interests and/or other duties that they may also have;
(B) no arrangements or understandings with major Shareholders, customers, suppliers or others, pursuant to which any Limited Director or Limited Senior Manager was selected; and
(C) no restrictions agreed by any Limited Director or Limited Senior Manager on the disposal within a certain period of time of their holdings of Limited Shares (other than as set out on page 122 of the 2021 Annual Report and Accounts with respect to the BHP Group’s share ownership guidelines and the Minimum Shareholding Requirements (“MSR”), as incorporated into this document by reference).
10.5 Directors’ and Senior Managers’ confirmations
(A) As at the date of this document, no Limited Director or Limited Senior Manager has during the last five years:
(i) had any convictions in relation to fraudulent offences;
(ii) been associated with any bankruptcy, receivership, liquidation or companies put into administration while acting in the capacity of a member of the administrative, management or supervisory body or of a senior manager of any company;
(iii) been subject to any official public incrimination and/or sanctions by any statutory or regulatory authority (including any designated professional body); or
(iv) been disqualified by a court from acting as a member of the administrative, management or supervisory body of a company or from acting in the management or conduct of the affairs of any company.
(B) No Limited Director or Limited Senior Manager was selected to act in such capacity pursuant to any arrangement or understanding with any Shareholder, consumer, supplier or any other person having a business connection with the BHP Group.
(C) There are no family relationships between any of the Limited Directors and/or Limited
Senior Managers.

10.6 Service contracts and lette
Name rs of appointment
Contract date
Executive Director
Mike Henry 14 November 2019
Non-Executive Directors
Ken MacKenzie 9 August 2016
Terry Bowen 4 September 2017
Malcolm Broomhead 12 December 2009
Xiaoqun Clever 5 May 2020
Ian Cockerill 18 March 2019
Gary Goldberg 3 December 2019
John Mogford 4 September 2017
Christine O’Reilly 31 August 2020
Dion Weisler 5 May 2020
Information on the Executive Director’s service contract, notice period and policy on loss of office is set out on pages 105 – 106 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) of this document.
The Board has currently adopted a policy consistent with the UK Corporate Governance Code, under which the Executive Director and all Non-Executive Directors must seek re-election by Shareholders annually if they wish to remain on the Board. As such, no Non-Executive Directors seeking re-election have an unexpired term in their letter of appointment. A Non-Executive Director may resign on reasonable notice. No payments are made to Non-Executive Directors on loss of office. The BHP Group’s Non-Executive Directors are paid in line with the UK Corporate Governance Code and the ASX Corporate Governance Principles and Recommendations (4th Edition).
At the annual general meetings held by Plc and the Company on 14 October 2021 and
11 November 2021, respectively, each director, except for Susan Kilsby and Anita Frew who retired with effect from the end of the relevant annual general meeting, was re-elected. As announced on 2 September 2021, Michelle Hinchliffe will be appointed to the Board as an independent Non-Executive Director with effect from 1 March 2022. She will also become a member of the Risk and Audit Committee effective 1 March 2022.
10.7 Remuneration and benefits
The individual amount of remuneration paid (including any contingent and deferred compensation) and benefits in kind granted to each of the Limited Directors and Limited Senior Managers for the last financial year is set out on pages 108, 117 and 119 of the 2021 Annual Report and Accounts, which is incorporated by reference into this Prospectus as set out in Part XIV (Documents Incorporated by Reference) of this document.
The total amount set aside or accrued by the BHP Group to provide pension, retirement or similar benefits for the Limited Directors and Limited Senior Managers for the financial year ended 30 June 2021 was US$745,000.

10.8 Shareholdings and options
(A) Holdings in Limited Shares and Plc Shares
The total interests of the Limited Directors and the Limited Senior Managers held directly, indirectly or beneficially in: (i) Limited Shares as at the Latest Practicable Date; (ii) Plc Shares as at the Latest Practicable Date; and (iii) Limited Shares as expected immediately following Admission, are set out in the following table:
As at the Latest As expected immediately
Practicable Date following Admission
Name
Number of Limited Shares
Number of Plc Shares% of issued share capital of the Company% of issued share capital of
Plc Total number of Limited Shares% of issued share capital of the Company
Executive
director
Mike Henry 325,330 196,292 0.011027 0.009294 521,622 0.010304
Non-executive
directors
Ken MacKenzie 52,351 – 0.001774 – 52,351 0.001034
Terry Bowen 11,000 – 0.000373 – 11,000 0.000217
Malcolm Broomhead 19,000 – 0.000644 – 19,000 0.000375
Xiaoqun Clever 8,000 – 0.000271 – 8,000 0.000158
Ian Cockerill 8,759 3,500 0.000297 0.000166 12,259 0.000242
Gary Goldberg 12,000 – 0.000407 – 12,000 0.000237
John Mogford – 13,938 – 0.000660 13,938 0.000275
Christine O’Reilly 9,420 – 0.000319 – 9,420 0.000186
Dion Weisler 7,544 – 0.000256 – 7,544 0.000149
Senior Managers
David Lamont 6,345 – 0.000215 – 6,345 0.000125
Edgar Basto 130,038 – 0.004408 – 130,038 0.002569
Geraldine Slattery 123,640 – 0.004191 – 123,640 0.002442
Ragnar Udd 118,955 – 0.004032 – 118,955 0.002350
Where applicable, the table includes shares held in the name of a spouse/superannuation fund/nominee/other controlled entities.

(B) Other interests
As at the Latest Practicable Date, the Limited Directors and the Limited Senior Managers had the following outstanding awards over Limited Shares:
Name
Award type
Date of grant No. of ordinary shares award is over as at the Latest Practicable Date
Vesting
Date
Mike Henry LTIP 23.11.21 107,183 August 2026
LTIP 20.10.20 140,239 August 2025
LTIP 20.11.19 153,631 August 2024
LTIP 18.12.18 172,413 August 2023
LTIP 24.11.17 218,020 August 2022
CDP 23.11.21 49,304 August 2026
CDP 23.11.21 49,304 August 2023
CDP 20.10.20 44,348 August 2025
CDP 20.10.20 44,348 August 2022
Edgar Basto LTIP 23.11.21 52,409 August 2026
LTIP 20.10.20 68,572 August 2025
CDP 23.11.21 27,312 August 2026
CDP 23.11.21 27,312 August 2023
MAP 19.05.20 28,245 August 2024
MAP 19.05.20 28,245 August 2023
MAP 25.09.19 28,245 August 2022
David Lamont LTIP 23.11.21 52,409 August 2026
LTIP 01.12.20 68,572 August 2025
CDP 23.11.21 16,072 August 2026
CDP 23.11.21 16,072 August 2023
MAP 01.12.20 77,000 August 2022
Geraldine Slattery LTIP 23.11.21 46,892 August 2026
LTIP 20.10.20 54,136 August 2025
LTIP 20.11.19 104,748 August 2024
CDP 23.11.21 25,219 August 2026
CDP 23.11.21 25,219 August 2023
CDP 20.10.20 25,490 August 2025
CDP 20.10.20 25,490 August 2022
MAP 21.02.19 28,527 August 2023
MAP 21.02.19 28,527 August 2022
Ragnar Udd LTIP 23.11.21 46,892 August 2026
LTIP 02.11.20 61,354 August 2025
CDP 23.11.21 16,434 August 2026
CDP 23.11.21 16,434 August 2023
MAP 21.08.20 21,231 August 2024
MAP 21.08.20 21,231 August 2023
MAP 25.09.19 21,231 August 2022
Details on the BHP Group’s Employee Share Plans are set out in Section 7 of Part VIII (Information on the BHP Group) of this document.
11. FRUSTRATING ACTIONS, FOREIGN OWNERSHIP AND OTHER SHAREHOLDING RESTRICTIONS
The Limited Constitution contains share control limits and other provisions relating to a takeover or control transaction in respect of the Company. Please refer to Section 9 of this Part XIII for a summary of those provisions.

Takeovers
The Corporations Act 2001 places restrictions on a person acquiring relevant interests in the voting shares of an Australian listed company where, as a result of the acquisition, that person’s or someone else’s voting power in the company (together with the voting power of their associates) increases from 20 per cent or below to more than 20 per cent, or from a starting point that is above 20 per cent and below 90 per cent. Generally, such acquisitions cannot be made unless: (i) the person does not acquire more than 3 per cent of the voting shares in the company in any six-month period, (ii) the acquisition is made with shareholder approval, (iii) the acquisition is made under a takeover bid made in accordance with Australian law, (iv) the acquisition results from a court approved compromise or arrangement that requires approval by a majority in number and at least 75 per cent of the votes cast by shareholders in each class on which the agreement will be binding, or (v) another exception applies under Australian law. Takeover bids must treat all shareholders alike and must not involve any collateral benefits. Various restrictions about conditional offers exist and there are also substantial restrictions concerning the withdrawal and suspension of offers. The Australian Takeovers Panel is the primary forum for resolving disputes in relation to Australian takeover offers during the bid period.
There is no equivalent of the Rule 9 of the City Code mandatory cash offer in Australia. The City Code will not apply to Plc, or Limited, following Unification.
Foreign acquisitions
There are no limitations, either under the laws of Australia or under the Limited Constitution, to the right of non-residents to acquire, hold and vote Limited Shares other than the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”).
The FATA may affect the rights of certain persons to acquire Limited Shares. Specifically, under the
FATA any acquisition by:
a foreign person or associated foreign persons which would result in a holding of 20 per cent or more of the issued shares, voting power or potential voting power in the Company requires notification, review and approval by the Treasurer of the Commonwealth of Australia (the “Treasurer”);
non-associated foreign persons which would result in a holding by those persons (together with an associate or associates of any of them) of 40 per cent or more of the issued shares, voting power or potential voting power in the Company can be the subject of certain orders (including prohibition) by the Treasurer if it considers the result would be contrary to the national interest; or
a foreign person or foreign government investor which was not notified to the Treasurer, may be subject to the Treasurer’s ‘call-in power’. This is where the Treasurer, for a period of up to 10 years following the acquisition, can review any acquisition to determine if it raises national security concerns. Acquisitions which are called-in may be subject to certain conditions, which may include divestment.
Any acquisition of Limited Shares by a foreign government or one of its related entities may also require notification, review and approval under the Foreign Acquisitions and Takeovers Regulation
2015 (Cth) (“FATR”). Under the FATR, where a foreign government acquires a holding of 10 per cent or more of the issued shares in the Company, this requires notification, review and approval by the Treasurer. As at the date of this document, the Treasurer has given approval under the FATA for the actions to be taken as part of implementation of Unification, subject to the conditions summarised in Section 21 of this Part XIII. Persons who consider that they may be affected by the FATA or the FATR should seek independent professional advice.
Exchange controls and sanctions
There are currently Australian exchange controls which restrict the remittances of dividends, interest or other payments by the Company to non-resident shareholders outside Australia, if they are certain persons or entities designated by the Australian Minister of Foreign Affairs or Minister for Trade (as applicable) as being associated with the Democratic People’s Republic of Korea (North Korea), Iran,

Libya, the former government of the Federal Republic of Yugoslavia, Myanmar, Russia, Ukraine, Syria or Zimbabwe.
The Australian government has also implemented financial sanctions made by the United Nations Security Council (which prevents dealing with financial resources owned by or giving financial resources to a designated person) in relation to: Al-Qaida, the Central African Republic, Counter- Terrorism, the Democratic Republic of the Congo, Guinea-Bissau, Iran, Iraq, ISIL (Da-esh), Lebanon, Libya, North Korea, South Sudan, the Taliban and Yemen.
For information on designated persons or entities, refer to the Department of Foreign Affairs and
Trade’s website at www.dfat.gov.au/international-relations/security/sanctions/about-sanctions.
12. RELATED PARTY TRANSACTIONS
Save as set out in the information incorporated by reference referred to below, no member of the BHP Group entered into any Related Party Transactions between 30 June 2021 and the Latest Practicable Date:
(A) Note 33 of the notes to the audited consolidated financial statements which can be found at pages 183 – 184 of the 2021 Annual Report and Accounts;
(B) Note 32 of the notes to the audited consolidated financial statements which can be found at page 225 of the 2020 Annual Report and Accounts; and
(C) Note 31 of the notes to the audited consolidated financial statements which can be found at page 219 of the 2019 Annual Report and Accounts, each of which is incorporated by reference into this Prospectus as set out in Part XIV (Documents
Incorporated by Reference) of this document.
13. MATERIAL CONTRACTS
The contracts listed below have been entered into by the Company or another member of the BHP Group either: (i) within the two years immediately preceding publication of this document which are, or may be, material; or (ii) at any time and contain any provision under which the Company or any member of the BHP Group has any obligation or entitlement which is material as at the date of this document, in each case not including contracts entered into in the ordinary course of business.
13.1 Implementation Deed
On 7 December 2021, Plc and the Company entered into the Implementation Deed, which sets out key steps required to be taken by each of them to give effect to Implementation. The key terms of the Implementation Deed are set out below.
Conditions
The obligations of Plc and the Company under the Implementation Deed are subject to the
Unification Conditions being satisfied.
Joint Obligations
Plc and the Company have certain joint obligations in relation to Unification including to: (i) apply for, and use reasonable endeavours to obtain, all regulatory approvals; (ii) use reasonable endeavours to effect Unification in accordance with Part IV (Expected Timetable of Principal Events) of this document; (iii) deal with the Employee Share Plans in the manner described in Section 6 of Part VII (Information on Unification) of this document; (iv) enter into or, where relevant, procure that certain entities enter into, certain ancillary agreements or arrangements that had not been executed as at the date of the Implementation Deed; and (v) ensure that the Limited ADSs are distributed to holders of Plc ADSs, and Plc ADSs are cancelled, as soon as practicable after the Implementation Date.

Plc Obligations
Plc has certain obligations in relation to Unification including to: (i) seek approval of Plc Shareholders for the relevant Plc Resolutions at the Plc GM and do all things reasonably necessary to give effect to the Plc Resolutions if they are passed by the requisite majorities; and (ii) seek the approval of Plc Shareholders of the relevant Plc Resolution at the Plc Scheme Meeting if passed by the requisite majority and do all things reasonably necessary to give effect to the Plc Scheme. This includes: (a) applying to the Court for orders directing Plc to convene the Plc Scheme Meeting and despatch the Circular to Plc Shareholders; (b) applying to the Court for an order to sanction the Plc Scheme if approved by the Plc Shareholders at the Plc Scheme Meeting; and (c) lodging with the Registrar of Companies a copy of the Court Order sanctioning the Plc Scheme.
In addition, Plc has obligations to: (i) procure the sale of New Limited Shares under the Sale Facility at the prevailing trading price of such shares at the time of the sale on the relevant exchange and remit the proceeds to the Selling Shareholders; and (ii) appoint a person to be issued with, and to procure the sale of, New Limited Shares to which any Restricted Shareholders would otherwise have been entitled.
Company Obligations
The Company has certain obligations in relation to Unification including to: (i) seek the approval of Limited Shareholders for the Limited Resolutions at the Limited GM, and if passed by the requisite majorities, do all things necessary to give effect to the Limited Resolutions; (ii) on the Implementation Date, issue the New Limited Shares to Scheme Shareholders (or to Computershare UK in the case of Selling Shareholders) in accordance with the Plc Scheme and ensure that settlement is undertaken for each Scheme Shareholder; and (iii) instruct counsel to appear on its behalf at the Court Sanction Hearing to undertake to the Court to be bound by the terms of the Plc Scheme insofar as it relates to the Company, to the extent that all of the Unification Conditions (other than those relating to the Plc Scheme) have been satisfied or waived prior to the date of the Court Sanction Hearing.
13.2 Petroleum Transaction
(A) Merger Commitment Deed
On 17 August 2021, the Company entered into a merger commitment deed (“MCD”) with Woodside in connection with the contemplated acquisition by Woodside (or a wholly owned subsidiary) of the entire issued share capital of BHP Petroleum International Pty Ltd (“PetroCo”), the holding entity of the BHP Group’s Petroleum business, the consideration for which is expected to be an issue of shares by Woodside to the BHP Group which will be distributed to Shareholders. Pursuant to its terms, the Company and Woodside agreed, among other things, to:
comply with certain exclusivity-related obligations, subject to certain limited exceptions in connection with fiduciary obligations;
negotiate in good faith and use reasonable endeavours to agree the terms and conditions of the full form transaction documents, on the basis of certain pre- agreed terms;
develop and proceed to engage with certain stakeholders, government agencies and other third parties in connection with the Petroleum Transaction; and
work together and plan for integration and implementation of the Petroleum
Transaction, on an agreed timetable.
During the period of exclusivity, the Company agreed to customary conduct of business obligations in respect of the PetroCo Group, and Woodside also agreed to similar obligations in respect of its business.
In addition, each of the Company and Woodside agreed to pay a reimbursement fee of
US$160 million in certain circumstances, however, as the parties have entered into the

Sale Agreement there are no circumstances under which such fee is payable under the
MCD.
The MCD has now terminated in accordance with its terms, as the parties have entered into the Sale Agreement as further detailed in Section 13.2(B) of this Part XIII below. The MCD is governed by the laws of Victoria, with the courts of Victoria having non-exclusive jurisdiction.
(B) Sale Agreement
On 22 November 2021, the Company and Woodside entered into the Sale Agreement pursuant to which the Company agreed to sell and Woodside agreed to buy the entire issued share capital of PetroCo. Once completed, the merger will have an economic effective time of 11.59 p.m. (Melbourne time) on 30 June 2021 (the “Effective Time”).
Woodside may elect to direct the Company to transfer all shares in PetroCo to a nominee entity within the Woodside group instead of Woodside, however, Woodside will remain liable for all of its obligations under the Sale Agreement, Woodside must procure that its nominee complies with and undertakes to give effect to all of Woodside’s obligations and the Company retains all rights against Woodside.
Conditions precedent
The Sale Agreement is subject to a number of conditions which must be satisfied or waived, where permitted, by 30 June 2022 (unless this is extended pursuant to the terms of the Sale Agreement), including:
approval by certain regulatory and competition authorities;
approval of Woodside’s shareholders by ordinary resolution;
the independent expert appointed by Woodside issuing a report concluding that the merger is in the best interests of Woodside shareholders;
certain registration statements relating to Woodside shares being declared effective by the SEC; and
the Petroleum Restructuring is completed.
If any condition has not been satisfied or, if capable of waiver, been waived by the date noted above, either party may terminate the Sale Agreement.
Consideration
The consideration payable by Woodside is to be satisfied by the issue of the Share Consideration by Woodside as directed by the Company, together with a cash payment in respect of cash dividends declared by Woodside following the Effective Time but prior to completion of the Petroleum Transaction, and is subject to locked box accounts adjustments, adjustments to compensate the Company for any value dilution of a discounted equity raise undertaken by Woodside prior to completion of the Petroleum Transaction and certain other adjustments (including entitlement to proceeds under certain pre-existing sale agreements), in each case calculated in accordance with the terms of the Sale Agreement.
The Company has agreed to, and, if the distribution is to occur before Unification has occurred, must procure that Plc, declare or determine a dividend, initiate a reduction of capital or a combination of the two (as determined by the Company) in order to facilitate the distribution of the Share Consideration to the Limited Shareholders (and the Plc Shareholders, if applicable). The Sale Agreement contains certain mechanical steps to facilitate dealing with ineligible foreign shareholders, fractional entitlements to new Woodside shares and the BHP Group’s ADR programs.

Timetable
The parties must use reasonable endeavours to comply with and take all necessary steps and exercise all rights necessary to implement the Petroleum Transaction, in accordance with certain timetable requirements as set out in the Sale Agreement. The parties may agree to any necessary extension to the timetable to ensure relevant steps are completed. The Company has a right to require that the date for completion in the timetable is extended by no more than 90 days to enable the distribution of the Share Consideration to complete post-Unification provided that the Company must: (i) use reasonable endeavours to keep this delay as short as practicable; and (ii) not use this right to delay if the effect or likely effect is to cause completion of the Petroleum Transaction to occur later than 1 August 2022. The merger is expected to be completed during the second quarter of CY 2022.
In circumstances where various specified critical separation activities will not be completed prior to the anticipated completion date, the parties must negotiate in good faith and act reasonably to agree actions to enable completion of such activities or determine any necessary transitional arrangements that would otherwise enable completion of the Petroleum Transaction to occur. Failing such agreement, either party has the right to defer completion for such period as is necessary to allow such activities to complete or to develop transitional arrangements that would otherwise enable completion of the Petroleum Transaction to occur, provided that in no circumstances will completion of the Petroleum Transaction be delayed as a result of this deferral right to a date that is later than 1 August 2022.
Pre-completion covenants
The Company has agreed to customary conduct of business obligations in respect of the PetroCo Group and Woodside also agreed to similar obligations in respect of its business. The Company has also undertaken to, among other things, complete the Petroleum Restructuring, eliminate certain intra-group funding arrangements and take all reasonable separation steps, including complying with the Integration and Transition Services Agreement. The parties have agreed, subject to applicable laws, to work together and plan for implementation of the Petroleum Transaction.
The parties have also agreed to customary wrong pockets provisions, whereby post- closing the Company and Woodside are required to, in the case of the Company, transfer any assets to PetroCo that should have, but have in fact not been, transferred to PetroCo, and, in the case of Woodside, transfer any assets to the Company that should have, but have in fact not been, left with the Company.
Warranties and indemnities
Each of the Company and Woodside has given certain warranties, and has agreed to indemnify the other party against any loss caused by a breach of warranty. The Company’s liability in respect of a claim (except specified excluded claims) is subject to certain monetary and time limitations. The Company has also provided an indemnity relating to certain tax liabilities, subject to certain monetary and time limitations.
From completion, the Company and other Company group entities are not liable for any claim relating to certain decommissioning liabilities and environmental liabilities of the PetroCo Group and its business, other than to the extent the relevant loss is or could reasonably otherwise be, subject to a warranty or indemnity claim by Woodside. Woodside has agreed to indemnify the Company and its group from, among other things, any regulatory action taken in connection with the disclosure documents issued by Woodside in relation to the Petroleum Transaction (other than in respect of information provided by the BHP Group for that purpose) and the decommissioning liabilities and environmental liabilities relating to or arising from the PetroCo Group or its business. The Company has agreed to indemnify Woodside and its group from, among other things, loss or claims relating to: (i) previously divested assets or under transaction documents entered into in connection with such divestment; (ii) information on the BHP Group in the Petroleum Transaction disclosure documents; and (iii) entities the subject of the Petroleum Restructuring, certain divested entities and assets and any non-oil and gas operations of PetroCo conducted before completion.
Responsibility for information
It is agreed that Woodside will be responsible for all information in its Petroleum Transaction disclosure documents that is not considered, pursuant to the terms of the Sale Agreement, BHP information. The Company will be responsible for such BHP information.
Exclusivity/non-solicit
The parties have agreed to comply with certain exclusivity-related obligations, as previously agreed in the MCD, but extended so that the exclusivity period will continue until completion under the Sale Agreement, subject to certain limited exceptions in connection with fiduciary obligations. The Company has agreed not to solicit any person employed or engaged by the PetroCo Group at completion of a certain seniority for a period of one year following completion of the Petroleum Transaction.
Reimbursement fee
Each of the Company and Woodside has agreed to pay a reimbursement fee of US$160 million in certain circumstances, including (but not limited to): (i) if the other party terminates the Sale Agreement for material breach, breach of warranty expected to result in a loss in excess of US$500 million, or another prescribed occurrence; (ii) if the other party terminates the Sale Agreement for a failure to satisfy a condition precedent resulting from a breach of the Sale Agreement because of a deliberate act or omission by that party; (iii) in relation to Woodside, Woodside’s board changes, withdraws or qualifies its recommendation that its shareholders vote in favour of the Petroleum Transaction (unless as permitted under the Sale Agreement); (iv) in relation to the Company, if the Company terminates the Sale Agreement because BHP Group has made an announcement or entered into an agreement to pursue a competing proposal for PetroCo (subject to certain terms of the Sale Agreement); or (v) in relation to the Company, if the Company announces an intention to effect, or completes, a demerger of PetroCo instead of pursuing the Petroleum Transaction. Such fee is not payable once the Petroleum Transaction completes.
Termination
The Sale Agreement contains customary termination rights for either party. In addition:
Each party may terminate the Sale Agreement at any time if half or more of the other party’s board change, withdraw or qualify their support for the Petroleum Transaction or intend to support a competing proposal or in respect of the Company, recommendation that Woodside’s shareholders vote in favour of the Petroleum Transaction.
Woodside has a right to terminate the Sale Agreement in the event that there is a reduction of 15 per cent or more of PetroCo’s proven and probable reserves from
1010.7 million barrels of oil equivalent (subject to certain exclusions).
The Company has a right to terminate the Sale Agreement in the event that one of Woodside’s credit ratings is downgraded to a specified level or there is a reduction of 158.33 million barrels of oil equivalent or more from Woodside group’s proven and probable reserves of 1055.5 million barrels of oil equivalent (subject to certain exclusions).
Governing laws
The Sale Agreement is governed by the laws of Victoria, Australia and the parties subject to the exclusive jurisdiction of the courts of Victoria, Australia.

(C) Integration and Transition Services Agreement
At the same time as entry into the Sale Agreement, the parties to the Sale Agreement entered into the Integration and Transition Services Agreement. Pursuant to its terms, the parties have agreed, among other things:
to form governance committees to operate until completion under the Sale Agreement, being: (i) an integration steering committee comprised of the Woodside CEO and the BHP President of Petroleum (the “ISC”); and (ii) an integration management office (the “IMO”) comprised of certain representatives from each of the Company and Woodside (subject to strict confidentiality and competition law protocols);
for the Company to undertake certain activities to separate the PetroCo Group and its business from the Company group systems, processes and structures (“Separation Activities”) and for both parties to undertake certain planning and scoping activities (as part of an ‘Integration Plan’) to integrate the PetroCo Group and its business into the Woodside group from completion (“Integration Activities”) and for BHP to procure the provision of certain technology systems services to Woodside for the purposes of operating the petroleum business (as part of a ‘Separation & Migration Plan’) (“Systems Services”). Separation Activities will be undertaken by the Company at its cost, and the Integration Activities will be performed by both parties with costs to be borne by the Woodside Group and the PetroCo Group in accordance with a budget agreed by the parties, and the Systems Services will, subject to some exceptions, be undertaken by BHP at the cost of BHP and Woodside in equal proportions, up to a cap after which costs will be borne by BHP;
to agree communications plans covering communications by each of Woodside and the Company within their respective organisations and with third parties;
terms and conditions relating to the transition services to be provided by the BHP Group post-completion of the Petroleum Transaction (for a period of up to
3 months, as may be extended in accordance with the agreement), including a process for refining and agreeing the particular terms upon which transition services will be provided (including scope of services, service term and fees to be paid by Woodside for such services); and
other customary provisions relating to systems and data access, data protection, intellectual property, force majeure, confidentiality and information technology security.
The Integration and Transition Services Agreement shall terminate on the earlier of: (i) termination for default of a material obligation under the agreement; (ii) termination of the Sale Agreement (including failure to complete); and (iii) the date on which the last
‘service term’ of a transition service expires; and (iv) the completion of the ‘systems separation activities’, Systems Services and the parties’ respective obligations under the
‘Separation & Migration Plan’.
In no circumstances will the term continue beyond the date which is 12 months following completion under the Sale Agreement.
The Integration and Transition Services Agreement is governed by the laws of Victoria, Australia and the parties are subject to the exclusive jurisdiction of the courts of Victoria, Australia.
(D) Scarborough put option
As part of the Petroleum Transaction, pursuant to a put option deed entered into between Woodside Energy, Woodside Energy Scarborough Pty Ltd (“Woodside Scarborough”), BHP Petroleum (North West Shelf) Pty Ltd and BHP Petroleum (Australia) Pty Ltd (“BHP Australia”) dated 17 August 2021, the parties have agreed an option for BHP Australia (which is part of the PetroCo Group) to sell its 26.5 per cent interest in the

Scarborough Joint Venture and its 50 per cent interest in the Thebe and Jupiter joint ventures to Woodside Scarborough if the Scarborough Joint Venture makes a positive final investment decision by 15 December 2021. A positive final investment decision was taken by the Scarborough Joint Venture on 22 November 2021.
The option is exercisable by the BHP parties in the second half of CY 2022 and, if exercised, consideration of US$1 billion is payable to BHP Australia with adjustment at completion of the exercise of the option. An additional US$100 million is payable to BHP Australia contingent upon a positive final investment decision for a Thebe development before the end of 2045.
Any amounts paid to BHP Australia under the put option deed will be available for release to the PetroCo Group on the earlier of completion and termination of the Sale Agreement.
13.3 Framework Agreement
On 2 March 2016, BHP Brasil, together with Vale and Samarco, entered into the Framework Agreement with the plaintiffs under the R$20 billion Public Civil Claim to establish a foundation, Fundação Renova, to develop and execute environmental and socioeconomic programs (the “Programs”) to remediate and provide compensation for damage caused by the Samarco dam failure.
The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible, as a primary obligor, for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The amount of funding for each calendar year will be dependent on the remediation and compensation projects to be undertaken in a particular year. To the extent that Samarco does not meet its funding obligations under the Framework Agreement, each of Vale and BHP Brasil has funding obligations under the Framework Agreement, as secondary obligors, in proportion to its 50 per cent shareholding in Samarco.
13.4 DLC arrangements
(A) Sharing Agreement
On 29 June 2001, the Company and Plc entered into the Sharing Agreement in order to govern the principles of the DLC Structure, designed to place ordinary shareholders of both the Company and Plc in a position where they have economic and voting interests in a single group. The Sharing Agreement includes the following:
The two companies must operate as if they are a single unified economic entity, through boards of directors that comprise the same individuals and a unified senior executive management team.
The Directors of both companies will, in addition to their duties to the company concerned, have regard to the interests of the ordinary shareholders in the two companies as if the two companies were a single unified economic entity and, for that purpose, the Directors of each company take into account in the exercise of their powers the interests of the shareholders of the other.
Certain DLC equalisation principles must be observed. These are designed to ensure that for so long as the equalisation ratio between a Limited Share and a Plc Share is 1:1, the economic and voting interests resulting from holding one Limited Share and one Plc Share are, so far as practicable, equivalent.
The Sharing Agreement may be terminated by, among other things, either party by notice, at any time after either party becomes a wholly owned subsidiary of the other party or after both parties become wholly owned subsidiaries of a third party, and it is intended that, following Unification, the Sharing Agreement will be terminated by the Company pursuant to the termination clause.

(B) Deed Poll Guarantees
Each of the Company and Plc has executed a Deed Poll Guarantee, pursuant to which creditors that are entitled to the benefit of the Deed Poll Guarantees are, to the extent possible, placed in the same position as if the relevant debts were owed by both the Company and Plc combined. Each of the Company and Plc, in respect of obligations subject to its Deed Poll Guarantee, unconditionally and irrevocably guarantees those obligations to creditors of the other company, subject to certain exceptions, and undertakes to each of them that, if for any reason the obligation is not met on its due date, such company will pay the amount due and unpaid to the creditor upon written demand by the creditor. A demand may not be made under the Deed Poll Guarantee without a demand first having been made on the other company or the relevant principal debtor and/or, if such recourse is required under the terms of the relevant obligation, to any other person.
The Deed Poll Guarantees may be terminated at any time after the Sharing Agreement is terminated or by agreement of the parties and it is intended that they be terminated on Unification becoming effective. However, subject to certain exceptions, such termination of the Deed Poll Guarantees will not affect any obligation incurred before, or arising out of any obligation incurred before, such termination.
(C) Special Voting Shares Deed and related arrangements
On 29 June 2001, at the same time as the Sharing Agreement was agreed, the Company and Plc also entered into the Special Voting Shares Deed with the SVCs (as defined below) and the LDC. This facilitated the creation of single voting shares in each company (the Plc Special Voting Share and the Limited Special Voting Share) which could be used to allow ordinary shareholders of both companies to vote together as a unified decision- making body on matters that affect the members of each company in similar ways. The Plc Special Voting Share is held by Plc SVC and the Limited Special Voting Share is held by Limited SVC (together Plc SVC and Limited SVC, the “SVCs”). Both SVCs are owned by the same trustee company, the LDC. The Special Voting Shares Deed requires Plc SVC to cast the same number of votes for and against a resolution that relates to a Joint Electorate Action as were cast for and against the resolution by Limited Shareholders and requires the Limited SVC to cast the same number of votes for and against a resolution that relates to a Joint Electorate Action as were cast for and against the resolution by Plc Shareholders at the Parallel General Meetings. In addition, the Special Voting Shares Deed requires the Plc SVC to cast its votes to defeat a resolution that relates to a Class Rights Action if an equivalent resolution has not been approved by Limited Shareholders and requires the Limited SVC to cast its votes to defeat a resolution that relates to a Class Rights Action if an equivalent resolution has not been approved by Plc Shareholders (and, in each case, the relevant SVC undertakes not to vote in relation to a resolution that relates to a Class Rights Action if an equivalent resolution has been passed at a Parallel General Meeting).
It is intended that the Plc Special Voting Share and the Limited Special Voting Shares are bought back effective on Unification, and these arrangements terminated.
14. SIGNIFICANT LITIGATION
The BHP Group is involved from time to time in legal proceedings and governmental investigations of a character normally incidental to its business, including claims and pending actions against it seeking damages, or clarification or prosecution of legal rights and regulatory inquiries regarding business practices. Insurance or other indemnification protection may offset the financial impact on the BHP Group of a successful claim.
Save as set out below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware), during a period covering at least the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the Company’s and/or the BHP Group’s financial position or profitability.

Samarco dam litigation
The BHP Group is engaged in numerous legal proceedings relating to the Samarco dam failure. While there has been progress in priority areas, such as individual compensation and indemnification for the damage caused by the dam failure, it is not possible at this time to provide a range of possible outcomes for all proceedings or a reliable estimate of potential future exposures. There are numerous additional lawsuits against Samarco relating to the dam failure to which the BHP Group is not party. Currently, there are 52 ongoing public civil claims and 25 that are suspended. The most significant of these proceedings are summarised below (some of which do not include the Company as a party, but which may have an effect on the BHP Group’s financial position or profitability).
For further detail on the financial impact of the Samarco dam litigation on the BHP Group, please refer to Note 4 on pages 141 – 145 of the notes to the financial statements in the 2021 Annual Report and Accounts, incorporated by reference as set out in Part XIV (Documents Incorporated by Reference), in particular as highlighted in the summaries below. Page 55 of the 2021 Annual Report and Accounts contains further detail on the operational impact on the BHP Group.
R$20 billion Public Civil Claim
On 30 November 2015, the Federal Government of Brazil, states of Espírito Santo and Minas Gerais and other public authorities collectively filed a public civil claim before the 12th Federal Court against Samarco and its shareholders, BHP Brasil and Vale, seeking the establishment of a fund of up to R$20 billion (approximately US$4 billion) in aggregate for clean-up costs and damages (the “R$20 billion Public Civil Claim”). On 2 March 2016, BHP Brasil, together with Vale and Samarco, entered into a framework agreement with the states of Espírito Santo and Minas Gerais and other public authorities to establish a foundation (the “Fundação Renova”) to develop and execute environmental and socioeconomic programs (the “Programs”) to remediate and provide compensation for damage caused by the Samarco dam failure. Further details on the terms of the Framework Agreement are set out above in Section 13.3 of this Part XIII. The R$20 billion Public Civil Claim was settled on 25 June
2018, although the Programs remain subject to renegotiation. For further details in respect of the settlement and renegotiation, please see the description regarding the Governance Agreement, as set out below.
BHP Brasil’s provision in respect of the Programs is US$2.6 billion before tax and after discounting at
30 June 2021 (see Note 4 on pages 141 – 145 of the notes to the financial statements in the 2021
Annual Report and Accounts). Based on the BHP Group’s estimate as at 30 June 2021, it is expected that approximately 85 per cent of remaining costs for Programs under the Framework Agreement will be incurred by December 2023. BHP Brasil’s provision in respect of the Programs is also discussed in the “Indemnification” section below.
R$155 billion Federal Public Prosecutors’ Claim
On 3 May 2016, the Federal Public Prosecutors’ Office filed a public civil claim before the 12th Federal Court against BHP Brasil, Vale and Samarco – as well as 18 other public entities (which has since been reduced to five defendants (currently, solely BHP Brasil, Vale and Samarco, the Federal Government and the state of Minas Gerais are defendants) by the 12th Federal Court) – seeking R$155 billion (approximately US$30 billion) for reparation, compensation and collective moral damages in relation to the Samarco dam failure (the “R$155 billion Federal Public Prosecutors’ Claim”). This claim and the R$20 billion Public Civil Claim are broad claims that encompass the majority of the public civil claims filed against BHP Brasil, Samarco and Vale. For this reason, the 12th Federal Court has suspended other public civil claims while negotiations continue in relation to the settlement of the R$155 billion Federal Public Prosecutors’ Claim.
Despite suspension of the R$155 billion Federal Public Prosecutors’ Claim for a period of two years from the date of ratification of the Governance Agreement (described below) on 8 August 2018 the claim has not been resumed. On 19 March 2021 the parties to the case agreed to extend the suspension of this case until 27 April 2021, and this extension was confirmed by a decision of the
12th Federal Court on 25 March 2021. A further stay of 120 days was agreed on 22 June 2021, and took effect from 2 August 2021 (the date the stay was confirmed by the 12th Federal Court). On 30 August
2021, the Federal Attorney General filed a motion challenging the stay. The parties are currently engaged in negotiations to seek a definitive settlement (summarised below).

Governance Agreement
On 25 June 2018, BHP Brasil, Vale, Samarco, the other parties to the Framework Agreement, the Public Prosecutors’ Office and the Public Defense Office entered into a governance agreement, which settled the R$20 billion Public Civil Claim and established a process to renegotiate the Programs over two years to progress settlement of the R$155 billion Federal Public Prosecutors’ Claim (the “Governance Agreement”). Under the Governance Agreement, renegotiation of the Programs will be based on certain agreed principles, including full reparation consistent with Brazilian law, the requirement for a technical basis for any proposed changes, consideration of findings from experts appointed by BHP Brasil, Samarco and Vale, consideration of findings from experts appointed by prosecutors and consideration of feedback from impacted communities.
Since early CY 2021, the parties have been engaging in negotiations, to seek a definitive and substantive settlement of claims relating to the Samarco dam failure. The mediation is ongoing as at the date of this document. It is not possible to provide a range of outcomes or a reliable estimate of potential settlement outcomes and there is a risk that a negotiated outcome may be materially higher than the US$2.6 billion Samarco dam failure provision in Note 4 on pages 141 – 145 of the notes to the financial statements in the 2021 Annual Report and Accounts. Until revisions to the Programs are agreed, Fundação Renova will continue to implement the Programs in accordance with the terms of the Framework Agreement and the Governance Agreement.
Indemnification
The 12th Federal Court delivered a ruling in October 2021 that expanded the scope of eligible individuals of the court mandated compensation process (the “Novel System”), extended its geographical scope and increased indemnification amounts for certain categories of damage. The decision and its impact is still under assessment, and applications have been made to clarify certain aspects of the ruling and an appeal of the decisions has also been filed. The Court’s decision impacts the assumptions underlying BHP Brasil’s provision in respect of the Programs. The provision could therefore materially increase in future reporting periods.
Enforcement Proceedings
Since 7 January 2020, the 12th Federal Court has issued several decisions creating 13 enforcement proceedings (“Enforcement Proceedings”) linked to the R$20 billion Public Civil Claim and R$155 billion Federal Public Prosecutors’ Claim described above. The Enforcement Proceedings seek to expedite the remediation process related to the Samarco dam failure.
Issues covered by these Enforcement Proceedings include environmental recovery, human health risk and ecological risk, resettlement of affected communities, infrastructure and development, registration of certain impacted individuals under the Programs and indemnities for people impacted by the dam failure, resumption of economic activities, water supply for human consumption and hiring of technical advisers to impacted people, and restructuring Fundação Renova’s management system, among other key delivery areas.
In the context of these Enforcement Proceedings, BHP Brasil, Samarco and Vale are seeking determinations, including the repealing of fishing bans ordered by the courts or administration entities, set-off of compensation paid against future damages that may need to be paid, and determination regarding the hiring and supervision of technical assistants to impacted people.
Samarco’s judicial reorganisation
On 9 April 2021, Samarco filed for judicial reorganisation (“JR”) with the Second Business State Court for the Belo Horizonte District of Minas Gerais (“JR Court”). The JR proceeding seeks to enable Samarco to negotiate and implement an orderly restructuring of its financial indebtedness in order to establish a sustainable financial position for Samarco, among other things, to continue to rebuild its operations. Samarco filed for JR following multiple enforcement actions filed by Samarco’s creditors that threatened its operations. The JR Court granted Samarco’s JR petition on 12 April 2021 and granted a stay of the enforcement actions.
On 10 June 2021, Samarco submitted its first proposed Plan of Reorganisation (“Plan”) to the JR Court. Certain of Samarco’s creditors have submitted formal objections to the Plan. It is expected that a general meeting of creditors will be convened for creditors to vote on whether to approve, reject or modify the Plan.
According to the list of creditors filed with the JR Court by the Judicial Administrators (who are in charge of a first review of the list of creditors filed by Samarco), Fundação Renova’s funding obligations undertaken by Samarco are not subject to the JR, although some financial creditors of Samarco have objected to this position. Some of such creditors filed challenges to the list of creditors filed by the Judicial Administrators, in order to, among other things, prevent Samarco from funding Fundação Renova. On 19 October 2021, the Minas Gerais Court of Appeal granted, after a request from some financial creditors, a temporary injunction to prevent Samarco directly funding Fundação Renova. However, the JR Court has not ruled on the merits of this injunction request, and the question of whether Fundação Renova’s funding obligations undertaken by Samarco are subject to the JR will be determined by the JR Court in due course.
It is expected that there will be continuing litigation from such creditors against Samarco and its shareholders over the course of the JR proceeding, including with respect to the treatment of Samarco’s Fundação Renova-related obligations.
On 18 August 2021, the Public Prosecutors’ Office of the State of Minas Gerais filed an incident in the JR that seeks to hold Samarco’s shareholders liable for JR debts. Injunctive relief was denied by the JR Court and by the Minas Gerais Court of Appeal. On 18 October 2021, certain creditors filed a similar incident with the JR Court with the purpose of piercing Samarco’s corporate veil; however, such incident did not include any request for injunctive relief.
No BHP Group entity is a debtor in Samarco’s judicial reorganisation case. BHP Brasil is currently participating in Samarco’s JR proceeding in its capacities as a shareholder and creditor.
The JR is not expected to impact Fundação Renova’s ability to undertake remediation and compensation for the 2015 Fundão dam failure. It is not possible to determine the outcomes of the JR or related litigation, or estimate any impact that the reorganisation may have for BHP Brasil, including its share of the Samarco dam failure provisions.
United States Chapter 15 case
On 19 April 2021, Samarco filed a petition with the US Bankruptcy Court for the Southern District of New York (“US Court”) seeking recognition of the JR under Chapter 15 of the US Bankruptcy Code. On 13 May 2021, the US Court granted recognition of the JR as a ‘foreign main proceeding’ and accordingly stayed enforcement actions against Samarco in the United States territory. No BHP Group entity is a debtor in this case. BHP Brasil is participating in this case in its capacities as a shareholder and creditor of Samarco.
Civil public actions commenced by the State Prosecutors’ Office in the state of Minas Gerais
The State Prosecutors of Mariana have commenced several civil public actions (“CPAs”) against BHP Brasil, Samarco and Vale.
On 10 December 2015, the State Prosecutors’ Office in the state of Minas Gerais (“SPO of Minas Gerais”) filed a CPA against Samarco, BHP Brasil and Vale before the State Court in Mariana claiming indemnification (amount not specified) for moral and material damages to an unspecified group of individuals affected by the Samarco dam failure, including the payment of costs for housing and social and economic assistance (“CPA Mariana I”).
On 2 October 2018, the parties reached a settlement dismissing the claim, which was ratified by the court. Under this settlement, Fundação Renova has reached more than 85 individual agreements with impacted families in Mariana for the payment of damages.
In connection with CPA Mariana I, the SPO of Minas Gerais started eight enforcement proceedings against Samarco, BHP Brasil and Vale seeking (i) to set a deadline for completion of resettlement and for fines to be imposed for delays to resettlement; (ii) for payment of compensation to affected individuals for delivery of houses below standard; and (iii) for payment of compensation to affected individuals due to an alleged delay in submitting proposals of individual compensation agreements.

In addition to CPA Mariana I, the SPO of Minas Gerais commenced eight other CPAs in Mariana against Samarco, BHP Brasil, Vale and, in some cases, Fundação Renova. The claims presented in those CPAs are related to damages that, according to the SPO of Minas Gerais, are not covered by CPA Mariana I.
The remaining CPAs have either been settled by the parties, including the BHP Group, or the claims to which the CPAs relate have been dismissed (though the decisions are not yet final). Fundação Renova is responsible for any pending obligations set forth in the settlement agreements relating to the CPAs. It is possible that CPAs that have been dismissed may continue, if appeals are successful. It is not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures in relation to these CPAs.
Fundação Renova dissolution lawsuit
On 24 February 2021, the SPO of Minas Gerais filed a CPA in the State Court of Minas Gerais against Samarco, BHP Brasil, Vale and Fundação Renova seeking the dissolution of Fundação Renova. The SPO of Minas Gerais is seeking R$10 billion (approximately US$2 billion) for moral damages and an injunction for the immediate intervention of Fundação Renova was also made, alleging the need to preserve information and documents produced by Fundação Renova to evaluate criminal and civil responsibilities. On 24 May 2021, the Superior Court of Justice granted urgent relief to suspend the lawsuit. As at the date of this document, the court’s decision regarding the merits remains pending. It is not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures in respect of the Fundação Renova dissolution lawsuit.
CPA commenced by the State Prosecutors’ Office in the state of Espírito Santo and Minas Gerais
On 11 May 2021, Federal and State Prosecutors (Minas Gerais and Espírito Santo) filed a CPA against Fundação Renova, Samarco, BHP Brasil and Vale, challenging Fundação Renova’s advertising expenditures. The plaintiffs requested injunctive relief for Fundação Renova to cease advertisements and stop incurring new expenses on advertising. The plaintiffs requested payment of approximately R$56 million (approximately US$11 million) to be paid as compensation to the communities and approximately R$28 million (approximately US$6 million) to be spent on execution of Fundação Renova’s socio-economic and socio-environmental programs. A ruling is still pending. It is not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures in respect of this CPA.
Public civil claims currently suspended
25 of the proceedings to which BHP Brasil is a party are currently suspended due to their connection with the R$20 billion Public Civil Claim and R$155 billion Federal Public Prosecutors’ Claim. There have not yet been rulings on the merits in these cases.
The suspended proceedings include proceedings commenced by the State Prosecutors (Minas Gerais and Espírito Santo), Public Defenders (Minas Gerais and Espírito Santo), and the states of Minas Gerais and Espírito Santo against Samarco, BHP Brasil, Vale and Fundação Renova. The claims relate to environmental remediation measures, compensation for the impacts of the dam failure, including moral damages, reconstruction of properties and populations, including historical, religious, cultural, social, environmental and intangible heritages affected by the Samarco dam failure, and suspension of public water supply, among others. It is not possible to provide a range of possible outcomes or a reliable estimate of total potential future exposures in respect of these public civil claims.
Other civil proceedings in Brazil
As noted above, BHP Brasil has been named as a defendant in numerous lawsuits relating to the Samarco dam failure. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian Government and are ongoing, including criminal investigations by the federal and state police, and by federal prosecutors.
BHP Brasil’s potential liabilities, if any, resulting from other pending and future claims, lawsuits and enforcement actions relating to the Samarco dam failure, together with the potential cost of implementing remedies sought in the various proceedings, cannot be reliably estimated at this time and therefore a provision has not been recognised and nor has any contingent liability been quantified for these matters. Ultimately, these could have a material adverse impact on the BHP Group’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.
As at June 2021, Samarco had been named as a defendant in more than 80,000 small claims for moral damages in which people argue their public water service was interrupted for between five and
10 days. BHP Brasil is a co-defendant in more than 24,000 of these cases. More than 270,000 people have received moral damages related to the temporary suspension of public water supply through settlements reached with Fundação Renova.
The Brazilian Code of Civil Procedure provides that common issues of law that arise in repetitive claims can be resolved through a system known as Incident of Resolution of Repetitive Demands (“IRDR”). Under the IRDR, a court will hear a ‘pilot case’ representative of a recurring claim and the judgment in that decision will set a precedent for the resolution of similar cases in that jurisdiction. An IRDR has been established in Minas Gerais and the court in the pilot case has ruled that the mandatory parameter for resolution of claims will be the payment of R$2,000 per individual claim for moral damages due to the suspension of public water supply. That decision is pending an appeal before higher courts. Meanwhile, Samarco has reached settlement in approximately 8,500 individual cases.
Criminal charges
On 20 October 2016, the Federal Prosecutors’ Office in Brazil filed criminal charges against Samarco, BHP Brasil, Vale and certain employees and former employees of BHP Brasil (“Affected Individuals”) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil and the Affected Individuals filed their preliminary defences. The court granted Habeas Corpus petitions in favour of eight of the Affected Individuals terminating the charges against those individuals. The Federal Prosecutors’ Office in Brazil appealed seven of the decisions with hearings of the appeals still pending. BHP Brasil rejects outright the charges against BHP Brasil and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defences of the charges.
It is not possible to provide a range of possible outcomes or a reliable estimate of the financial impact of any conviction or settlement in respect of BHP Brasil.
United States class action complaint – bondholders
On 14 November 2016, a putative class action complaint (“Bondholder Complaint”) was filed in the US District Court for the Southern District of New York (“District Court”) on behalf of purchasers of Samarco’s 10-year bond notes due 2022–2024 between 31 October 2012 and 30 November 2015. The Bondholder Complaint was initially filed against Samarco and the former chief executive officer of Samarco. The Bondholder Complaint asserted claims under the US federal securities laws and indicated that the plaintiff would seek certification to proceed as a class action.
The Bondholder Complaint was subsequently amended to include the Company, Plc, BHP Brasil, Vale and officers of Samarco, including four of Vale and BHP Brasil’s nominees to the Samarco Board. On
5 April 2017, the plaintiff discontinued its claims against the individual defendants. The amount of damages sought by the putative class was unspecified.
On 7 March 2018, the District Court granted a joint motion from the remaining corporate defendants to dismiss the Bondholder Complaint. A second amended Bondholder Complaint was also dismissed by the District Court on 18 June 2019. On 9 July 2019, the plaintiff filed a motion for reconsideration of that decision or for leave to file a third amended complaint. On 30 October 2019, the District Court denied the plaintiff’s motion for reconsideration and for leave to amend its complaint. On 4 March
2021, the US Court of Appeals for the Second Circuit affirmed the dismissal with prejudice and the plaintiff did not seek any further review of that decision. This means that the Company, Plc and BHP Brasil have successfully defended this case, which is now closed.
Australian class action complaint
The Company is named as a defendant in a shareholder class action in the Federal Court of Australia on behalf of persons who acquired shares in the Company on the ASX or shares in Plc on the LSE and

JSE in periods prior to the Samarco dam failure. The amount of damages sought in the class action is unspecified.
On 12 May 2020, the Company filed an application seeking declaratory relief which, if successful, would narrow the group of claimants in the class action. The Company was unsuccessful at first instance and on appeal to the Full Court of the Federal Court of Australia. The Company has now sought leave to appeal the decision of the Full Court to the High Court of Australia. It is not possible to provide a range of possible outcomes or a reliable estimate of the financial impact of the Australian class action complaint.
United Kingdom group action complaint
The Company and Plc are named as defendants in group action claims for damages that have been filed in the courts of England. These claims have been filed on behalf of certain individuals, businesses, municipalities and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified.
On 7 August 2019, the BHP Group parties filed a preliminary application to strike out or stay this action on jurisdictional and other procedural grounds. That application was successful and the action was dismissed. The claimants sought and were denied permission to appeal the dismissal decision.
On 29 April 2021, the claimants applied to reopen the action. The UK Court of Appeal heard this application on 22 June 2021 and gave judgment on 27 July 2021, allowing the claimants to reopen the action and granting them permission to appeal the dismissal decision. The appeal is listed for 4 April
2022. It is not possible to provide a range of possible outcomes or a reliable estimate of the financial impact of the United Kingdom group action complaint.
15. WORKING CAPITAL
In the opinion of the Company, taking into account the bank facilities available to the BHP Group, the working capital available to the BHP Group is sufficient for its present requirements, that is, for at least
12 months following the date of this document.
16. NO SIGNIFICANT CHANGE
Other than as described below, there has been no significant change in the financial position or financial performance of the BHP Group in the period since 30 June 2021, the date to which the Company’s latest audited year-end financial information was prepared.
Further to its announcements on 17 August 2021 and 22 November 2021, the Company has entered into an agreement with Woodside which provides for the merger of the BHP Group’s Petroleum business with Woodside and Woodside issuing shares to the BHP Group that is expected to result in the BHP Group holding an approximate 48 per cent shareholding in Woodside, which the BHP Group will distribute to its Shareholders. Completion of the Petroleum Transaction is subject to a range of conditions precedent and is expected to occur in the second quarter of CY 2022.
On 8 November 2021, the BHP Group announced that it had signed a share sale and purchase agreement with Stanmore Resources to divest its 80 per cent interest in BHP Mitsui Coal for up to US$1.35 billion cash consideration, which is expected to complete in the middle of CY 2022. The purchase price comprises US$1.1 billion cash on completion, US$100 million in cash six months after completion and the potential for up to US$150 million in a price-linked earn-out payable in CY 2024.
17. EXPENSES
The total transaction costs relating to Unification are estimated to be between US$350 million and
US$450 million (pre-tax). These costs comprise:
estimated one-off stamp duties of US$272 million related to the UK and South Africa. This is based on certain circumstances and assumptions (including the Limited Share price and exchange rates as at the Latest Practicable Date) and may change, including as a result of movement in the Plc Share price and Limited Share price and exchange rates up to the Implementation Date; and

estimated one-off preparation and implementation costs of US$95 million, which includes stock exchange admission fees and financial, legal, tax and other adviser fees.
Of these costs, approximately US$50 million to US$60 million is expected to be incurred even if Unification does not proceed (including costs already incurred as at the Latest Practicable Date), with the remaining costs only expected to be incurred if Unification completes.
18. AUDITOR
EY Australia were appointed auditor of the Company (in respect of Australian accounting compliance) and EY UK were appointed auditor of Plc (in respect of UK accounting compliance) from the financial year beginning on 1 July 2019 and have been the auditors of the Company and Plc for FY 2020 and FY 2021. Their appointment followed a tender process in 2017, consistent with the UK requirements in regard to audit firm tender and rotation.
EY Australia’s registered office is at Level 23, 8 Exhibition Street, Melbourne 3000. EY UK’s registered office is at 1 More London Place, London SE1 2AF. EY Australia is registered to carry out audit work by the Institute of Chartered Accountants in Australia and has no material interest in the Company or Plc. EY UK is registered to carry out audit work by the Institute of Chartered Accountants in England and Wales and has no material interest in the Company or Plc.
KPMG Australia and KPMG UK were appointed sole auditor of the Company (in respect of Australian accounting compliance) and Plc (in respect of UK accounting compliance) from the 2004 financial year and were the auditors of the Company and Plc for FY 2019. KPMG Australia’s registered office is at 147 Collins Street, Melbourne VIC 3000. KPMG UK’s registered office is at 15 Canada Square, London E14 5GL. KPMG Australia is registered to carry out audit work by the Institute of Chartered Accountants in Australia. KPMG UK is registered to carry out audit work by the Institute of Chartered Accountants in England and Wales.
19. CONSENTS
EY Australia has given and not withdrawn its written consent to the inclusion of its ‘Reasonable Assurance Report on the Compilation of the Unaudited Pro Forma Financial Information’ set out in Section B of Part X (Unaudited Pro Forma Financial Information) of this document, and has authorised the contents of this report for the purposes of Prospectus Regulation Rule 5.3.2R(2)(f) and item 1.3 of Annex 1 of the Prospectus Delegated Regulation.
20. THIRD-PARTY INFORMATION
Where third-party information has been used in this document, the source of such information has been identified. The Company confirms that such information has been accurately reproduced and, so far as the Company is aware and has been able to ascertain from information published by such third-parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.
The Company has not independently verified any of the data from third-party sources, nor has the Company ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which the Company believes to be reliable based upon the Limited Directors’ knowledge of the industry, have not been independently verified. Statements as to the BHP Group’s market position are based on recently available data.
21. REGULATORY CONFIRMATIONS AND WAIVERS
21.1 FCA
The FCA has confirmed that the Unification will not be considered a significant transaction under the FCA Listing Rules.
21.2 UK Panel
The Executive of the UK Panel has confirmed that the City Code will not apply to Unification and that going forward, the Company will not be subject to the City Code.

21.3 ASX
The ASX has provided a waiver in respect of:
ASX Listing Rule 7.1, to the extent necessary to permit the Company to issue New Limited Shares to the Scheme Shareholders pursuant to the Plc Scheme without obtaining the approval of Limited Shareholders under that rule on the condition that Limited Shareholders approve the Limited Resolutions at the Limited GM and that the Circular contains sufficient disclosure of Unification and the issue of New Limited Shares; and
ASX Listing Rule 10.11, to the extent necessary to permit the Company to issue New Limited Shares to Limited Directors or their associates who are Scheme Shareholders pursuant to the Plc Scheme without obtaining the approval of Limited Shareholders under that rule on the condition described above.
21.4 FIRB
At the time of publication of this document, the Treasurer has given approval under the FATA for the actions to be taken as part of implementation of Unification. From implementation of Unification, the BHP Group will be subject to the conditions set out below. These conditions replace the historical conditions imposed on the BHP Group at the time of the merger with Billiton and the establishment of the DLC Structure.
The Company remains an Australian resident company, incorporated under the Corporations Act 2001, that is listed on the ASX under the name “BHP Group Limited” and trades under that name;
The Company remains the ultimate holding company of, and continues to ultimately manage and control the companies conducting the businesses which are presently conducted by the subsidiaries of the Company, including: the Minerals, Petroleum, and Services businesses, for so long as those businesses form part of the BHP Group;
the headquarters of the Company (including the BHP Group’s corporate head offices)
are to be in Australia;
the Chief Executive Officer of the Company has their principal office in Australia;
the centre of administrative and practical management of the Company is in Australia and the Company’s corporate head office activities, of the kind presently carried on in Australia, continue to be managed in Australia;
the headquarters of the Company is publicly acknowledged as being in Australia in significant public announcements and in all public documents;
the Chief Executive Officer of the Company has their principal place of residence in
Australia; and
the majority of all regularly scheduled Board meetings of the Company in any calendar year occurs in Australia.
21.5 JSE
The JSE has provided certain approvals in connection with Unification, the Prospectus and the
Circular, including with respect to:
the cancellation of Plc’s admission to secondary listing and trading; and
the admission of Limited Shares to secondary listing and trading on the JSE.
21.6 SARB
The BHP Group has requested certain approvals from the SARB in connection with Unification, including to:
approve the cancellation of Plc’s admission to secondary listing and trading on the JSE;
and

approve the admission of Limited Shares to secondary listing and trading on the JSE, subject only to the standard conditions imposed on secondary inward JSE listed companies as published in the Exchange Control Manual published by the SARB.
Implementation of Unification is conditional on the BHP Group receiving these approvals from
SARB. The BHP Group intends to obtain these approvals before the Shareholder Meetings.
21.7 SEC
At the time of publication of this document, the Form F-6 registration statement in respect of the New Limited ADSs has become effective under the US Securities Act and is not the subject of any stop order or proceeding seeking a stop order.
22. NOTICE TO INVESTORS IN THE UNITED STATES No registration
The New Limited Shares to be issued to Plc Shareholders, pursuant to the Plc Scheme have not been, and will not be, registered under the US Securities Act or the securities laws of any state or other jurisdiction of the United States. If the Court approves the Plc Scheme, its approval will constitute the basis for the New Limited Shares to be issued without registration under the US Securities Act in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act.
For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10) of the US Securities Act, the Court will be advised through counsel that its approval of the Plc Scheme will be relied upon by Plc as an approval of the Plc Scheme following a hearing on the fairness of the terms and conditions of the Plc Scheme to Plc Shareholders at which hearing all Plc Shareholders are entitled to attend in person or through their duly appointed proxies or through counsel to support or oppose the approval of the Plc Scheme and with respect to which notification has been given to all Plc Shareholders.
Disclosure considerations
The Plc Scheme is expected to be effected by means of a scheme of arrangement pursuant to laws of England and Wales and is not subject to the tender offer rules or and other proxy requirements of Section 14(a) under the US Exchange Act. This Prospectus has been prepared in accordance with disclosure requirements under applicable laws of England and Wales. Shareholders in the United States should be aware that these requirements may be different from those of the United States.
Any financial statements or other financial information included or incorporated by reference into this Prospectus have been prepared in accordance with International Financial Reporting Standards, and thus may not be comparable to the financial statements and information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US.
Transfer restrictions
The New Limited Shares issued pursuant to Section 3(a)(10) of the US Securities Act generally should not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the US Securities Act, and persons who receive New Limited Shares under the Plc Scheme (including New Limited Shares represented by New Limited ADSs) may resell them without restriction under the US Securities Act, other than any holder of New Limited Shares who may be deemed an “affiliate” of Limited post completion of Unification for purposes of Rule 144 under the US Securities Act.
Under US securities laws, persons who are or will be deemed to be affiliates (as defined under the US Securities Act) of Plc prior to or after the Plc Scheme Effective Time may be subject to timing, manner of sale and volume restrictions on the resale in the United States of New Limited Shares (including New Limited Shares represented by New Limited ADSs) received in connection with the Plc Scheme. Whether a person is an ‘affiliate’ of a company for such purposes depends upon the circumstances, but an affiliate of a company is any person that directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which is generally interpreted to include the directors and senior officers of the issuer. The US Securities Act would not generally restrict the sale of New Limited

Shares (including New Limited Shares represented by New Limited ADSs) on the LSE or ASX provided that the sale has not been pre-arranged with a buyer in the United States. Limited Shareholders (including those persons who become Limited Shareholders pursuant to the Plc Scheme) who believe they may be affiliates of Limited for the purposes of the US Securities Act should consult their own legal advisers.
Enforcement of civil liabilities
Plc is a public limited company incorporated under the laws of England and Wales. Limited is a corporation organised under the laws of the Commonwealth of Australia. Substantially all the directors and officers of these companies, and some of the experts named in this Prospectus, reside outside the United States, principally in Australia, the United Kingdom and Europe. A substantial portion of the assets of these companies, and the assets of the directors, officers and experts, are located outside the United States. Therefore, Shareholders may not be able to effect service of process within the United States upon these companies or persons so that Shareholders may enforce judgments of United States courts against them based on the civil liability provisions of the United States federal or state securities laws. In addition, there are doubts as to the ability of an investor to bring an original action in an Australian or United Kingdom court to enforce liabilities against Plc, the Company or any person based on US federal or state securities laws.
Further information
As at the date of this document, the Company and Plc are subject to the reporting requirements of the US Exchange Act and file annual and other reports of a foreign private issuer with the SEC. Such documents may be obtained by visiting the SEC’s Electronic Data Gathering, Analysis and Retrieval System website at www.sec.gov and from the BHP Group’s website at www.bhp.com/investors/shareholder-information.
23. NOTICE TO OVERSEAS SHAREHOLDERS
The distribution of this document into a jurisdiction other than the United Kingdom may be restricted by law and therefore persons into whose possession this document (and/or any accompanying documents) comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been or will be taken by the Company to distribute this Prospectus (or any other publicity materials relating to the Limited Shares, including the New Limited Shares) in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, neither this Prospectus nor any advertisement nor any other publicity material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.
To the fullest extent permitted by applicable law, the Company disclaims any responsibility or liability for the violation of such restrictions or requirements by any person. This Prospectus and any accompanying documents have been prepared to comply with UK law and the information disclosed may not be the same as that which would have been disclosed if this Prospectus had been prepared in accordance with the laws and regulations of any jurisdiction outside the UK.
23.1 Notice to investors in Australia
This document does not constitute a prospectus or disclosure document under Chapter 6D of the Corporations Act 2001 and does not purport to include the information required of a prospectus or other disclosure document under Chapter 6D of the Corporations Act 2001.
This document, and any other document issued by the Company and/or Plc in connection with Unification, contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person, and does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document, and any other document issued by the Company and/or Plc in connection with Unification, is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

23.2 Notice to investors in Canada
The New Limited Shares have not been, nor will they be, qualified for sale to the public under applicable Canadian securities laws and, accordingly, the distribution of the New Limited Shares in Canada pursuant to Unification will be made on a private placement basis only, such that the Company will be exempt from the requirement to prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Neither Plc nor the Company is a “reporting issuer”, as such term is defined under applicable Canadian securities legislation, or the equivalent in any province or territory of Canada. Canadian Plc Shareholders are advised that the Company currently does not intend to become a reporting issuer in Canada, file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the New Limited Shares to the public in Canada or any province or territory thereof, or list the New Limited Shares on any stock exchange in Canada. Therefore, any resale in or from Canada of the New Limited Shares must be made in accordance with, or pursuant to an exemption from, or in a transaction not subject to, the prospectus requirements of Canadian securities laws. These Canadian resale restrictions may in some circumstances apply to resales of the New Limited Shares made by Canadian Plc Shareholders outside of Canada. Canadian Plc Shareholders are advised to seek Canadian legal advice prior to any resale of Limited Shares.
23.3 Notice to investors in China
The New Limited Shares are not being offered or sold and may not be offered or sold, directly or indirectly, in the PRC, except as permitted by the applicable laws of the PRC, including the PRC Securities Law. This Prospectus may not be used for the purpose of making, and does not constitute, an offer or invitation in the PRC.
23.4 Notice to investors in Hong Kong
This Prospectus is not a prospectus under the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), and nor is it required to be authorised under section 103 of the SFO. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the transactions contemplated in this document. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
The New Limited Shares have not been and will not be offered or sold in Hong Kong by means of any document, other than: (i) to “professional investors” as defined in the SFO and any rules made under that Ordinance; or (ii) in other circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) or which do not constitute an offer to the public with the meaning of that Ordinance.
No advertisement, invitation or document relating to the New Limited Shares has been or will be issued in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Limited Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
23.5 Notice to investors in Japan
No registration under the FIEA has been made or will be made with respect to the New Limited Shares. Accordingly, the New Limited Shares may not be offered or sold in Japan or to, or for the benefit of, any person resident in Japan, or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any person resident in Japan, for Japanese securities law purposes except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and governmental guidelines of Japan.

23.6 Notice to investors in New Zealand
The New Limited Shares are not being offered or sold to the public in New Zealand other than to existing shareholders of Plc with registered addresses in New Zealand to whom the offer of New Limited Shares is being made in reliance on the Financial Markets Conduct (Incidental Offers) Exemption Notice 2016 (New Zealand). This Prospectus has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (New Zealand). This Prospectus is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain.
23.7 Notice to investors in Singapore
The offer of New Limited Shares by the Company is made only to and directed at, and the New Limited Shares are only available to, persons in Singapore who are existing holders of Plc Shares previously issued by Plc.
This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New Limited Shares may not be circulated or distributed, nor may the New Limited Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than existing holders of Plc Shares pursuant to Section 273(1)(c) of the Securities and Futures Act, Chapter 289 of Singapore.
23.8 Notice to investors in South Africa
No prospectus is required to be filed with the South African Companies and Intellectual Property Commission in respect of the Plc Scheme. As a result, this document does not comply with the substance and form requirements for a prospectus or advertisements set out in the South African Companies Act and the South African Companies Regulations of 2011, and has not been approved by, and/or registered with, the South African Companies and Intellectual Property Commission.
23.9 Notice to investors in Switzerland
The New Limited Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the FinSA and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.
24. DOCUMENTS AVAILABLE FOR INSPECTION
Copies of the following documents may be inspected on the Company’s website at www.bhp.com/unify for a period of twelve months from Admission:
the Amended Limited Constitution;
the report of EY Australia which is set out in Section B of Part X (Unaudited Pro Forma Financial
Information) of this document;
the documents incorporated by reference into this document, as described in Part XIV (Documents Incorporated by Reference) of this document;
the Circular;
a separate copy of Part I (Summary Information) of this document; and
this document.

In add rtron, a copy of the Pic Specia l Voting Share Buy-back Agreement Pic A rt rcles of Associa tion, the Amended Pic Artrcles of Assocration a nd the proposed Amended Pic Articles of Associa tion ma rked to show all the changes wr ll be ava rlable for inspec tion during normal business hours (excluding Saturdays, Sunda ys a nd ba nk holidays) at Pic’s regr stered off rce and at the offr ces of Slaughter and May, One Bunhill Row, London EC1Y 8YY from the date of thrs document until the close of the Pic GM, and on the BHP Group’s website at wwwbhp.com/unrf y

PART XIV
DOCUMENTS INCORPORATED BY REFERENCE
The table below sets out the documents of which certain parts are incorporated by reference into, and form part of, this document. Only the parts of the documents identified in the table below are incorporated into, and form part of, this document. The parts of these documents which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this document. To the extent that any information incorporated by reference itself incorporates any information by reference, either expressly or by implication, such information will not form part of this document for the purposes of the Prospectus Regulation Rules, except where such information is stated within this document as specifically being incorporated by reference or where the document is specifically defined as including such information.
Information incorporated by Page number in
Reference document reference into this document reference document
Trading Update Major projects and exploration 1 – 2, 4 – 8
Production and sales report 11 – 20
2021 Annual Report and Accounts Our highlights 2 – 3
Chair’s Review 4
Chief Executive Officer’s Review 5
Our business today 6
Positioning for the future 7
Delivering value 8 – 12
Chief Financial Officer’s review and
Financial review 13 – 18
How we manage risk 19 – 20
Our business 20 – 27
Exploration 28 – 29
People and culture 30 – 31
Sustainability 32 – 52
Section 172 statement 53 – 54
Samarco 55
Risk factors 56 – 63
Performance by commodity 64 – 68
Governance 70 – 128
Consolidated Income Statement 130
Consolidated Statement of
Comprehensive Income 130
Consolidated Balance Sheet 131
Consolidated Cash Flow Statement 132
Consolidated Statement of Changes
in Equity 133
Notes to the Consolidated Financial
Statements 137 – 188
Independent Auditors’ report 203 – 212
Supplementary oil and gas information 213 – 217
Information on mining operations 229 – 236
Information on oil and gas operations 236 – 238
Financial information by commodity 239 – 241
Production 242 – 244
Resources and Reserves 245 – 267
Major projects 268
Government regulations 301 – 303
Preliminary Results Petroleum reserves and resources,
producing assets and project information 78 – 81
Jansen Announcement Appendix 1 Appendix 1, 1 – 27

Information incorporated by Page number in
Reference document reference into this document reference document
2020 Annual Report and Accounts Chair’s Review 4
Chief Executive Officer’s Report 5
BHP at a glance: FY 2020 6 – 7
Performance 8 – 21
Our operating environment 22 – 43
Capability and culture 44 – 50
Sustainability 51 – 74
Samarco 75 – 77
Portfolio: Our business 78 – 94
Summary of financial performance 95 – 99
Performance by commodity 100 – 108
Consolidated Income Statement 172
Consolidated Statement of
Comprehensive Income 172
Consolidated Balance Sheet 173
Consolidated Cash Flow Statement 173
Consolidated Statement of Changes
in Equity 175
Notes to the Consolidated Financial
Statements 176 – 229
Independent Auditors’ Report 245 – 253
Government regulations 350 – 352
2019 Annual Report and Accounts Chairman’s Review 4
Chief Executive Officer’s Report 5
BHP at a glance 6 – 8
About BHP 9 – 17
Our performance 18 – 22
Our operating environment 23 – 43
Samarco 44 – 46
Tailings dams 47 – 49
People 50 – 54
Sustainability 55 – 65
Our business 66 – 80
Summary of financial performance 81 – 94
Performance by commodity 95 – 102
Consolidated Income Statement 170
Consolidated Statement of
Comprehensive Income 170
Consolidated Balance Sheet 171
Consolidated Cash Flow Statement 172
Consolidated Statement of Changes
in Equity 173
Notes to the Consolidated Financial
Statements 174 – 225
Independent Auditors’ Report 241 – 247
Government regulations 313 – 315
Any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this document to the extent that a statement contained herein (or in a later document which is incorporated by reference herein) modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).
The BHP Group’s Trading Update, 2021 Annual Report and Accounts, Preliminary Results, Jansen Announcement, 2020 Annual Report and Accounts and 2019 Annual Report and Accounts can be accessed at www.bhp.com/investors.

PART XV DEFINITIONS
The following definitions apply throughout this document unless the context requires otherwise:
“12th Federal Court” the 12th Federal Court of Belo Horizonte;
“2019 Annual Report and
Accounts”
“2020 Annual Report and
Accounts”
“2021 Annual Report and
Accounts”
the annual report and accounts of the BHP Group for FY 2019, released on 17 September 2019;
the annual report and accounts of the BHP Group for FY 2020, released on 14 September 2020;
the annual report and accounts of the BHP Group for FY 2021, released on 14 September 2021;
“ABN” an Australian Business Number;
“ACN” an Australian Company Number;
“Acquired Shares” as defined in Section 7.5 of Part VIII (Information on the BHP Group) of this document;
“Admission” admission of the:
Limited Shares, including the New Limited Shares, to the standard listing segment of the FCA Official List;
Limited Shares, including the New Limited Shares, to trading on the LSE’s Main Market for listed securities;
Limited Shares, including the New Limited Shares, to listing and trading on the JSE, by way of secondary listing on the general mining sector of the JSE’s Main Board; and
New Limited Shares to quotation on the ASX; “ADRs” American Depositary Receipts;
“ADS Holders” holders of ADSs;
“ADSs” American Depositary Shares, including the Limited ADSs and
Plc ADSs, as applicable, and “ADS” means any one of them;
“AEDT” Australian Eastern Daylight Time;
“Amended Limited Constitution” the Limited Constitution, as amended pursuant to resolution 1 to be considered at the Limited GM, a copy of which is available to view on the BHP Group website at www.bhp.com/unify from the date of this document and for a period of twelve months from Admission;
“Amended Plc Articles of
Association”
the Plc Articles of Association as amended pursuant to resolution 4 to be considered at the Plc GM;
“ASIC” the Australian Securities and Investments Commission;
“ASX Listing Rules” the rules, as amended from time to time, that govern the admission, quotation, suspension and removal of entities from the ASX Official List;
“ASX Official List” the official list of listed entities on the ASX;
“ASX Settlement Operating Rules” the operating rules for settlement on the ASX Official List;

“ASX” ASX Limited or the market conducted by it, as the context requires;
“ASX Corporate Governance Principles and Recommendations”
the fourth edition of the ASX Corporate Governance Principles and Recommendations, released in February 2019;
“Australian dollar”, “AUD” or “A$” the lawful currency of Australia;
“Australian Medicare Levy” the levy imposed by the Medicare Levy Act 1986 (Cth) under
Australian law;
“Australian Takeovers Panel” the Australian Panel on Takeovers and Mergers;
“BHP” the Company and/or Plc as the context requires;
“BHP Brasil” BHP Billiton Brasil Ltda, a company incorporated in Brazil (NIRE
33.200.336.74-3);
“BHP Group”• prior to implementation of the Plc Scheme, each of the
Limited Group and the Plc Group; and
after implementation of the Plc Scheme, the Limited
Group,
and, in each case, references to a “Group Company” are to a member of the BHP Group at such time;
“BHP Mitsui Coal” the two open-cut metallurgical coal mines in the Bowen Basin, Central Queensland, which is currently 80 per cent owned by the BHP Group;
“BHP Operating System” a program which the BHP Group employs to help build leader capability to encourage leading and working that focuses on the safety of the BHP Group’s people, value for its customers and a mindset of zero waste;
“Board”• prior to implementation of the Plc Scheme, the board of directors of Plc or the Company (as the context requires); and
after implementation of the Plc Scheme, the board of directors of the Company;
“Business Day” any day (excluding Saturdays, Sundays and public holidays in Melbourne, Australia, London, UK and Johannesburg, South Africa) on which banks are generally open for business in Melbourne, Australia, London, UK and Johannesburg, South Africa;
“CDP” the BHP Group’s Cash and Deferred Plan, as amended from time to time, which has the meaning given to it in Section 7.3 of Part VIII (Information on the BHP Group) of this document;
“Cerrejón” the non-operated joint venture of the open-cut energy coal mine in Colombia, which is 33.3 per cent owned by the BHP Group;
“certificated” or in “certificated form”
in relation to a share or other security, a share or other security the title to which is recorded in the relevant register of the share or other security concerned as being held in certificated form (that is, not in CREST or STRATE);
“CGT” capital gains tax;

“CHESS” the Clearing House Electronic Subregister System, managed by ASX Settlement Pty Limited (being the settlement system in Australia);
“Circular” the circular published on the same date as this Prospectus and sent to Plc Shareholders and Limited Shareholders, relating to Unification and made available on BHP Group’s website at www.bhp.com/unify;
“City Code” the UK City Code on Takeovers and Mergers;
“Class Rights Action” those matters on which Limited Shareholders may have divergent interests from Plc Shareholders, in respect of which neither the Company nor Plc shall undertake, without the prior approval of the ordinary shareholders in the other company voting separately and, where appropriate, the approval of its own ordinary shareholders voting separately, in accordance with the applicable class rights procedure, as set out in the Sharing Agreement;
“Companies Act 2006” the Companies Act 2006 of England and Wales, as amended from time to time;
“Company” or “Limited” BHP Group Limited, a company incorporated in Australia (ABN
49 004 028 077), whose registered office is 171 Collins Street, Melbourne, Victoria 3000, Australia;
“Computershare Australia” Computershare Investor Services Pty Limited, a company incorporated in Australia (ABN 48 078 279 277);
“Computershare Nominees” Computershare Nominees Proprietary Limited, a private company incorporated in accordance with the laws of South Africa (registration number 1999/008543/07), being the nominee of Computershare’s CSDP;
“Computershare South Africa” Computershare Investor Services (Pty) Ltd, a company incorporated in accordance with the laws of South Africa (registration number 2004/003647/07);
“Computershare UK” Computershare Investor Services PLC, a company incorporated in England and Wales (company number
03498808), whose registered office is The Pavilions, Bridgwater
Road, Bristol BS13 8AE, UK;
“COP 26” the 2021 United Nations Climate Change Conference, held in
Glasgow, Scotland in November 2021;
“Corporations Act 2001” the Corporations Act 2001 (Cth) of Australia, as amended from time to time;
“Court” the High Court of Justice in England and Wales;
“Court Order” the order of the Court sanctioning the Plc Scheme;
“Court Sanction Hearing” the hearing at which the Court is asked to sanction the Plc
Scheme;
“Covid-19” an infectious disease caused by the SARS-CoV-2 virus;
“CREST” the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the relevant system (as defined in the CREST Regulations) of which Euroclear is the Operator (as defined in the CREST Regulations);

“CREST International Manual” the rules governing the operation of CREST as published by
Euroclear;
“CREST Regulations” the Uncertificated Securities Regulations 2001 (S.I. 2001
No. 3755), as amended from time to time;
“CSDP” a Central Securities Depository Participant, a participant as defined in Chapter I of the Financial Markets Act 19 of 2012 (South Africa);
“CSN” a corporate sponsored nominee;
“CSN Facility” the corporate sponsored nominee facility arranged by the Company with Computershare UK to enable Plc Certificated Shareholders with a registered address in a Permitted Jurisdiction to receive their interests in New Limited Shares in a form which will enable them to trade those shares on the LSE;
“CSN Terms and Conditions” the terms and conditions under which Computershare UK provides the CSN Facility, as amended from time to time, described in Section 4.3 of Part XIII (Additional Information) of this document, a copy of which is available on the BHP Group website at www.bhp.com/unify;
“Cut-Off Date” 30 April 2022, or such later date as may be agreed by Plc and the Company in writing;
“CY” a calendar year, ended, or ending, on 31 December;
“Deed Poll Guarantees” each of the deed poll guarantees made by the Company and Plc on 29 June 2001, in respect of certain contractual obligations of each entity, respectively;
“DI” dematerialised depositary interests;
“DI Deed Poll” the deed poll made by Computershare UK constituting the Limited DIs, described in Section 4.3 of Part XIII (Additional Information) of this document, a copy of which is available on the BHP Group website at www.bhp.com/unify and also available on request from Computershare (provided that, in case of conflict between the two, the form available on request from Computershare shall prevail);
“Director”• prior to implementation of the Plc Scheme, a director of
Plc or the Company (as the context requires); and
after implementation of the Plc Scheme, a director of the
Company;
“Disclosure Guidance and
Transparency Rules”
the disclosure guidance and transparency rules made by the FCA acting under Part VI of FSMA, as set out in the FCA Handbook of Rules and Guidance, each as amended from time to time;
“DLC” or “DLC Structure” the dual-listed companies structure between the Company and
Plc;
“DLC Dividend Share Buy-back” the selective buy-back by the Company (pursuant to the Corporations Act 2001) of the DLC Dividend Share from Plc (Aust) Co for A$2.00, pursuant to the terms of the DLC Dividend Share Buy-back Agreement;
“DLC Dividend Share Buy-back
Agreement”
the contract giving effect to the DLC Dividend Share Buy-back;

“DLC Dividend Share” the share issued by the Company to support the equalisation principles, issued on 23 February 2016 at US$10;
“DTC” the Depository Trust Company in the United States;
“DWT” dividend withholding tax;
“EST” Eastern Standard Time;
“Effective Time” as defined in Section 13.2(B) of Part XIII (Additional Information)
of this document;
“ELT” the Executive Leadership Team, which reports directly to the Chief Executive Officer and is responsible for the day-to-day management of the BHP Group and leading the delivery of the BHP Group’s strategic objectives;
“Employee Share Plans” the LTIP, the STIP, the MAP, the CDP and Shareplus;
“Enlarged Share Capital” the fully paid ordinary shares in the share capital of the
Company, as enlarged on implementation of Unification;
“EU” the European Union;
“Euroclear” Euroclear UK & International Limited, the operator of CREST;
“EUWA” the European Union (Withdrawal) Act 2018, as amended from time to time;
“Exchange Ratio” the ratio by which Plc Shares will be exchanged for New
Limited Shares pursuant to Unification;
“Excluded Shareholder” a Selling Shareholder or a Restricted Shareholder;
“Excluded Shares” any Plc Shares held in treasury by Plc (including, for the avoidance of doubt, the Plc Preference Shares) and the Plc Special Voting Share;
“Executive Director” the Chief Executive Officer of the Company;
“Existing Limited Shares” the fully paid ordinary shares in the capital of the Company in issue prior to Unification;
“EY Australia” Ernst & Young, with its office at Level 23, 8 Exhibition Street, Melbourne VIC 3000, Australia;
“EY UK” Ernst & Young LLP, with its office at 1 More London Place, London SE1 2AF, UK;
“FATA” the Foreign Acquisitions and Takeovers Act 1975 (Cth) of
Australia, as amended from time to time;
“FCA Listing Rules” the listing rules made by the FCA under section 73A of FSMA, as amended from time to time;
“FCA Official List” the official list of the FCA pursuant to FSMA;
“FCA” the Financial Conduct Authority of the United Kingdom;
“Federal Public Prosecutor’s
Office”
the Federal Public Prosecutors’ Office in Brazil;
“FIEA” Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended from time to time);

“FinSA” the Swiss Financial Services Act, as amended from time to time;
“First Nations Heritage Protection
Alliance”
the First Nations Heritage Protection Alliance in Australia;
“Framework Agreement” the framework agreement entered into on 2 March 2016 between BHP Brasil, Samarco, Vale, the states of Espírito Santo and Minas Gerais and other public authorities to establish the Fundação Renova foundation;
“FSMA” the Financial Services and Markets Act 2000, as amended from time to time;
“FTSE” Financial Times Stock Exchange;
“Fundação Renova” the foundation established relating to the Samarco dam failure, as described in Section 14 of Part XIII (Additional Information) of this document;
“FutureFit Academy” the BHP Group’s national training program whereby it invests in apprentices and trainees in Australia in its operations services;
“FY 2019” the 52-week period ended 30 June 2019; “FY 2020” the 52-week period ended 30 June 2020; “FY 2021” the 52-week period ended 30 June 2021; “FY” the financial year;
“Glencore” Glencore plc, the Anglo-Swiss multinational commodity trading and mining company with headquarters in Baar, Switzerland;
“Governance Agreement” as defined in Section 14 of Part XIII (Additional Information) of this document;
“Historical Financial Information” the information provided in Section A of Part IX (Financial
Information Relating to the BHP Group) of this document;
“HMRC” HM Revenue & Customs, the UK tax authority;
“HSEC” health, safety, environment and community;
“IFRS”• Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards and interpretations as issued by the Australian Accounting Standards Board;
International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union;
International Financial Reporting Standards and interpretations as issued by the International Accounting Standards Board; and
International Accounting Standards adopted for use within the UK, collectively referred to as IFRS;
“Implementation Date” the date which is the Business Day after the date on which the
Plc Scheme Record Time occurs, or such other date as Limited and Plc may agree in writing, being the date on which the New
Limited Shares are issued pursuant to the Plc Scheme;
“Implementation Deed” the implementation deed entered into on 7 December 2021 between the Company and Plc, as summarised in Section 13.1 of Part XIII (Additional Information) of this document;
“Implementation” the implementation of Unification, which involves each of the following:
the Plc Scheme becoming effective in accordance with its terms on the Plc Scheme Effective Time; and
the issue of New Limited Shares by Limited to (former) Scheme Shareholders on the Implementation Date;
“Indirect Limited ADS Holder” holders of Limited ADSs that are held indirectly through a bank, broker, other financial institution or DTC participant;
“Indirect Plc ADS Holder” holders of Plc ADSs that are held indirectly through a bank, broker, other financial institution or DTC participant;
“Integration and Transition
Services Agreement”
the integration and transition services agreement entered into between the Company and Woodside and dated 22 November
2021 relating to the Petroleum Transaction, as further detailed in Section 13.2 of Part XIII (Additional Information) of this document;
“Internal Revenue Code” the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect;
“International Labour
Organization”
the International Labour Organization, a United Nations agency whose mandate is to advance social and economic justice through setting international labour standards;
“IRS” US Internal Revenue Service;
“ISIN” an international securities identification number;
“Jansen Announcement” the announcement made by the BHP Group on 17 August 2021 entitled ‘BHP approves investment in Jansen Stage 1 potash project’, including Appendix 1;
“Jansen Stage 1” the US$5.7 billion in capital expenditure for the Jansen potash project in the province of Saskatchewan, Canada;
“Joint Electorate Actions” those matters which affect the Limited Shareholders and the Plc Shareholders in a similar way, in respect of which the Shareholders vote on a combined basis through the Limited Special Voting Share and Plc Special Voting Share, in accordance with the applicable joint electorate actions procedure, as set out in the Sharing Agreement;
“JSE’s Main Board” the main board of the JSE;
“JSE” JSE Limited or the market conducted by it, as the context requires;
“Jupiter” gas fields off the coast of Western Australia, which is 50 per cent owned by the BHP Group;
“KPMG Australia” KPMG, with its office at 147 Collins Street, Melbourne VIC 3000;

“KPMG UK” KPMG, with its office at 15 Canada Square, London E14 5GL;
“Latest Practicable Date” 6 December 2021, being the latest practicable date prior to publication of this document;
“LDC” Law Debenture Trust Corporation P.L.C.;
“Limited ADRs” ADRs evidencing Limited ADSs;
“Limited ADS Deposit Agreement” the second amended and restated deposit agreement dated
2 July 2007, by and among the Company, the Limited ADS Depositary, and the Limited ADS Holders;
“Limited ADS Depositary” Citibank, N.A., the depositary under the Company’s ADR program;
“Limited ADS Holders” holders and beneficial owners of ADSs representing Limited
Shares;
“Limited ADSs” ADSs representing Limited Shares (each a “Limited ADS”), each Limited ADS representing two Limited Shares. The terms and conditions of the Limited ADSs are set forth in the Limited ADS Deposit Agreement;
“Limited Constitution” the Company’s constitution in effect as at the date of this document;
“Limited Directors” the directors of the Company, as set out in Part V (Directors, Company Secretary, Registered Office and Advisers) of this document, or where the context so requires, the directors of Limited from time to time, and “Limited Director” shall mean any one of them;
“Limited DIs” depositary interests issued and administered by Computershare UK, each of which represents an entitlement to one underlying Limited Share on the LSE, and “Limited DI” means any one of them;
“Limited GM Proxy Form” the proxy form for voting on resolutions at the Limited GM which accompanies the Circular;
“Limited GM” the extraordinary general meeting of Limited Shareholders to be held at 6.00 p.m. (Melbourne time) on 20 January 2022 convened pursuant to the Notice of Limited GM set out in the Circular, including any adjournment, postponement or reconvention thereof;
“Limited Group” the Company and its subsidiaries from time to time;
“Limited Resolutions” the Unification Resolutions to be proposed at the Limited GM, as set out in the Notice of Limited GM;
“Limited Senior Managers” a senior manager of the Company, as set out in Section 10.2 of Part XIII (Additional Information) of this document, and “Limited Senior Manager” shall mean any one of them;
“Limited Share Register” the register of Limited Shareholders maintained under section 169 of the Corporations Act 2001;
“Limited Shares” fully paid ordinary shares in the capital of the Company, from time to time, and which:
shall encompass both Existing Limited Shares and New
Limited Shares, as the context requires; and
assuming implementation of Unification:

– in the case of a Limited ordinary share to be held through CREST, will be represented by a Limited DI; and
– in the case of a Limited ordinary share to be held through STRATE, will be represented by a beneficial entitlement to such share, and “Limited Share” means any one of them;
“Limited Shareholders” the holders of Limited Shares from time to time, any such holder being a “Limited Shareholder”;
“Limited South African Branch
Register”
“Limited Special Voting Share
Buy-back Agreement”
“Limited Special Voting Share
Buy-back”
following Unification, the branch register of Limited
Shareholders maintained in South Africa;
the contract giving effect to the Limited Special Voting Share
Buy-back;
the selective buy-back (pursuant to the Corporations Act 2001) by the Company of the Limited Special Voting Share from Limited SVC for A$2.00, pursuant to the Limited Special Voting Share Buy-back Agreement;
“Limited Special Voting Share” the special voting share in the Company’s capital issued to
Limited SVC;
“Limited SVC” the holder of the Limited Special Voting Share, being BHP SVC Pty Limited, a company incorporated in Australia (ACN 096 515
570) whose registered office is Level 4, 55 Clarence Street, Sydney NSW 2000, Australia;
“LSE” London Stock Exchange Plc, or the market conducted by it, as the context requires;
“LSE’s Main Market” the main market segment of the LSE;
“LTIP” the Long-Term Incentive Plan, as amended from time to time, which has the meaning given to it in Section 7.1 of Part VIII (Information on the BHP Group) of this document;
“MAP” the Management Award Plan, as amended from time to time, which has the meaning given to it in Section 7.4 of Part VIII (Information on the BHP Group) of this document;
“Matching Shares” as defined in Section 7.5 of Part VIII (Information on the BHP Group) of this document;
“Medicare” the US federal health insurance program established by Title XVIII of the Social Security Act, 42 U.S. Code Sections 1395 et seq., and any statutes succeeding thereto;
“Mineral Resources” a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality) and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling;
“Minerals Americas” the BHP Group’s Minerals Americas business, described in Section 2.1 of Part VIII (Information on the BHP Group) of this document;

“Minerals Australia” the BHP Group’s Minerals Australia business, described in Section 2.1 of Part VIII (Information on the BHP Group) of this document;
“New Limited ADSs” the new Limited ADSs proposed to be issued pursuant to
Unification (each a “New Limited ADS”);
“New Limited ADS Admission
Time”
expected to be prior to the market open (New York time) on
31 January 2022;
“New Limited Shares” the new ordinary shares proposed to be issued by the
Company pursuant to Unification which, in the case of;
Limited ordinary shares to be held through CREST, will be represented by a Limited DI; and
Limited ordinary shares to be held through STRATE, will be represented by a beneficial entitlement to such share;
“Nomination and Governance
Committee”
the BHP Group’s nomination and governance committee which, following completion of Unification, shall refer to the Company’s nomination and governance committee;
“Non-Executive Directors”• prior to the implementation of the Plc Scheme, the directors who hold the position of Chair or non-executive director in the Company and Plc; and
after implementation of the Plc Scheme, the directors who hold the position of Chair or non-executive director in the Company, and “Non-Executive Director” shall mean any one of them;
“Notice of Limited GM” the notice of Limited GM as set out in Appendix 4 of the
Circular;
“Notice of Plc GM” the notice of Plc GM as set out in Appendix 6 of the Circular;
“Notice of Plc Scheme Meeting” the notice of Plc Scheme Meeting as set out in Appendix 5 of the Circular;
“Notices of Meeting” the Notice of Limited GM, Notice of Plc GM and Notice of Plc
Scheme Meeting;
“NSWEC” the open-cut energy coal mine and coal preparation plant in
New South Wales that is 100 per cent owned by the BHP Group;
“NYSE” the New York Stock Exchange;
“NZD” the lawful currency of New Zealand;
“Onshore US Shale” interests in the Eagle Ford, Fayetteville, Haynesville and Permian oil and gas assets that were divested by the BHP Group in 2018;
“Ore Reserves” the economically mineable part of a measured and/or indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified;
“Overseas Shareholders” a Plc Shareholder with a registered address in, or who is a citizen, resident or national of jurisdictions, outside the United Kingdom, United States, Australia or South Africa or whom Plc reasonably believes to be a citizen, resident or national of jurisdictions outside the United Kingdom, United States, Australia or South Africa;
“Parallel General Meeting” as defined in the Limited Constitution;
“Permitted Jurisdiction” Argentina, Botswana, Brazil, Chile, Gibraltar, Guernsey, Guinea, Hong Kong, Indonesia, Isle of Man, Jersey, Mexico, Namibia, Paraguay, Peru, South Africa, South Korea, Switzerland, Taiwan or the United Kingdom;
“PetroCo” BHP Petroleum International Pty Ltd, a company incorporated in Australia (ACN 006 923 897);
“PetroCo Group” PetroCo and its subsidiary undertakings, which excludes any subsidiary undertaking which will be excluded from the scope of the Petroleum Transaction pursuant to the Petroleum Restructuring;
“Petroleum Restructuring” the restructuring of the BHP Group’s Petroleum business to exclude certain entities from the scope of the Petroleum Transaction;
“Petroleum” the BHP Group’s Petroleum business, described in Section 2.1 of
Part VIII (Information on the BHP Group) of this document;
“Petroleum Transaction” the proposed transaction described in Section 2.2 of Part VIII (Information on the BHP Group) of this document;
“PFIC” Passive Foreign Investment Company;
“Plc” BHP Group Plc, a company incorporated under the laws of England and Wales (company number 03196209), with its registered office at Nova South, 160 Victoria Street, London SW1E 5LB, UK;
“Plc (Aust) Co” BHP (AUS) DDS Pty Ltd, a company incorporated in Australia (ACN 609 420 420) and wholly owned subsidiary of Plc, which holds the DLC Dividend Share;
“Plc ADRs” ADRs evidencing Plc ADSs;
“Plc ADS Deposit Agreement” the amended and restated deposit agreement dated 2 July
2007, by and among Plc, the Plc ADS Depositary and the Plc
ADS Holders;
“Plc ADS Depositary” Citibank, N.A. in its capacity as depositary under the Plc ADS Deposit Agreement;
“Plc ADSs” ADSs representing Plc Shares (each a “Plc ADS”), with each Plc
ADS representing two Plc Shares;
“Plc ADS Holders” holders and beneficial owners of Plc ADSs representing Plc
Shares;
“Plc Articles of Association” the articles of association of Plc in effect as at the date of this document;
“Plc Certificated Shareholder” a holder of a Plc Share who holds that share in certificated form and whose shareholding is not recorded in the Plc South African Branch Register;
“Plc CREST Shareholder” a holder of a Plc Share who holds that share through CREST;

“Plc Directors” the directors of Plc, as set out in Part V (Directors, Company Secretary, Registered Office and Advisers) of this document or, where the context so requires, the directors of Plc from time to time, and “Plc Director” means any one of them;
“Plc GM Proxy Form” collectively or individually, each of the proxy forms for voting on the applicable Unification Resolution at the Plc GM which accompanies the Circular (being one for use by Plc Shareholders on the Plc UK Share Register and one for use by Plc Shareholders on the Plc South African Branch Register), as the context requires;
“Plc GM” the extraordinary general meeting of Plc Shareholders to be held at 10.30 a.m. (London time) (or, if later, as soon thereafter as the Plc Scheme Meeting has concluded or been adjourned) on 20 January 2022 convened pursuant to the Notice of Plc GM set out in Appendix 6 to the Circular, including any adjournment, postponement or reconvention thereof;
“Plc Group” Plc and its subsidiaries from time to time;
“Plc Meetings” the Plc Scheme Meeting and the Plc GM;
“Plc Preference Shares” the 50,000 5.5 per cent cumulative preference shares of £1.00 each in the capital of Plc, currently held by Plc in treasury having been gifted such shares by JP Morgan Limited;
“Plc Resolutions” the Unification Resolutions to be proposed at each of:
the Plc Scheme Meeting, as set out in the Notice of Plc
Scheme Meeting; and
the Plc GM, as set out in the Notice of Plc GM;
“Plc Scheme Effective Time” the time and date at which the Plc Scheme becomes effective in accordance with its terms;
“Plc Scheme Meeting Proxy Form” collectively or individually, each of the proxy forms for voting on the applicable Unification Resolutions at the Plc Scheme Meeting which accompanies the Circular (being one for use by Plc Shareholders on the Plc UK Share Register and one for use by Plc Shareholders on the Plc South African Branch Register), as the context requires;
“Plc Scheme Meeting” the meeting of Scheme Shareholders convened by order of the Court pursuant to section 896 of the Companies Act 2006 and in accordance with the Notice of Plc Scheme Meeting, to consider and, if thought fit, approve the Plc Scheme, including any adjournment, postponement or reconvention thereof, to be held at 10.00 a.m. (London time) on 20 January 2022 (or, if later, as soon thereafter as the Limited GM has concluded or been adjourned);
“Plc Scheme Record Time” 9.00 p.m. (London time) on 28 January 2022;
“Plc Scheme” the proposed scheme of arrangement under Part 26 of the Companies Act 2006 between Plc and Plc Shareholders as set out in Appendix 1 of the Circular, with or subject to any modification, addition or condition approved or imposed by the Court;
“Plc Share Register” collectively the Plc UK Share Register and the Plc South African
Branch Register;

“Plc Share Registry” Computershare UK and/or Computershare South Africa, as applicable;
“Plc Shareholders” the holders of Plc Shares from time to time, any such holder being a “Plc Shareholder”;
“Plc Shares” fully paid ordinary shares of US$0.50 each in the capital of Plc from time to time (and for the avoidance of doubt, not the Plc Preference Shares nor the Plc Special Voting Share), and “Plc Share” means any one of them;
“Plc South African Branch
Register”
prior to Unification, the branch register of Plc Shareholders maintained in South Africa;
“Plc Special Voting Share” the special voting share of $0.50 in the capital of Plc issued to
Plc SVC;
“Plc Special Voting Share Buy- back Agreement”
“Plc Special Voting Share Buy- back”
the contract between Plc and Plc SVC, giving effect to the Plc
Special Voting Share Buy-back;
the off-market share buy-back to be undertaken by Plc in relation to the Plc Special Voting Share, at a price of US$0.50 which is conditional on approval by Plc Shareholders of the terms of the Plc Special Voting Share Buy-back Agreement, the Class Rights Actions in connection with the amendment to Article 35(5) of the Plc Articles of Association and the amendment to Article 35(5) of the Plc Articles of Association, and on the Plc Scheme being sanctioned at the Court Sanction Hearing;
“Plc SVC” the holder of the Plc Special Voting Share, being Billiton SVC Limited, a company incorporated under the laws of England and Wales (company number 4074194), with its registered office at 8th Floor 100 Bishopsgate, London EC2N 4AG, UK;
“Plc UK Share Register” the register of members of Plc maintained under section 113 of the Companies Act 2006, but excluding those members on the Plc South African Branch Register;
“Pounds Sterling”, “£” or “pence” the lawful currency of the UK;
“PRA” Prudential Regulation Authority of the UK;
“PRC” People’s Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan);
“Preliminary Results” the BHP Group’s preliminary results for FY 2021 published on
17 August 2021;
“Programs” as defined in Section 13.3 of Part XIII (Additional Information) of this document;
“Prospectus Delegated
Regulation”
the UK version of the Commission Delegated Regulation (EU)
2019/980 of 14 March 2019 supplementing the UK Prospectus Regulation (as it forms part of retained EU law as defined in the EUWA);
“Prospectus Regulation Rules” the prospectus regulation rules made by the FCA, and includes, where appropriate, relevant provisions of the UK Prospectus Regulation as referred to or incorporated within the Prospectus Regulation Rules, under section 73A of FSMA, as amended from time to time;

“Prospectus” or this “document” this document relating to the Company for the purpose of
Admission;
“Public Defense Office” includes the Federal, State of Minas Gerais and State of Espírito
Santo public defense offices;
“Public Prosecutors’ Office” includes the Federal, State of Minas Gerais and State of Espírito
Santo public prosecutors’ offices;
“R$” or “Brazilian real” the lawful currency of Brazil;
“R$155 billion Federal Public
Prosecutors’ Claim”
as defined in Section 14 of Part XIII (Additional Information) of this document;
“R$20 Public Civil Claim” as defined in Section 14 of Part XIII (Additional Information) of this document;
“Rand” the lawful currency of South Africa;
“Registered Plc ADS Holders” holders of Plc ADSs that are held:
by having an ADR, which is a certificate evidencing a specific number of Plc ADSs previously registered in a Plc ADS Holder’s name; or
by holding Plc ADSs in uncertificated form on the register of Plc ADSs maintained by the Plc ADS Depositary;
“Registrar” as the context requires, each of Computershare Australia, Computershare UK and Computershare South Africa;
“Registrar of Companies” the Registrar of Companies in England and Wales;
“regulatory authority” any central bank, ministry, governmental, quasi-governmental (including the EU), supranational, statutory, regulatory or investigative body or authority (including any national or supranational antitrust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing, function or other authority, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including for the avoidance of doubt, the UK Panel, Australian Takeovers Panel, the FCA, the LSE, ASIC and the JSE;
“Regulatory Information Service” any one of the regulatory information services authorised by the FCA to receive, process and disseminate regulatory information from listed companies;
“Related Party Transaction” has the meaning ascribed to it in paragraph 9 of IAS 24, being the standard adopted according to Regulation (EC) No. 1606/2002;
“Remuneration Committee” the BHP Group’s remuneration committee which, following completion of Unification, shall refer to the Company’s remuneration committee;
“Restricted Shareholders” a Plc Shareholder who is resident, located or has a registered address in a jurisdiction outside Australia, the United Kingdom, South Africa or the United States in respect of whom:
Plc and/or the Company (as the case may be) is advised that the law of a country or territory outside of those jurisdictions precludes the allotment, issue and/or delivery to that Plc Shareholder of New Limited Shares and/or New Limited ADSs in accordance with the Plc Scheme; or
Plc and/or the Company (as the case may be) determine that it is unable to comply, or that it would be unduly onerous to comply, with any governmental or other consent or any other registration, filing or other formality in order to allot, issue and/or deliver to that Plc Shareholder their New Limited Shares and/or New Limited ADSs in accordance with the Plc Scheme, and the Company has exercised its discretion, where applicable, to require Plc to treat such Plc Shareholder as a “restricted shareholder” for the purposes of the Plc Scheme;
“Risk and Audit Committee” the BHP Group’s risk and audit committee which, following completion of Unification, shall refer to the Company’s risk and audit committee;
“SA Sale Facility Election” a valid election made by a Small Plc South African Branch Register Shareholder to participate in the Sale Facility by means of:
for certificated holders: completion, execution and receipt by Computershare South Africa of the SA Surrender, Election and Transfer Form (made available to certificated Plc Shareholders on the Plc South African Branch Register, including on BHP’s website at www.bhp.com/unify) in accordance with the instructions specified therein; or
for holders in dematerialised form through STRATE: communication of your election to participate in the Sale Facility to your CSDP or broker, for onward communication to Computershare South Africa, in accordance with the mandate that governs your relationship with your CSDP or broker, in each case, by the applicable SA Sale Facility Election Deadline, such election not having been revoked or withdrawn by that time;
“SA Sale Facility Election
Deadline”
the latest time and date for: (i) SA Facility Elections; and/or (ii) instructions amending, revoking or withdrawing a Small Plc South African Branch Register Shareholder’s election in respect of their participation in the Sale Facility, to be received by Computershare South Africa in order to be valid, being:
for Small Plc South African Branch Register Shareholders holding their Plc Shares on the Plc South African Branch Register in certificated form at the Plc Scheme Record Time: 12.00 p.m. (South African time) on 2 February 2022; or
for Small Plc South African Branch Register Shareholders holding their Plc Shares on the Plc South African Branch Register in STRATE in dematerialised form at the Plc Scheme Record Time: 1.00 p.m. (South African time) on
2 February 2022;

“SA Sale Facility T&Cs” the terms and conditions upon which Computershare South Africa offers and administers (or procures the same in respect of) the Sale Facility to Small Plc South African Branch Register Shareholders, which are set out in Section 3.3 (excluding Section 3.3.1) and Section 8.3.7 (excluding the sub-section entitled “Small Plc UK Register Shareholders”) of the Circular;
“SA Surrender, Election and
Transfer Form”
the form made available to certificated Plc Shareholders by means of which: (i) Small Plc South African Branch Register Shareholders can elect to participate in the Sale Facility; and (ii) certificated Plc South African Branch Register Shareholders can appoint a CSDP or broker in respect of the dematerialised holding of New Limited Shares to which they are entitled pursuant to the Plc Scheme, in each case, in accordance with the instructions specified therein and in such form as may be amended from time to time with BHP’s consent, which has been made available to certificated Plc Shareholders on the Plc South African Branch Register, including on BHP’s website at www.bhp.com/unify, in such form;
“Sale Agreement” the share sale agreement between the Company and Woodside dated 22 November 2021 relating to the Petroleum Transaction, as further detailed in Section 13.2 of Part XIII (Additional Information) of this document;
“Sale Facility” the facility under which New Limited Shares attributable to Selling Shareholders will be issued to Computershare UK or Computershare Nominees (as applicable) and sold, as described in Section 3.4(G)(i) of Part VII (Information on Unification) of this document, in accordance with the terms and conditions set out in the applicable Sale Facility T&Cs;
“Sale Facility Election Deadline(s)” collectively or individually, the UK Sale Facility Election Deadline and/or the SA Sale Facility Election Deadline, as the context requires;
“Sale Facility Election Form(s)” collectively or individually, the UK Sale Facility Election Form and/or the SA Surrender, Election and Transfer Form, as the context requires;
“Sale Facility Shares” collectively or individually (as the context requires), the New Limited Shares (in respect of Selling Shareholders who are Small Plc South African Branch Register Shareholders and/or Limited DIs (in respect of Selling Shareholders who are Small Plc UK Register Shareholders), in each case, to be sold under the Sale Facility in accordance with the applicable Sale Facility T&Cs, as described in Section 3.4(G) of Part VII (Information on Unification) of this document;
“Sale Facility T&Cs” collectively or individually, the UK Sale Facility T&Cs and/or the
SA Sale Facility T&Cs, as the context requires;
“Samarco dam failure” the Samarco iron ore operation in Minas Gerais, Brazil tailings dam failure on 5 November 2015, as further described in Section 14 of Part XIII (Additional Information) of this document;
“Samarco” Samarco Mineração S.A., a company incorporated in Brazil
(NIRE 3130004666-4); “SARB” South African Reserve Bank; “SAST” South Africa Standard Time;

“Scarborough Joint Venture” the Scarborough gas project off the coast of Western Australia, which is 26.5 per cent owned by the BHP Group;
“Scheme Shareholders” registered holders (including any person(s) entitled by transmission) of the Scheme Shares, and “Scheme Shareholder” shall mean any one of them;
“Scheme Shares” any Plc Shares:
in issue at the date of this document;
issued after the date of this document and prior to the
Voting Entitlement Time, if any; and
issued at or after the Voting Entitlement Time and prior to the Plc Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Plc Scheme, or shall by such time have agreed in writing to be bound by the Plc Scheme, if any, in each case remaining in issue at the Plc Scheme Record Time but excluding any Excluded Shares at any relevant date or time;
“SEC” the US Securities and Exchange Commission;
“Section 3(a)(10)” the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) in relation to Unification;
“Selective Buy-backs” each of the Limited Special Voting Share Buy-back and the DLC Dividend Share Buy-back;
“Selling Shareholders” collectively or individually (as the context requires) and as described in Section 3.4 of Part VII (Information on Unification) of this document:
any Small Plc UK Register Shareholders who validly elect (and have not revoked or withdrawn such election) to have their Limited DIs sold pursuant to the Sale Facility in accordance with the UK Sale Facility T&Cs; and/or any Small Plc South African Branch Register Shareholders who validly elect (and have not, revoked or withdrawn such election) to have their New Limited Shares sold pursuant to the Sale Facility in accordance with the SA Sale Facility T&Cs, and “Selling Shareholder” means any one of them;
“SFO” Securities and Futures Ordinance (Cap. 571 of the Laws of
Hong Kong);
“Share Consideration” the shares to be issued by Woodside to the Company pursuant to and calculated in accordance with the terms and conditions of the Sale Agreement in relation to the Petroleum Transaction;
“Shareholder Meetings” each of the Plc Scheme Meeting, the Plc GM and the Limited
GM;
“Shareholder” a Limited Shareholder and/or a Plc Shareholder;
“Shareplus” the Global Employee Share Plan, as amended from time to time, which has the meaning given to it in Section 7.5 of Part VIII (Information on the BHP Group) of this document;

“Sharing Agreement” the DLC structure sharing agreement dated 29 June 2001 and amended in November 2015 between the Company and Plc;
“Small Plc Shareholder Threshold” 400 Plc Shares or such other amount as BHP may, in its sole and absolute discretion, determine prior to the sale of Sale Facility Shares in accordance with the Sale Facility (provided that any such alternative determination shall be communicated to Shareholders by means of an announcement on the relevant stock exchange(s) as soon as reasonably practicable following such determination);
“Small Plc Shareholder” collectively or individually, either of a Small Plc South African Branch Register Shareholder and/or Small Plc UK Register Shareholder, as the context requires;
“Small Plc South African Branch
Register Shareholder”
“Small Plc UK Register
Shareholder”
a Plc Shareholder:
who is on the Plc South African Branch Register (whether such Plc Shares are held in certificated or uncertificated form);
who neither resides in the United States nor acts for the account or benefit of persons in the United States; and
whose aggregate holding of Plc Shares amounts to the
Small Plc Shareholder Threshold or less, as at the Plc Scheme Record Time;
a Plc Shareholder:
who is a certificated holder on the Plc UK Share Register
(and not in CREST);
whose registered address is in a Permitted Jurisdiction;
who neither resides in the United States nor acts for the account or benefit of persons in the United States; and
whose aggregate holding of Plc Shares amounts to the
Small Plc Shareholder Threshold or less,
as at the Plc Scheme Record Time;
“South African Companies Act” the South African Companies Act, No. 71 of 2008, as amended from time to time;
“Special Voting Shares” the Plc Special Voting Share and the Limited Special Voting
Share;
“Special Voting Shares Deed” as described in Section 13.4(C) of Part XIII (Additional
Information) of this document;
“Stanmore Resources” Stanmore Resources Ltd, the Australian resources company with operations and exploration projects in the Bowen and Surat Basins;
“State Revenue Office” the State Revenue Office, Melbourne, Australia;
“STIP” the Short Term Incentive Plan, as amended from time to time, which has the meaning given to it in Section 7.2 of Part VIII (Information on the BHP Group) of this document;

“STRATE Nominee” PLC Nominees Proprietary Limited (registration number
1989/002235/07) incorporated and registered in South Africa, a company indirectly wholly owned by STRATE, acting as nominee for the holders of the dematerialised Plc Shares or Limited Shares (as applicable) traded and settled on the JSE;
“STRATE” STRATE Proprietary Limited (registration number
1998/022242/06), an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically in South Africa;
“Sustainability Committee” the BHP Group’s sustainability committee which, following completion of Unification, shall refer to the Company’s sustainability committee;
“SVCs” the Plc SVC and the Limited SVC;
“TFN” a tax file number;
“Thebe” gas fields off the coast of Western Australia, which is 50 per cent owned by the BHP Group;
“Trading Update” the BHP Group’s operational review for the quarter ended 30
September 2021, published on 19 October 2021;
“Treasurer” the Treasurer of the Commonwealth of Australia;
“Treaty” the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income;
“UK Corporate Governance Code” the UK Corporate Governance Code published by the Financial
Reporting Council in July 2018;
“UK Panel” the UK Panel on Takeovers and Mergers;
“UK Prospectus Regulation” the Regulation (EU) No 2017/1129 of the European Parliament and of the Council of 14 June 2018 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive
2003/71/EC, as it forms part of UK domestic law by virtue of the
EUWA;
“UK Sale Facility Election
Deadline”
the latest time and date for: (i) correctly completed UK Sale Facility Election Forms; and/or (ii) instructions amending, revoking or withdrawing a Small Plc UK Register Shareholder’s election in respect of their participation in the Sale Facility, to be received by Computershare UK in order to be valid, being
11.00 a.m. (London time) on 28 January 2022;
“UK Sale Facility Election Form” the form made available to Small Plc UK Register Shareholders, including on BHP’s website at www.bhp.com/unify, and by means of which Small Plc UK Register Shareholders can elect to participate in the Sale Facility in accordance with the instructions specified therein, in such form as may be amended from time to time with BHP’s consent;
“UK Sale Facility T&Cs” the terms and conditions upon which Computershare UK offers and administers the Sale Facility to Small Plc UK Register Shareholders, made available to Small Plc UK Register Shareholders, including on BHP’s website at www.bhp.com/unify, together with the terms and conditions set out in Section 3.3 (excluding Section 3.3.2) and Section 8.3.7 of the Circular (excluding the sub-section entitled “Small Plc South African Branch Register Shareholders”), provided that, in case of conflict between the two, the former set of terms and conditions shall prevail;
“Unaudited Pro Forma Financial
Information”
“Uncertificated Securities
Regulations”
“uncertificated” or in
“uncertificated form”
the unaudited pro forma financial information set out at Section A of Part X (Unaudited Pro Forma Financial Information) of this document;
the Uncertificated Securities Regulations 2001 as amended from time to time;
a share or other security whereby the title is recorded in the relevant register as being held in uncertificated form (that is, in CREST) and which may be transferred by using CREST;
“Unification Conditions” the conditions to implementation of Unification, as set out in the Implementation Deed and summarised at Section 3.2 of Part VII (Information on Unification) of this document;
“Unification Resolutions” the resolutions to be voted on by Shareholders to approve and give effect to Unification, as set out in each of the Notice of Plc Scheme Meeting, the Notice of Plc GM and the Notice of Limited GM;
“Unification” the proposed reorganisation of the BHP Group to remove the DLC Structure whereby the Company will become the sole parent company of the BHP Group by acquiring all the ordinary shares in Plc pursuant to and in accordance with the terms of the Plc Scheme;
“United Kingdom” or “UK” the United Kingdom of Great Britain and Northern Ireland;
“United States” or “US” the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction;
“US Exchange Act” the United States Securities Exchange Act of 1934, as amended from time to time;
“US Holder” a beneficial owner of Limited Shares, Limited ADSs, Plc Shares or Plc ADSs who is, for United States federal income tax purposes:
a citizen or resident of the United States;
a domestic corporation;
an estate whose income is subject to United States federal income tax regardless of its source; or
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust;
“US Sarbanes-Oxley Act” the United States Sarbanes-Oxley Act of 2002, as amended from time to time;
“US Securities Act” the United States Securities Act of 1933, as amended from time to time;
“USD”, “US dollar” or “US$” the lawful currency of the United States;

“Vale” Vale S.A, the Samarco dam third party joint venture partner;
“VAT”• within the UK, any value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto;
within the EU, any tax imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and
any other tax of a similar nature to the taxes referred to in the paragraphs above, whether imposed in the UK or a member state of the EU in substitution for, or levied in addition to, the taxes referred to in the paragraphs above or imposed elsewhere;
“Voting Entitlement Time”• in respect of the Limited GM, 7.00 p.m. (Melbourne time) on the day that is two days prior to that meeting, or any adjournment thereof (as the case may be); and
in respect of each of the Plc Meetings, 6.00 p.m. (London time) on the day that is two Business Days prior to that meeting, or any adjournment thereof (as the case may be);
“Woodside” Woodside Petroleum Ltd, a company incorporated in Australia
(ACN 004 898 962), whose registered office is Mia Yellagonga,
11 Mount Street, Perth, Western Australia 6000, Australia;
“Woodside Energy” Woodside Energy Ltd, a company incorporated in Australia
(ACN 005 482 986), whose registered office is Mia Yellagonga,
11 Mount Street, Perth, Western Australia 6000, Australia; and
“Working Capital Statement” the working capital statement in Section 15 of Part XIII (Additional Information) of this document.

sterling 175529

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 08, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary